Form 20-F
period 2026-03-31
PayPay Corp
filed 2026-06-30
CIK 2080845

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________
For the transition period from __________ to __________

Commission file number: 001-43184

PayPay Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Yotsuya Tower
1-6-1 Yotsuya
Shinjuku-ku
Tokyo 160-0004
Japan
+81-3-6885-8181

(Address of principal executive offices)

Kotaro Emae, +81-3-6885-8181, investor.relations@paypay-corp.co.jp, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo, 160-0004, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one common share	PAYP	The Nasdaq Stock Market LLC
Common Shares, no par value*		The Nasdaq Stock Market LLC*

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
676,955,535 common shares as of March 31, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This annual report on Form 20-F ("Annual Report") contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements relate to, among others:

•
our ability to successfully execute our business and growth strategy;
•
our future financial performance, including our expectations regarding our revenue, cost of revenue and operating expenses and our ability to achieve and maintain future profitability;
•
industry landscape of, and trends in, Japan’s market for electronic payment services and digital financial services;
•
our ability to compete successfully against future and current competitors;
•
our expectations regarding demand for, and market acceptance of, our services;
•
our ability to retain and grow our relationships with users and merchants;
•
our ability to obtain and maintain the necessary licenses to operate our business;
•
our ability to partner with card networks, payment services providers and other participants in the payment ecosystem;
•
our ability to maintain and improve our technological infrastructure and protect it from cyberattacks while simultaneously continuing to innovate and develop new technologies and services;
•
our ability to manage risk associated with our business;
•
our ability to comply with existing, amended or new laws, regulations and policies applicable to our business; and
•
general economic and business conditions and uncertainties affecting the markets in which we operate, and economic volatility that could adversely impact our business.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have referred to in this Annual Report and have filed as exhibits to this Annual Report in their entirety and with the understanding that our actual future results may be materially different from what we expect.

Risk Factor Summary

Investing in our ADSs or common stock involves significant risks. You should carefully consider all of the information in this Annual Report before making an investment decision. Below is a summary of the principal risks we face. These risks are discussed more fully in "Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business

•
If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and satisfaction.
•
If we fail to attract new users, retain our active users or expand the scope of our relationship with our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.
•
We may be unable to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services.
•
We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.
•
Our ability to continue to successfully operate and grow PayPay Credit is subject to several risks.
•
We may not be able to realize the anticipated benefits, synergies and efficiencies from the integration of PayPay Bank Corporation and PayPay Securities Corporation.
•
We may not be able to maintain and strengthen the ecosystem effects of our platform.

•
There is no assurance that our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates will be successful.
•
If the cashless payments industry and the digital financial services industry in Japan do not continue to expand and develop as we expect, our business, financial condition and results of operations could be adversely affected.
•
We had a history of losses in the past and we only recently achieved profitability, which we may not be able to maintain, and we may record losses and negative cash flow in the future.
•
Our ability to increase revenue and profitability, particularly for our Payment segment, depends on our pricing strategy and the expansion of our service offerings, both of which we may not be able to implement successfully.
•
We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.
•
Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand, or any unfavorable media coverage, could materially and adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.
•
We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.
•
Acquisitions, strategic investments and entries into new businesses could disrupt our business, divert our management’s attention, result in additional dilution to our shareholders, and materially and adversely affect our financial performance.
•
We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting. If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial reporting, which could result in litigation or regulatory enforcement actions and would harm our business and the trading price of the ADSs.
•
We are exposed to credit risk and the ability of various counterparties to pay us.
•
We are exposed to interest rate risk and other market risks.

Risks Related to the Proposed Acquisition of a Controlling Stake in T&D Financial Life Insurance Company

•
Although we have entered into definitive agreements to acquire a controlling stake in T&D Financial Life Insurance Company, the transaction may not be completed on the expected terms or timeline, or at all, and, even if completed, it may not deliver the benefits we currently expect and could expose us to significant regulatory, operational and financial risks.
•
Following the acquisition, any failure to successfully integrate TDFL’s operations with our group could adversely impact the price of our ADSs and future business and operations.

Risks Related to the SoftBank Group Corp. and SoftBank Group Companies

•
We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.
•
Our current shareholders will continue to collectively hold substantial shareholdings and exercise influence over our operations.

Risks Related to Technology, Information Systems and Intellectual Property

•
Failure to maintain or improve our technology infrastructure could harm our business and prospects and materially and adversely affect our business and reputation.
•
We rely on mobile operating systems and application marketplaces to make the PayPay app available to participants that utilize our platform, and if we do not effectively operate with or receive favorable placements within such application marketplaces, our usage or brand recognition could decline and our business, financial results, cash flows and results of operations could be materially and adversely affected.

Risks Related to Laws, Regulations and Compliance

•
Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.

External Risks Related to Economic Conditions and Other Factors

•
Unfavorable economic conditions in Japan could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Shares of our Common Stock and the ADSs

•
Investors holding less than one “unit” of shares of our common stock will have limited rights as shareholders.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and indebtedness

Not applicable.

C.
Reasons for the offer and use of proceeds

Not applicable.

D.
Risk factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this section, together with all of the other information in this Annual Report before making a decision to invest.

The risks and uncertainties described below may not be the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of these risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and satisfaction, and our business, results of operations, financial condition, cash flows and prospects could be adversely affected.

We have experienced significant expansion of our business since the launch of our PayPay app and anticipate that we will continue to grow our merchants and our user base and to launch new services to take advantage of market opportunities. Following our acquisition of PayPay Card Corporation in October 2022 and the consolidation of PayPay Bank Corporation and PayPay Securities Corporation in April 2025, we expect to achieve growth as we leverage newly gained synergies and expand our array of service offerings. We are investing in our operational capabilities, including by increasing our product development costs and expenses related to our internal IT systems, in order to support such growth and initiatives, but if we do not maintain our current rate of growth or realize our targeted growth, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected. Many factors may contribute to a decline in our growth rates, including increased competition, slowing demand for our services from existing and new users, reduced market acceptance of our existing services, transaction volume and mix, lower sales by our merchants, our merchants seeking to reduce the fees we charge to them, general economic conditions, including a decline in consumer spending power as a result of rising interest rates, government actions and policies, or a failure by us to continue capitalizing on growth opportunities. With the development of our business, having captured a large market share for code-based payment settlement services, we may face challenges to continue growing the scale of our business and Total GMV (See "Item 5. Operating and Financial Review and Prospects" for the definition) as we have targeted with respect to our payment settlement services business and to grow our financial services business in line with our expectations. Even if we grow as targeted, we cannot assure you that our current and planned systems, policies, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. It may become increasingly difficult to manage our growth as our operations continue to grow and become increasingly complex. Our failure to manage growth effectively could seriously harm our business, results of operations, cash flows and financial condition.

To effectively manage operations and personnel growth, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require the allocation of valuable management resources to expand our systems and infrastructure, particularly in connection with hiring and training engineers and other personnel, without any assurances that our revenue will increase. We also believe our corporate culture has been and will continue to be a valuable component of our success. As we expand our business and mature as a listed company, we may find it difficult to maintain our corporate culture, including our innovative and entrepreneurial spirit. Failure to manage our anticipated growth and organizational changes while preserving our corporate culture could reduce our ability to recruit and retain personnel, innovate, operate effectively, and execute on our business strategy, potentially adversely affecting our business, results of operations, cash flows and financial condition.

If we fail to attract new users, retain our active users or expand the scope of our relationship with our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.

Our success depends, in part, on our ability to attract new users to our payment settlement and other financial services, including for our PayPay app as well as our service offerings by PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, in order to increase revenue. Our success also depends on our ability to retain our active users. We generate revenue when users use our services, such as when they transact and pay for products and services using our PayPay app. If we are not able to continue to grow our user base and retain our active users, we will not be able to continue to grow our merchant network or our business effectively. The attractiveness of our platform and services to users depends upon, among other things: the number and variety of merchants and the mix of services available through our platform; our brand and reputation; user experience and satisfaction; consumer trust and perception of our solutions, including with respect to privacy and security; consumer trust and perception of payment applications and other financial products, including credit cards, loans and securities accounts; technological innovation; the rate of return to our users with respect to PayPay Points; and products and services offered by competitors. Our marketing efforts currently include digital and print marketing and the extensive use of promotional discounts and offers to our merchants and users. In order to increase revenue, we have aggressively used financial incentives to encourage customers to use our services. While our marketing and promotion expenses as a percentage of our revenue have been decreasing, decreases in the incentives we offer could negatively impact the use of our services by customers and result in a decrease in revenue. In that event, we may need to introduce new incentives or other marketing initiatives, and our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may become difficult. Some of our affiliated companies, our merchants and government entities also grant PayPay Points as incentives to increase sales of their own products and services or to promote cashless payment, and as a result, the majority of the costs of PayPay Point incentives are borne by third parties (principally affiliated companies but also our merchants and local governmental agencies in Japan). If in the future such third parties decrease their use of PayPay Points as consumer incentives, our user acquisition and retention could be adversely affected. See “—We may not be able to maintain and strengthen the ecosystem effects of our platform, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.” for a further discussion on the network effects and risks related to collaborations with our affiliated companies. With respect to our PayPay app, because we already have acquired a user base of approximately 73 million registered users as of March 31, 2026, we may not be able to continue increasing our number of users at the same rate as previously, which may also contribute to difficulty in generating a meaningful return on new marketing initiatives. If we do not continue to attract new users to our platform or services or are unable to retain our active users, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected. As we continue to grow our business, we expect the rate at which we increase the number of new users to decrease as we shift our focus to our active users.

Our future growth also largely depends on our ability to generate increased usage across all of our services and higher transaction volume from our active users. If we are unable to successfully implement our latest initiatives to increase the value of transaction volume utilizing our services by existing users, including incentivizing PayPay Card holders to use their cards as their primary credit card and growing PayPay Bank deposit accounts and PayPay Securities investment accounts, our revenue growth may be adversely affected. From September 2023, we started to charge an additional fee to users that load their PayPay Balance through the SoftBank/Y! Mobile mobile carrier billing service twice or more per month. For example, we may receive negative user reviews as a result of our recently announced changes to our PayPay Points reward program, which will narrow some of the ways users will be able to earn PayPay Points from June 2026, and this could have an overall negative impact on user confidence and trust in our products and services. As a result of such changes and similar changes in the future, we may lose a certain percentage of our existing users that are inconvenienced by these changes in our services and our fee structure. Furthermore, other external factors, such as rising interest rates and as a result users electing to keep their funds in deposit accounts with other financial institutions which pay interest instead of deposited with us as PayPay Money may negatively affect our ability to increase our transaction volume.

Our ability to retain and grow our user base depends on the willingness of users to continue using our platform and services. If we fail to retain our relationships with existing users or if we do not continually expand transaction volumes from users on our platform or services, our business, results of operations, financial condition, cash flows and prospects would be materially and adversely affected.

If we are unable to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services, our business, results of operations, financial condition, cash flows and prospects could be materially and adversely affected.

Our growth in payment settlement services substantially depends on our ability to acquire new merchants, maintain and grow our relationships with existing merchants and increase the volume of transactions processed using our services. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our GMV and our operations. Additionally, having a diversified mix of merchants is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. We derive revenue for our payment settlement business primarily from the fees earned from merchants for our payment settlement services. If we are not able to attract new merchants and retain existing merchants or increase transaction volumes of our payment settlement services, our payment platform may struggle to gain wider acceptance among new merchants, which in turn may impede our ability to grow our revenue. The attractiveness of our payment settlement services to merchants and their willingness to partner with us depend upon, among other things: the variety and quality of service offerings; payment options offered to users; the degree of consumer penetration; the strength of our brand and reputation; the amount of fees that we charge; our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout; the attractiveness to merchants of our technology and data-driven platform; and our competitors’ offerings. Because our PayPay app is mostly used to purchase everyday items that are relatively low in price per transaction, it is critical that we continue to increase the volume of transactions processed with our services, including by leveraging revolving and installment payments provided by PayPay Card Corporation, in order to achieve our targeted GMV. In recent years, because the amount of online payments by consumers has increased as a result of the growth of e-commerce, we intend to focus in particular on increasing the volume of online transactions processed with our services. However, there is no guarantee that we will increase the volume of online transactions in the manner that we anticipate. In addition, if the average price per transaction and the frequency of transactions per user do not increase in line with our expectations, we also may not be able to achieve our targeted GMV.

Moreover, we may experience attrition of our merchant relationships due to several factors, some of which are outside our control, including business closures, bankruptcy, financial distress, transfers of merchants’ accounts to our competitors, cancellations and account closures that we initiate due to heightened credit risks relating to contract breaches by merchants or a reduction in sales, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, our results of operations and growth to date have been partially driven by the growth of our merchants’ own businesses and the resulting growth in GMV. Should the rate of growth of our merchants’ businesses slow or decline, this could have an adverse effect on transaction volumes and therefore an adverse effect on our financial condition, cash flows and results of operations.

Further, we acquire merchants both directly as well as through third-party agencies. Our contracts with merchants typically have a term of one year with automatic renewal, and the terms of such contracts allow these merchants to terminate the contracts without cause by giving notice as per the terms of the agreement. In addition, our contracts with merchants that sign up with us through third-party agencies are terminated if our agreement with the third-party agency is terminated. We have no guarantee of income under these agreements or minimum requirements for the use of our services. Merchants may seek price reductions when expanding or changing their products and services with us and/or when the merchants’ businesses experience significant volume changes. In addition, because introduction costs of other payment settlement services are relatively low, and our contracts with merchants are non-exclusive, our merchants often have arrangements with multiple payment service providers, primarily in order to mitigate certain risks, such as downtime, delayed response time or default by a payment service provider, as well as to maximize conversion by offering a complete array of payment methods available. Therefore, these merchants could shift business away from us at any given time without necessarily terminating their contracts with us. If our contracts with our merchants are terminated or if these merchants shift business away from us, or if we are unsuccessful in achieving high renewal rates and favorable contract terms, our business, financial condition, cash flows and results of operations could be materially and adversely affected. In particular, our larger merchants, such as convenience store chains and major drug store chains, may develop and prioritize the use of their own payment services, or may terminate their contracts with us and exclusively use their own payment services, in the future, which could materially and adversely affect our results of operations. With respect to our contracts with merchants of our credit card merchant acquiring business, the term is typically one year with automatic renewal for an additional year, unless terminated. If we are unable to maintain high renewal rates as well as favorable terms for these contracts, our business, financial condition, cash flows and results could also be materially and adversely affected.

If we fail to retain any of our larger merchants or a substantial number of our smaller merchants, if we do not acquire new merchants, if we do not increase transaction volumes on our platform, if merchants do not adopt payment settlement services we offer or if we do not attract and retain a diverse mix of merchants, our business, results of operations, financial condition, cash flows and prospects would be materially and adversely affected.

We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.

As part of our efforts to increase the volume of transactions of our payment settlement services and grow our business overall, we acquired PayPay Card Corporation, including the credit card merchant acquiring business of Yahoo Japan, from Yahoo Japan Corporation (currently LY Corporation) in October 2022. PayPay Card Corporation was primarily focused on offering credit cards to users of Yahoo Japan’s shopping platforms. We aim to continue expanding the synergies between our PayPay app payment settlement services and our credit card payment services. For example, upon successful completion of the application process, a virtual PayPay Card is made available to users directly on the PayPay app to give users the option of selecting credit card-based payment, and this has led to an increase in the use of our credit card payment services by PayPay app users. We expect our expanding PayPay app user base will enable us to continue increasing the number of users of PayPay Card. However, we may not be able to continue to maintain and expand these synergies or to expand our credit card business in line with our expectations or at all.

A significant portion of our targeted revenue growth is dependent on increasing consumer and business spending on credit cards issued by PayPay Card Corporation and growing the amount of revolving credit, installment sales, credit balances and cash advances. We have invested in a number of related growth initiatives, including to attract new card members, retain existing card members and capture a greater share of customers’ total spending and borrowings. In order to fully execute such initiatives, for a period of time, we significantly increased the number of PayPay Card Corporation’s employees. In addition, we changed our credit card approval criteria in order to increase the approval rate, and as a result, our current credit card approval rate for new applicants for PayPay Card has increased to over 80%. However, this increase in our credit approval rate could result in us extending credit to users with greater credit risk, and may increase our exposure to credit risk as well as increase the delinquency rates of our credit card receivables, which could materially and adversely affect our business, results of operations, cash flows and financial condition.

Despite our investments in growth initiatives, including the adoption of generative AI to increase our operational efficiency, there can be no assurance that our investments towards growing our credit card business will continue to be effective or that we will be able to achieve the targeted increase in Total GMV of our payment settlement services as a result of expanding our credit card business. In addition, if we develop new credit card products or offers that attract customers looking for short-term incentives rather than incentivize long-term loyalty, card member attrition and costs could increase. Further expanding our service offerings, maintaining cost synergies across all of our services, adding user acquisition channels and forming new partnerships or renewing current partnerships could increase in cost in the future, adversely impact our average discount rate or dilute our brand, any of which could have a material adverse effect on our results of business, results of operations, cash flows and financial condition.

Our ability to continue to successfully operate and grow PayPay Credit is subject to several risks.

PayPay Credit, our payment service integrated in our PayPay app, allows users to pay for goods and services at participating merchants by using credit extended through PayPay Card Corporation. Users of the PayPay app who have applied for and have been approved for PayPay Card can then access PayPay Credit directly in the PayPay app as one of their payment options. PayPay Credit users can opt to pay for their purchases made during a given month in a lump sum in the following month for no additional fee or can pay for their purchases on a revolving basis, in which case interest is charged to the user in the same manner as with other credit card balances. GMV of PayPay Credit accounted for 24.0% of our Total GMV for the year ended March 31, 2026, and we aim to increase the proportion of GMV generated with PayPay Credit as part of our growth initiatives to expand our credit portfolio and increase interest income. However, there can be no assurance that we will be able to continue to grow PayPay Credit and increase its contribution to total revenue in the long term.

Our ability to continue to successfully operate and grow PayPay Credit is subject to our exposure to credit risk, as described below in “—We are exposed to credit risk and the ability of various counterparties to pay us, which could have a material adverse effect on our results of operations, cash flows and financial condition” as well as the following risks:

•
Integration with the PayPay app. Because PayPay Credit is integrated in our PayPay app, any issues with our PayPay app could prevent PayPay app users from using PayPay Credit, which would negatively affect our results of operations and could damage our reputation. A decrease in the number of users of our

PayPay app, whether due to issues or concerns in the app itself or as a result of changes in user preferences, could also negatively impact our PayPay Credit user base and our results of operations.
•
Competition. Our PayPay Credit payment service competes against credit card companies as well as providers of “buy-now-pay-later” services in Japan, and such competitors may offer more convenient or attractive services to their customers, including lower interest rates, longer installment payment periods or longer payment deferral periods. Intense competition could prevent us from attracting new users of PayPay Card, which is a condition to access PayPay Credit, which could have a direct impact on our ability to grow our PayPay Credit user base. See “—We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.”
•
Regulatory compliance risk. In offering our PayPay Credit service, we must operate in compliance with applicable regulatory restrictions related to permissible interest rates and other terms relating to the extension of consumer credit. Ensuring compliance with such laws and regulations can be time consuming and costly. See “—Risks Related to Laws, Regulations and Compliance—Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.”

We may not be able to realize the anticipated benefits, synergies and efficiencies from the integration of PayPay Bank Corporation and PayPay Securities Corporation.

The integration of PayPay Bank Corporation and PayPay Securities Corporation into our business is an integral part of our strategy to generate sustainable growth and expand our ability to deliver comprehensive financial services to our users. To that end, we aim to realize benefits, synergies and efficiencies related to, among other things, increases in cross-selling opportunities among our payment and financial services, increases in total revenue, increased user acquisition, the integration of the financial services offered by PayPay Bank Corporation and PayPay Securities Corporation directly in our app, and lower customer acquisition costs. However, there can be no assurance that we will be able to realize the benefits, synergies and efficiencies that we anticipate. Specifically, the expected benefits, synergies and efficiencies resulting from the integration of PayPay Bank Corporation and PayPay Securities Corporation are subject to, among other things, the following uncertainties:

•
a gap between the needs of the users of our payment settlement services and the financial services offered by PayPay Bank Corporation and PayPay Securities Corporation;
•
our inability to market our financial services effectively to our payment services user base in order to grow our financial services;
•
issues with any of our payment or financial services, whether caused by us or third parties, which could adversely affect our users, negatively impact our reputation and discourage our users from using our other services, thereby diminishing cross-selling opportunities;
•
a lack of competitiveness of the services that we offer through our app, which could hinder cross-selling among our services;
•
our failure to or any difficulty in effectively promoting the adoption of our eKYC passport in order to drive user acquisition;
•
our inability to fully leverage our proprietary data-driven credit model, which could hinder our ability to assess borrower risk in line with our expectations;
•
uncertainties regarding the growth of internet banking and securities brokerage services in Japan, which could negatively impact our ability to grow our financial services; or
•
our inability to effectively reduce customer acquisition costs, which could in turn negatively impact our profitability.

Our failure to successfully realize the anticipated benefits, synergies and efficiencies as expected or at all could have a material adverse effect on our future business and results of operations.

We may not be able to maintain and strengthen the ecosystem effects of our platform, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.

Our users and merchants interact with each other in our ecosystem to create very strong network effects, which drives our further growth. Our collaboration with LY Corporation, with respect to the LINE app as well as Yahoo! Japan’s e‑commerce platform, and other affiliated companies, such as SoftBank Corp., to extend PayPay Points to their user bases strengthens these effects. There can be no guarantee that these companies will maintain the same level of promotion and collaboration in the future. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•
maintain a high level of engagement and activity of users and merchants on our platform;
•
improve the quality of our consumer insights;
•
consistently innovate and improve the services offered on our platform;
•
increase the effectiveness of features enabling businesses and partners to engage with users on our platform, including by enabling merchants to offer coupons and incentives in the form of PayPay Points; and
•
provide users more opportunities to receive and use PayPay Points.

In addition, changes that we implement on our platform to improve the user and merchant experience may not have the intended effect, which could adversely impact certain groups of users or merchants. To the extent we are not able to address the needs and demands of any particular participant group, those participants may spend less time and resources on our platform and may conduct fewer transactions or use alternative platforms, any of which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects. Changes in the level of our collaboration and cross-promotion with LY Corporation or other affiliated companies could also significantly affect user activity on our platform. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

There is no assurance that our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates will be successful.

We currently have alliances with the shareholders of PayPay Bank Corporation and PayPay Securities Corporation, which are both consolidated subsidiaries of ours, and the shareholders of PayPay SC Corporation, which is an equity-method affiliate of ours. Specifically, we currently hold 75.5% of the common shares of PayPay Bank Corporation, while Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company hold 21.5%, 2.4%, 0.2% and 0.2% of the common shares, respectively. Similarly, we currently hold 75.2% of the common shares of PayPay Securities Corporation, while Mizuho Securities Co., Ltd. holds 24.8% of the common shares. In addition, we hold 34% of the common shares of PayPay SC Corporation, while SB Payment Service Corporation and SB C&S Corp. hold 33% and 33% of the common shares, respectively. PayPay SC Corporation is a joint venture that was established in 2024 to further expand the use of PayCAS, a unified cashless payment terminal with POS integration functionalities.

The success of our alliances depends on our ability to cooperate strategically with the other shareholders of PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation. However, we may encounter difficulties in managing relationships with such shareholders. For example, they may have economic or business interests or goals that are inconsistent with ours; take actions contrary to our instructions, requests, policies or objectives; be unable or unwilling to fulfill their obligations; have financial difficulties; or have disputes with us as to their rights, responsibilities and obligations. In addition, because the other shareholders of PayPay Bank Corporation and PayPay Securities Corporation include major traditional financial institutions, they may be unable or unwilling to make decisions regarding our alliances quickly and efficiently. Any of these factors may have a material adverse effect on the performance of PayPay Bank Corporation or PayPay Securities Corporation. If relationships deteriorate to a level that is beyond repair, the affected alliance may need to be terminated or there may be a change in shareholding of the affected entity.

In addition, because PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation are currently not wholly owned subsidiaries of ours, we may decide in the future to acquire additional shares of PayPay Bank Corporation, PayPay Securities Corporation or PayPay SC Corporation to make them wholly owned subsidiaries of ours. With respect to PayPay SC Corporation, we may first decide to acquire additional shares to make PayPay SC Corporation a consolidated subsidiary of ours, resulting in a business combination under common control, which may require retrospective consolidation, in which case we may need to restate our financial statements for prior periods. We may not be successful in completing such transactions to acquire additional shares of PayPay Bank Corporation, PayPay Securities Corporation and PayPay SC Corporation if negotiations with the other shareholders do not prove to be successful. In addition, such potential acquisitions with respect to PayPay Bank Corporation and PayPay Securities Corporation may be subject to strict scrutiny by regulators, which may make the acquisitions costly and time consuming.

If the cashless payments industry and the digital financial services industry in Japan do not continue to expand and develop as we expect, our business, financial condition and results of operations could be adversely affected.

Because we operate primarily in the cashless payments industry, the expansion of this industry, in terms of numbers of users using our services and numbers of and relationships with our merchants and other business partners, and the continued adoption of cashless payments by consumers and merchants are essential to our growth strategy and our ability to increase our revenue and expand our operations. Our business, financial condition and results of operations could be materially and adversely affected if the growth of the cashless payments industry in Japan does not continue in line with our expectations. In particular, the cashless payments industry may not expand or develop as we expect due to factors specific to Japan, including potentially higher resistance to the adoption of cashless payments by individual users or merchants in Japan as compared to other markets. Although the Japanese government and Japanese local governments have encouraged the use of cashless payments by both consumers and merchants and are promoting ways to further increase the adoption of cashless payments in order to promote a cashless society, some of the more significant measures implemented to promote the use of cashless payments such as MyNaPoint (a point redemption incentive to encourage the use of MyNumber social security cards—a government-issued social security card that can be used as, among other things, a health insurance card and for online income tax return filing, etc.—in Japan) have been discontinued, and Japanese users of cashless payments have generally had security concerns with respect to the adoption of such services and continue to rely on cash for a significant proportion of day-to-day transactions. As a result, Japan has a lower rate of adoption of cashless payment services as compared to other developed economies, such as South Korea, China, the United States or some countries in Europe, and there can be no guarantee that the use of cashless payment services in Japan will grow to the same extent as that seen in other advanced economies.

The termination of subsidies to promote cashless settlement may also result in a slowdown of the growth of the cashless payment industry in Japan. In addition, initiatives by the Japanese government and Japanese local governments to promote the use of cashless payments may also not result in or continue to result in the anticipated benefits. For example, the introduction of the payment of employees’ wages by employers with cashless settlement may not become widely accepted. Furthermore, since April 2023, the Bank of Japan has been proceeding with a pilot program for the “digital yen,” and if in the future the Bank of Japan decides to issue a central bank digital currency, this may significantly impact the cashless payments industry in Japan and force us to make significant changes to our business model. The Bank of Japan has already taken preliminary steps in considering the issuance of a central bank digital currency by establishing the Central Bank Digital Currency Forum in July 2023, which consists of 60 entities from various industries, including the banking, payment services and fintech industries. The forum held its fifth general meeting in January 2026 and continues to work on the development of a pilot program for a central bank digital currency system in Japan.

Moreover, the expansion of the digital financial services industry is also essential to our growth strategy and our ability to increase revenue. Our business, financial condition and results of operations could be adversely affected if the growth of the digital financial services industry as a whole decelerates. In particular, while we believe there is room for further growth in the digital financial services industry in Japan based on the growing number of users of the internet and smartphones generally, the industry may not expand or develop as we expect due to increasing saturation of online services markets or other factors. If growth of the digital financial services industry slows or ceases and we are unable to expand our business as a result, our results of operations and overall growth prospects could be materially and adversely affected.

The development and growth of the Japanese cashless payment industry and digital financial services industry could also be affected by regulations that inhibit the use of such services, growing concerns around information security and privacy issues, especially in relation to personal information, adverse economic trends, increasing competition, development of disruptive or competing technologies, costs incurred by merchants to introduce cashless payment systems or other factors.

We had a history of losses and we only recently achieved profitability, which we may not be able to maintain, and we may record losses and negative cash flow in the future.

We achieved profit for the year of ¥39.2 billion for the year ended March 31, 2025 and ¥117.8 billion for the year ended March 31, 2026. However, we had recorded a loss for the year every year since our inception through the year ended March 31, 2024. Historically, we invested in significant promotional expenses to expand our merchants and our user base and our business strategy is to continue to maintain a significant scale in terms of GMV, users and merchants and to achieve sustainable profitability through revenue diversification and effective cost management. Maintaining profitability will depend on our ability to continue our positive growth trajectory in terms of merchants, users and GMV while controlling our expenses, such as user acquisition costs. If we are unable to achieve our targeted GMV growth or adequately manage the level of our promotional and other expenses even if we achieve our GMV targets, there is no assurance that we will be able to maintain profitability in the future. Because the market for our payment and financial services is evolving, it is difficult for us to predict our future results of operations or the extent of our market opportunity. We expect our operating expenses to increase as we hire additional personnel, broaden our marketing efforts and promotional activities, expand our operations and infrastructure, continue to enhance our brand, expand our services, and expand and improve our interface. These initiatives may be more costly than we expect and may not succeed in achieving our targeted growth in GMV and revenue. In addition, because we have only recently acquired the shares of PayPay Bank Corporation and PayPay Securities Corporation to make them consolidated subsidiaries of ours, we are actively working on the integration of PayPay Bank Corporation and PayPay Securities Corporation with our existing operations. We have developed new initiatives in connection with the anticipated synergies from the integration of PayPay Bank Corporation and PayPay Securities Corporation, such as cross-selling opportunities, to further grow our business and increase our profitability, but these initiatives may not be successful. If these initiatives are unsuccessful, we may not be able to increase our revenue to exceed our increased operating expenses, which would have a negative impact on our overall profitability. Furthermore, as a listed company, we will incur additional significant legal, accounting and other expenses that we did not incur as an unlisted company. Any failure to increase our revenue sufficiently to keep pace with our initiatives, investments, and other expenses could prevent us from maintaining profitability or positive cash flow on a consistent basis in future periods and could have a material adverse effect on our ability to continue as a going concern. We cannot assure you that we will maintain our profitability and may record losses again in the future.

Our ability to increase revenue and profitability, particularly for our Payment segment, depends on our pricing strategy and the expansion of our service offerings, both of which we may not be able to implement successfully.

Our pricing strategy for our payment settlement services constitutes a key component of our business plan to achieve a significant scale to enable us to continue to achieve profitability. Our pricing strategy previously focused on aggressive marketing of our PayPay app in order to acquire new merchants by reducing or eliminating payment settlement fees that the merchants would normally remit to us during initial promotional periods. We allowed small- and medium-sized merchants to utilize our PayPay app payment settlement services without having to pay us any payment settlement fees until October 2021. Since then, we have started to collect payment settlement fees from all participating merchants, although we sometimes offer reduced fees to newly joining large merchants that are strategically important for our business through negotiations on a case-by-case basis, and this pricing strategy results in lower revenue than what we would recognize if we collected payment settlement fees without such reduction in fees from all newly joining merchants. Because we no longer offer the type of incentives we previously offered, higher payment settlement fees or lack of or reduced incentives upon becoming a new PayPay merchant could also negatively impact our ability to acquire new merchants, which may decide to opt for the cashless payment services of our competitors if they offer more incentives, lower payment settlement fees or are otherwise more broadly used by consumers. Some competitors, in particular those providing code-based payment settlement services similar to ours as well as those providing other forms of cashless payment services, may be able to offer lower prices to merchants for similar services by cross-subsidizing their payment services through other services they offer. Such competition may result in the need for us to alter the pricing we offer to our merchants and could reduce our potential revenue. In addition, as we grow, merchants may demand more customized and favorable pricing from us. Our competitors are continuously investing to innovate, grow their businesses and enhance consumer reach and engagement, and may outperform us in any of these areas. Increased investments made, lower prices or innovative services offered by our competitors, as well as the low barriers to entry prevailing in our industry, may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may reduce our market share and materially and adversely impact our revenue growth, profitability, cash flows and financial condition.

We derive a majority of total revenue from our payment settlement services in our Payment segment. For the year ended March 31, 2026, revenue from payment settlement services in the Payment segment accounted for 61.5% of total revenue of our Payment segment. Our efforts to expand our sources of revenue depend on, among other things, our ability to broaden the scope of the services we offer, develop new technologies, enhance the functionality of our services and respond to the needs of our merchants and users. One element of our business strategy is to target revenue growth from the provision of additional services to our merchants and from the provision of additional financial services to our users. In particular, we have expanded the financial services we offer to our users through PayPay Bank Corporation and PayPay Securities Corporation. We aim to grow our revenue by offering convenient services to our users, such as PayPay Debit, which allows accountholders to make payments with merchants that accept PayPay code-based payments directly from their PayPay Bank deposit accounts. We also aim to grow the balance of deposit accounts for PayPay Bank Corporation by offering competitive interest rates to our users as well as the balance of investments that PayPay app users hold with various offerings through PayPay Securities Corporation, but there can be no assurance that we will be able to successfully implement such initiatives. In addition, such expansion of our financial services will increase our operating costs, which may negatively impact our profitability.

New services we introduce may be subject to technological challenges, including a shortage of engineers to build them, or regulatory requirements that are different from those for our existing businesses and with which we have limited or no experience. If we are unable to respond to those challenges or meet those requirements or we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our failure to broaden the scope of our services that are attractive may inhibit the growth of our business, as well as increase the vulnerability of our core payments business to competitors.

We participate in markets that are competitive with continuously evolving technology and consumer needs, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

We face significant competition from companies that operate in the cashless payments industry and digital financial services industry. As the number of internet and smartphone users increases, many companies are moving into internet-related services across a wide spectrum of product categories and service formats.

Payment Segment

Our code-based PayPay app had a user base of approximately 73 million registered users as of March 31, 2026 but we face intense competition from other code-based payment settlement services as well as other forms of cashless payments, including credit cards, “buy-now-pay-later” services and e-money services of major transportation companies and retailers. We believe the principal competitive factors in our markets include industry expertise, platform scale and service features and functionality, ability to build new technology and keep pace with innovation, scalability, extensibility, service pricing, security and reliability, brand recognition, agility and speed to market. We compete in markets characterized by vigorous competition, rapidly changing and disruptive technology, changing merchant and consumer needs, evolving industry standards and frequent introductions of new services. We strive to use our technical expertise in developing a high-quality user interface and user experience, or UI/UX, to remain competitive and expand our business. We expect competition to remain intense as existing and new market entrants seek to enhance their cashless payment services to take advantage of increasing penetration of such services in the Japanese economy. Within our industry, there are low barriers to entry and the cost of switching between offerings is low. Users may have a propensity to shift to the provider offering the largest incentives, including those engaged in aggressive promotional campaigns, or services with the best UI/UX and commonly use more than one payment service. We compete with domestic and international companies and some of these companies may have greater financial resources and broader business lines than we do, which may provide them with competitive advantages. These companies may devote greater resources to the development, promotion, and sale of services, and they may offer lower prices or more effectively introduce their own innovative services that adversely impact our growth. In addition, if major traditional financial institutions decide to pool their resources to develop a new technology that is more convenient than our code-based payment app and renders the services we offer obsolete, our business may suffer irreparable harm. Further, as we and our competitors introduce new offerings and as existing offerings evolve, we expect to become subject to additional competition. In addition, our current market position could change drastically if a new market entrant or any existing competitor were to introduce a new and attractive service incorporating more advanced technologies, such as biometric authentication or AI, that gains widespread acceptance. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our services, the number of participants on our platform or the frequency of use of our platform. Certain merchants have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost-prohibitive for us to conduct material amounts of business with them. On the other hand, our merchant agreements are non-exclusive, therefore allowing merchants to move to similar services offered by our competitors. Competing services tied to established brands may engender greater confidence in the safety and efficacy of their services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business, results of operations, cash flows and financial condition could be materially and adversely affected.

A major part of our business strategy is to grow the market share, GMV and Take Rate of our credit card business through PayPay Card Corporation, including through growth in use of PayPay Credit, but we face significant competition in Japan’s credit card services market, including from competitors with a larger existing market share. Our competitors in the credit card services market are well-established and have strong existing customer bases and there is no assurance that we will be able to increase our market share and achieve our targeted synergies between our PayPay app payment settlement services and our credit card payment services to increase the number of PayPay Card holders and Total GMV of our credit card business. See “—We may face challenges in maintaining and expanding synergies between our code-based payment settlement services and our credit card payment services.” Some of our competitors may be able to offer lower prices to merchants for similar services by cross-subsidizing their payment services through other services they offer, and such competitors may be engaged in a broader range of businesses than we are.

Financial Service Segment

Our internet banking business that we operate through PayPay Bank Corporation faces significant competition from other internet banking providers as well as from traditional Japanese banking institutions, including commercial banks and regional banks, that have expanded their internet banking services and broadened their retail asset management and retail lending services. Our competitors include Rakuten Bank, Ltd., SBI Sumishin Net Bank, Ltd., Sony Bank, Inc. and au Jibun Bank Corporation. These competitors may provide loans or other products with more attractive terms than we do, such as lower interest rates, or offer a more comprehensive range of banking products than we offer and may have stronger brand recognition, larger customer bases, greater financial resources, more effective online or physical networks and more developed marketing, asset management and risk management capabilities relative to us.

Our online securities intermediary business that we operate through PayPay Securities Corporation faces direct competition from several other online securities firms as well as from full-service securities firms in Japan, many of which are cooperating closely with their affiliated commercial banks. We consider our primary competitors to include other online securities firms in Japan, such as Rakuten Securities, Inc., SBI Securities Co., Ltd., Matsui Securities Co., Ltd., Monex, Inc. and Mitsubishi UFJ eSmart Securities Co., Ltd. The full-service securities firms that we compete with include Nomura Securities Co., Ltd., Daiwa Securities Co. Ltd. and SMBC Nikko Securities Inc. In order to maintain and expand our user base, we must compete with other securities firms on factors such as commission rates, fees, UI/UX and the strength and attractiveness of our lineup of products and services. These competitors may provide a more comprehensive range of services and may be able to offer more competitive products, such as products with lower brokerage commissions, than we are able to provide.

In addition, while we believe that our ecosystem provides tangible benefits to our financial services customers, certain of our banking and securities firm competitors are part of corporate groups that provide similarly attractive membership and loyalty programs including point programs, including Rakuten Group, Aeon Group and NTT Docomo Group, and competition based on the attractiveness of such ecosystems is fierce.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand, or any unfavorable media coverage, could materially and adversely affect our reputation, business, financial condition, results of operations, cash flows and prospects.

We have developed a prominent brand that has contributed significantly to the success of our business. We enable participants in commercial and financial activities, including users and customers, merchants and financial institution partners to build and strengthen trust among each other. Maintaining, protecting, enhancing and promoting the trust in us, our products and services and our brand is critical to expanding the base of users and customers, merchants and financial institution partners of our products and services, as well as increasing their engagement with our products and services. Any negative publicity about our industry or us, the quality and reliability of our products and services, our risk management processes, changes to products or services, our ability to effectively manage and resolve merchant and user complaints, our privacy and security practices, litigation, regulatory activity, and the experience of merchants and buyers with our products and services, could materially and adversely affect our reputation and the confidence in and use of our products and services. In addition, because the “PayPay” brand is owned by us but used by other SoftBank Group companies pursuant to licenses or sublicenses to promote and market certain product and service offerings, any issues encountered with the provision of such offerings could potentially adversely impact our brand and reputation. For example, PayPay Insurance Service Corporation is a wholly-owned subsidiary of LY Corporation and is not under our direct control. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

Many factors could undermine or damage the trust in us, our products and services or our brand, including failure by us or our partners to satisfy expectations of our product or service and quality; inadequate protection of sensitive information; compliance failures and claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. In addition, with respect to our credit card business (including users of PayPay Credit to whom credit is extended through PayPay Card Corporation as well as credit extended through PayPay Bank Corporation), our credit collection activities could results in reputational damage. Moreover, under the agreements with our merchants, the merchant is responsible for quality, quantity, timely delivery and price of the services offered by it and is further responsible for related customer support and dispute resolution services. However, instances of unsatisfactory services provided by one or more merchants may damage the trust that our users have in our brand and our services. We may receive negative reviews from users and become subject to legal notice and/or action, which may materially and adversely affect our reputation and the confidence in and use of our services. Such reputational damage can result even from incidents where we ultimately face no legal liability. If we do not successfully maintain the trust in us, our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

Unfavorable publicity could materially and adversely affect our reputation. Such negative publicity could also harm the size of our network and the engagement and loyalty of merchants, users and other participants that utilize our products and services, which could materially and adversely affect our business, cash flows, financial condition, and results of operations. As our products and services continue to scale and public awareness of our brand increases, any future issues that draw media coverage could have an amplified negative effect on our reputation and brand. In addition, negative publicity related to key brands we have partnered with or by any influencers may damage our reputation, even if the publicity is not directly related to us. For example, there have been news articles published about our PayPay app being used as part of certain fraud schemes. Although these fraudulent activities are completely unrelated to our business, any such negative publicity that we may receive could diminish confidence in, and the use of, our products and services and may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and materially and adversely affect our brand. As a result, any impairment or damage to our brand, including as a result of these or other factors, could materially and adversely affect our business, reputation, cash flows, results of operations and financial condition. Many social media platforms publish their subscribers’ or participants' content, often without filters on accuracy. The dissemination of inaccurate information regarding our business, brand and services online could materially and adversely affect our business, reputation, prospects, financial condition and operating results, regardless of the information’s accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate, and retain highly skilled employees. Identifying, recruiting, training, integrating, and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel, especially software engineers, is intense. We have established a subsidiary for product development in India, PayPay India Private Limited, in order to recruit talented software engineers, but there can be no assurance this initiative will succeed in securing qualified personnel over the long term. The rate of attrition of our software engineers is higher than that of our other employees, so we may need to invest significant amounts of cash and equity to attract and retain employees, particularly for software engineers, and we may never realize returns on these investments. As part of our efforts to attract and retain highly skilled employees, we have implemented a “Hybrid Style” policy, which in principle offers our employees the flexibility to work from anywhere in Japan. However, this remote work system may subject us to certain risks, including ineffective or inadequate training and supervision, reduced productivity, difficulty in maintaining our corporate culture and data security-related risks, among others. In addition, measures we take to reduce such risks may only be temporarily effective or not effective at all. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects may be materially and adversely affected. Furthermore, compared to prior years, we have started to encourage our employees to return to the office to the extent possible, and this policy change could lead to an increase in our attrition rate if our employees or candidates are not amenable to the shift away from remote work.

One tool we use to attract and retain talented and high-performing employees, including members of our senior management, is the grant of stock options under a trust-type stock option plan, which our shareholders approved in August 2022. In light of the announcement on May 30, 2023 by the National Tax Agency of Japan regarding the tax treatment of stock options under trust-type stock option plans, stock options under such plans are subject to income tax upon the exercise of the options, which may result in a higher tax rate than originally expected, which could adversely affect the effectiveness of our stock option plan as a recruiting and retention tool. In light of such potential adverse effect on trust-type stock option plans, in April 2025, our shareholders approved plans to grant stock options to our directors, corporate officers and employees through tax-qualified stock options and one-yen-exercisable at retirement-type stock options.

The “part-time” status of a majority of our directors or their positions in other companies may prevent them from devoting full attention to our company’s affairs, which could result in conflicts of interest and hinder our corporate governance.

The vast majority of our directors serve on a part-time basis, which means that they are not required to be constantly available to work at the company during business hours, are not subject to a duty of exclusive devotion to the company, and are responsible for monitoring the actions of executive directors and officers rather than executing business operations. In addition, the vast majority of our directors maintain significant positions in other companies. Accordingly, they do not devote their full-time attention to our company’s operations. This limited commitment could make them unavailable at critical times and may result in delays in making important business decisions. In addition, their involvement in other companies creates the potential for conflicts of interest in allocating time and effort between our company and their other obligations. There can be no assurance that any such conflicts, should they arise, will be resolved in our favor. Part-time directors might also be less able to effectively monitor management and provide oversight compared to full-time executives, which could weaken our governance practices. If our directors cannot dedicate sufficient time and focus to our affairs, our decision-making processes, strategic oversight, and overall business performance could suffer, potentially materially and adversely affecting our results of operations.

We rely on our suppliers and partners for our hardware, software and cloud services and any impediment in procuring these in a timely manner and at competitive costs, or at all, may have a material adverse effect on our business, operations, financial condition, and cash flows. We could also be subject to monetary and other penalties from payment card networks with respect to high-risk merchants.

Our ability to remain competitive depends, in part, on our ability to source and maintain a stable and sufficient supply of hardware, software and cloud services at desired prices. Many of our key hardware devices, key software services and cloud services come from a limited number of partners and suppliers located in Japan and overseas. We also rely on SoftBank Group companies in the provision of some of these services, which subjects us to certain risks. See “—Risks Related to SoftBank Group Corp. and SoftBank Group Companies—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.” For example, we collaborate with SB C&S Corp., a wholly-owned subsidiary of SoftBank Corp. and the supplier of PayCAS, a unified cashless payment terminal with point-of-sale, or POS, integration functionalities, which we began leasing to select merchants in 2022 and made available to all merchants in April 2023. We also outsource the printing and delivery of our credit cards to third parties, and any production or sourcing issues could have an adverse impact on our ability to grow our credit card business. Furthermore, PayPay Bank Corporation utilizes various vendor resources for its core banking and data warehouse systems, informed by our technical support and specialized knowledge. If such vendors unexpectedly increased the prices for their services, this would result in an increase in costs for us and we may not be able to find an alternative vendor that offers comparable services at a lower price, which may have a material adverse effect on our financial condition and cash flows. In the event these partners and suppliers fail to provide hardware, software and services adequately, including as a result of errors in their systems or events beyond their control, or refuse to provide hardware and services on terms acceptable to us or at all, and we are not able to find suitable alternatives, our business may be materially and adversely affected.

In addition, our credit card business is reliant on payment card networks, which establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standard, govern a variety of areas, including how users may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we might find difficult or even impossible to follow or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on us or be disadvantageous to us. Such changes may impact our ongoing cost of doing business, and we may not, in every circumstance, be able to pass through such costs to our users. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained. If we are unsuccessful in establishing or maintaining mutually beneficial relationships with these payment card networks, banks, and acquiring processors, our business may be materially and adversely affected.

We could be subject to monetary and other penalties from payment card networks if we fail to detect that merchants are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered “high risk.” We must either prevent high-risk merchants from using our services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Penalties could be material and could result in termination of our ability to accept payment cards or could require changes in our processes for registering new merchants. This could materially and adversely affect our business.

Acquisitions, strategic investments and entries into new businesses could disrupt our business, divert our management’s attention, result in additional dilution to our shareholders, and materially and adversely affect our financial performance.

We have completed many acquisitions and strategic investments in the past in order to grow our business and will continue to actively acquire or invest in shares, businesses, apps, or technologies in financial services and other industries that we believe could complement or expand our services, enhance our technical capabilities, or otherwise offer growth opportunities. In the ordinary course of business, we consider a broad range of potential opportunities, which may result in our pursuing significant acquisitions or other strategic transactions, including as a means to expand our business into industries or regions in which we have limited or no prior experience. However, we may be unable to find suitable target candidates or co-investors or may be unable to complete acquisitions on favorable terms, or at all, in the future and thus be unable to achieve our strategic objectives. If we complete such acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from its primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, results of operations, cash flows and financial condition. In addition, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company. We also may not achieve the anticipated benefits from the acquired businesses due to a number of factors, including difficulties resulting from the integration of technologies, IT systems, accounting systems, culture or personnel; disagreements with or termination of relationships with co-investors; diversion of management’s attention; litigation; use of resources; or other disruption of our operations. Regulatory constraints, particularly competition laws and regulations, may also affect the extent to which we can maximize the value of our acquisitions or investments. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt. In general, the more significant a transaction is, including if we acquire shares or businesses of target companies with assets and liabilities that are substantial relative to our own, the more significant such challenges could become, and our results of operations and financial condition could be materially and adversely affected as a result. In addition, if an acquired business fails to meet our expectations, our business may be materially and adversely affected. From time to time, we may also explore potential strategic opportunities outside Japan. For example, we are currently in discussions with Visa Inc. (“Visa”) to enter into a business alliance to explore collaboration in Japan and the United States by leveraging our QR code-based payment platform and Visa’s global payment network and digital payment technologies. For more details, see “Item 4. Information on the Company—B. Business Overview—Alliances with our Partners.” Though basic terms have been agreed upon, there can be no assurance that discussions will progress, that we will enter into any definitive agreements, or that any such collaboration, if pursued, will be implemented on terms favorable to us or at all. The business alliance relates to new strategic business initiatives, and the outcome of any implementation of such initiatives is highly uncertain. In the event such new strategic business initiatives are successful in their initial stages, we may require a sizable initial investment, and the potential expansion of our business abroad could divert our management’s attention and resources, which may have a material adverse effect on our business and results of operations. In addition, because our current management’s experience is focused in Japan, we may be unable to fully leverage our strengths and the know-how that we have accumulated towards operating a digital finance platform outside of Japan.

On September 16, 2025, we completed the acquisition of 40.0% of the issued and outstanding shares of common stock of Binance Japan Inc., or Binance Japan, through a third-party allotment of new shares. Prior to the acquisition, Binance Japan was a wholly owned subsidiary of Binance (AP) Holdings Limited, an affiliate of Binance, which is the operator of one of the largest cryptocurrency exchanges. Binance Japan operates a cryptocurrency exchange business in Japan based on the global infrastructure offered by Binance group. We may not be able to successfully realize the anticipated strategic benefits from the acquisition, including integrating Binance Japan’s business into our ecosystem, and developing compliant crypto-related services in Japan. In addition, the high volatility and uncertainty of cryptocurrencies could result in losses in this business. Moreover, Binance, as a group, has been the subject of various legal and regulatory actions in multiple jurisdictions, including criminal proceedings involving its founder in the United States and fines imposed by U.S. and other regulators. Although the criminal case against the founder in the United States has ended due to the issuance of a pardon, such actions and proceedings may negatively affect us or subject us to increased regulatory attention, all of which could have an adverse impact on our results of operations. Furthermore, because our investment in Binance Japan currently represents a minority interest, we have limited control or influence over Binance Japan’s operations, governance and compliance practices. Pursuant to the terms of the definitive agreement that we entered into with Binance Japan and Binance (AP) Holdings Limited, Binance Japan and Binance (AP) Holdings Limited are obligated to discuss with us in good faith for our acquisition of additional shares of common stock of Binance Japan, following which Binance Japan could become a consolidated subsidiary of ours, which would be subject to prior consultation with the FSA. There is no guarantee that we will acquire any additional shares of Binance Japan or that Binance Japan and Binance (AP) Holdings Limited would agree to such acquisition. As a result, our ability to monitor and influence Binance Japan’s operations and protect our interests may be limited, and this could negatively affect the value of our investment and our results of operations.

We may not be able to obtain financing on favorable terms or at all to support our operations and satisfy our cash requirements.

We may require additional cash resources due to future growth and development of our business, including growth in our extension of credit to users through PayPay Card Corporation and PayPay Bank Corporation, or any investments or acquisitions we may decide to pursue. For example, by extending additional credit to credit cardholders of PayPay Card Corporation and users of PayPay Credit, our outflow of cash to merchants increases, which occurs before collecting those amounts from our users, which may result in us needing additional cash resources to cover such additional outflow of cash to merchants. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. With respect to PayPay Card Corporation, we consider the liquidation or securitization of receivables, the issuance of commercial paper, overdraft protection loans and short-term and long-term borrowings to supplement operating cash. With respect to PayPay Bank Corporation, we consider the issuance of corporate bonds and call money if deposits do not sufficiently cover its operating cash requirements.

Our ability to obtain external financing in the future is subject to a variety of uncertainties. Incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations. Our ability to access international and domestic capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial and equity markets, including due to policy changes and regulatory restrictions, or other financial market turmoil, which could limit our ability to raise funds. Our access to external financing may also be affected by developments with respect to affiliated companies. There can be no assurance that financing, including through an equity offering, will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, may impact our liquidity as well as have a material adverse effect on our business, cash flows, financial condition and results of operations. In addition, a portion of our borrowings has been and may be subject to market interest rates. If market interest rates increase, the applicable interest rate on our floating interest rate debt will increase, resulting in an increase in our interest expenses. On the other hand, when market interest rates increase, our interest income in connection with certain of PayPay Bank Corporation’s assets could increase, which could partially offset increases in our interest expenses. However, because we are aiming to increase the amount of credit extended and revolving payments with PayPay Card Corporation as well as increase deposit balances and loans balances at PayPay Bank Corporation, our exposure to the volatility of interest rates may increase in the future. We maintain an appropriate balance between our floating interest rate debt and fixed interest rate debt, but market interest rates could fluctuate beyond the rates we anticipate. We also access liquidity, including securitization, backed by our credit card receivables, which also subjects us to interest rate risk. Furthermore, some of our borrowings are from SoftBank Group companies and external financing with similar terms in a timely manner may not be available to us. Developments with respect to other SoftBank Group companies could also affect the availability of financing to us from sources which monitor their exposure to SoftBank Group companies in the aggregate. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our borrowings from SoftBank Group companies.

Our indebtedness could limit the cash flow available for our operations and expose us to risks that could adversely affect our business, operating results, and financial condition.

As of March 31, 2026, borrowings in our consolidated statement of financial position were ¥564,956 million (including ¥353,825 million of borrowings in the Payment segment mainly related to PayPay Card Corporation’s credit card business operations). We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our shareholders and our business, operating results, and financial condition by, among other things: (i) increasing our vulnerability to adverse economic and industry conditions; (ii) limiting our ability to obtain additional financing; (iii) requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; (iv) limiting our flexibility to plan for, or react to, changes in our business; and (v) placing us at a possible competitive disadvantage with competitors that are less leveraged than we are or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, and our cash needs may increase in the future. In addition, future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital, or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, we would be in default under that indebtedness, which could, in turn, result in that indebtedness and our other indebtedness becoming immediately payable in full.

We may have to recognize impairment losses on our long-lived assets and goodwill or reverse deferred tax assets, which could materially and adversely affect our results of operations and financial condition.

As of March 31, 2026, we had ¥66,466 million in intangible assets (including ¥58,718 million in software and ¥5,804 million in software in progress), ¥17,194 million in customer incentives, ¥12,077 million in incremental costs of obtaining a contract and ¥15,157 million in goodwill, representing 1.3%, 0.3%, 0.2% and 0.3%, respectively, of our total assets. Whenever events or changes in circumstances indicate that the carrying value of a particular long-lived asset, a group of long-lived assets and/or goodwill may not be recoverable, we are required to perform an impairment test to determine whether such particular asset, group of long-lived assets and/or goodwill have become impaired, and we conduct an impairment test every year with regard to long-lived assets and goodwill, regardless of any such indication. If the amount at which we carry a group of assets, including our long-lived assets or goodwill on our statement of financial position exceeds the recoverable amount related thereto, we would be required to recognize an impairment loss. Any impairment losses and/or additional amortization expenses for long-lived assets or goodwill we recognize will increase our expenses and could materially and adversely affect our results of operations and financial condition.

We recognize deferred tax assets to the extent that it is probable that future taxable income, which we estimate on a reasonable basis, will be available against which deductible temporary differences and net operating loss carryforwards can be utilized. As of March 31,2026, we had recognized deferred tax assets of ¥107,275 million and unrecognized deferred tax assets of ¥79,857 million. If significant changes occur that affect the estimate of future taxable income, we may need to derecognize deferred tax assets and our results of operations would be materially and adversely affected.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and other service providers.

We are exposed to many types of operational risk, including the risk of misconduct, omissions and errors by our employees and other service providers. Our business depends on our employees and service providers to process a large number of transactions, including transactions that involve significant amounts and extensions of credit that involve the use and disclosure of personal and business information. We could be adversely affected if transactions are redirected, misappropriated, or otherwise improperly executed, personal and business information is disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, intentional sabotage or a fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or service providers, and the precautions we take to detect and prevent such misconduct or errors may not be effective in controlling unknown or unmanaged risks or losses. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Any of these occurrences could diminish our ability to operate our business, increase our potential liabilities to users and merchants, and may lead to an inability to attract future users and merchants, cause reputational damage, attract regulatory intervention, and cause financial harm, any or all of which could materially and adversely affect our business, results of operations, cash flows, financial condition, and prospects.

We track certain operational metrics with internal systems and tools. Certain of our operational metrics are subject to inherent challenges in measurement which may materially and adversely affect our business, reputation and results of operations.

We track certain key operational metrics, such as Total GMV, Payment Segment GMV, Take Rate, Cost Rate, PayPay MTU and PayPay Number of Transactions, among others, using internal systems and tools, and these metrics may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results” for a discussion of certain operational metrics. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose, and we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these metrics are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products and services are used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent use by users of our services, and further, we believe that there are users who have multiple accounts, even though this is prohibited in our terms of service and we implement measures to detect and prevent this behavior. Users using multiple accounts may cause us to overstate the number of users using our services. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, if there are reports challenging the accuracy of our operating metrics, whether or not true, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation and results of operations would be materially and adversely affected.

Our quarterly results of operations may fluctuate significantly and could fall below the expectations of analysts and investors, resulting in a decline in the trading price of the ADSs.

Our quarterly results of operations fluctuate and may continue to fluctuate for a variety of reasons, many of which are beyond our control. These fluctuations may cause our quarterly results of operations to fall below the expectations of analysts or investors, which could cause the price of the ADSs to decline. As a result, you should not rely upon our past quarterly results of operations as indicators of our future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors, including the various risk factors described in this section, as well as the following:

•
fluctuations in revenue generated by sales at the merchants that offer our payment settlement services, including as a result of the seasonal trends in consumer spending patterns in Japan;
•
our success in retaining existing users and attracting new users of our payment settlement services;
•
the amount and timing of increases in our promotional and other expenses to promote our products and services and retain and add new users and customers;
•
the timing and success of new services and features we introduce, as well as the timing and level of monetization;
•
the impact of changes in our competition and the effectiveness of our response;
•
disruptions or defects in our services, including as a result of privacy or data security breaches;
•
unforeseen legal developments affecting our business, such as changes in or the introduction of laws and regulations, adverse litigation judgments, settlements or other litigation-related expenses; and
•
economic and market conditions, particularly those affecting the cashless payments industry and the digital financial services industry.

We identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures and may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial reporting, which could result in litigation or regulatory enforcement actions and would harm our business and the trading price of the ADSs.

Maintaining effective internal control over financial reporting and disclosure controls and procedures is critical to us as a public company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with applicable accounting standards. In addition, our disclosure controls and procedures are intended to ensure that information required to be disclosed in reports filed under the Exchange Act is appropriately recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

As previously disclosed in our registration statement on Form F-1, while preparing our consolidated financial statements for the year ended March 31, 2025, we identified material weaknesses in our internal control over financial reporting. During the fiscal year ended March 31, 2026, we implemented remediation measures designed to address the identified material weaknesses, including enhancements to controls relating to information used in financial reporting processes, software capitalization, reliance on service organizations, and privileged access within our IT systems. Based on such remediation efforts undertaken and the operation of the enhanced controls, management believes that the previously identified material weaknesses have been remediated as of March 31, 2026.

However, while preparing our consolidated financial statements for the fiscal year ended March 31, 2026, we identified a new material weakness in our internal control over financial reporting. The material weakness was that we did not adequately design and maintain the effectiveness of the controls to ensure that sufficient instructions are provided by the parent company, PayPay Corporation, and that necessary information is accurately reported by subsidiaries for the preparation of the financial statement disclosures.

To address the newly identified material weaknesses, we plan to reassess and enhance the policies and procedures in order to prepare the consolidated financial statements, including:

(1)
Organizing regular Group-wide training, especially training related to subsidiary-specific disclosures.
(2)
Enhancing the guidelines that secure the accuracy and completeness of certain information used in the financial statement disclosures.
(3)
Improving period end financial reporting reviews over the disclosures included in the consolidated financial statements.

We will not be able to fully remediate this material weakness until these actions have been completed and have been operating effectively for a sufficient period of time. The actions that we are taking are subject to ongoing review by our executive management and are subject to the oversight of the Audit and Supervisory Committee. Although we intend to complete this remediation plan as quickly as practicable, we provide no assurances to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weaknesses or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations on a timely basis. As a result, investors may lose confidence in our financial statements, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions.

We are exposed to credit risk and the ability of various counterparties to pay us, which could have a material adverse effect on our results of operations, cash flows and financial condition.

We engage in consumer credit and commercial lending activities, which exposes us to the risk that the creditworthiness of our various counterparties may deteriorate and that they may be unable to make principal or interest payments on their loans or debt securities.

Payment Segment

In our Payment segment, we are exposed to consumer credit risk, principally from revolving credit, installment sales credit and cash advances extended to PayPay Card holders, including users of PayPay Credit. A user’s ability and willingness to repay us can be negatively impacted not only by economic, market, political and social conditions but also by a user’s other payment obligations, and increasing leverage can result in a higher risk that users will default or become delinquent in their obligations to us. Other third parties may also default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. General economic factors, such as changes in gross domestic product, unemployment, inflation and interest rates, may result in greater delinquencies that lead to greater credit losses. Rising market interest rates may also lead to tighter lending conditions by financial institutions, which could impair our users’ ability to refinance existing obligations, increasing the likelihood of defaults on amounts owed to us through our payment services, and thereby increase credit risk in our Payment segment.

We rely principally on users’ creditworthiness for repayment of loans or receivables and therefore often have no other recourse for collection. Although users are subject to a credit check in order to be approved for PayPay Card and use our credit card and PayPay Credit payment services, the credit check may not be sufficient to accurately assess their creditworthiness, and users may be unable or unwilling to pay for the goods and services for which we have already provided payment to the merchants through such services. Our ability to assess creditworthiness may also be impaired as a result of changes in our underwriting practices or if the criteria or models we use to manage our credit risk prove inaccurate in predicting future losses, which could have a negative impact on our results of operations. This may be exacerbated to the extent information we have historically relied upon to make credit decisions does not accurately portray a user’s creditworthiness, including as a result of increasing inflation or an economic slowdown. In addition, we have changed our approval criteria to increase our approval rate in connection with our growth initiatives, and this could result in us extending credit to users with greater credit risk, and may increase our exposure to credit risk as well as increase the delinquency rates of our credit card receivables. Any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on our results of operations, cash flows, financial condition and reputation. Although we record a loss allowance to provide for expected credit losses in our financial assets measured at amortized cost, including credit card receivables from cardholders, our loss allowance is based on credit risk associated with those financial instruments and, as a result, in the event that the rates of default and non-payment increase unexpectedly following initial recognition, our loss allowance for financial assets may not be sufficient to cover such losses. For example, if the financial condition of financial institutions in Japan worsens due to unforeseen circumstances, such as a global financial crisis, the financial situation of our borrowers is negatively affected such that they are unable to make timely payments on the loans we extended to them, this could cause rates of default and non-payment to increase. In addition, the information we use in managing our credit risk may prove inadequate to predict future losses. Furthermore, we expect our exposure to credit risk to increase over time as we expand our credit card business through PayPay Card Corporation and the proportion of payments using the PayPay app which utilize PayPay Credit.

We are also subject to credit risk in our Payment segment for PayPay Funding, which is a merchant financing service that allows selected PayPay merchants to receive future sales proceeds that they expect to earn in advance when they are in need of operating capital. For additional information on PayPay Funding, see “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Other Value-Added Services—To Merchants.” Because repayments from merchants for any financing received from PayPay Funding are deducted directly from merchant PayPay accounts and merchants must satisfy stringent criteria to receive PayPay Funding, we consider our exposure to credit risk related to our merchants to be relatively low.

Financial Service Segment

In our Financial service segment, our internet banking business operated through PayPay Bank Corporation is exposed to credit risk in connection with mortgage loans and consumer and commercial lending to retail borrowers as well as business borrowers, which largely represent loans and advances to customers of Financial service segment. As of March 31, 2026, the total loan amount and loss allowance of PayPay Bank Corporation were ¥1,238,617 million and ¥2,281 million, respectively. For our retail loans, we are exposed to credit risk only for the portion of the loans that is not guaranteed by a credit guarantee company, which accounted for 0.9% of the total outstanding retail loans as of March 31, 2026, and for our mortgages, we are exposed to credit risk only for the unsecured and unguaranteed portion, which accounted for 32.7% of the total outstanding mortgage loans as of March 31, 2026. However, as we expand our retail loan and mortgage business in the future, we may reduce the portion of our loans that is guaranteed by a credit guarantee company, which will increase our exposure to credit risk. We have established a loss allowance in connection with loans in our banking business based on our evaluation of borrowers’ creditworthiness, our historical loan loss experience, the value of collateral and other factors. We are also exposed to credit risk in connection with our securitized credit card receivables of PayPay Card Corporation as part of the investment portfolio of PayPay Bank Corporation. We are also subject to the risk of unexpectedly high levels of fund outflows in the event of a deterioration in economic conditions. Similar liquidity risk may also affect our Payment segment, including at PayPay Card Corporation, particularly if adverse economic or market conditions increase funding needs or result in cash outflows beyond our expectations.

Although we review our credit exposure to specific counterparties that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. In addition, our ability to manage credit risk or collect amounts owed to us may be adversely affected by legal or regulatory changes (such as restrictions on collections or changes in bankruptcy laws and minimum payment regulations). Increased credit risk, whether resulting from underestimating the credit losses inherent in our portfolio of receivables, deteriorating economic conditions, increases in the level of loan balances, changes in our mix of business or otherwise, could require us to increase our provisions for losses and could have a material adverse effect on our results of operations, cash flows and financial condition.

We are exposed to interest rate risk and other market risks, including foreign exchange risk, that could materially and adversely affect our financial condition, cash flows and results of operations.

We have certain financial assets and liabilities due to the nature of certain of our product and service offerings, which are affected considerably by interest rate fluctuations. We maintain an appropriate balance between our floating interest rate debt and fixed interest rate debt, but market interest rates could fluctuate beyond the rates we anticipate. In an effort to manage our exposure to interest rate risk and other market risks, including foreign exchange risk, due to our financial product and service offerings through PayPay Card Corporation and PayPay Bank Corporation, we engage in asset-liability management, or ALM, which considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Our exposure to foreign exchange risk is relatively limited because our operations are primarily conducted in Japanese yen. Any failure to appropriately conduct our ALM activities, or any significant changes in market conditions beyond what our ALM could reasonably address, could have a material adverse effect on our financial condition, cash flows and results of operations. For PayPay Bank Corporation, rises in interest rates may require us to record a loss on sale or a fair value loss through either profit or loss or other comprehensive income, depending on the classification of assets, in connection with its securities portfolio. In addition, new applications for mortgage loans generally decrease when interest rates increase. For PayPay Card Corporation, because interest rates that we offer on our card loans are capped due to the legal maximum for credit card interest rates, whereas interest rates to fund our operations fluctuate with the market, in the event of a sharp increase in market interest rates, our margin could decrease significantly, which would result in a material and adverse impact on our financial condition, cash flows and results of operations. See “—Failure to comply with the existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.” Furthermore, if the consumption tax rate increases, this could negatively impact the volume of transactions by our users due to the rise in overall costs of living of consumers resulting in an overall decrease in spending by our users.

In the event that our payment processing charges payable to financial institutions increase significantly, and we are not able to pass on these higher processing charges to our merchants or users, we may not be able to improve our profitability and our business could be materially and adversely affected.

We are required to pay payment processing charges to financial institutions, payment processing networks and card networks for processing transactions on our platform, including when our users transfer funds to their PayPay Balance or make payments using PayPay Card. These costs depend on the category of merchant and the payment instrument used by the user. From time to time, financial institutions, payment processing networks and card networks have increased, and may in the future increase, charges levied for processing transactions on our platform, or card networks may reduce the amount of interchange fees to be received by credit card issuers. These charges vary for each payment instrument and we may not be able to pass on these costs to our merchants or users. Accordingly, any increase in payment gateway charges could make our pricing less competitive, lead us to change our pricing model, or materially and adversely affect our margins and prevent us from improving our profitability. In addition, financial institutions may not agree to renew our agreements with them on commercially reasonable terms or at all, which could also adversely impact our financial condition, cash flows and results of operations. From September 2023, we started to charge an additional fee to users that load their PayPay Balance through the SoftBank/Y! Mobile mobile carrier billing service twice or more per month. The initiatives we have taken and other initiatives we may take in the future to reduce our payment-related costs may not have the desired effect of improving our profitability in the event that they result in the loss of users or a material reduction in the use of our payment settlement services.

We are subject to compensation liability risk in case of fraud and chargeback and refund liability risk when our merchants refuse to or are unable to reimburse transactions that are charged back and refunds resolved in favor of their customers. Any increase in compensation we provide or chargebacks and refunds not paid by our merchants may adversely affect our business, financial condition, cash flows or results of operations.

With respect to fraudulent payments made using our PayPay app, we have a compensation policy which provides that users will be fully reimbursed and merchants will be fully paid by us unless such fraudulent payments are attributable to users’ or merchants’ gross negligence or willful misconduct. We also have a compensation policy for fraudulent payments made using our credit cards, under which we will either refund or not process the fraudulent charge to cardholders and will not collect chargebacks from merchants provided that certain criteria are satisfied, including a condition that transactions are verified by 3D Secure, an online payment authentication standard maintained by various payment card servicers. Such compensation is not covered by any of our insurance policies and therefore there is a risk that the amount of compensation that we will bear the loss for will increase as we expand our business.

In addition, we are exposed to certain risks associated with chargebacks and refunds in connection with fraud or relating to the products or services provided by our merchants. The majority of fraud-related chargebacks and refunds in recent years have involved cases in which our user’s PayPay app account, a user’s credit card number, expiration date and security code, which are pre-registered for the PayPay app, or a PayPay Card holder’s credit card number, expiration date and security code are improperly accessed and fraudulently used as a result of phishing scams.

In the event that a billing dispute between a user and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the user. In certain circumstances where we are unable to collect transactions that are charged back to the merchant or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a transaction charged back or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the user. However, in a scenario where PayPay Card Corporation is the card issuer, but not the acquirer, we do not bear the loss for the amounts paid to the user because the acquirer reimburses us and bears the loss. The risk of transactions being charged back is typically greater with merchants that promise future delivery of products and services rather than delivering products or rendering services at the time of payment, and any customer disputes linked to rendering of such services from our merchants may adversely impact our ability to retain and attract our users.

We do not collect and maintain reserves from our merchants to cover these potential losses, including in the case of customer and merchant disputes. For our credit card merchant acquiring business, if we are unable to maintain fraudulent transactions, billing disputes or chargebacks at acceptable levels, the payment network providers could impose penalties on us or increase our transaction fees. Any increase in our transaction fees or liability for incorrect charges could damage our business, and if we were unable to accept payment cards, our business would be negatively affected. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition, cash flows or results of operations. Furthermore, while we believe we have been able to maintain a relatively low rate of fraudulent payments, if the rate of fraudulent payments using our PayPay app increases in the future, this could damage our reputation and the trust our users and merchants have in our services, which could result in a material adverse effect on our business, financial condition, cash flows or results of operations.

Our risk management policies and procedures may not adequately protect us from unidentified or unanticipated risks, which could result in a material and adverse effect on our business or result in losses.

We have organized risk management policies and procedures to address a range of risks, including market risk, credit risk, liquidity risk, counterparty risk and a variety of other risks. Many of our methods of managing risks and exposures are based on our use of observed historical market behavior or statistics based on historical data. We may not be able to use those methods to accurately predict future losses, which could be significantly greater than indicated by the relevant historical data. Other risk management methods depend in part on our evaluation of publicly available information regarding markets, customers or other matters, and such information may not always be accurate, complete, up-to-date or properly evaluated. In addition, our risk management procedures depend in part on information gathered from numerous other sources, and errors may be introduced during the process of gathering and compiling such information. Moreover, operational risk is inherent in our business and can manifest itself in various ways, including inappropriate internal processes, human error, employee misconduct, system malfunctions and other internal or external factors. Management of operational risk requires, among other things, policies and procedures to properly record, verify and review a large number of transactions and events, and our policies and procedures may not be entirely effective. Any failure or ineffectiveness of our risk management policies or procedures could materially and adversely affect our business, financial condition and results of operations.

As we expand our product and service offerings, our user and merchant base and our GMV, we may have difficulty achieving the administrative, systems and risk management improvements necessary to manage the risks associated with new business activities and increased scale. The risk management policies and procedures we adopt may not be effective in preventing losses related to the various types of risks that we face in our businesses. Failure or ineffectiveness of these policies and procedures could materially and adversely affect our business or result in losses.

Risks Related to the Proposed Acquisition of a Controlling Stake in T&D Financial Life Insurance Company

Although we have entered into definitive agreements to acquire a controlling stake in T&D Financial Life Insurance Company, the transaction may not be completed on the expected terms or timeline, or at all, and, even if completed, it may not deliver the benefits we currently expect and could expose us to significant regulatory, operational and financial risks.

In June 2026, we entered into a share purchase agreement with T&D Holdings, Inc. (“T&D Holdings”) to acquire 70.2% of the shares of T&D Financial Life Insurance Company (“TDFL”) for total estimated consideration of approximately ¥134 billion (including acquisition-related expenses), which we expect to fund from cash on hand. Under the currently contemplated structure for the transaction, T&D Holdings is expected to retain 14.9% of the shares of TDFL, and OneIM Indigo Holdings Ltd, an affiliate of One Investment Management Ltd (“OneIM”), is expected to acquire 14.9% of the shares of TDFL.

The completion of the acquisition remains subject to customary closing conditions, including required regulatory approvals, contractual conditions and significant pre-closing preparations, including TDFL’s transition to IFRS. The acquisition is expected to close in October 2027. During the period between signing and the expected closing, TDFL’s business, financial condition or prospects could be adversely affected by factors outside our control, including changes in interest rates, capital markets conditions, policyholder behavior, or the regulatory environment applicable to the life insurance industry in Japan, any of which could materially alter the value of the business we are acquiring. Because a substantial period of time is expected to elapse between the signing of the definitive agreements and the closing of the acquisition, there can be no assurance that the conditions for the consummation of the acquisition will be satisfied on a timely basis or at all, or that the acquisition will be completed on the terms or within the timeframe currently contemplated. If the acquisition is not completed, or if completion is delayed, we may incur higher-than-expected acquisition, preparation or other related costs, liabilities, capital needs, charges, impairments or other unforeseen adverse consequences, and our business, financial condition, results of operations, cash flows, reputation and the market price of our ADSs could be adversely affected.

In addition, because the final acquisition price is subject to adjustment, the total consideration we pay at closing could exceed our current estimates.

Following the acquisition, any failure to successfully integrate TDFL’s operations with our group could adversely impact the price of our ADSs and future business and operations.

If the acquisition is completed, the integration of TDFL’s businesses into our operations is expected to be a complex and time-consuming process. We may be unable to retain key TDFL personnel, including management and employees with critical institutional knowledge, or to maintain TDFL’s existing distribution relationships with financial institution agency partners, any of which could disrupt TDFL’s business and diminish the value of the acquisition. Even if we successfully integrate TDFL’s businesses into our operations, there can be no assurance that we will realize the anticipated strategic, financial or operational benefits within the anticipated timeframe, including due to unforeseen difficulties in integrating TDFL with our group or executing our post-acquisition strategy and related business initiatives. We also do not have prior experience operating an insurance business, and the acquisition would further expand our business into the highly regulated life insurance industry, which involves business, operational, regulatory, financial reporting and systems complexities and risks that differ from those of our existing businesses, including solvency margin requirements, reserve adequacy standards, regulatory capital requirements and policyholder protection rules applicable to life insurance companies in Japan.

In addition, our ownership and operation of TDFL will be subject to shareholder and other contractual arrangements with T&D Holdings and OneIM. These arrangements could affect important aspects of how we operate and manage TDFL and could limit our flexibility in running TDFL’s business in the manner we currently expect. Disagreements among the shareholders could impede decision-making with respect to TDFL, even where we hold a controlling interest, to the extent that certain actions require the consent of one or more minority shareholders. We may also consider acquiring additional interests in TDFL over time, which would require additional funding and approvals, and be subject to execution risk. In particular, under the shareholders' agreement, T&D Holdings is expected to have the right to require us to purchase its remaining 14.9% stake in TDFL from and after the third anniversary of closing, which could require us to deploy additional capital at a time or on terms that may not be favorable to us.

Risks Related to SoftBank Group Corp. and SoftBank Group Companies

We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.

We collaborate with SoftBank Group companies in branding and marketing as well as for a variety of other services and arrangements, including:

•
Joint promotional activities: we engage in joint promotions with SoftBank Group companies such as LY Corporation and SoftBank Corp. to encourage users to utilize the PayPay app, apply for PayPay Credit card accounts and open PayPay Bank accounts, including by offering PayPay Points and other incentives. Such promotional activities with affiliated companies are a major source of our customer referrals and help create network effects. Online shops utilizing the Yahoo! Japan e-commerce platform were also early adopters of our payment settlement services.
•
Outsourcing of services: we partly outsource sales and marketing efforts targeting merchants nationwide to SoftBank Corp. and the provision of payment infrastructure and services to our participating merchants to its subsidiary, SB Payment Services. We also outsource sales and marketing efforts targeting merchants to PayPay SC Corporation, an equity-method affiliate of ours. We hold 34% of the common shares of PayPay SC Corporation, while SB Payment Service Corporation and SB C&S Corp., both subsidiaries of SoftBank Corp., hold 33% and 33% of the common shares, respectively.
•
Financial services: we offer financial services operated by SoftBank Group companies, including PayPay Insurance Service Corporation, a wholly-owned subsidiary of LY Corporation, which have insurance agency and other licenses, to our users by entering into referral fee and revenue/profit-sharing arrangements with them. There are uncertainties as to how to implement these arrangements to provide both a secure operating environment and compliance by our partners, and our offerings made in collaboration with them, with all applicable financial regulations, including those related to policy opening procedures and marketing of financial products. It is possible that we will encounter challenges and risks that impact our users and operations that we do not currently anticipate. If we do not adequately coordinate with PayPay Insurance Service Corporation to provide financial services in compliance with all applicable regulations, it is possible we or they could be subject to regulatory action and be held liable for damages to our users, which could delay our growth initiatives and adversely affect our results of operations and financial condition.

•
Loan agreements with LY Corporation: PayPay Card Corporation and LY Corporation have entered into certain loan agreements in order to improve funding efficiency through group financing. As of March 31, 2026, PayPay Card Corporation had outstanding borrowings under two such loan agreements, with an aggregate outstanding principal amount of ¥20 billion. See “Business overview—Collaborations with SoftBank Group Companies—Loan Agreements with LY Corporation.”
•
Secondments and directors dispatched from SoftBank Group companies: PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation have employees seconded from SoftBank Group companies, including SoftBank Corp. and LY Corporation. Such seconded employees provide us with expertise in a range of areas and therefore the termination of such secondments could negatively affect our business. See “Item 4. Information on the Company—B. Business Overview— Employees.” In addition, we have directors who are dispatched from SoftBank Group companies. As of the date of this Annual Report, we have four directors that were dispatched from SoftBank Group companies.

The joint promotions we engage in with SoftBank Group companies as well as the services, licenses and arrangements described above are critical to our operations and enable us to grow and retain our merchant base and user base in addition to accessing technology infrastructure, human resources and licensed financial services providers that we do not possess directly. Any change in the level of promotional activities engaged in by these affiliated companies or any failure by these affiliated companies to continue to provide services or licenses to us may impact the attractiveness of our services or interrupt our ability to provide some of the services to our merchants and users, which could have a material adverse impact on our operations and adversely affect our growth potential. In addition, because SoftBank Group Corp., SoftBank Corp. and LY Corporation are listed companies with minority shareholders, their obligations to their respective shareholders may not always be aligned with what is in our best interest. For additional information on related party transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our current shareholders will continue to collectively hold substantial shareholdings and exercise influence over our operations.

As of May 31, 2026, our current shareholders, B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation, together owned 90.62% of our outstanding shares. Such shareholders, which are all ultimately controlled by SoftBank Group Corp., may continue to influence fundamental decisions such as the appointment and removal of our directors, the approval of mergers or other business combination transactions, the sale of material assets or businesses, amendments to our articles of incorporation and the declaration of dividends. Moreover, SoftBank Corp. and LY Corporation, each of which held 50% of the voting rights of B Holdings Corporation, which held 47.07% of our voting rights are public companies listed on the Tokyo Stock Exchange that have fiduciary duties to their own shareholders as well.

Pursuant to an agreement between SoftBank Corp. and LY Corporation, LY Corporation is entitled to nominate a majority of the directors of B Holdings Corporation. Furthermore, pursuant to an agreement between B Holdings Corporation and us, as long as we are a consolidated subsidiary of LY Corporation, the prior written approval of B Holdings Corporation is required for us to (a) take any action to issue or grant our shares, stock options, convertible bonds or any other rights to acquire our shares (including disposal of treasury shares or treasury stock acquisition rights) if as a result of such action the percentage of voting rights held by B Holdings Corporation would be 50% or less (on a fully diluted basis assuming the exercise of all outstanding stock options, convertible bonds and rights to acquire our shares) and (b) sell, transfer, assign, grant a security interest in or dispose of assets, including shares and businesses owned by us or our consolidated subsidiaries, which account for 20% or more of the book value of our total assets on a consolidated basis as of the latest fiscal year-end, to a third party. As a result, LY Corporation has substantial control over us by holding the majority of our voting rights directly and indirectly. The interests of such shareholders with respect to our operations and other matters over which they may have influence may differ from the interests of our other shareholders.

We have other ongoing business transactions with our shareholders and their affiliates as described above under “—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.” In the future, as their shareholding level decreases, it is possible there could be changes in our business relationships with our current shareholders and their affiliates that are adverse to us.

SoftBank Group Corp. and funds it sponsors, including the SoftBank Vision Fund and SoftBank Vision Fund 2, invest in a broad range of companies, both in Japan and globally. Due to our ongoing business transactions with SoftBank Group companies, it is possible that events affecting SoftBank Group Corp. or its other investee companies, even if not directly related to our operations, could influence investor perception of us and the price of the ADSs.

Risks Related to Technology, Information Systems and Intellectual Property

Failure to maintain or improve our technology infrastructure could harm our business and prospects and materially and adversely affect our business and reputation.

It is critical to our success that users and merchants are able to access our platform at all times. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, unexpected high volume of transactions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, unauthorized access, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Although we have a business continuity plan in place, which features the use of multiple data centers in Tokyo and redundancy provided by our backup data center in another region of Japan, there can be no assurance that our plan will be effective in the event we experience such service interruptions or degradation or other performance problems. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees, all of which would impact our ability to provide secure and seamless access to our platform, which would have an adverse impact on our operations and reputation. In the event we experience any such incidents, we may not be able to continue providing our services to our merchants and users.

The software underlying our platform as well as the various systems that support our financial services business is complex and may contain undetected errors or vulnerabilities, some of which may only be discovered at a subsequent stage or may not get discovered at all. Our practice is to release frequent software updates. However, any errors, vulnerabilities or infringements discovered in our code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue, legal proceedings or regulatory action, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of the users or merchants on our platform, or otherwise result in security breaches or other security incidents. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could materially and adversely affect our business, reputation, brand, financial condition, cash flows and results of operations. We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or computing capacity being exhausted. However, they may be caused by other reasons. For example, in December 2018, a system overload occurred due to a large-scale promotional campaign that we were conducting, and as a result of that system overload, we experienced software failures, payment delays and some instances of duplicated payment processing. In addition, in May 2024, another system overload occurred with our relay server due to a high-intensity data verification process, and as a result of the system overload, we experienced system failures where certain users were unable to use their PayPay app for several hours. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around various shopping festivals or other promotional events, when transaction volume is significantly higher on our payment network compared to other days of the year. If we experience problems with the functionality and effectiveness of our software, interfaces or platform, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, cash flows, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected. In addition, we could be subject to liability for damages as a result of system disruptions in certain scenarios.

Furthermore, our technology infrastructure and services, including our service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from outside and overseas suppliers. For example, Paytm Labs Inc., a subsidiary of One97 Communications Limited, has granted us licenses for its software, which enables us to provide our PayPay My Store Service, fraud prevention solutions for our operations and solutions for our marketing strategy while providing us with related software support services. We also intend to incorporate data-driven solutions to develop new services in collaboration with PayPay Card Corporation and incorporate AI as part of our cost reduction efforts. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platform and services, which would materially and adversely affect our business and reputation.

Our use of artificial intelligence technologies may not achieve their intended benefits and may expose us to operational, legal and reputational risks.

We increasingly integrate artificial intelligence (“AI”) tools into our operations, including the use of AI-enabled coding assistants in our engineering processes, generative AI platforms to support corporate functions, such as translation and document summarization, and proprietary AI models trained on our proprietary datasets to enhance the accuracy of credit-decisioning. While these tools are intended to improve efficiency, productivity and decision-making, there can be no assurance that their use will produce consistent or reliable results. Generative AI may produce inaccurate or biased outputs, which could impair the quality of our services, increase operational risks or expose us to potential liability. In addition, our reliance on proprietary data to train AI models may raise data privacy, security and regulatory compliance concerns, particularly as laws and standards governing AI continue to evolve. The adoption of AI also introduces risks of overreliance on automated processes, potential misuse of confidential information, and heightened scrutiny from regulators, customers and other stakeholders. If we are unable to effectively manage these risks, our operations, reputation, and financial results could be materially and adversely affected.

We rely on mobile operating systems and application marketplaces to make the PayPay app available to participants that utilize our platform, and if we do not effectively operate with or receive favorable placements within such application marketplaces, our usage or brand recognition could decline and our business, financial results, cash flows and results of operations could be materially and adversely affected.

We are dependent on the ability of our services to integrate with a variety of third-party operating systems, as well as web browsers that we do not control. Any changes in these third-party systems that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our services. In addition, we rely on app marketplaces to drive downloads of our mobile app. App marketplaces regularly make changes to their marketplaces, and those changes may make access to our services more difficult. In the event that it is difficult for our merchants to access and use our services, our business may be materially and adversely affected.

We also depend, in large part, on search engines, social media platforms, digital app stores, content-based digital marketing and other online sources for traffic to our platform. Our ability to maintain and increase the number of users directed to our platform is not entirely within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising services based on data feedback. If one or more of the search engines or other online sources on which we rely for traffic to our platform were to modify its general algorithm for how it displays our advertisements or keyword search results, resulting in fewer users clicking through to our platform, our business or results of operations may suffer. In addition, if our online display advertisements are no longer able to reach certain users due to users’ use of ad-blocking software, our business or results of operations could be materially and adversely affected.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance user experience. If participants that utilize our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect our user growth and engagement to be adversely affected, which may materially and adversely affect our business and results of operations.

Any privacy or data security breach, cyber-attacks or internal misconducts could damage our reputation and brand and substantially harm our business and any actual or perceived failure by us to comply with laws or regulations or any other contractual obligations relating to privacy or the protection or transfer of data relating to individuals, could materially and adversely affect our business.

As a technology-based platform and provider of digital financial services, our business generates and processes a large quantity of personal, transaction, billing, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our systems, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our systems by outside parties or fraudulent behavior or improper use by our employees, preventing inadvertent access to, disclosure of, or loss of data due to human error, and maintaining and updating our database. We need to manage the risk of unauthorized and fraudulent access to user accounts for our PayPay app, with PayPay Card Corporation, with PayPay Bank Corporation and with PayPay Securities Corporation. Any system failures, security breaches or third-party attacks or attempts to illegally obtain data that result in any actual or perceived release of user data could damage our reputation and brand, deter current and potential users from using our services, damage our business, and expose us to potential legal liability. We currently do not have any cybersecurity insurance policies that are intended to mitigate financial losses resulting from such cyber-attacks or data breaches.

The techniques used to obtain unauthorized, improper, or illegal access to our systems, our or our users’ data, or to disable or degrade service or sabotage systems, are constantly evolving, may be difficult to detect quickly, and may not be recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our or our partners’ or users’ systems or facilities, or attempting to fraudulently induce our employees, partners, users or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems and gain access to our or our users’ data or other confidential, proprietary, or sensitive information. Pursuant to our internal policy, we audit our security practices and procedures for handling sensitive personal data or information, and we evaluate the related risks as part of our internal audit procedures. If our internal audit reports identify such risks, we may incur costs for addressing them, suffer the diversion of management’s attention or become subject to regulatory actions.

We are also required to comply with several international standards, including the Payment Card Industry Data Security Standard (PCI-DSS), Cross-Border Privacy Rules (CBPR), Information Security Management System (ISMS) and the standards imposed by the National Institute of Standards and Technology (NIST), as applicable to the transactions undertaken on our platform. Our failure, or the failure by our third-party providers or merchant partners on our platform, to comply with applicable laws or regulations or standards or any other contractual obligations relating to privacy, data protection, or information security, may cause a leak of users’ data, materially and adversely affect our reputation and lead to termination of our agreements with the affected merchants. Under our agreements with our merchants, our merchants and we are required to ensure proper encryption and security measures at our respective websites, mobile applications and billing systems to prevent any hacking into information pertaining to transactions. We are also required to protect and keep confidential all information related to the credit/debit cards, online banking services or other payment data of users who are carrying out transactions with such merchants through our platform. We cannot assure you that our merchants or we will be able to prevent all attempts of hacking and/or unauthorized disclosures of user data. Any future compromise of security or cyberattack that results in unauthorized access to, or use or release of personally identifiable information or other data relating to users, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing users from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could materially and adversely affect our business, financial condition, cash flows and results of operations.

We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights, which could adversely affect our business, results of operations, financial condition and future prospects.

Intellectual property and other proprietary rights are important to the success of our business. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights, including our proprietary technology, and to obtain licenses to use the intellectual property and proprietary rights of others. We rely on a combination of trademarks, copyrights, patents, domain names, and agreements with employees and third parties to protect our intellectual property and other proprietary rights. Nonetheless, the steps we take to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights may be inadequate. Despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain, or use the proprietary aspects of our technology, processes or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark, or service mark registrations will be issued for our pending or future applications or that any of our owned or licensed current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.

We may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, copyrights, patents or other intellectual property or other proprietary rights that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our owned or licensed trademarks, service marks, copyrights, patents and our other intellectual property and proprietary rights. The value of our owned or licensed intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights, or in trademarks or service marks that are similar to our trademarks or service marks. In addition, we cannot guarantee that we or our licensors have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how, or trade secrets owned or held by us or our licensors. Moreover, our or our licensors’ contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The measures we or our licensors have put in place may not prevent misappropriation, infringement, or other violation of our or our licensors’ intellectual property or other proprietary rights or information and any resulting loss of competitive advantage, and we or our licensors may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement, or other violation by others, which may be expensive, could cause a diversion of resources, and may not be successful, even when our or our licensors’ rights have been infringed, misappropriated, or otherwise violated.

As the number of services in the software industry increases and the functionalities of these services further overlap, and as we acquire technology through acquisitions or licenses, we or our licensors may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We or our licensors may be accused of infringing intellectual property or other proprietary rights of third parties, including serial trademark and patent individual squatters, including their copyrights, trademarks, or patents, or improperly using or disclosing their trade secrets, or otherwise infringing or violating their proprietary rights. Our success depends in part on our ability to conduct our business without infringing the intellectual property rights of third parties. However, as the features and content of our services continue to grow, there is an increasing possibility that we may be subject to litigation involving claims of patent, copyright or trademark infringement or other violations of intellectual property rights of third parties. Existing or future claims against us, whether valid or not, may be time consuming, distracting to management and expensive to defend. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Some aspects of our platform include open source software, and our use of open source software could negatively affect our business, results of operations, cash flows, financial condition, and prospects.

Aspects of our platform include software covered by open source licenses. The terms of open source licenses are open to interpretation, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our services, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our services that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our services, and be required to comply with onerous conditions or restrictions on our services, any of which could be materially disruptive to our business.

In addition to risks related to license requirements, usage of open source software can lead to risks because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could materially and adversely affect our business, results of operations, financial condition, and prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our services, including, but not limited to, by adversely affecting the market’s perception of our services, impairing the functionality of our services, delaying the launch of new services, or resulting in the failure of our services, any of which could result in liability to us or our service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Risks Related to Laws, Regulations and Compliance

Failure to comply with existing laws and regulations applicable to our business could subject us, or our subsidiaries or our associates, as applicable, to enforcement actions and penalties and otherwise harm our business, as well as divert our management’s attention and resources and result in increased costs.

Our business is subject to regulation by various statutory and regulatory authorities, including, but not limited to, the FSA, METI and other authorities responsible for enforcing compliance with privacy and data protection-related laws, intellectual property laws, consumer protection laws, anti-money laundering laws and anti-corruption and anti-bribery laws. Some laws and regulations that we are subject to involve matters central to our business, including newer laws and regulations focused on our industry, internet, privacy, data protection and information security.

Payment Segment

Under the Payment Services Act of Japan (Act No. 59 of 2009, as amended), or the Payment Services Act, because we are registered as a fund transfer service provider to offer PayPay Money, a refundable type of PayPay Balance deposited by users, we are required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for the higher of (i) ¥5 million and (ii) the amount calculated based on the sum of (a) the amount of outstanding obligations pertaining to funds transfer transactions borne by the funds transfer service provider and (b) the expenses associated with the exercise of rights as creditors of fund transfer services. Also under the Payment Services Act, because we are registered as an issuer of prepaid payment instruments for third-party businesses to offer PayPay Money Lite, a non-refundable type of PayPay Balance pre-loaded through advance payments by users, we are also required to provide guarantee deposits to the Tokyo Legal Affairs Bureau for an amount that is at least half of the total unused balance of PayPay Money Lite as of March 31 or September 30 every year if the balance of our PayPay Money Lite on such date exceeds ¥10 million. Such guarantee deposits totaled ¥219,466 million as of March 31, 2025. For details on the calculation of our required guarantee deposits, see Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report. The Director of the Kanto Local Finance Bureau of the Ministry of Finance has the authority to issue a business improvement order or a business suspension order, or cancel our registration, if we fail to comply with these regulations. We may be also subject to criminal sanctions if we fail to comply with certain obligations under the Payment Services Act.

In addition, PayPay Corporation is registered as a financial instruments intermediary service provider, an electronic payment service provider and a credit card number, etc. handling contractor. Also, PayPay Corporation obtains a license of a bank agency service provider and is designated as a designated funds transfer service provider. Furthermore, PayPay Corporation and PayPay Card Corporation are designated as specified essential infrastructure service providers, in connection with our funds transfer business and third-party prepaid payment instruments issuing business under the Payment Services Act and in connection with PayPay Card Corporation’s intermediation business of comprehensive credit purchases under the Installment Sales Act of Japan (Act No. 159 of 1961, as amended), or the Installment Sales Act, respectively.

PayPay Card Corporation is also registered as a money lender, a comprehensive credit purchase intermediary and a credit card number-handling contractor. Credit payment services provided by PayPay Card Corporation are classified as an intermediation of comprehensive credit purchases and providing cash advances requires registration as a money lender. PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation are required to perform certain verification procedures of customer identifications in accordance with the Act on Prevention of Transfer of Criminal Proceeds of Japan. Furthermore, because we have a dominant position in code-based payment settlement markets which is an important financial infrastructure in Japan, we need to comply with the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan (Act No. 54 of 1947, as amended), or the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade when we make changes to our operations and offer new services.

In Japan, both the Interest Rate Restriction Act of Japan (Act No. 100 of 1954, as amended), or the Interest Rate Restriction Act, and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates of Japan (Act No. 195 of 1954, as amended), or the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, regulate maximum interest rates, and any amounts exceeding these limits are deemed void and subject to sanctions. As a result of having two regulations that regulate maximum interest rates, there was a surge in cases where loans were made at interest rates that exceeded the maximum interest rate specified in the Interest Rate Restriction Act, but that did not exceed the maximum rate specified in the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, which became to be known as a social issue called “gray-zone interest rates.” To address this social issue, the Japanese government gradually lowered the maximum interest rate specified in the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates to eliminate gray-zone interest rates for newly issued card loans. PayPay Card Corporation provides cash advances services and revolving credit services. Cash advances services are regulated by the Interest Rate Restriction Act and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, and while revolving credit services for purchases are not regulated by either the Interest Rate Restriction Act or the Act Regulating the Receipt of Contributions, Receipt of

Deposits and Interest Rates, PayPay Card Corporation, through self-regulation, provides revolving credit services within the limits of the maximum interest rates specified in these regulations. The current maximum interest rate under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates is 20%, and there is no guarantee that the Japanese government will not lower the maximum interest rate in the future. If the maximum interest rate is lowered, our revenue growth, profitability, cash flows and financial condition may be adversely affected.

Financial Service Segment

PayPay Bank Corporation is a licensed bank and is subject to regulation by the FSA under the Banking Act of Japan (Act No. 59 of 1981, as amended), or the Banking Act. PayPay Bank Corporation’s failure to comply with the terms of its banking license or applicable laws and regulations, including those for consumer protection, could lead to the cancellation of its banking license and other licenses and approvals to engage in its business, governmental inspections and enforcement actions, claims from or litigation with customers or business partners, including due to breach of contractual terms, or the inability to implement our business strategy.

PayPay Bank Corporation is also subject to the requirement that it maintain risk-adjusted capital adequacy ratios above the levels specified in the capital adequacy standards stipulated by the FSA, based on Basel III. As a Japanese bank that does not have overseas operations, PayPay Bank Corporation is subject to the domestic standard for capital adequacy. As of March 31, 2025, PayPay Bank Corporation’s consolidated risk-adjusted capital adequacy ratio was 16.76% compared to the minimum risk-adjusted consolidated capital adequacy ratio of 4.0%. PayPay Bank Corporation may be unable to continue to satisfy the capital adequacy requirements if its core capital decreases or risk-weighted assets increase for any reason, including as a result of the realization of any of the risks described elsewhere in this “Risk Factors” section, or if capital adequacy standards are amended to be more stringent. If PayPay Bank Corporation’s capital adequacy ratios fall below required limits, the FSA could require PayPay Bank Corporation to take corrective actions, including, depending upon the level of deficiency, submission of an improvement plan or suspension of a portion of its business operations. PayPay Bank Corporation may also need to alter its business strategy or operations if its capital adequacy ratios decline to unacceptable levels. In addition, we are subject to restrictions on the aggregate amount of loans to any single customer or customer group under the Banking Act. As a result, loans to SoftBank Group companies are subject to restrictions. For a discussion of our capital adequacy ratios and the related regulatory standards, see “Item 4. Information on the Company—B. Business Overview—Regulations” and “Item 5. Operating And Financial Review and Prospects—B. Liquidity and capital resources—Regulatory Capital Requirements.” In addition, we voluntarily calculate metrics under certain international standards, including those related to leverage ratios, liquidity coverage ratios and interest rate risk in the banking book.

PayPay Securities Corporation is a registered financial instruments business operator and subject to extensive regulation by the FSA and self-regulatory organizations. Our online brokerage operations must comply with, among other rules, capital adequacy, customer protection and market conduct requirements. Securities regulatory agencies regularly review the operations of online brokerage companies, including PayPay Securities Corporation. Under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA, and related regulations, PayPay Securities Corporation is required to meet strict capital adequacy requirements. If PayPay Securities Corporation fails to maintain the required level of regulatory capital, the FSA may order changes in its operations or the deposit of assets, temporary suspension of its business or revocation of its registration as a securities company. As of March 31, 2025, PayPay Securities Corporation had a regulatory capital adequacy ratio of 301.7%, which was above the required minimum ratio of 120%.

We are also subject to certain regulatory restrictions as a bank’s major shareholder with respect to PayPay Bank Corporation and as a principal shareholder of PayPay Securities Corporation, under which the FSA may request the submission of reports or materials from, or may conduct inspections of, us in certain circumstances, and may order us to take such measures as the FSA deems necessary, including resigning from our respective positions as shareholders of PayPay Bank Corporation and PayPay Securities Corporation, under certain limited circumstances. With respect to PayPay Bank Corporation, authorization by the FSA is required to become a bank’s major shareholder so if our authorization is revoked, we will need to take measures so that we will no longer be the holder of a number of voting rights in the bank which is equal to or greater than the major shareholder threshold, within the period designated by the FSA. With respect to PayPay Securities Corporation, if it violates applicable rules and regulations, the regulatory authorities that oversee PayPay Securities Corporation’s activities may exercise their broad powers to issue an order canceling PayPay Securities Corporation’s registration or authorization or suspending or requiring changes in the manner of PayPay Securities Corporation’s business, which may result in the removal of certain directors or corporate auditors of PayPay Securities Corporation from their positions. In addition, the Japanese government in the future may adopt new regulations that adversely affect our online banking or online securities intermediary business by imposing additional costs, exposing us to increased liability or additional supervision or monitoring. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

We have established a system of legal compliance including employee education and the establishment of a compliance system. There have been no events that cause revocation of our registration described above. However, if our registration were to be revoked, our overall business activities would be hindered, and our financial condition and results of operations could be materially affected. In addition, in the event that our business methods do not conform to laws and regulations, including, but not limited to, the Payment Services Act, the Installment Sales Act, the Act on Prevention of Transfer of Criminal Proceeds of Japan (Act No. 22 of 2007, as amended), or the Act on Prevention of Transfer of Criminal Proceeds, the Money Lending Business Act of Japan (Act No. 32 of 1983, as amended), or the Money Lending Business Act, the Banking Act and the FIEA, there is a possibility that we may be subject to administrative punishment or criminal punishment by the competent authorities. The laws and regulations related to financial services are complex, and our compliance with such laws and regulations may be subject to regular inspection by competent authorities, which may result in orders for improvement in the case of any non-compliance as well as regular reporting on the status of such improvement efforts. In particular, PayPay Bank Corporation was subject to an inspection by the FSA in 2021, which identified certain areas of improvement in PayPay Bank Corporation’s anti-money laundering and countering the finance of terrorism, or AML/CFT, compliance system. PayPay Bank Corporation reported the implementation of improvement measures to the FSA and the FSA confirmed PayPay Bank Corporation’s AML/CFT compliance system conformed with applicable guidelines in June 2024. However, due to the complex and evolving nature of AML/CFT compliance, there is a possibility we may face compliance issues in the future, which may result, among other things, in administrative inquiries or penalties.

We are required to spend significant costs, time and effort to comply with relevant laws and regulations. In addition, the introduction of new services or other offerings in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations. Furthermore, in Japan, financial authorities have significant discretion in financial administration. Therefore, we may sometimes be required to comply with management indicators that are not clearly defined in laws and regulations. There may also be new and increased regulation of our industry going forward. Other existing and future regulations and laws could impede the growth of our industry, internet and online services. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business, particularly in the new and rapidly evolving industry in which we operate. Unfavorable regulations and laws could diminish demand and increase our cost of doing business.

Any failure or alleged failure to comply, or failure by any of our third-party service providers or merchants to comply, with the applicable laws, regulations or requirements could subject us, or our subsidiaries, as applicable, to inspection, audit and enforcement actions by the relevant authority; suspension and revocation of the relevant license or approval; civil penalties including payment of damages; and criminal penalties including payment of fines. Also, we may in the future be subject to laws and regulations, that we currently believe do not apply to us, as a result of any amendment thereto or any changes in the interpretation of relevant regulatory authorities, which may increase our costs for compliance or otherwise materially and adversely affect our business or results of operations.

In addition, it is possible that a regulatory inquiry might force us to change our policies or practices, including those that may impact the user convenience or overall user experience of our services, or subject us to regulatory orders or consent decrees. If we were to violate such orders or decrees, we might be subject to fines or other penalties.

These actions or any failure to prevail in possible civil or criminal litigation may materially and adversely affect our business, results of operations, financial condition, cash flows and reputation. In addition, responding to any action or litigation may result in a diversion of our management’s attention and resources and an increase in professional fees and compliance costs.

We could be subject to regulatory scrutiny, enforcement actions or legal claims if there is unintentional loss, disclosure or misappropriation of our users’ personal information or other breaches of our security.

We make extensive use of online services and centralized data processing, including through the use of third-party service providers, so the secure maintenance and transmission of confidential information is a critical element of our operations. We also collaborate with affiliated companies that use our brand for the provision of financial services to users from whom personal and confidential information is collected. There can be no assurance that user information has not been and will not be lost or disclosed or taken without consent or that our information technology and other systems, or those of our third-party service providers or strategic business partners, will not be compromised. If we lose users’ personal information or if a third party is able to penetrate our or our business partners’ or service providers’ network security or otherwise misappropriate our users’ personal information, we could be subject to claims, we could be in violation of the Act on the Protection of Personal Information of Japan (Act No. 57 of 2003, as amended), or the Act on the Protection of Personal Information, and the Act on the Use of Numbers to Identify a Specific Individual in Administrative Procedures of Japan (Act No. 27 of 2013, as amended). Inadvertent loss, disclosure or misappropriation of user information by our own employees would subject us to similar risks. The

Japanese media, regulators and consumers have intensified their scrutiny of incidents involving the loss, disclosure or misappropriation of personal information in recent years. Significant violations could result in a business improvement order or suspension of specific operations by regulators, among other consequences, which may materially and adversely affect our business and results of operations.

We rely on third parties for certain aspects of our business, which creates additional risk, and the failure of third parties to comply with legal or regulatory requirements or to provide various products and services that are important to our operations could have a material and adverse effect on our business, results of operations, cash flows, financial condition, and prospects.

We depend on third-party service providers for certain services, such as technology and other services to support our operations, including cloud-based data storage, data centers and other IT solutions, card networks, payment processing and the processing of users’ and merchants’ personal data. Our success depends on our ability to manage various service providers to provide reliable and satisfactory services to users on our platform. Our operations and business could be materially and adversely affected if our outsourced service providers face any operational or system interruptions. To the extent we are unable to effectively manage these partners to provide satisfactory services to our users to address their needs on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality partners to our platform, our ability to retain, attract or engage our users may be severely limited, which may have a material and adverse effect on our business, financial condition, cash flows and results of operations. In many cases, we utilize services of affiliated companies as described under “—We collaborate with SoftBank Group companies in the provision of our services. Any failure by such companies to continue to support our services, or a material change in our relationship with such companies, could adversely impact our services and could impact our overall business, financial condition, cash flows and results of operations.”

Most of our agreements with third-party service providers are terminable by the service provider at a short or no notice, and if our current third-party service providers were to terminate their agreements with us or otherwise stop providing services to us on acceptable terms, we may be unable to procure service from alternative service providers in a timely and efficient manner and on acceptable terms or at all. Furthermore, some of our service agreements are fixed-term contracts or have short duration ranging from one year to three years and are not subject to automatic renewal. If any service provider fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy controls, personal information protection and electronic security systems, or suffers a cyberattack or other security breach, we could be subject to regulatory enforcement actions, claims from third parties, including our users, and suffer economic and reputational harm that could have a material adverse effect on our business. Furthermore, we may incur significant costs to resolve any such disruptions in service, which could materially and adversely affect our business.

We may be materially and adversely affected by the evolving laws and regulations governing our business and the introduction of any new laws and regulations which may become applicable to our business.

The laws and regulations governing our businesses are evolving and may be amended, supplemented or changed at any time. As a result, we may be required to seek for and follow additional procedures, modify or adjust certain activities, restructure our ownership structure, obtain new and additional licenses and incur additional expenses to comply with such laws and regulations, which could adversely affect our future development and business. New laws and regulations may be enacted from time to time to require additional licenses and approvals other than those we currently have. In order to comply with evolving laws and regulations, we may need to devote significant resources and efforts, including restructuring affected businesses, changing our business practices and adjusting our activities, which may materially and adversely affect our business, growth prospects and reputation. We will be affected by such changes particularly with respect to PayPay Bank Corporation and PayPay Securities Corporation due to the highly regulated nature of the industry they operate in. We cannot assure you that the relevant regulatory authorities will not introduce further new laws and regulations in the future that may require us to restructure our business, obtain new licenses, comply with additional requirements and incur additional ongoing compliance costs which may materially and adversely affect our future development, business and results of operations.

Any failure by us or our business partners and financial institution partners who work with us to comply with applicable anti-money laundering, counter-terrorist financing and economic sanction laws and regulations could lead to penalties and may damage our reputation.

We and our partners who work with us are required to comply with certain anti-money laundering requirements in Japan, including those related to “anti-social forces” (a reference to organized crime in Japan), and economic sanctions regimes. These requirements include the establishment of a client identification program, the monitoring and reporting of suspicious transactions, the preservation of client information and transaction records, and the provision of assistance in investigations and proceedings in relation to money laundering matters. We and our financial institution partners are also subject to various counter-terrorist financing and economic sanctions laws and regulations that prohibit, among other things, any involvement in transferring the proceeds of criminal activities and any activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the U.S. Department of the Treasury Office of Foreign Asset Control, or other international economic sanctions that prohibit us and our partners from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. These laws and regulations require us and our partners to establish sound internal control policies and procedures with respect to anti-money laundering, counter-terrorist financing and economic sanctions monitoring and reporting obligations.

The policies and procedures we and our partners have adopted may not be effectively implemented in protecting our services from being exploited for money laundering, terrorist financing and other illegal purposes. If we fail to comply with anti-money laundering, counter-terrorist and economic sanctions laws and regulations, we could be subject to fines, enforcement actions, regulatory sanctions, additional compliance requirements, increased regulatory scrutiny of our business, or other penalties levied by regulators, and damages to our reputation, all of which may materially and adversely affect our business operations, and results of operations. In particular, if we were publicly named as a sanctioned entity by relevant regulatory authorities or become subject to investigation, our business may be significantly interrupted and our reputation might be severely damaged. Similarly, if our partners fail to comply with applicable laws and regulations, it could disrupt our services and could result in potential liability for us and damage our reputation. We and our partners have been and will continue to be required to make changes to our and their respective compliance programs in response to any new or revised laws and regulations on anti-money laundering, counter-terrorist financing and economic sanctions, which could make compliance more costly and operationally difficult to manage.

External Risks Related to Economic Conditions and Other Factors

Unfavorable economic conditions in Japan could have a material adverse effect on our business, financial condition and results of operations.

Our revenue from the provision of payment settlement services and financial services is and will continue to be heavily influenced by the behavior of retail customers in Japan as well as market risks, including foreign exchange risk and interest rate risk. Accordingly, our business and future prospects are affected by general economic conditions in Japan and trends in Japanese household consumer spending. A downturn in the Japanese economy, whether due to intensifying international trade frictions, including tariffs, geopolitical risks, such as political tensions in Asia, including between mainland China and Taiwan and between North Korea and South Korea and the developing conflict between India and Pakistan, and geopolitical risks and military conflicts in the Middle East, including the conflicts between Israel and Hamas and between Israel, the United States and Iran, as well as escalating military tensions in Europe as a result of Russia’s invasion of Ukraine, a fluctuating yen, rising interest rates, inflation, volatility in financial markets, global economic instability or other factors, or a significant deterioration in consumer confidence or other unfavorable market conditions could have a material adverse effect on our business, financial condition and results of operations.

The outlook for the Japanese economy remains uncertain. In particular, since 2013, the Bank of Japan, or the BOJ, had implemented quantitative and qualitative monetary easing measures to overcome deflation until March 2024, when it stated that its policy framework of quantitative and qualitative monetary easing with yield curve control and its negative interest rate policy had fulfilled their roles. As the consumer price index increased and inflation has occurred in Japan in recent years, based on its view that the functioning of Japanese bond markets had deteriorated due to increased volatility in overseas financial and capital markets, the BOJ decided to modify the conduct of yield curve control in December 2022 to expand the range of 10-year Japanese government bond yield fluctuations from the target level of between around plus and minus 0.25 percentage points to around plus and minus 0.5 percentage points. In March 2024, the BOJ stated that its theretofore effective policy framework of quantitative and qualitative monetary easing with yield curve control and its negative interest rate policy had fulfilled their roles and set the uncollateralized overnight call rate to around 0 to 0.1%. Subsequently, the BOJ further raised the target rate to around 0.25% on July 31, 2024, to around 0.5% on January 24, 2025 to around 0.75% on December 19, 2025, and to around 1.0% on June 16, 2026. Despite the Japanese yen’s interest rate rising after the BOJ’s modification of the yield curve control and short-term interest rates rising in Japan after the BOJ’s raise, interest rates in Japan are still low relative to interest rates of other currencies, which may lead to continued or increased downward pressure on the Japanese yen and which, in turn, may adversely affect consumer borrowing or spending activities. Moreover, the recent increases or further increases in Japanese yen interest rates may also have negative effects on consumers, such as through increased interest rates on home loans or other loans, or other negative effects on economic activity in Japan, in turn materially and adversely affecting the businesses of PayPay Bank Corporation and PayPay Card Corporation. Although the BOJ stated in its “Review of Monetary Policy from a Broad Perspective,” released in December 2024, that the overall effect of these measures on the Japanese economy has been positive, future side effects from a prolonged large-scale continuation of unconventional monetary policy measures remain possible. Over the long term, demographic trends leading to population decreases could serve to depress economic growth or lead to economic contraction in Japan.

In addition, NISA, a tax-deferred savings scheme targeted to significantly increase investment by Japanese individuals, was updated in January 2024 to increase the tax benefits available to Japanese taxpayers investing in both long-term mutual funds and stocks. Consumer investment has expanded significantly as a result of this update and is expected to continue to expand. This update to NISA is expected to have a positive impact on the business of PayPay Securities Corporation. However, if this tax-deferred savings scheme is further updated in the future such that consumer spending decreases as a result, this may similarly have a material and adverse impact on the financial results of PayPay Securities Corporation.

Natural disasters, fires, epidemics, pandemics, acts of war, civil unrest and other events could materially and adversely affect our business.

Natural disasters (such as typhoons, flooding and earthquakes), epidemics, pandemics, acts of war, terrorist attacks and other events, many of which are beyond our control, may lead to economic instability, including in Japan or globally, which may in turn materially and adversely affect our business, financial condition, cash flows and results of operations.

Our operations may be materially and adversely affected by fires, natural disasters and/or severe weather, which can result in damage to our technological infrastructure and generally reduce our productivity and may require us to evacuate personnel and suspend operations. In particular, such occurrences in the Tokyo area where our main data centers are located, which are supported by multiple AWS data centers, or in the area where our backup data center is located, could have a material adverse impact on our operations. Any terrorist attacks or civil unrest as well as other adverse social, economic and political events in Japan could have a negative effect on us.

Risks Related to Shares of our Common Stock and the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control or unrelated to our operating or financial performance. Factors that could cause fluctuations in the market prices and trading volume of the ADSs include the following:

•
price and volume fluctuations in the global stock markets from time to time;
•
general economic conditions and slow or negative growth of our markets;
•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•
changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;
•
actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•
rumors and market speculation involving us, our affiliated companies or other companies in our industry;
•
failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow our company, or our failure to meet these estimates or the expectations of investors;
•
announcements by us or our competitors of new products and services;
•
announced or completed transactions affecting our businesses or technologies or those of our competitors;
•
actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•
sales of shares of our common stock by us or our current shareholders;
•
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•
developments or disputes concerning our intellectual property or other proprietary rights; and
•
any significant change in our management.

Any of the above or other factors, in addition to other risk factors described herein, may result in large and sudden changes in the volume and price at which the ADSs will trade.

Fluctuations in exchange rates may affect the U.S. dollar value of the ADSs and dividends payable to holders of the ADSs.

The conversion of Japanese yen into foreign currencies, including the U.S. dollar, is based on market exchange rates. The Japanese yen has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Japanese yen against the U.S. dollar and other currencies is affected by changes in global political and economic conditions, among other things. We cannot assure you that the Japanese yen will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or U.S. government policy may impact the exchange rate between the Japanese yen and the U.S. dollar in the future.

Any significant depreciation of the Japanese yen may materially and adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. If we decide to convert our Japanese yen into U.S. dollars for the purpose of making payments for dividends on our shares of common stock or ADSs, appreciation of the U.S. dollar against the Japanese yen would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Japanese yen relative to the U.S. dollar would affect our financial results translated from Japanese yen into U.S. dollar terms regardless of any underlying change in our business or results of operations. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in the ADSs or common shares to adverse tax consequences, which may be significant.

In general, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which:

•
at least 75% of our gross income is passive income, or
•
at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain interest derived in the active conduct of banking business). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made annually, and thus may be subject to change due to changes in our income or asset composition or in the value of our assets. Because the value of our goodwill may be determined based on the expected market value of the ADSs from time to time, a decrease in the price of the ADSs may also result in our becoming a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States investor. For example, if we are or become a PFIC, you may be subject to increased tax liabilities under United States federal income tax laws and regulations, and will be subject to reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations to United States Holders—Passive Foreign Investment Company.”

Substantial future sales of our shares of common stock or ADSs, or the perception that these transactions could occur, could depress the market prices of the ADSs.

Sales of the ADSs in the public market, including pursuant to registration rights provided to SoftBank Corp., LY Corporation, B Holdings Corporation and SVF II Piranha (DE) LLC (see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”), or the perception that these sales could occur, could cause the market price of the ADSs to decline.

As of March 31, 2026, there were 12,280,600 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares. Our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through trust-type stock options in August 2022, under which stock options to purchase 11,636,000 shares of our common stock were initially issued to and held by a trustee. For the year ended March 31, 2023, stock options to purchase 4,589,200 common shares were distributed to directors, corporate officers and employees. As of April 30, 2025, the remaining trust-type stock options to purchase 7,046,800 common shares were forfeited and extinguished, and by May 30, 2025, the trust-type stock options to purchase 580,000 common shares that were registered were forfeited and extinguished due to retirement. In addition, in April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through tax qualified-type stock options and one-yen-exercisable at retirement-type stock options. Under this plan, on May 31, 2025, we granted stock options to purchase

8,729,400 common shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation and Note 35 to our annual consolidated financial statements. Furthermore, we may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all. Moreover, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the ADSs to decline.

If securities or industry analysts were to adversely change their recommendations regarding an investment in us, the prices of the ADSs or their trading volume could decline.

The trading market for the ADSs will be influenced by the research and other reports that securities or industry analysts may publish about us, our business, our market, our shareholders or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding an investment in us, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or their trading volume to decline.

We may not pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business, and as a result, we may not declare or pay any dividends in the foreseeable future. You may only receive a return on your investment if the market price of the ADSs increases.

As a Japanese joint stock corporation, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of the ADSs than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, as a Japanese joint stock corporation, we are exempted from certain Nasdaq corporate governance requirements by virtue of being a foreign private issuer and are permitted to follow the corporate governance practices of our home country. For a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on Nasdaq, see “Item 16G. Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

•
have a majority of our board of directors be independent; or
•
have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors.

We intend to rely on these exemptions for so long as we maintain our status as a foreign private issuer. For example, although we have established a compensation committee and a nominating committee, those committees do not consist entirely of independent directors. As a result, you may not be provided with the benefits of certain corporate governance standards applicable to public U.S. companies.

We are a “controlled company” as defined under the rules of Nasdaq, because the entities ultimately controlled by SoftBank Group Corp. own 90.62% of the aggregate voting power of our total issued and outstanding shares. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors. In the event that we cease to be a controlled company, we will not be eligible to elect not to comply with such Nasdaq corporate governance standards even when we no longer qualify as a foreign private issuer.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our directors and officers are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

We incur increased costs as a result of being a public company.

As a public company we incur significant legal, accounting and other expenses that we did not incur prior to our IPO. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to appoint a certain number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures, both of which we have already begun to address. We also expect that operating as a public company make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Holders of ADSs have fewer rights than shareholders under Japanese law, their voting rights are limited by the terms of the deposit agreement, and they may not be able to exercise their rights to vote the underlying shares of common stock.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, exercising appraisal rights, requesting to call shareholders meetings and submitting proposals at shareholders meetings, are available only to shareholders of record. Holders of ADSs do not have the same rights as our registered shareholders. The depositary, through its custodian, is the record holder of the shares of our common stock underlying the ADSs. Holders of ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs will only be able to exercise the voting rights with respect to the underlying shares of common stock represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of ADSs may only vote by giving voting instructions to the depositary. If we request the depositary to solicit voting instructions, upon receipt of voting instructions from holders of ADSs in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. Holders of ADSs will not be able to directly exercise their right to vote with respect to the underlying shares unless they cancel their ADSs, withdraw the shares of common stock and become the registered holder of such shares of common stock prior to the record date for the general meeting. Under our articles of incorporation, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice to cancel their ADSs, withdraw the shares underlying their ADSs to allow them to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of incorporation, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying shares of common stock represented by their ADSs and from becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we instruct the depositary to solicit instructions from holders of ADSs, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out their voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and they may have no legal remedy if the shares underlying their ADSs are not voted as they requested. We have agreed to give the depositary notice of a general meeting at least 30 days in advance.

Holders of ADSs may not receive distributions on shares of our common stock or any value for them if it is illegal or impractical to make them available to such holders.

The depositary has agreed, subject to the terms of the deposit agreement, to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, shares of common stock, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, shares of common stock, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive distributions we make on our shares of common stock or any value for them if it is illegal or impractical for us to make them available to such holders. These restrictions may cause a material decline in the value of the ADSs.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan, or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and obligations and shareholders’ rights under Japanese law may be different from, less extensive as or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. If you surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs, you would be subject to shareholders’ rights under Japanese law, which may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Investors holding less than one “unit” of shares of our common stock will have limited rights as shareholders.

Our articles of incorporation provide that 100 shares of common stock constitute one “unit.” Under the Companies Act and our articles of incorporation, shareholders are entitled to one voting right for each unit of shares, and shares constituting less than a full unit carry no voting rights and certain other shareholder rights are limited. As a result, if you surrender your ADSs to the depositary to withdraw the common shares underlying your ADSs and you hold shares constituting less than one unit, you will not have the right to vote with respect to those shares, and your ability to influence the outcome of matters submitted to shareholders (including the election of directors and other significant corporate actions) will be materially limited. In addition, there is no exchange-based market for odd-lot shares, and holders of shares constituting less than one unit may have limited liquidity. Under the Companies Act, holders of odd-lot shares have the right to require the company to purchase such shares, and we will comply with such request. However, our articles of incorporation do not provide holders of odd-lot shares with the right to acquire additional shares from the company in order to constitute a full unit. As a result, holders of shares constituting less than one unit may have limited methods available to dispose of such shares and may incur additional time, cost or uncertainty.

Further, although amendments to the articles of incorporation generally require approval by a special resolution of a general meeting of shareholders, pursuant to the Companies Act, our board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval. Any such action could change the allocation of voting rights and other shareholder rights among holders of our common stock, including common stock underlying ADS, and could affect your ability to exercise voting rights (including through the depositary) and the relative influence of different shareholders. In addition, changes to the unit share system could require adjustments to the ADS-to-share ratio or other technical changes under the deposit agreement, which could create uncertainty for investors and may result in additional administrative steps, costs or fees.

Holders of ADSs may be subject to limitations on transfer of their ADSs and on the ability to deposit or withdraw common shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs or to accept surrenders of ADSs for the purpose of withdrawing common shares generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. Moreover, even if the deposit agreement permits a withdrawal of common shares, your ability to effect such withdrawal may depend on the agreement with or operational practices of your broker, custodian or other intermediary, and in some cases you may not be able to withdraw common shares and hold them directly as a result.

Holders of ADSs may experience dilution of their holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary will try to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The depositary for the ADSs may give us a discretionary proxy to vote our shares of common stock underlying the ADSs to the extent holders of ADSs do not timely provide voting instructions to the depositary in accordance with the deposit agreement, which could adversely affect the interests of ADS holders.

Under the deposit agreement for the ADSs, if we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions as to a question to be voted on from you by the specified date and we confirm to the depositary that

•
we wish to receive a discretionary proxy to vote uninstructed common shares;
•
as of the instruction cutoff date we reasonably do not know of any substantial shareholder opposition to that question; and
•
that question is not materially adverse to the interests of our shareholders, then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited common shares represented by your ADSs as to that question.

The effect of this discretionary proxy is that if holders do not provide voting instructions to the depositary in the manner required by the deposit agreement, we may acquire the right to vote the common shares underlying their ADSs. This may make it more difficult for ADS holders to influence the management of our company. Direct holders of our common shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our shares of common stock provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our shares of common stock, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying shares of common stock. Purchasers of ADSs in secondary transactions will be subject to the jury trial waiver provision to the same extent as purchasers of the ADSs offered in our IPO. However, holders of ADSs will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, holders of

ADSs cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If you or any other owners or holders of the ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, and may lead to increased costs to bring a claim. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the shares of common stock from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the shares of common stock, and the waiver would most likely not apply to ADS holders who subsequently withdraw the shares of common stock represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the shares of common stock represented by the ADSs from the ADS facility.

We may amend the deposit agreement without consent from holders of ADSs, and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint stock corporation with limited liability. Most of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and corporate officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or corporate officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the United States. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of acquisition by foreign investors of our shares.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended), or the Foreign Exchange and Foreign Trade Act, and its related cabinet orders and ministerial ordinances, or collectively, the Foreign Exchange Regulations, such as the development of our PayPay app through which we collect certain types of personal information of one million or more people, if a foreign investor, as defined under the Foreign Exchange and Foreign Trade Act, intends to consummate an acquisition of shares of our common stock that constitutes an “inward direct investment,” or IDI, under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such IDI with the Minister of Finance and any other competent minister, or the Ministers. IDI includes an acquisition by a foreign investor of one or more shares of our common stock. While certain exemptions from the prior notification requirements are provided for under the Foreign Exchange Regulations, foreign investors seeking to make any acquisition of shares of our common stock would not be eligible for such exemptions. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order a modification or abandonment of such acquisition. In addition, if certain conditions including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire shares of our common stock that constitutes an IDI may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all.

Additionally, if a foreign investor consents, at a general meeting of shareholders, to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our directors or (ii) transfer or discontinuation of our business, such consent, subject to certain exemptions, also constitutes an “inward direct investment” requiring prior notification. If such prior notification is filed, such consent may not be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese corporation that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank needs to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. However, there is no guarantee that the Minister of Finance will maintain this view in the future. If the Minister of Finance changes its view and requires non-residents or foreign corporations seeking to acquire the ADSs to submit a prior notification of IDI, foreign investors may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all. Also, foreign investors that intend to surrender the ADSs and thereby acquire the underlying shares of our common stock will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of the ADSs, shares of our common stock or voting rights by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10. Additional Information—D. Exchange controls.”

We may lose our foreign private issuer status in the future, which would then require us to comply with U.S. domestic reporting requirements and could impose additional regulatory burdens and costs on us.

We currently qualify as a foreign private issuer under U.S. securities laws, which allows us to follow certain reduced reporting and governance requirements. See “—As a Japanese joint stock corporation, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of the ADSs than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.” These and other accommodations available to us as a foreign private issuer help reduce our compliance burdens. However, U.S. securities regulations require us to reassess our foreign private issuer status annually, and we will lose foreign private issuer status if more than 50% of our voting shares are held by U.S. residents and we fail to meet additional requirements regarding the nationality of our officers or directors, the location of our assets, or the primary place of administration of our business.

If we cease to qualify as a foreign private issuer, we will become subject to the full reporting and regulatory regime applicable to U.S. domestic issuers. This change would require us, among other things, to file periodic reports with the SEC on the domestic forms (Form 10-K for annual reports and Form 10-Q for quarterly reports) with more detailed disclosures and on accelerated timelines, instead of the streamlined forms we are allowed to use as a foreign private issuer. We would also have to comply with U.S. federal proxy rules and regulations, including the requirement to distribute proxy statements for shareholder meetings and to comply with U.S. executive compensation disclosure standards, from which we are currently exempt. Furthermore, our directors, officers and principal shareholders would become subject to the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act, which would require them to file reports disclosing their ownership and transactions in our stock and could expose them to liability for short-swing profits. We may also no longer be able to rely on home-country governance practices.

We would likely also need to transition our financial reporting to comply with U.S. accounting principles and standards. As a foreign private issuer, we are permitted to report our financial statements in accordance with IFRS or other home-country accounting standards, but if we lose foreign private issuer-status we would be required to prepare our financial statements in accordance with U.S. GAAP for all historical and future periods. Adopting U.S. GAAP could be costly and time-consuming, potentially requiring us to adjust our accounting processes, systems, and personnel to address the differences between IFRS and U.S. GAAP.

In general, complying with the U.S. domestic issuer requirements, including the more stringent reporting, disclosure and governance rules, is expected to significantly increase our legal, accounting and administrative costs. We may need to hire additional finance and legal personnel, upgrade our systems, and engage outside advisors to meet these new obligations. Management’s attention may also be diverted from other business matters to focus on compliance with the additional regulatory requirements. These changes could materially and adversely affect our business, financial condition and results of operations, by increasing our expenses and regulatory risks and by imposing constraints on how we manage our corporate affairs.

Item 4. Information on the Company

A History and development of the company

PayPay Corporation is our legal and commercial name. We were incorporated in Japan on June 15, 2018 under the corporate name Pay Corporation and changed our corporate name to PayPay Corporation in July 2018. We are a joint stock corporation, or kabushiki kaisha, incorporated under the laws of Japan, including the Companies Act of Japan. Our corporate existence is indefinite unless dissolved in accordance with our articles of incorporation or applicable Japanese law.

Our principal executive offices are located at Yotsuya Tower, 1-6-1 Yotsuya, Shinjuku-ku, Tokyo 160-0004, Japan, and our telephone number is +81-3-6885-8181. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our main website is www.paypay.ne.jp, and the information contained on, or that can be accessed through, our website is not a part of, or incorporated by reference into, this Annual Report.

Important Events in the Development of Our Business

The following is a summary of the important events in the development of our business from April 1, 2025 through the latest practicable date:

•
In April 2025, we acquired additional shares in PayPay Securities Corporation from SoftBank Corp. and LY Corporation and subscribed for new shares issued by PayPay Securities Corporation through a third-party allotment, making PayPay Securities Corporation our consolidated subsidiary. Upon completion of the transactions, we held 75.2% of the shares of PayPay Securities Corporation, while Mizuho Securities Co., Ltd. held 24.8%.
•
In April 2025, we completed the acquisition of common shares and non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation(currently LY Corporation), and common shares of PayPay Bank Corporation from Mitsui Sumitomo Insurance Co., Ltd. Upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28,

2025, we held 75.5% of the common shares of PayPay Bank Corporation, making PayPay Bank Corporation our consolidated subsidiary. In September 2025, we acquired 40% of the shares of Binance Japan Inc., a cryptocurrency exchange operator, making it an equity-method affiliate.
•
In November 2025, we effected a stock split of one share into 200 shares. The stock split did not affect our total equity or the proportional interests of our shareholders.
•
In March 2026, we closed our initial public offering of ADSs representing our common shares. Our ADSs began trading on the Nasdaq Global Select Market under the symbol “PAYP” on March 12, 2026, U.S. time. On March 27, 2026, U.S. time, the underwriters fully exercised their option to purchase additional ADSs. This offering included a public offering without listing in Japan of the ADSs (the “POWL”).
•
In June 2026, we entered into a share purchase agreement with T&D Holdings, Inc. to acquire shares representing 70.2% of the voting rights of T&D Financial Life Insurance Company, with the aim of adding life insurance to our financial services offerings. The acquisition is expected to close in October 2027.

Principal Capital Expenditures and Divestitures

Since April 1, 2023, our principal capital expenditures have consisted primarily of software development and other investments to support our payment and financial services platform. In our consolidated statements of cash flows, these capital expenditures are recorded as purchases of property and equipment and purchases of intangible assets (largely attributable to customer-facing tangible and intangible assets such as capitalized system development costs and physical credit cards). For the fiscal years ended March 31, 2024, 2025, and 2026, Purchases of property and equipment were ¥4,584 million, ¥4,822 million, and ¥6,369 million, respectively, while Purchases of intangible assets were ¥17,911 million, ¥17,264 million, and ¥17,823 million, respectively.

During the same period, our principal investments in interests in other companies were as follows: in April 2023, we invested ¥6,597 million in PayPay Securities Corporation through a third-party allotment; in November 2024, we acquired Credit Engine Group, Inc. (currently Credit Engine, Inc.), with cash outflows of ¥5,759 million; in April 2025, we acquired additional interests in, and made related investments in, PayPay Securities Corporation and PayPay Bank Corporation for aggregate consideration of ¥130,185 million; and in September 2025, we acquired a 40.0% interest in Binance Japan Inc., with cash outflows for the acquisition of investments accounted for using the equity method of ¥11,655 million.

We have not made any principal divestitures during this period. From April 1, 2026 through the date of this Annual Report, we have not made any principal capital expenditures or divestitures, other than ordinary-course capital expenditures.

Principal Capital Expenditures and Divestitures Currently in Progress

As of the date of this Annual Report, our principal capital expenditures currently in progress include the following:

We are evaluating a potential rollout of a digital wallet in the United States through a new company to be established under our leadership. This investment would be located outside Japan, in the United States, and is expected to be financed through a combination of our internal funds and external contributions from Visa, although the scope, timing and amount of any capital expenditures have not yet been finalized.

We have also entered into a share purchase agreement to acquire shares representing 70.2% of the voting rights of T&D Financial Life Insurance Company from T&D Holdings, Inc. The proposed acquisition is a domestic investment in Japan and is expected to be financed with cash on hand. The estimated total acquisition cost, including the currently expected acquisition price for the shares and acquisition-related expenses, is ¥134,338 million, although the final acquisition price may differ. The acquisition is expected to close on October 1, 2027, subject to customary closing conditions, including required regulatory approvals and other conditions precedent.

B Business overview

PayPay is a leading FinTech company in Japan that operates a digital finance platform centered on payments, offering a range of payment and financial services to users and merchants. Our platform is built on a two-sided network connecting tens of millions of users and millions of merchants, and provides code-based payment, credit card, banking, investments, and other related services which are accessible primarily through smartphones.

Our payment services are integrated into the daily lives of our users, supporting a broad range of transaction scenarios and contributing to user engagement. We also provide merchants with promotional tools such as PayPay Coupons, PayPay Stamp Cards and PayPay Funding solutions designed to enhance retail productivity. As of March

31, 2026, we had approximately 73 million PayPay registered users, accounting for 78% of smartphone users in Japan (1).

Our financial services are still relatively new, and were established through the acquisitions of PayPay Bank Corporation and PayPay Securities Corporation in April 2025. As of March 31, 2026, the number of accounts at PayPay Bank Corporation and PayPay Securities Corporation were 9.98 million and 1.73 million, respectively. Our offerings include savings and borrowings services through PayPay Bank Corporation and investment services through PayPay Securities Corporation.

Our business consists of two domains:

Payment business: Our payment business is anchored by PayPay, a code-based mobile payment platform, and PayPay Card, our integrated credit card service. PayPay had 73 million PayPay registered users as of March 31, 2026, and 41 million MTUs during March 2026. PayPay allows users to make fast, secure payments by simply scanning a code with their smartphone, while offering merchants a low-cost, easy-to-adopt digital payment solution. Our users can charge their PayPay Balance via several methods and make payments from that pre-loaded balance or utilize PayPay Credit to leverage credit extended to them by PayPay. PayPay Card Corporation, through its more traditional credit card offerings, also offers revolving credit, cash advances, and installment plans for eligible card holders. Notably, PayPay Card Corporation added 2.9 million net additions in CY2025 (January-December), representing the highest net account additions among major credit card issuers in Japan during the period (2). This drove our total active card base to 16.89 million as of March 31, 2026, primarily powered by an increase in the card approval rate, made possible through the enhancement of a proprietary credit model. Together, we recorded Payment segment GMV of ¥19.03 trillion based on transactions processed through PayPay Balance, PayPay Credit and PayPay Card for the year ended March 31, 2026.

Financial service business: Our financial service business, anchored by PayPay Bank Corporation and PayPay Securities Corporation, complements our payment platform by offering seamless, app-based banking and investing services. As of March 31, 2026, the number of PayPay Bank Deposit Accounts reached approximately 10 million, and the Balance of Deposits grew 23% year-over-year to ¥2.3 trillion. Building on this solid funding base, the Balance of Loans including card loans, business loans and mortgages reached ¥1.2 trillion, up 34% year-over-year primarily driven by growth in mortgage loans. In April 2026, PayPay Bank Corporation launched a data lending service exclusively for PayPay’s merchants. This is an invite-only lending which provides financing of up to ¥10 million, and the terms are presented in advance based on the daily payment transaction data of PayPay merchants. This allows merchants to finance as early as the day of application via smartphone. PayPay Securities Corporation serves a broad base of primarily first-time investors through user-friendly features, such as micro-investing via “PayPay Invest” which allows users to begin investing with as little as ¥100. The feature is often used as a sub-account for casual securities investment and has become a gateway for users to experience investing in a simpler and more accessible format. In March 2026, PayPay Corporation facilitated the domestic retail offering of PayPay’s IPO shares (PayPay ADS) through PayPay Securities, boosting PayPay Securities brokerage accounts to 1.73 million as of March 31, 2026, representing a year-over-year increase of 0.36 million accounts. We seek to further integrate our financial services offerings with the PayPay platform and provide users with access to payment, banking, lending and investment services within a single mobile experience.

We have expanded our revenue base through growth in payment transaction volumes and increased adoption of financial services by existing users. Cross-selling between our payment and financial service businesses has contributed to revenue diversification across the platform.

(1)
Calculated by using 78.9% from the Ministry of Internal Affairs and Communications’ “2025 Survey on Communication Usage Trends (announced May 29, 2026),” Materials 2 “Mobile Device Ownership (Individual)” and “Smartphone Ownership (Individual),” applied to the Japanese population aged five and over as of April 1, 2026, from the Ministry of Internal Affairs and Communications and Statistics Bureau’s “Population Estimates (estimates as of April 2026 (Reiwa 8)).”
(2)
Net additions are calculated based on the year-on-year increase in the number of active cards or contracts as of December 31, 2025. Figures are derived from publicly available financial results and disclosure materials of three peer companies for the period ended December 31, 2025.

Market Opportunity

Japan has historically been a cash-centric economy, with cash accounted for approximately ¥173 trillion, or 70.2%, of domestic household final consumption payments in 2018 calculated based on statistics released by the Ministry of Economy, Trade and Industry (the “METI”) on March 31, 2026. Although cashless payment adoption has increased in recent years, the Japanese market continues to present significant opportunities for digital payment and financial services providers. According to a survey by the METI, the cashless payment ratio in 2025 reached 58.0% compared to approximately 29.8% in 2018. The Japanese government has also introduced various policy initiatives intended to promote cashless payments and digital financial services and in January 2026, it reiterated its long-term policy objective of increasing Japan’s cashless payment ratio to 80%, including an interim target of 65% by year 2030.

Our shares in the code-based payments are as follows:

•
We accounted for 65% of code-based payment gross merchandise value in Japan in CY2025 (1)
•
Our code-based payment accounted for 20% of the total of the approximately 43.5 billion cashless transactions completed in Japan in 2025 (2)
•
We had approximately 523 million transfers, accounting for 98% of code-based P2P money transfers in CY 2025 (3)

Opportunities for digitalization also extend beyond payments into banking and investment-related services. According to the Bank of Japan’s report entitled “Flow of Funds”, Japan’s household financial assets totaled ¥2,351 trillion as of the end of December 2025.

According to the Japanese Bankers Association and public disclosures by Japan Post Bank, total deposits held by Japanese banks amounted to approximately ¥1,202 trillion as of March 31, 2026. Of this amount, deposits held by Japan’s internet-only banks totaled approximately ¥44 trillion as of March 31, 2026, according to company disclosures.

According to the Japan Financial Services Association and the Bank of Japan, unsecured consumer loans, including credit card loans, card loans and personal loans, totaled approximately ¥10.2 trillion as of March 31, 2026.

Japan is also shifting “from savings to investment.” This is being reinforced by the government’s expansion of the NISA program, a Japanese government tax-free stock investment program for individuals, which has contributed to record growth in individual investment account openings. According to the Japan Securities Dealers Association, assets under management across Japanese securities firms totaled approximately ¥431 trillion as of March 31, 2025.

These developments reflect the continued expansion of digital payment, banking and investment services in Japan and provide opportunities for companies offering integrated digital financial services platforms.

(1)
Calculated based on the PayPay App GMV divided by the GMV for code-based payments from the Payments Japan Association’s “Code-based Payment Usage Trends Survey” (Released March 30, 2026).
(2)
Calculated by summing the number of credit card contracts from "Monthly Survey: Credit Card Activity Survey," a document released by the Japan Credit Association; debit card and electronic money transaction counts from "Payment Trends January 2026," a document released by the Bank of Japan; and code-based payment transaction counts from "Code-based Payment Usage Trends Survey," a document released by the Payments Japan Association on March 30, 2026. PayPay's share is calculated from its transactions within the PayPay App for CY2025.
(3)
The total number of transactions made using PayPay Balance's "Send and Receive“(= P2P money transfers) feature in CY2025. PayPay Balance includes PayPay Money, PayPay Money (Salary), and PayPay Money Lite.

Our Competitive Advantages

Integrated Digital Finance Platform Supported by a Proprietary Two-Sided Network

We operate an integrated digital finance platform serving users and merchants through a two-sided network connecting tens of millions of users and millions of merchants. Our platform includes payment, banking, credit card and investment services that are accessible primarily through smartphones.

Our payment service forms the foundation of our platform and supports user and merchant engagement through network effects. As our user base and payment usage increase, additional merchants are incentivized to adopt PayPay, which expands the number of payment acceptance locations available to users. Growth in users and merchants has contributed to the expansion of both sides of our network.

In addition, because of our two-sided network, we are able to process payments with reduced reliance on traditional third-party payment processors, external acquirers or brand / network providers. This structure allows us to retain a share of payment economics and minimize settlement outflows.

Our strong network effects have also driven the expansion of our financial services offerings. Greater engagement with our payment service creates opportunities to promote our internet banking and securities brokerage services, while generating cross-service synergies—users who adopt multiple services across our ecosystem exhibit higher average payment volume per user and stronger long-term engagement.

As our ecosystem has expanded, we have developed an integrated digital finance platform designed to support a broad range of financial activities for users and merchants. For example, users can receive their salary through PayPay Bank Corporation, make everyday purchases using PayPay code-based payments and invest through PayPay

Securities Corporation. Merchants may also use our platform for payment collection and banking-related services such as payroll and financing.

Two-Sided Network

Simple Transaction Structure which Translates into Strategic Pricing

1.
PayPay registered users as of end of December 2025.
2.
Solid arrows represent direct payments (i.e. payments not sent via a PSP), which are limited to PayPay app payments via MPM (Merchant-Presented Mode) and payments made with PayPay Balance.
3.
The standard rate for small and medium-sized PayPay merchants.
4.
Excerpt from the model case of “Small and Medium-sized Merchants with Average-priced transactions (Off-us Transactions),” from the “Study Group on Promoting a Better Environment for the Further Adoption of Cashless Payments by Small and Medium-Sized Businesses,” 3rd Meeting Materials, published by the Ministry of Economy, Trade and Industry (August 27, 2021).

Broad User and Merchant Offering

Our platform provides payment and financial services to both users and merchants.

For users, our platform delivers a seamless financial experience built around smartphone-based payments. Since the launch of our service, we have expanded the payment use cases and services available through our platform, including code-based payments, credit card payments, online payments, bill payments and P2P money transfers, banking and investment through a single mobile application.

For merchants, we provide compelling services centered on low-friction adoption and high-impact tools for business growth. Onboarding is fast and cost-efficient, with no upfront installation fees and competitively priced payment service charges level. We also offer digital marketing tools—such as in-app coupons, promotions, and loyalty programs—designed to encourage user spending. Additional solutions like PayPay for Business (our merchant-facing platform that provides onboarding, sales tracking and marketing campaign tools) streamlined settlement and reporting features, and data analytics tools further enable merchants to improve operational efficiency.

Penetration of eKYC within our User Base

The number of eKYC (electronic Know-Your-Customer)-verified users surpassed 40 million as of the end of March 2026, representing more than half of PayPay’s 73 million registered users. eKYC is an important component of prevention of fraudulent activities and reinforcing Anti-Money Laundering (AML) and Counter-Terrorist Financing (CFT) measures. Furthermore, eKYC acts as a critical enabler for seamless cross-use across our expanding financial ecosystem. By leveraging verified identity information, the friction typically associated with onboarding for new services—such as bank account opening or securities brokerage—is reduced, offering users a streamlined and frictionless experience.

Our eKYC infrastructure also supports cross-use across our financial services ecosystem by simplifying onboarding for banking, securities brokerage and other financial services. We have implemented a unified eKYC that allows users who have already completed identity verification in PayPay to bypass part of the identity verification process when accessing services provided by PayPay Bank Corporation and PayPay Securities Corporation. For example, users can open a PayPay Bank account in just two steps, compared to the standard of seven steps through traditional channels. These frictionless entry points eliminate redundancies such as repetitive document uploads and identity verification processes, providing us with an advantage to cross sell our services on the platform.

Our unified identity verification infrastructure reduces the need for repeated document submission and verification procedures across services and supports cross-service adoption within our ecosystem.

User Experience and Platform Design

Our payment, banking and investment services are available through mobile applications and integrated user interfaces. We continuously refine our UI/UX to deliver an intuitive, responsive and seamless app experience, utilizing data from our large user base and applying our technology. Improving our UI/UX enables us to deepen user engagement, and the large user base we have cultivated through our PayPay app can be guided to adopt additional services throughout our broader ecosystem.

Users can access a range of services within the PayPay application and key utilities such as P2P money transfers, real-time balance tracking, and payment notifications enhance the day-to-day usability of our ecosystem, while our app-based integration of financial products allows users to access deposits, loans, and investment services without leaving the PayPay environment.

Our platform also supports multiple financial and non-financial mini apps within the PayPay environment, enabling users to access multiple services within a single digital environment, while still allowing users who wish to use dedicated apps with advanced features for PayPay Bank services and PayPay Securities services.

Technology Infrastructure Supporting Continuous Innovation and Growth

Our payment business is supported by a vertically integrated and horizontally scalable technology platform that supports high performance, low-cost operations at scale. Our infrastructure utilizes a cloud-native and microservice-based architecture that enables us to handle vast transaction volumes with speed and reliability, while delivering a flexible foundation for rapid product development, personalization and risk management, and horizontal scalability that enables feature expansion supporting continued business growth.

Our technology stack consists of four core layers: the PayPay app interface, a core platform powered by microservice architecture and a proprietary platform driven by data, a cloud-native infrastructure layer, and an integration platform that connects to a broad network of financial and ecosystem partners. This structure provides the foundation for real-time transaction processing, precision risk assessment, and scalable expansion across both user and merchant use cases.

We also maintain in-house engineering and technology development capabilities. As of March 31, 2026, approximately 48% of the combined employees of PayPay Corporation and PayPay India Private Limited were engaged in product and technology development activities, representing employees across 48 countries.

We are accelerating product development through the adoption of generative AI, particularly in coding workflows. We are actively expanding AI-assisted tooling across additional functions to further enhance speed, efficiency, and innovation in our product development. For example, we are leveraging proprietary AI to accumulate and refine product development data over time, enabling further differentiation in tooling optimization and code quality.

This technology infrastructure supports transaction processing, product development and platform expansion across our ecosystem.

Effective Security and Fraud Prevention

We have established a reputation for cybersecurity and fraud prevention, supported by a layered defense architecture, proprietary risk controls, and continuous investment in system integrity. Our platform is designed to meet the highest standards of security while maintaining the seamless user experience expected in modern digital finance. In addition to detecting transaction-level fraud, our system incorporates advanced anti-money laundering protocols and behavioral risk modeling to prevent misuse by bad actors, including impersonation and unauthorized use.

Our Products and Services

We provide payment and financial services to users and merchants through our PayPay ecosystem. Our offerings include code-based payments, credit and debit payments, revolving, installment payment and cash advances, internet banking, security brokerage, PayPay Point investment-related services and loan management services. In addition, we offer other value-added services for users and enterprises such as insurance services and marketing services that merchants have the option to subscribe to.

Payment Business

PayPay Settlement Services

Our payment settlement service offered through our PayPay code-based payment app is core to our financial platform. The app is free to download, and users can access our code-based payment feature with a simple registration process. Users can make payments at participating merchant stores by launching the PayPay app, showing their app-generated code and having the merchant scan it or by scanning the merchant’s PayPay code.

Merchants can introduce our payment settlement services with a thorough screening process and will receive a welcome package tailored to their use-cases after approval. We offer customer service support for our merchants 24 hours a day and 365 days a year. Merchants can adopt PayPay’s payment settlement service without upfront hardware costs by using Merchant-Presented Mode, a printed payment format where a user uses their smartphone to read a QR-code presented by the merchant.

PayPay Balance

PayPay Balance is a pre-loaded balance that users can make payments through the PayPay application. Users can fund their account from their smartphone in several ways - by linking their bank account or their PayPay Card account, through Seven Bank or Lawson Bank ATMs, P2P money transfer, or through SoftBank Corp.’s cellphone billing. In addition, users can charge their balance with sales proceeds received through Yahoo! JAPAN Auction and Yahoo! JAPAN Flea Market. Furthermore, users can also transfer withdrawals from investment-related services such as PayPay Invest, a mini-app within our PayPay app, LINE BITMAX, a cryptocurrency asset trading service operated by LINE Xenesis Corporation , and Binance Japan, a joint venture between of Binance and PayPay, to PayPay Balance.. We do not handle crypto assets or provide crypto-related services, and our role is limited solely to yen transfer connectivity.

PayPay Balance can also be used for digital wage payments through PayPay Payroll, donations to certain non-profit organizations and other permitted use cases.

PayPay Credit

PayPay Credit allows users of our PayPay app who have been approved for PayPay Card to make code-based payments on the app, leveraging credit extended by PayPay. All payments using PayPay Credit are accumulated each month, where users’ bank accounts registered to their PayPay Card are debited in the following month as a lump sum if the user chooses to do so. Users also have the option to cover the prior month’s payments made with revolving credit that we extend to the user.

Payments Using Linked Services

In addition to PayPay Balance and PayPay Credit, users can also utilize our PayPay code-based payments with our merchants by linking their credit cards to the PayPay app. Users can create a credit card-linked payment option by adding credit cards issued by PayPay Card Corporation or other credit card companies to the PayPay app. We limit transactions using linked credit cards issued by other credit card companies to a maximum total of ¥20,000 in a single 24-hour period and ¥50,000 in a single 30-day period. Transactions using linked credit cards issued by other credit card companies do not accrue PayPay Points.

Payments Using PayPay Bank App (PayPay Debit)

Using our Debit Payment Settlement Services, our PayPay Bank accountholders are able to make payments with merchants that accept PayPay code-based payments directly from their PayPay Bank yen-denominated deposit accounts using an app operated by PayPay Bank Corporation.

Utility Bill and Tax Payments

We have partnered with major Japanese public and private electricity, gas and water companies, as well as cellphone carriers and insurance companies, to further expand our reach of companies where users can use PayPay as a payment option. Users can pay for utilities by scanning the payment barcodes or QR codes on bills issued by utility companies we have partnered with and use their PayPay Balance or PayPay Credit to make payments. We have also introduced compatibility with online bills, where users can receive notifications that a bill is due and pay the bill entirely within the app. In addition, we have partnered with government agencies in various prefectures across Japan to enable users to make resident tax, property tax, automobile tax, or national insurance tax payments using PayPay in participating prefectures.

Furthermore, in connection with the tax donation program in Japan called Furusato Nozei, where taxpayers have the option to redirect a certain portion of their yearly residence tax to local municipalities and in turn receive rewards from donee municipalities, some municipalities issue rewards in the form of PayPay Gift Vouchers when donations are performed through our partner Satofull Co., Ltd., a wholly-owned subsidiary of SoftBank Corp. These vouchers can be used across a variety of local stores designated by the issuing municipalities. See “—Sales and Marketing.”

Overseas Payment Mode

Our eKYC verified users can use the PayPay app overseas. In September 2025, we launched overseas payment mode in South Korea, enabling PayPay users to pay at stores affiliated with Alipay+ and ZeroPay (a payment service introduced by the Seoul Metropolitan Government) and to make P2P payments while in South Korea. In April 2026, we launched the same service in Taiwan, allowing users to utilize key PayPay functions such as balance top-ups and payment at stores affiliated with HIVEX®.

Credit Payment Settlement Services

PayPay Card Corporation issues PayPay Card and PayPay Card Gold under the JCB, Visa and Mastercard brands. These cards provide credit card payment functionality, contactless payment capability, instant transaction history through the PayPay app, and PayPay Point rewards. Our current main offering consists of the following two types of PayPay Cards:

•
PayPay Card. Our basic-level PayPay Card has no annual fee. Cardholders earn PayPay Points equivalent to 1% of total amounts charged on the card, and up to an additional 0.5% of the total amounts charged if users make 30 or more purchases of at least ¥200 each and spend at least ¥100,000 in total over a particular month. This additional reward is one of the benefits of a customer retention program called PayPay STEP. Additional cards can be issued to family members upon the request of cardholders, and individual cardholders can request more than one card to be issued for them. SoftBank Points, which are issued by SoftBank Corp. and convertible into PayPay Points, of up to 1.5% of the total amounts charged can also be earned when cardholders use this card to pay their cellphone bills with SoftBank Corp.
•
PayPay Card Gold. Our PayPay Card Gold has an annual fee of ¥11,000 (including consumption tax). Cardholders can maximize their point earnings, with PayPay Points from 1.5% of total amounts charged up to 2.0% of total amounts charged on the card if users make 30 or more than 30 purchases of at least ¥200 each and spend at least ¥100,000 in total over a particular month. This additional 0.5% reward is one of the benefits of PayPay STEP. In addition to overseas and domestic travel insurance benefits and access to domestic airport lounges, PayPay Card Gold cardholders can earn SoftBank Points of up to 10% of total amounts charged to pay cellphone bills with SoftBank Corp. as well as time-limited PayPay Points (a special type of PayPay Points that expire after a set period of time) of an additional up to 2% of total amounts charged for purchases made via Yahoo! JAPAN Shopping or at LOHACO. Additional cards can be issued to family members upon the request of cardholders.

Revolving and Installment Payment Options

PayPay Card Corporation also offers revolving payment options, installment payment options and cash advances to eligible cardholders. Under our revolving payment option, we have two options, Marugoto Flat Revo and Koredake Skip Revo. After a cardholder makes purchases, the cardholder selects to automatically convert all of their credit card purchases (Marugoto Flat Revo) or selectively convert specific purchases (Koredake Skip Revo) into a revolving payment with a commission rate of 18% per annum. Our revolving payment option is available for purchases made using PayPay Credit as well. Although our installment payment option is only available for payments made using PayPay Card with merchants that have accepted installment payments as a payment option, our Pay in Installments Later (Ato Kara Bunkatsu) service allows cardholders to convert payments they had elected to pay in full at the time of purchase to an installment payment from the PayPay Card app or the mini-app.

Cash Advances

We also offer cash advances to cardholders, who can apply for cash advances on the PayPay app or via an internet browser, whereby we allow approved cardholders to withdraw cash from ATMs or transfer loaned funds to their bank accounts. The interest rate is currently 18.0% per annum and 15.0% per annum for additional advances when the total outstanding amount of cash advances extended to a cardholder totals ¥1 million or more.

Acquiring Services

On the merchant side, we also operate a credit card merchant acquiring business, through which we offer processing services for merchants to accept credit card payments. The majority of our merchants that utilize this service were grandfathered in through referrals from our payment settlement services, LY Corporation (previously Yahoo Japan Corporation) and SB Payment Service Corporation.

Financial Service Business

Internet Banking Services

PayPay Bank Corporation provides internet banking services to individual and corporate customers. Its principal products and services include deposit accounts, domestic and foreign exchange transactions, debit card services, mortgage loans, consumer loans, business loans and securities intermediary services. Customers can open accounts digitally and access transfers, deposits, bill payments, balance inquiries and other banking services online. PayPay Bank accounts are integrated with the PayPay application, enabling transfers between PayPay Balance and PayPay Bank accounts. We also provide integration between PayPay Bank accounts and PayPay app, enabling instant transfers between PayPay Balance and PayPay Bank accounts without fees.

Accountholders receive a PayPay Bank Visa Debit Card, which can be used Visa-affiliated merchants and ATMs in Japan and overseas. We also provide ATM access and cardless cash withdrawal functionality through partnerships with major ATM networks. Customers can withdraw funds using their PayPay Bank Visa Debit Card or conduct cardless cash withdrawals using the Smartphone ATM feature. When accountholders are abroad, they can also withdraw cash at Visa or PLUS network ATMs worldwide.

Deposit Accounts and Remittances

We offer a full range of deposit account services spanning yen-denominated products including ordinary deposits and time deposits and foreign currency products including ordinary deposits and time deposits denominated in nine different currencies. As an internet bank, PayPay Bank Corporation does not have the high fixed costs associated with maintaining a network of physical branches, which enables us to offer competitively-priced deposit interest rates. We also refer our accountholders to PayForex, a service offered by Queen Bee Capital Co., Ltd., which offers our accountholders the ability to send and receive remittances to and from over 200 countries with no transaction fees.

Lending Services

PayPay Bank Corporation offers lending products to individual and corporate customers, including mortgage loans, consumer loans, and business loans.

Mortgage loans, durations from 1 to 50 years, amount from anywhere between ¥5 million and ¥200 million to home buyers through the PayPay Bank app or our website, enabling borrowers to submit the necessary paperwork from their smartphones. As of May 2026, variable rate starts from 0.980% yearly. Our mortgage offering includes the followings:

•
“Pair loan” product which enables two borrowers to co-sign for a mortgage, with the loan forgiven in the event that one of the two passes away before the end of the term.

•
We offer SoftBank users a 0.910% loan benefit for loan refinancing. Additionally if the SoftBank users pay for smartphone, internet and electricity provided by SoftBank Corporation, they will receive a benefit of 0.850% variable rate

Consumer loans are available to customers that have an ordinary savings account and can be borrowed through PayPay Bank app or by participating ATMs 24 hours a day, 365 days a year. Interest rates vary depending on the borrowing amount, ranging from 1.59% to 18.0% per annum..

In addition, we offer business loans for corporations and sole proprietors. These include business loan of up to ¥10 million, with competitive interest rates ranging from 1.8% to 13.8% per annum as well as loans guaranteed by credit guarantee corporations of up to ¥80 million with interest rates ranging from 1.4% to 3.4% per annum. In April 2026, PayPay Bank Corporation launched a data lending service exclusively for PayPay’s merchants. This invite-only financing service provides loans of up to ¥10 million, with lending terms determined based on merchants’ daily payment transaction data. This allows merchants to finance as early as the application date via smartphone.

Foreign Exchange Transaction Services

We also offer a standalone app for foreign exchange transactions to accountholders, allowing trades for 24 currency pairs. The app also contains features to help our users such as stop loss features and rate alerts. The app offers two types of accounts, the general type and the beginner type. The general type allows accountholders to conduct leveraged trades, while the beginner type does not permit leveraged trading. There are no transaction fees charged for foreign exchange transactions beyond the spread charged.

Digital Securities Services

We offer a wide range of digital securities intermediary services through PayPay Securities Corporation, a financial services provider focused on digital securities brokerage services. We provide a platform for users to buy and sell mutual funds, stocks and ETFs where trades can be made using PayPay Invest, a mini app integrated into our main PayPay app, built for first-time investors. We also operate a standalone app that offers additional and more advanced investment options for our more experienced users allowing for larger amounts to be invested. In addition, we also offer a platform for trading contracts for difference, or CFDs.

App-Based Investment Services

We offer simplified investment services on PayPay app as mini apps. Through PPSC Investment Services Co., Ltd., a wholly owned subsidiary of PayPay Securities Corporation, we offer a PayPay Point investment service that allows users to utilize over ten different simulated asset management courses to manage their PayPay Points. Users can utilize this service starting from just one PayPay Point. Users can monitor, invest and withdraw their managed PayPay Points through the PayPay Point management screen in the PayPay app.

We also offer PayPay Securities (formerly PayPay Invest) a mini app that serves as an entry point into financial markets. PayPay users who have completed eKYC can open an account using PayPay Invest in as little as three minutes. Users can open both regular investment accounts as well as NISAs using the mini app, starting with a minimum of ¥100 using PayPay Money. Users can use PayPay Money to make investments, as well as PayPay Points and available funds in a PayPay Bank account. Users can also charge the invested amount to their PayPay Card or withdraw funds from PayPay Invest as PayPay Money and transfer them into their PayPay Balance without a transaction fee. Users can also invest in U.S. and Japanese stocks and ETFs, as well as in investment trusts, using PayPay Securities. We allow users to trade U.S. stocks and ETFs on a continuous basis, while Japanese stocks and ETFs can be traded during the Tokyo Stock Exchange’s operating hours, with the option for flexible trading by scheduling recurring daily, weekly and monthly investments. Securities purchased using PayPay Invest are purchased at an “offered price” by users, which is calculated by adding a spread of 0.5% to the “unit price” provided to us by our information provider

PayPay Securities App

The PayPay Securities app is available to any investor, offering a broader set of investment products and trading functionality compared to PayPay Invest. Users of the PayPay Securities app can invest in U.S. stocks and ETFs, Japanese stocks and ETFs as well as mutual funds, just like PayPay Invest, in addition to Japanese REITs with a minimum investment amount of ¥1,000. Accounts can be funded with PayPay Money as well as through bank transfers from designated financial institutions. The app provides enhanced features such as reservation orders for Japanese equities outside of the Tokyo Stock Exchange operating hours, as well as the “Oitamama Kaitsuke” feature, which enables users to purchase securities using their deposits with designated financial institutions, including with PayPay Bank Corporation, without having to transfer any funds or pay transfer fees.

Automated Investing Services

We offer certain automated investing solutions in order to make investment as convenient and easy as possible for new investors. We offer two automated investment services tailored to different needs:

•
PayPay Invest Easy. PayPay Invest Easy is a simplified investment service integrated as a mini app within the PayPay app, which allows investors to invest on a recurring basis in one of two index funds using PayPay Money, PayPay Points or their credit card, starting at ¥500 per day. This service is also compatible with NISA, offering tax benefits to users.
•
Robot Accumulation Plan. Robot Accumulation Plan is a standalone app, which facilitates automatic, recurring investments in U.S. equities, starting at ¥1,000. This service is not compatible with NISA.

CFD Trading Services

Through PayPay Securities Corporation, we offer CFD trading services, a type of financial agreement which enables traders to trade on the direction of securities in the very short term. Our services enable customers to engage in leveraged trading using two different standalone apps, the 10x CFD app and the Japanese Equity CFD app. The 10x CFD app allows trading in stock index futures, such as the Nikkei 225 and the E-mini S&P 500, with leverage up to ten times the deposited margin. The Japanese Equity CFD app allows customers to trade in selected Tokyo Stock Exchange-listed equities during regular exchange hours with leverage up to five times the deposited margin amount. Both of these apps offer real-time pricing, margin monitoring and loss-cut functionality while participation in our CFD trading services requires a deposit margin of over ¥10,000.

Loan Management Services Through Credit Engine

In November 2024, we acquired Credit Engine Group, Inc. (currently Credit Engine, Inc.), making it our wholly-owned subsidiary. Credit Engine Group, Inc. provides online loan management systems that aid in the digitalization of lending and debt collection operations as well as SaaS lending products for small and medium-sized businesses and automated calls and messaging for debt collection.

Other Value-Added Services

To Users

We refer our users to PayPay Insurance Service Corporation, a PayPay-branded insurance agency. Our PayPay app provides users with access to a mini app operated by PayPay Insurance Service Corporation, through which users can apply for an array of insurance policies offered by PayPay Insurance Service Corporation.

PayPay Insurance Service Corporation is a wholly-owned subsidiary of LY Corporation. PayPay Insurance Service Corporation was formerly known as Wise Insurance and adopted the “PayPay” brand in February 2021. PayPay Insurance Service Corporation is not a subsidiary or affiliate of ours and we have no profit-sharing arrangement with them.

To Merchants

Our platform for merchants offers a user-friendly dashboard from which merchants can easily manage all of their PayPay transactions.

We offer our PayPay My Store service on our platform for merchants without a subscription fee. Through PayPay My Store, our merchants are able to create and publish a webpage with their business information within our PayPay app. On their personalized webpage, merchants can add information such as their store address and hours of operation as well as pictures of their shops and the products they sell. Event and promotional campaign information can also be posted, functioning as a marketing tool. Merchant webpages have the ability to be followed by users, who can give ratings and reviews enabling merchants to monitor and analyze users’ shopping behavior.

We also offer the PayPay My Store Lite Plan to our merchants that wish to expand their marketing to our users and/or wish to enjoy a discount on settlement fees. Merchants can sign-up to this service for a fee of just ¥1,980 and pay a monthly per store subscription fee of the same ¥1,980 for the PayPay My Store Lite Plan. Merchants that subscribe to our PayPay My Store Lite Plan receive a discounted settlement fee rate of 1.60%, compared to our standard rate of 1.98%. We also offer other sales and promotional services with additional fees to our merchants that enroll in our PayPay My Store Lite Plan, including the following:

•
PayPay Coupon. Our PayPay Coupon is an add-on service we offer on commission through which merchants can issue and distribute coupons for their stores to our PayPay app users. This is a convenient tool for merchants to conduct targeted marketing to either acquire new customers or increase repeat customers.

•
PayPay Coupon (Item-Specific). PayPay Coupon (Item-Specific) is a sales promotion service we offer to manufacturers to issue coupons within the PayPay app on a per-product basis that can be used with certain PayPay merchants that carry POS terminals. This tool assists manufacturers in targeting promotions and gathering market data across national and local drugstore, convenience store and supermarket chains, among other retailers.
•
PayPay Stamp Card. PayPay Stamp Card is another add-on service we offer on commission through which merchants can issue store loyalty cards as a sales promotion tool to grant rewards to users whose payments satisfy pre-determined criteria.
•
PayPay Funding. PayPay Funding is an invite-only merchant financing service that allows selected PayPay merchants to receive future sales proceeds in advance when they require operating capital. We utilize machine learning to estimate merchants’ future sales and provide advances of up to ¥1 million, which is then deducted from the merchant’s subsequent sales proceeds earned via PayPay transactions over a period determined by us. We charge a usage fee of between 3.0% and 18.0% per annum, averaging 15%, for the use of this service. Using our data-driven credit model, we can conduct instantaneous, fully-online risk assessments based on merchants’ sales history, transaction patterns, and growth trends, without the need for the cumbersome screening and documentation typically required by traditional banks.

PayCAS (PayPay Multi-Payment Unit)

In 2022, we began leasing PayCAS, a unified cashless payment terminal with POS integration functionalities, to select merchants by collaborating with SB C&S Corp., a wholly owned subsidiary of SoftBank Corp. and the supplier of PayCAS, and SB Payment Service Corp, another subsidiary of SoftBank Corp. We made PayCAS available to all merchants starting April 2023.

PayPay Points

PayPay Points are our loyalty and rewards points which can be used not only as a traditional loyalty program but also as a form of cash equivalent across a wide range of services within our ecosystem.

The principal uses of PayPay Points include:

•
Payments at merchants and online services: Users may use PayPay Points for payments at participating merchants nationwide, as well as through online services that support PayPay Points, with one point redeemable for one Japanese yen.
•
Payment of utilities and taxes: Through our PayPay billing platform, users may apply PayPay Points toward payments for electricity, gas, water and other public utility charges, as well as certain tax obligations.
•
Financial services: Users may apply PayPay Points directly when purchasing investment trusts through PayPay Securities Corporation. In addition, through the “Point Management” service offered by PayPay SC Investment Service Corporation, users may manage and invest their PayPay Points.
•
Other services: PayPay Points may also be used within our PayPay app for a variety of other services, including remittances and related offerings.

We offer our users two primary ways to earn PayPay Points: our standard rewards and bonus rewards through the PayPay STEP program.

Standard Rewards

•
Users earn a 0.5% base reward rate on payments made with their PayPay Balance, and a 1.0% base reward rate on payments made with PayPay Credit or PayPay Card (physical card).
•
Users earn a 0.2% base reward rate on payments made with their PayPay Debit or PayPay Bank Visa Debit Card.

For all standard rewards, PayPay Points accrue for every ¥200 transacted. No PayPay Points are awarded for some types of transactions, including when payments are made with credit cards issued by other credit card companies linked to the PayPay app. As regular PayPay Points do not expire, the company does not record any breakage associated with these points.

PayPay STEP (Bonus Rewards)

The PayPay STEP program allows users to boost their reward rate with two types of bonuses as part of our user retention program:

•
Achievement Bonus: Users earn an extra 0.5% to their reward rate by meeting the following two conditions in the previous month:
•
Make 30 or more payments of at least ¥200 each.
•
Spend a total of ¥100,000 or more.
•
PayPay Debit, PayPay Bank Visa Debit Card and payments made with credit cards issued by other credit card companies linked to the PayPay app are excluded from the PayPay STEP program.

Effective June 2, 2026, we implemented certain changes to our PayPay Points rewards program. These changes are intended to strengthen our eKYC foundation, enhance user engagement, and facilitate smoother referrals of users of our payments services to our financial services. These changes include the following:

•
Users who have not completed eKYC registration with us will no longer be eligible to earn PayPay Points under the PayPay STEP program
•
When payments are made using PayPay Points, only the portion of the payment made without using PayPay Points will accrue PayPay Points for every ¥200 transacted (but the entire payment amount will continue to count towards the Achievement Bonus criteria of our PayPay STEP program)

We also provide merchant marketing and loyalty solutions, including Extra PayPay Points Stores and customized PayPay Points programs, which enable merchants to design targeted promotional campaigns and reward programs to support customer acquisition, retention and sales growth.

Alliances with our Partners

We have entered into partnerships with third-party companies, including Seven-Eleven Japan Co., Ltd., Monteroza Co., Ltd. and MINISTOP Co., Ltd. to integrate their various services with our PayPay app. For example, our users who download the Seven-Eleven app and complete the registration process are able to link their PayPay accounts to the Seven-Eleven app. When users make payments using PayPay in the Seven-Eleven app, users can earn points for both their PayPay and Seven-Eleven accounts, augmenting the financial benefit from making payments with PayPay. Our users that download the Monte app and make payments using PayPay in the Monte app earn PayPay Points as well.

In addition, when LINE Corporation (currently LY Corporation), the operator of the LINE messaging app, which had approximately 98 million monthly active users in Japan in the month of March 2025, became an indirect subsidiary of SoftBank Group Corp. in March 2021, we implemented interoperability between the code-based on-premise payment systems of LINE Pay and PayPay by enabling the use of LINE Pay at PayPay merchants that use the merchant-generated code-based payment method starting August 17, 2021. In October 2024, we added a shortcut function in the LINE app enabling LINE users that are registered users of ours to easily initiate the sending and receiving of P2P money transfers with other PayPay users without leaving the LINE app. Although LINE Pay ended service on April 30, 2025, PayPay continues to remain embedded in the LINE app providing a convenient function for LINE users.

To match this integration with overseas partners to benefit inbound travelers, on September 16, 2025, we launched PayPay’s Overseas Payment Mode, which enables our eKYC verified users to use the PayPay app overseas. The service started in South Korea from late September 2025, enabling PayPay users to pay at stores in South Korea affiliated with Alipay+ and ZeroPay (a payment service introduced by the Seoul Metropolitan Government) and to make P2P payments while in South Korea. We plan to expand our outbound partnership to more countries and regions going forward. On May 15, 2025, SoftBank Corp. announced its entry into a comprehensive business alliance with Sumitomo Mitsui Card Co., Ltd., intended to integrate the diverse functionalities of Olive, the SMBC Group’s comprehensive personal financial service, with SoftBank’s range of digital technology-based services. As part of this alliance, we announced the launch of initiatives in collaboration with Sumitomo Mitsui Card Co., Ltd. Specifically, we announced:

•
that, regardless of any changes in the PayPay app’s approach to payment with credit cards issued by other companies, credit cards issued by Sumitomo Mitsui Card Co., Ltd. would continue to be available without any usage fees;
•
that the Olive app would be updated to enable PayPay users to check their PayPay Balance and perform top-up and withdrawal transactions between their Sumitomo Mitsui Banking Corporation (SMBC) account and PayPay Balance via the Olive app, and that PayPay Balance would be added as a payment method under Olive’s Flexible Pay mode. Payments using PayPay Balance would be available at Visa-affiliated merchants worldwide through Olive; and

•
that users would be able to mutually exchange points between PayPay Points and V Points, a point service operated by CCC MK Holdings Co., Ltd., which will enable users to earn and use points with both PayPay and Visa-affiliated merchants.

On September 16, 2025, we acquired a 40.0% stake in Binance Japan, an affiliate of Binance, which operates one of the world’s largest cryptocurrency exchanges. As the first phase of our strategic partnership with Binance Japan, we have integrated our platforms, enabling our PayPay users to purchase cryptocurrency using their PayPay Money balance and seamlessly convert crypto assets back into PayPay Money within the app. We aim to create a seamless integration of digital payments and cryptocurrency by connecting a leading global crypto exchange with our extensive user and merchant network.

In order to expand payment options for users and merchants in Japan and overseas, we have agreed upon the basic terms of a business alliance with Visa to explore collaboration in Japan and the United States by leveraging our QR code‑based payment platform and Visa’s global payment network and digital payment technologies. PayPay intends to establish and control an entity to develop a digital wallet that supports both Near Field Communication (“NFC”) and QR code payments in the United States. Both PayPay and Visa will contribute capital in the form of investment, technology, and people to this new partnership, with Visa providing additional support through consulting services and embedded expertise delivered via Visa Managed Services or similar programs.

We also intend to collaborate with Visa to integrate new payment experiences into our existing ecosystem in Japan, including enhancing card services through Visa Flexible Credential, to enable multiple funding sources to be linked to a single card, expanding credit card acceptance at PayPay merchants, and strengthening cross-border payment capabilities for both domestic and international users. Details of the potential collaboration have not yet been decided.

Collaborations with SoftBank Group Companies

We collaborate with SoftBank Group companies in branding and marketing as well as for a variety of other services and arrangements, including for joint promotional activities, outsourcing of services, financial services, loan agreements with LY Corporation and secondments and directors dispatched from SoftBank Group companies. Descriptions of the primary agreements under each category are below. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional details.

Joint Promotional Activities

•
Basic Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between us and SoftBank Corp., dated September 16, 2021, stipulates the cooperation and cost-sharing agreement between us and SoftBank Corp., for the purpose of expanding the user base of PayPay payment settlement services as well as the subscriber base for telecommunication services of SoftBank Corp., through “Y!mobile” telecommunication service campaigns, Yahoo! Premium e-shopping mall, PayPay Point incentives and advertisement for such promotional measures. The term of this agreement was from the date of execution through March 31, 2022, but has been extended through several amendments, and following the latest of such amendments, the agreement is currently scheduled to expire on March 31, 2026. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.
•
Service Outsourcing Agreement for Issuance of PayPay Bonus (currently PayPay Points) between Yahoo Japan Corporation (currently LY Corporation) and us, dated August 21, 2019, stipulates the outsourcing of the issuance of PayPay Points based on the settlement amount of goods and services purchased by members on LY Corporation’s e-commerce platform. LY Corporation pays us an amount equal to one Japanese yen multiplied by the number of PayPay Points issued to Yahoo!JAPAN members for the services we provide. The term of this agreement was from the date of the agreement to March 31, 2020, but provides that unless either party gives written notice at least three months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year from the expiration date and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

•
Basic Agreement for Provision of “Pay-Toku” Fee Plan between us and SoftBank Corp., dated September 5, 2023, stipulates the mutual cooperation pursuant to a specific fee rate plan for mobile communication services offered by SoftBank Corp. utilizing PayPay Points aiming at the expansion of the customer base for PayPay’s payment settlement services. The “Pay-Toku” Fee Plan sets forth the PayPay Point-related benefits SoftBank mobile service users can receive. SoftBank Corp. bears the cost equivalent to the amount obtained by multiplying the PayPay Points granted to SoftBank mobile service users by one Japanese yen. The term of this agreement is from the date of execution until such time when SoftBank Corp. ceases to provide Pay-Toku. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.
•
Service Outsourcing Agreement for Issuance of PayPay Money Lite and PayPay Points between SoftBank Corp. and us, dated July 31, 2019, stipulates the outsourcing of the issuance of PayPay Money Lite or PayPay Points to certain current and potential customers of services provided by SoftBank Corp. and certain current and potential customers of services provided with SoftBank Corp. SoftBank Corp. pays us an amount equal to one Japanese yen multiplied by the number of PayPay Money Lite or PayPay Points units issued to current and potential customers of services provided by or with SoftBank Corp. The term of this agreement was from August 1, 2019 to July 31, 2020, but provides that unless either party gives written notice at least six months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year from the expiration date and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

Outsourcing of Services

•
Business Alliance Agreement for PayCAS between us, SB C&S Corp. and SB Payment Service Corporation, dated August 1, 2024, sets forth the agreement among the parties with respect to the role of each party in connection with the provision of services related to PayCAS. The revenue share among us, SB C&S Corp. and SB Payment Service Corporation is 34%, 33% and 33%, respectively. The term of this agreement was for one year from August 1, 2024, but provides that unless either party gives written notice to the contrary at least six months prior to the expiration of the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter. This agreement may be terminated by any of the parties to the agreement for another party’s failure to perform under the agreement as well as for certain conditions set forth in the agreement.
•
Business Outsourcing Agreement between us and PayPay SC Corporation, dated August 1, 2024, for the outsourcing of the following services: (1) signing up merchants for PayCAS and related merchant support, (2) signing of new PayPay merchants, (3) PayPay merchant support related to PayPay payment settlement services and (4) acquisition through sales promotion activities. The term of this agreement was from August 1, 2024 to March 31, 2025, but provides that unless either party gives written notice to the contrary at least six months prior to the expiration of the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter, except with respect to the service of signing up merchants for PayCAS and related merchant support, which ends upon the expiration of the Business Alliance Agreement for PayCAS between us, SB C&S Corp. and SB Payment Service Corporation. This agreement provides for early termination and may be terminated by the parties to the agreement for any breach of the agreement or default on all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.
•
General Agency Agreement between us and SB Payment Service Corporation, dated December 13, 2019, under which SB Payment Service Corporation acts as our payment service provider and assists our online merchants using our payment settlement services. We pay SB Payment Service Corp. a fee, which is calculated based on a percentage applied to the value of transactions made through SB Payment Service Corp.’s systems. The term of this agreement was one year from December 13, 2019, but provides that unless either party gives written notice at least three months prior to the expiration of the agreement of its intention to terminate the agreement, the agreement automatically renews for one year upon expiration and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

•
Sales Alliance and Partner Agreement between us and SB Payment Service Corporation, dated December 3, 2018, under which SB Payment Service Corporation provides us with various services, such as access to a payment gateway which connects merchants to our payment system, and supports our relations with the merchants by checking information provided by the merchants and by communicating with the merchants on our behalf. The term of this agreement was one year from December 3, 2018, but provides that if neither party notifies the other party in writing that it intends to terminate the agreement upon expiration at least three months prior to the expiration date, the agreement automatically renews for one year and the same applies thereafter. This agreement may be terminated by the parties to the agreement for breach of all or part of its respective obligations under the agreement as well as for certain conditions set forth in the agreement.

Financial Services

•
Memorandum on PayPay Merchant Terms for Mini-apps between us and PayPay Insurance Corporation, dated December 1, 2021, provides the terms of the agreement under which PayPay Insurance Corporation operates a mini-app, through which users can apply for an array of insurance policies offered by PayPay Insurance Service Corporation and make purchases using our PayPay payment settlement services. The mini-app usage fee is calculated as an agreed amount between 2.22% and 5% of the purchases made using the mini-app. The term of this agreement was one year from execution, but provides that if the parties do not notify the other party of its intention to not renew the agreement at least 30 days prior to expiration, the agreement automatically renews for one year and same applies thereafter. This agreement may be terminated by us without any notice or other procedures for certain conditions set forth in the agreement.

Loan Agreements with LY Corporation

•
In February 2018, PayPay Card Corporation (then YJ Card Corporation) entered into an agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation (then Yahoo Japan Corporation) agreed to provide loans of up to ¥70 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Yahoo Japan Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Yahoo Japan Corporation). In April 2019, PayPay Card Corporation entered into a ¥10 billion loan agreement with LY Corporation (then Yahoo Japan Corporation) due in December 2027, with a fixed interest rate of 0.5%, for general business purposes, including working capital. As of March 31, 2026, the amount outstanding under this loan agreement was ¥10 billion. The term of the master agreement, which applies to all such individual loans, is from the execution date of February 15, 2018 to December 7, 2027. However, there is no remaining committed availability under this loan agreement. PayPay Card Corporation’s obligations to LY Corporation are subject to automatic acceleration for certain conditions set forth in the agreement.
•
In December 2019, PayPay Card Corporation entered into an agreement with LY Corporation (then Z Holdings Corporation), pursuant to which LY Corporation (then Z Holdings Corporation) agreed to provide loans of up to ¥25 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Z Holdings Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Z Holdings Corporation). In December 2019, LY Corporation (then Z Holdings Corporation) provided a ¥10 billion loan to PayPay Card Corporation due in December 2028, with a fixed interest rate of 0.6%, for general business purposes, including working capital. As of March 31, 2026, the amount outstanding of this loan was ¥10 billion. The term of the master agreement, which applies to all such individual loans, is from the execution date of December 18, 2019 to December 6, 2028. However, there is no remaining committed availability under this loan agreement. PayPay Card Corporation’s obligations to LY Corporation are subject to automatic acceleration for certain conditions set forth in the agreement.
•
In February 2024, PayPay Card Corporation entered into a ¥15 billion term loan agreement with LY Corporation due in February 2026, with a fixed interest rate of 0.7%, for general business purposes, including working capital. This loan was repaid in full in February 2026, and as of March 31, 2026, no amount was outstanding under this loan agreement.

•
In December 2024, LY Corporation and PayPay Card Corporation executed a memorandum of understanding pursuant to which the permitted use of proceeds for the intercompany loans described above was broadened to include business investments (including the provision of working capital and loans to PayPay Corporation for its business investments). The other principal terms of the loan agreements remain the same. The memorandum of understanding provides that the parties may agree from time to time to renew or extend the maturity of the loans described above. In the event of such renewal, the date of maturity is extendable unless LY Corporation provides one month of notice that the repayment date will not be extended, with the final maturity being no later than March 29, 2030. Any such renewal bears interest at a rate equal to LY Corporation’s average funding cost as of the day after the repayment date prior to the extension plus a spread of 0.1.As of March 31, 2026, the aggregate outstanding principal amount of the loans described above was ¥20 billion, consisting of the April 2019 and December 2019 loans, and the February 2024 term loan had been repaid in full in February 2026.

Secondments and Directors Dispatched from SoftBank Group Companies

•
Basic Contract of Secondment between SoftBank Group Corp. and us, dated March 23, 2022, under which employees of SoftBank Group Corp. are seconded to us. The term of this agreement was until March 31, 2023, but provides that it will be renewed for another year if neither party requests termination of the agreement no later than one month prior to expiration and the same applies thereafter. This agreement may be terminated by the parties for certain conditions related to anti-social forces (a reference to organized crime in Japan) as set forth in the agreement.
•
Basic Contract of Secondment between LY Corporation and us, dated October 1, 2023, under which employees of LY Corporation are seconded to us. The term of this agreement was from October 1, 2023 through March 31, 2024, but provides that if neither party requests to terminate the agreement or amend the terms of the agreement one month prior to expiration, the term is extended for a further six-month period and the same applies thereafter.
•
Basic Contract of Secondment between SoftBank Corp. and us, dated July 1, 2018, under which employees of SoftBank Corp. are seconded to us. The term of this agreement was until June 14, 2019, but provides that it will renew for another year if neither party requests to terminate the agreement no later than one month prior to expiration. This agreement may be terminated by the parties for certain conditions related to anti-social forces as set forth in the agreement.

Sales and Marketing

Our sales and marketing activities are designed to support user acquisition, merchant acquisition and user engagement across our platform. Since the launch of PayPay, we have conducted promotional campaigns, loyalty programs and merchant initiatives in collaboration with SoftBank Group companies, merchants, municipalities and strategic partners. The recent marketing activities are as follows:

Super PayPay Festival

•
We continue to launch a series of large-scale promotional campaigns, known as the “Super PayPay Festival.” A key feature of these campaigns is the strategic integration of gamification elements to transform the payment process from a purely transactional interaction into an engaging and enjoyable experience. For example, we have introduced an instant-win scratch-off lottery, which replaced a prior virtual darts game. This gamification is designed with two primary objectives: first, to randomly award additional benefits to users, and, second, to create opportunities for social interaction among family and friends, making the act of payment a shareable and enjoyable moment.

Utilizing PayPay Points Supported by Third Parties

•
PayPay Points are also utilized in connection with promotional programs conducted by SoftBank Group companies including SoftBank Corp. and LY Corporation, merchants, municipalities and other partners. In many cases, these partners bear the associated promotional costs. For example, SoftBank Corp. grants PayPay Points to its long-term smartphone users and LY Corporation conducts promotional campaigns in which customers earn PayPay Points equivalent to a certain percentage of purchases made via PayPay on its e-commerce platforms. In these arrangement, participating companies generally provide us a cash amount, which we record under our assets, corresponding to the PayPay Points they grant to their customers, which are recorded as PayPay Users’ deposits under our liabilities. We also participate in government and municipality programs intended to promote adoption of cashless payment services in Japan. We have expended sales and marketing efforts so that merchants applying for subsidized government programs select us as a payment service company among other service providers, enabling us to leverage these government policies to further encourage use of our payment settlement services.

These programs have contributed to our expansion of our user base, merchant acquisition and increase in users’ balance of PayPay Points to be used for future payments.

We have strategically executed several key marketing campaigns to drive user acquisition, engagement, and transaction volume. Our campaigns are designed not only to provide monetary incentives but also to make the payment experience itself more engaging and interactive.

Competition

The cashless payment industry in Japan remains fragmented, continuously changing, while consistently receiving government support to promote cashless payment and the digitalization of financial services. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition may also intensify as new competitors emerge, businesses enter into business combination and partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

Payment Service

The main competitors for our code-based payment services include providers of traditional credit and debit cards, e-money services such as East Japan Railway Company’s Suica and other smartphone-based payment apps such as Rakuten Payment, Inc.’s Rakuten Pay and d Payment offered by NTT DOCOMO, INC. We also compete with contactless NFC credit card payment offered by credit card companies as well as smartphone contactless payments such as Apple Pay, Google Pay, QUICPay and iD. In light of the relatively high ratio of cash payments in Japan, the market for cashless settlement is still expected to expand significantly and competition in the industry is expected to remain intense.

Our competitors for PayPay Card Corporation’s services consist primarily of large Japanese consumer finance companies, a number of major Japanese banks, Japanese subsidiaries of foreign financial institutions, Japanese internet companies that have entered into the consumer finance industry by acquiring existing consumer finance companies, bank-affiliated credit card companies, retailer-affiliated credit card companies, cellphone carriers and shopping credit companies that issue credit cards, such as Rakuten Card Co., Ltd., Sumitomo Mitsui Card Company, Limited, JCB Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., Credit Saison Co., Ltd., AEON Financial Service Co., Ltd. and NTT DOCOMO, INC.

Financial Services Service

PayPay Bank Corporation faces competition in Japan’s banking market. We compete with various types of financial services companies, including Japan’s major banking groups, government-controlled and government-affiliated entities, regional banking institutions, non-bank financial institutions and other firms that are engaged in providing similar products and services. In particular, we compete with other internet banks, including Rakuten Bank, Ltd., SBI Sumishin Net Bank, Ltd., Sony Bank, Inc. and au Jibun Bank Corporation, as well as traditional banking institutions which have expanded their internet banking services. In addition, the development of new technologies in the “Fintech” and other sectors, along with the corresponding rise of new entrants from these sectors into the financial services industry may lead to the development of other competing business models and further intensify competition.

Our main competitors for PayPay Securities Corporation are other online securities firms, such as Rakuten Securities, Inc., SBI Securities Co., Ltd., Matsui Securities Co., Ltd., Monex, Inc. and Mitsubishi UFJ eSmart Securities Co., Ltd. We also face competition from full-services securities firms in Japan, such as Nomura Securities Co., Ltd., Daiwa Securities Co. Ltd. and SMBC Nikko Securities Inc. Since the NISA program was updated in January 2024 to increase the tax benefits available to Japanese taxpayers investing in both long-term investment trusts and stocks, consumer investment has expanded significantly and is expected to continue to expand, resulting in an expected increase in both the size of the market for online securities firms as well as competition.

Information Technology

With our smartphone-based payment service at our core, we rely heavily on information technology and communication systems to operate our business. We utilize a proprietary technology platform on the back end within our company that enables us to operate our business effectively. Our app is backed up by a microservices architecture that makes our platform more reliable, scalable and flexible. We also utilize a data platform to make our back-end better able to handle large transaction volumes and scale to meet future growth. Our infrastructure is cloud native.

It is also critical that we create a secure environment to attract and retain users and merchants. We have robust systems in place to process the identity verification of our users, merchants and cardholders through eKYC procedures. We conduct identity verification through smartphones by either certifying a MyNumber social security card and scanning the IC chip on it, scanning the IC chip on a driver license and taking a face photo or taking a photo of an identity verification document in addition to taking a face photo. Thanks to our “eKYC Passport,” users who are verified through our PayPay app are able to open accounts with other services and apps in our ecosystem through a streamlined process, which allows them to skip verification of name, date of birth, address, telephone number, e-mail address, identity verification documents and facial photos by using the information already processed.

We maintain information security measures as part of our operations. We have established our own security system which we continually work to strengthen. We maintain a dedicated Security Operation Center, or SOC, in charge of monitoring and analyzing threats to information systems, with a focus on incident detection. We also maintain a Computer Security Incident Response Team, or CSIRT, that focuses on responding when an incident occurs. We conduct red teaming on a regular basis to test our security and employ white hat hackers to conduct red teaming, penetration testing and vulnerability diagnosis so we can quickly evaluate information security amidst our frequent release cycle of new features. This helps protect our systems from breach and protect our users’ privacy.

In addition, Paytm Labs Inc. has granted us licenses to their software used for our PayPay My Store Service and fraud prevention and marketing solutions.

LY Corporation has granted PayPay Card Corporation a license to use the software necessary to operate our credit card merchant acquiring business.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in Japan and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedure, and contractual provisions. We also enter into confidentiality and invention assignment agreements with our employees and contractors, and sign confidentiality agreements with third parties. Our internal controls restrict access to proprietary technology.

Our patent portfolio includes technologies relating to digital payments, credit services, fraud prevention, risk management and data analytics. We continue to develop and seek protection for technologies that support our payment and financial services ecosystem.

PayPay Brand

LY Corporation has transferred to us trademarks, design rights, domain names and copyrights of logos, which contain or relate to the name “PayPay” such as, but not limited to, the trademarks and logos of PayPay, PayPay Card, PayPay Bank, PayPay Insurance Service and PayPay Securities, as well as various domain names including paypay.ne.jp and paypay-card.co.jp. We have granted to LY Corporation a perpetual, non-exclusive, non-transferable license to use those transferred intellectual property rights as well as the right to sublicense them to certain of its subsidiaries, including PayPay Insurance Service Corporation.

Facilities

Our corporate headquarters is located in Tokyo, Japan, where we currently lease 17,234 square meters under a lease agreement that expires in January 2030. We do not own any real property. We believe that these facilities are suitable to meet our needs.

Employees

For information regarding our employees, see “Item 6. Directors, Senior Management and Employees
—D. Employees.”

Legal Proceedings

We are involved in litigation and other legal proceedings from time to time in connection with the ordinary course of our business. We are not currently involved in any litigation or other legal proceedings that, if determined adversely to us, may have, or have had in the recent past, significant effects on the company’s financial position or profitability, individually or in the aggregate.

Information required by subpart 1400 of Regulation S-K

See “Selected Statistical and Other Information” for information required by subpart 1400 of SEC Regulation S-K.

Regulations

We are subject to various laws and regulations in Japan, where we primarily conduct our business. These include requirements to obtain governmental approvals for conducting business, as well as laws and regulations such as the Payment Services Act, the Banking Act, the FIEA, the Labor Standards Act (Act No. 49 of 1947, as amended), or the Labor Standards Act, the Ordinance for Enforcement of the Labor Standards Act (Act No. 23 of 1947, as amended), or the Ordinance for Enforcement of the Labor Standards Act, the Money Lending Business Act, the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, the Interest Rate Restriction Act, the Installment Sales Act, the Deposit Insurance Act (Act No. 34 of 1971, as amended), or the Deposit Insurance Act, the Act on Special Measures for Strengthening Financial Functions of Japan (Act No. 128 of 2004, as amended), or the Act on Special Measures for Strengthening Financial Functions of Japan, the Act on Emergency Measures for the Revitalization of the Financial Functions (Act No. 132 of 1998, as amended), or the Act on Emergency Measures for the Revitalization of the Financial Functions, the Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan (Act No. 131 of 2001, as amended), or the Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan, the Act on the Provision and the Improvement of the Environment of Financial Services (Act No. 101 of 2000, as amended), or the Act on the Provision and the Improvement of the Environment of Financial Services, the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures (Act No. 43 of 2022, as amended), or the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures, the Foreign Exchange and Foreign Trade Act, the Act on Prevention of Transfer of Criminal Proceeds, the Act on the Protection of Personal Information and the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade. Below are summaries of key Japanese regulations applicable to our business.

PayPay Corporation

Payment Services Act

Regulations on Prepaid Payment Instruments

In Japan, the Payment Services Act regulates issuers of prepaid payment instruments, such as prepaid cards and e-money. Issuers of prepaid payment instruments must register with the Director of the relevant Local Finance Bureau if the prepaid payment instruments can be used to purchase goods or services that are offered not only by the issuer or its closely related parties, including its subsidiaries, but also by third parties. Since PayPay Corporation offers PayPay Money Lite, a non-refundable type of PayPay Balance, which qualifies as a prepaid payment instrument and can be used to purchase goods and services offered by third parties, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau and must comply with certain regulations under the Payment Services Act. Such regulations include: (i) an obligation to deposit an amount not less than 50% of the total unused balance arising from all issued prepaid payment instruments, which corresponds to the balance of PayPay Money Lite, as of the relevant reference date (March 31 and September 30 every year) (the “Unused Balance as of the Reference Date”); if the Unused Balance as of the Reference Date is more than JPY 10 million, then the deposit must be made within two months after the date immediately following the reference date, or issuers of prepaid payment instruments must enter into certain guarantee or trust agreements with a financial institution or a trust company to provide the security deposits when required under the Payment Services Act and such agreements must be notified to the Director of the relevant Local Finance Bureau; (ii) an obligation to refund the outstanding balance of prepaid payment instruments if certain events specified under the Payment Services Act, including discontinuation of all or part of the business of issuing prepaid payment instruments, occur; (iii) general restrictions on refunds except for the mandatory refund described in the foregoing item (ii); and (iv) an obligation to secure any private information obtained in connection with prepaid payment instruments. The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations. PayPay Corporation may also be subject to criminal sanctions if it fails to fulfill certain obligations under the Payment Services Act.

In addition, the Payment Services Act regulates issuers of high-value, electronically transferable prepaid payment instrument. These instruments are designed to be transferred by electronic means, exceeding a certain amount either at one time or over the course of a month. Since PayPay Money Lite (High Amount) falls within the definition of a high-value, electronically transferable prepaid payment instrument, PayPay Corporation is required to (i) submit a business implementation plan that states certain matters, such as measures to protect users of PayPay Money Lite (High Amount), and ensure the sound and appropriate management of the business of issuing PayPay Money Lite (High Amount) to the Director of the Kanto Local Finance Bureau, and (ii) conduct the necessary identification procedures for users of PayPay Money Lite (High Amount) as required under the Act on Prevention of Transfer of Criminal Proceeds as described below.

Regulations on Funds Transfer Services

The Payment Services Act also regulates funds transfer service providers. A “funds transfer service” is the business of transferring funds carried out by persons other than banks and other deposit-taking institutions. Under the Payment Services Act, funds transfer services are, in general, classified into three types, one of which is a type II funds transfer service, which permits the transfer of JPY 1 million or less and requires registration with the Director of the relevant Local Finance Bureau. Since PayPay Corporation offers PayPay Money, a refundable type of PayPay Balance deposited by users, which falls within the definition of a type II funds transfer service, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau as a type II funds transfer service provider and must comply with certain regulations under the Payment Services Act. Under these regulations, type II funds transfer service providers are obligated to deposit a specific amount (the “Deposit”) (the calculation of which is described below), and the Deposit must be made within three business days after the end of a period designated as a week or shorter by the funds transfer service provider, or type II funds transfer service providers must enter into certain guarantee or trust agreements with a financial institution or a trust company to provide the Deposits when required under the Payment Services Act and such agreements must be notified to the Director of the relevant Local Finance Bureau. The amount of Deposit is the higher of (i) JPY 5 million and (ii) the amount calculated based on the sum of (a) the amount of outstanding obligations pertaining to funds transfer transactions borne by the funds transfer service provider and (b) the expenses associated with the exercise of rights as creditors of fund transfer service.

In addition, type II funds transfer service providers are obligated to take necessary measures for the safe management of information related to funds transfer services, or provide explanations to prevent users from mistaking these services for exchange transactions conducted by banks.

The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations. PayPay Corporation may be also subject to criminal sanctions if it fails to comply with certain obligations as a funds transfer service provider.

Banking Act

Regulations on Electronic Payment Services

The Banking Act regulates electronic payment services. “Electronic payment services” is the business of performing any of the following activities using an electronic data processing system as entrusted by a depositor that has opened an account for deposits with a bank: (i) receiving instructions to execute funds transfer transactions for transferring funds in the depositor’s account and providing such instructions to the bank; or (ii) acquiring information on the depositor’s account from the bank and providing it to the depositor. Electronic payment service providers must: (a) register with the Director of the relevant Local Finance Bureau; (b) enter into a contract with the bank for electronic payment services, stipulating, among other things, the allocation of liability with the bank for any losses or damages incurred by users arising from electronic payment services; (c) conduct electronic payment services pertaining to that bank in accordance with the contract; and (d) disclose certain information contained in the above contract from among the conditions of that contract using the internet or by any other means. PayPay Corporation, which acquires information on user accounts from PayPay Bank Corporation and provides it to those users, has registered with the Director of the Kanto Local Finance Bureau as an electronic payment service provider.

The Director of the Kanto Local Finance Bureau is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with these regulations.

Regulations on Bank Agency Services

The Banking Act regulates bank agency services. “Bank agency services” is the business of acting as an agent or intermediary for a bank to enter into a contract for: (i) the acceptance of deposits, installment savings, etc.; (ii) the lending of funds or the discounting of bills and notes; or (iii) funds transfer transactions. The bank agent must obtain a license from the Director of the relevant Local Finance Bureau. PayPay Corporation, which acts as an intermediary to enter into contracts for the acceptance of yen ordinary deposits, foreign currency ordinary deposits, the lending of yen funds, and funds transfer transactions with PayPay Bank Corporation as its principal bank, has obtained a license from the Director of the Kanto Local Finance Bureau. The Director is authorized to issue a business improvement or suspension order, or cancel PayPay Corporation’s license, if PayPay Corporation fails to comply with the regulations applicable to bank agents under the Banking Act.

The FIEA

Regulations on Financial Instruments Intermediary Services

The FIEA regulates financial instruments intermediary services. “Financial instruments intermediary services” are services that fall under any of the following acts, which are provided for and under entrustment from financial instruments business operators or registered financial institutions: (i) intermediation for the purchase or sale of securities; (ii) intermediation for the purchase or sale of securities or market derivatives transactions on domestic or foreign financial instruments exchange markets; (iii) the handling of public offerings or secondary distributions of securities, or the handling of a private placement of securities or solicitation for selling, etc. only for professional investors; or (iv) intermediation for the conclusion of investment advisory or discretionary investment contracts. Financial instruments intermediary service providers must register with the Director of the relevant Local Finance Bureau. PayPay Corporation provides various intermediary services, including the opening of PayPay Securities accounts, through its PayPay mini-app. Therefore, PayPay Corporation has registered with the Director of the Kanto Local Finance Bureau as an intermediary with PayPay Securities Corporation as its entrusting financial instruments business operator.

The Director of the Kanto Local Finance Bureau is authorized to issue a business suspension order, or cancel PayPay Corporation’s registration, if PayPay Corporation fails to comply with the regulations applicable to financial instruments intermediary services under the FIEA.

Ordinance for Enforcement of the Labor Standards Act

Regulations on Payroll Services

Under the Labor Standards Act, wages must, in principle, be paid in cash. However, with the consent of the employee, an employer may pay wages by transferring funds to the employee’s account with a funds transfer service provider designated by the Minister of Health, Labour and Welfare (the “Designated Funds Transfer Service Provider”). PayPay Corporation has been designated by the Minister of Health, Labour and Welfare and provides PayPay Payroll service.

To be designated by the Minister of Health, Labour and Welfare, a funds transfer service provider must, among other things, meet the following requirements:

(i)
Setting the maximum wages that can be received in an employee-designated account at JPY 1 million or less. If the balance exceeds JPY 1 million, the excess must be transferred to another account designated by the employee within the same day, taking measures to ensure that the balance in the employee-designated account remains at or below JPY 1 million.
(ii)
Establishing a system to reimburse employees for the full amount of any debt (including amounts other than wages) related to the balance of the employee-designated account in a timely manner (within six business days of the employee filing a claim with the Designated Funds Transfer Service Provider or guarantee institution following the bankruptcy filing) if a filing is made for commencement of bankruptcy proceedings for the Designated Funds Transfer Service Provider or if the Designated Funds Transfer Service Provider becomes unable to fulfill its obligations related to funds transfer transactions.
(iii)
Implementing a mechanism to compensate employees for any losses resulting from unauthorized use of the balance in the employee-designated account contrary to the employees’ intent or from other causes not attributable to the employees.
(iv)
Taking measures to ensure that the debt related to the employee-designated account can be fulfilled for at least 10 years from the date of the last funds transfer related to the account, unless there are exceptional circumstances.
(v)
Taking measures to enable funds transfers to the employee-designated account, including wage payments, to be made in increments of one yen.
(vi)
Establishing a system to enable employees to withdraw the balance of their employee-designated accounts in increments of one yen through ATMs or other means and to enable employees to make such withdrawal by such method without bearing any fees or other charges at least once a month.
(vii)
Establishing a system to report to the Minister of Health, Labour and Welfare on the status of operations related to wage payments and the financial condition, including businesses other than funds transfer services, regularly or upon request.
(viii)
Possessing the technical capability to properly and reliably perform operations related to wage payments and having sufficient social credibility.

The Minister of Health, Labour and Welfare is authorized to cancel PayPay Corporation’s designation if PayPay Corporation fails to meet these requirements.

PayPay Card Corporation

The Money Lending Business Act

In Japan, the Money Lending Business Act regulates the business of lending money or acting as an intermediary for the lending or borrowing of money on a regular basis (the “money lending business”). A money lending business provider must register with the Director of the relevant Local Finance Bureau or the relevant prefectural governor. Because PayPay Card Corporation extends cash advances to cardholders, PayPay Card Corporation has registered with the Director of the Kanto Local Finance Bureau. Under the Money Lending Business Act, PayPay Card Corporation is supervised by the FSA, which has the authority to review the operation of PayPay Card Corporation and inspect its records to monitor compliance. The Director of the Kanto Local Finance Bureau has the authority under the Money Lending Business Act to issue a business improvement order when it deems it necessary to do so, and, upon PayPay Card Corporation’s substantial non-compliance with the Money Lending Business Act or a failure to comply with certain administrative orders, to suspend its money lending business and cancel its registration as a money lending business provider.

In respect of the money lending business of PayPay Card Corporation, the Money Lending Business Act requires it to provide borrowers (and any guarantor) with a written or electronic notice of: (a) the terms and conditions of the loan at the time of, or promptly after, execution of the loan agreement or any guarantee agreement; and (b) the amounts received from a borrower for repayment and the respective amounts of the principal and the interest which were repaid by the amounts received as well as the borrower’s remaining balance at the time of, or immediately after each repayment.

Prior to extending a loan, a money lending business provider is required to investigate the ability of borrowers to repay the loan. In granting a loan to an individual borrower, a money lending business provider is required to use credit information (shinyou jouhou) available from a designated credit bureau (shitei shinyou jouhou kikan) in conducting the above-mentioned investigation. A money lending business provider is generally not permitted to extend a loan to an individual borrower if the aggregate outstanding amount of the borrower’s loans from all money lending business providers, after the extension of the loan, will exceed one-third of the borrower’s annual income.

Regulation on Interest Rate

In Japan, the Interest Rate Restriction Act and the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates regulate the imposition of interest on a loan. Thus, the interest charged for cash advances extended by PayPay Card Corporation is regulated under these acts. Both acts set limits on the maximum interest rates permissible on loans. Any loan agreement with an interest rate exceeding the statutory limits under the Interest Rate Restriction Act is void with respect to the portion of any interest in excess of such limits, without any exemption. In addition, a money lending business provider, who has concluded a loan agreement at more than 20% interest rate, may be subject to criminal penalty under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates.

The Installment Sales Act

In Japan, the Installment Sales Act regulates the intermediation of comprehensive credit purchases, such as a credit card business. A comprehensive credit purchase intermediary must register with the Director of the relevant Bureau of Economy, Trade and Industry. Because PayPay Card Corporation offers credit payment services, PayPay Card Corporation has registered with the Director of the Kyushu Bureau of Economic, Trade and Industry as a comprehensive credit purchase intermediary. To maintain its registration, PayPay Card Corporation must continue to meet certain requirements, including a capital requirement of having a capital amount of ¥20 million or more. Under the Installment Sales Act, there are no regulations on the amount of fees for the intermediation of credit purchases, including any maximum limit, but the METI requires credit purchases intermediaries to set a fee rate within the maximum interest rates specified under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates. Under the Installment Sales Act, PayPay Card Corporation is supervised by the METI and the Director of the Kyushu Bureau of Economy, Trade and Industry, which have the authority to issue a business improvement order if it deems that PayPay Card Corporation has violated the Installment Sales Act and to suspend its credit payment services and cancel the registration of PayPay Card Corporation as a comprehensive credit purchase intermediary under certain circumstances set forth in the Installment Sales Act.

Regulations on Intermediation of Comprehensive Credit Purchases

Under the Installment Sales Act, before delivering a credit card to an individual customer or increasing the credit limit of a credit card of an individual customer in respect of the intermediation of comprehensive credit purchases, a registered comprehensive credit purchase intermediary must investigate the individual customer’s payment capacity by reviewing certain matters as specified under the Ordinance for Enforcement of the Installment Sales Act (the “Enforcement Ordinance”). These include the individual customer’s annual income, bank deposits, payment status of debts involving the intermediation of credit purchases, etc. (the “Customer Information”), using specified credit information (tokutei shinyou jouhou) available from a designated credit bureau (shitei shinyou jouhou kikan). A registered comprehensive credit purchase intermediary is generally prohibited from delivering a credit card or increasing a credit limit if the credit limit of the credit card to be delivered or the credit limit after the increase exceeds a certain amount calculated based on the Customer Information.

Regulations on Credit Card Number, etc. Handling Contractors

In addition, the Installment Sales Act regulates persons who enter into contracts with merchants involving the handling of credit card number, etc. Because PayPay Corporation and PayPay Card Corporation have entered into such contracts with merchants, PayPay Corporation has registered with and is supervised by the Director of the Kanto Bureau of Economy, Trade and Industry and PayPay Card Corporation has registered with and is supervised by the Director of the Kyushu Bureau of Economy, Trade and Industry as a credit card number, etc. handling contractor. A credit card number, etc. handling contractor is required to investigate merchants on certain matters specified in the Enforcement Ordinance as necessary to prevent the unauthorized use of credit card numbers, etc. by the merchants prior to entering into the contracts involving the handling of credit card number, etc. with them, and is prohibited from entering into any such contract if it is found that the merchant’s management of credit card numbers, etc. may be inappropriate. A credit card number, etc. handling contractor is also required to investigate merchants periodically and as necessary, and to take necessary measures to prevent the unauthorized use of credit card numbers, etc. by merchants, including the cancellation of contracts with the merchants involving the handling of credit card number, etc.

PayPay Bank Corporation

Supervision of Banks in Japan

Financial Services Agency

Although the Prime Minister has supervisory authority over banks and bank’s major shareholders in Japan, except for matters prescribed by cabinet order, this authority is generally entrusted to the Commissioner of the FSA.

Under the Banking Act, the Prime Minister’s authority over banks and bank’s major shareholders in Japan extends to various areas, including granting and cancellation of licenses, ordering banks to suspend business in whole or in part, requiring submission of business reports or materials regarding banks and approval and cancellation of approval, ordering bank’s major shareholders to ensure compliance with certain criteria and requiring submission of business reports or materials regarding bank’s major shareholders.

Under the prompt corrective action system, the Commissioner of the FSA may take corrective actions in the case of deterioration of the capital adequacy ratios of banks and their subsidiaries and affiliates. These actions include requiring a bank to formulate and implement reform measures, requiring a bank to reduce assets or take other specific actions and ordering a bank to suspend all or part of its business operations.

Under the prompt warning system, the FSA may take precautionary measures to maintain and promote the sound operations of banks, even before those banks become subject to the prompt corrective action. These measures include requiring a bank to improve its sustainable profitability, credit risk management, stability and cash flow.

The Bank of Japan

The BOJ is Japan’s central bank and serves as the main instrument for the execution of Japan’s monetary policy. The principal measures by which the BOJ implements monetary policy include adjustment of the basic discount rate and basic loan rate, open market operations and imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from the BOJ. Moreover, most banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ is entitled to carry out examinations of the banks. The functions of examinations by the BOJ are intended to enable settlement of funds to be smooth among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory authority of the Prime Minister or the Commissioner of the FSA is intended to maintain the sound operations of banks and promote the security of depositors.

Licensing and Authorization

Under the Banking Act, obtaining a license from the Prime Minister is required in order to engage in banking activities such as (i) acceptance of deposits or installment savings, as well as the lending of funds or the discounting of bills and notes and (ii) dealing in funds transfer transactions. Since PayPay Bank Corporation engages in activities such as accepting deposits or time deposits, lending funds or discounting bills, conducting foreign exchange transactions, and offering online betting services for public competitions, it obtained a banking license from the Financial Reconstruction Commission before its merger with the FSA on September 26, 2000.

Under the FIEA, a financial institution must be registered with the Director of the relevant Local Finance Bureau to engage in any of the (i) brokerage with written orders, (ii) securities business related to government bonds, etc., (iii) mutual fund business, (iv) a business related to foreign securities that have the characteristics of government bonds, (v) Business related to other securities on a regular basis, or if it seeks to provide investment advisory and agency business or engage in securities, etc. management. Since PayPay Bank Corporation conducts over-the-counter derivative transactions, it is registered as a financial institution.

Certain Restrictions and Regulations under the Banking Act

As a Japanese banking institution, PayPay Bank Corporation is subject to restrictions and regulations under the Banking Act on various aspects of our banking business, including restrictions on the scope of PayPay Bank Corporation’s business, PayPay Bank Corporation’s shareholdings of other companies, corporate restructuring and credit limits, and capital adequacy ratio requirements. Certain of the provisions of and regulations under the Banking Act are briefly described below.

Restrictions on Scope of Business

Under the Banking Act, banks in Japan are permitted to engage only in the business of acceptance of deposits or installment savings, loans of funds or discounting of bills, and exchange transactions (such businesses are referred to as the “Primary Business”), certain businesses incidental to the Primary Business (such businesses other than the Primary Business are referred to as the “Incidental Business”), and certain other businesses permitted under the Banking Act and other acts.

Restrictions on Scope of Business of Subsidiaries

The Banking Act restricts the types of businesses in which Japanese banks may engage through their subsidiaries to, among other things, banking businesses, certain securities businesses and certain financial-related and other Incidental Businesses, with the prior authorization of, or prior notice to, the Commissioner of the FSA. The FSA requires the similar restrictions for (i) a company in which another company holds the majority of voting rights, in addition to a domestic company in which a bank or its subsidiary holds more than 5% of the voting rights in aggregate, (ii) a substance standard subsidiaries and (iii) a related company under the Companies Act and accounting through non-legally binding guidelines.

Restrictions on Shareholdings of Other Companies

With the exception of certain companies that banks are permitted to hold as subsidiaries as described under “—Restrictions on Scope of Business of Subsidiaries” above, the Banking Act generally prohibits a bank and/or its subsidiaries from acquiring or holding in the aggregate more than 5% of the total voting rights of all shareholders of another domestic company. Similarly, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade generally prohibits a bank from acquiring or holding more than 5% of the total voting rights of all shareholders of another domestic company without obtaining prior authorization of the Fair Trade Commission, pursuant to standards established by the Fair Trade Commission.

Corporate Restructuring

Under the Banking Act, if PayPay Bank Corporation engage in the following acts without obtaining prior authorization from the Commissioner of the FSA, with certain exceptions, such acts will not be effective:

•
any merger involving a bank as a party where the surviving company or the company established by the merger is a bank;
•
any corporate split to which a bank is a party; or
•
a transfer or acquisition of all or part of a business to which a bank is a party.

Credit Limits

The Banking Act restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The current limits are 25% of the total qualifying capital of the bank and its subsidiaries, including subsidiaries whose decision making organization, organization which determines policies of finance and operation or business, is controlled by the bank and/or its subsidiaries, with respect to a single customer or customer group.

Matters Required to be Reported

The Banking Act provides for matters required to be reported to the Commissioner of the FSA, which include the following:

•
planned issuance of stock acquisition rights or bonds with stock acquisition rights;
•
planned early redemption of bonds with stock acquisition rights;
•
planned repurchase of shares;
•
planned increase of the amount of stated capital; and
•
implementation of the matters for which a bank had obtained authorization pursuant to the Banking Act.

Restrictions Applicable to Shareholders of Banks

Under the Banking Act, a holding company which intends to hold a bank as its subsidiary is required to obtain prior approval of the Commissioner of the FSA. Such a holding company which has obtained such approval is, as a bank holding company under the Banking Act, subject to restrictions and regulations on various aspects of its banking business, including restrictions on the scope of businesses of the bank holding company and its subsidiaries, the shareholdings of other companies by the bank holding company’s group, corporate restructuring activities, credit limits on the bank holding company’s group, and consolidated capital adequacy ratio requirements, as well as the supervisory authority of the Prime Minister (which is generally entrusted to the Commissioner of the FSA, similar to its supervisory authority over banks).

Under the Banking Act, a person who intends to hold 20% (in certain cases, 15%) or more of the voting rights of a bank is required to obtain prior approval of the Commissioner of the FSA. In addition, the Commissioner of the FSA may request reports or submission of materials from, or inspect, any principal shareholder who holds 20% (in certain cases, 15%) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. The Commissioner of the FSA may order such principal shareholder to take such measures as it deems necessary. Also, the Commissioner of the FSA may request any principal shareholder who holds 50% or more of the voting rights of a bank to submit an improvement plan if necessary in order to ensure the sound and appropriate management of a bank and order such principal shareholder to take the measures necessary to ensure such sound and appropriate management of a bank as it deems necessary.

Furthermore, under the Banking Act, any person who becomes a holder of more than 5% of the voting rights of a bank must report its ownership of voting rights to the Commissioner of the FSA or the Director of the relevant Local Finance Bureau, as the case may be, within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.

Capital Adequacy Ratios

Overview

The FSA has taken actions to implement new capital adequacy ratio requirements in accordance with the approach adopted in Basel III. Following the amendments to the capital adequacy ratio requirements applicable only to international standard banks (i.e., banks with international operations) (which came into effect in March 2013 with certain transitional measures), the FSA further enacted certain amendments to the capital adequacy ratio requirements applicable to domestic standard banks (i.e., banks with no international operations), including us, with the aim of improving quality of their capital. As a result of these amendments, regulatory capital used in calculating the capital adequacy ratio of domestic standard banks under Basel III is basically limited to common stock and preferred stock that is mandatorily convertible into common stock, while other preferred securities and subordinated debt are excluded. In addition, the amendments in order to implement the finalized capital adequacy ratio requirements under Basel III including with respect to credit risks, credit valuation adjustment (CVA) risks, market risks and operational risks have been applied from March 31, 2024 in respect of international standard banks and domestic standard banks which use internal models to calculate the amount of risk, and have been applied from March 31, 2025 in respect of other domestic standard banks including PayPay Bank Corporation (in both cases, banks that have notified the FSA that they wish to apply finalized Basel III standards earlier have applied the amendments from March 31, 2023 at the earliest).

Capital Adequacy Ratio Requirements for Domestic Standard Banks

Under the current capital adequacy ratio requirements for domestic standard banks, including PayPay Bank Corporation, the FSA requires a minimum capital adequacy ratio of 4.0% on both a consolidated and a non-consolidated basis for banks, which is calculated by dividing the amount of Core Capital (as defined below) by the amount of risk-weighted assets.

Core Capital is generally defined as the sum of the amount of common stock and retained earnings, which have high loss-absorbing capacity, and preferred stock that is mandatorily convertible into common stock, general reserve for possible loan losses (up to an amount not more than 1.25% of credit risk-weighted assets) and certain other items, less the amount of adjustment items including certain deferred tax assets.

The amount of risk-weighted assets is calculated as the sum of credit risk-weighted assets (the amounts of the relevant assets multiplied by risk weights applicable thereto), an amount calculated by dividing the market risk (the amount of risk of loss due to market fluctuations, such as fluctuations in interest rates, stock prices and currency rates) by 8% and an amount calculated by dividing the operational risk (the amount of risk of loss due to various accidents, such as operational accidents, internal operating system troubles, fraudulent activities and troubles arising from external factors) by 8%. We have, however, adopted special exemptions for market risk amount under which we have not included the amount calculated by dividing the market risk by 8% in our risk-weighted assets.

The amended capital adequacy ratio requirements for domestic standard banks are being phased-in over a transitional period, which began on March 31, 2014, or the Applicable Date. Depending on the matters subject to the transitional arrangements, transitional periods were established. The first period ended in 2019, and other periods ended in 2024 and will end in 2029, respectively.

Leverage Ratio

To prevent the occurrence of deleveraging and of resulting damage to the broader financial system and economy and to reinforce the risk based capital adequacy ratio requirements, the Basel Committee introduced the non-risk based leverage ratio requirements in the Basel III framework in December 2010. The text of the leverage ratio has been revised several times, including in June 2013, January 2014 and December 2017.

Under the revised text of the leverage ratio, leverage ratio is defined as the ratio of the capital measure to the exposure measure. In Japan, the relevant FSA regulations have been promulgated to require international standard banks to publicly disclose their consolidated and non-consolidated leverage ratios from March 31, 2015. Furthermore, international standard banks have been required to maintain a leverage ratio of at least 3% on both a consolidated basis and a non-consolidated basis from March 31, 2019. The FSA implemented G-SIB surcharge from March 31, 2023 in respect of international standard banks and amended the leverage ratio requirements under the Basel III finalization framework, which have been applied to international standard banks from March 31, 2024 (banks that have notified the FSA that they wish to apply finalized Basel III standards earlier have applied the amendments from March 31, 2023 at the earliest). The FSA raised the minimum leverage ratio to 3.15% from April 1, 2024.

Although, as of the date of this Annual Report, specific regulations in respect of the leverage ratio applicable to Japanese domestic standard banks, including PayPay Bank Corporation, have yet to be issued in Japan, the FSA may introduce such regulations in the future.

Liquidity

The Basel III framework is aimed at strengthening global liquidity regulations. In December 2010, the Basel Committee announced the liquidity portion of the Basel III framework. This framework is intended to set out requirements for holding more qualified capital and better risk coverage, and it introduced two global liquidity standards.

The first of the two new global liquidity standards is the Liquidity Coverage Ratio, or the LCR, intended to promote short-term resilience in the liquidity risk profile of banks by ensuring that they have sufficient high-quality liquid assets to survive a significant stress scenario lasting 30 calendar days. The second is the Net Stable Funding Ratio, or the NSFR, which has been developed to ensure a sustainable structure of assets and liabilities, taking into account their maturities, with the goal of promoting resilience over longer time horizon by creating additional incentives for banks to secure funds from more stable sources of funding on an ongoing basis.

The Basel Committee revised the text of the LCR and NSFR in January 2013 and October 2014, respectively, which provide the framework to require banks to maintain minimum LCR and NSFR of 100%, which is the minimum requirement in normal conditions.

In Japan, the LCR requirements applicable to international standard banks were introduced on March 31, 2015 and was fully implemented on January 1, 2019. The NSFR requirements applicable to international standard banks were also introduced on September 30, 2021. With respect to sound management of liquidity, international standard banks are required to (i) disclose quantitative information regarding the LCR and NSFR on a quarterly basis, (ii) disclose qualitative information regarding the NCR and NSFR on a semi-annual basis and (iii) disclose matters relating to management of liquidity risk annually, as well as maintain minimum LCR and NSFR of 100%.

Although, as of the date of this Annual Report, specific regulations in respect of the LCR or the NSFR applicable to Japanese domestic standard banks, including PayPay Bank Corporation, have yet to be issued in Japan, the FSA may introduce such regulations in the future.

Duty to provide information

In relation to acceptance of deposits or installment savings, a bank is required to provide depositors with the information by clearly indicating interest rates for principal deposits, fees pertaining to handling the deposits and deposits which are subject to receive payment of insurance as prescribed in Article 53 of the Deposit Insurance Act, explaining corresponding to a request of depositor by using a document stating, among others, name of financial instruments, scope of persons subject to acceptance, period of deposit, minimum amount of deposit, unit of deposit method of payment, matters concerning interest and fees. In addition, if a bank concludes an agreement regarding deposits or installments savings that may incur losses on their principal due to fluctuations related to the indicators, such a bank must comply with the regulation under the Financial Instruments and Exchange Act such as (i) advertising restrictions, (ii) obligations to provide written documents prior to contract conclusion, (iii) obligations to provide written documents at the time of contract conclusion, (iv) prohibitions on compensation for losses, and (v) the principle of suitability.

As part of its information management system for customer-related data, banks are required to implement necessary and appropriate measures to secure information pertaining to individual customers. This includes supervising employees and third parties to whom the handling of such information is outsourced, in order to prevent any leakage, loss, or damage. In the event of any leakage, loss, or damage, or if there is a risk of such an event, a bank must promptly report the incident to the Commissioner of the FSA etc. and take other appropriate actions.

Inspection and Examination of Banks

The Banking Act authorizes the Commissioner of the Director of the relevant Local Finance Bureau (the Commissioner of the FSA shall not be prevented from conducting inspections) to inspect banks in Japan at any time. The FSA inspects the soundness and appropriateness of banks’ operations, including the status and performance of their control systems for business activities, by inspecting evaluations performed by banks’ self-assessment systems, and reviewing their compliance with laws and regulations. The inspections of banks are performed pursuant to “the approach and procedures for the inspection and supervision of loans after the abolition of the Manual” published on December 18, 2019.

Currently, the FSA takes the “better regulation” approach in its financial regulation and supervision in pursuit of improvement of the quality of financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial institutions and placing greater emphasis on providing them with incentives; and improving the transparency and predictability of regulatory actions.

The BOJ also conducts examinations of banks separated from the inspection of banks undertaken by the FSA. The examinations involve reviewing actual conditions of operation and risk management systems. Through these examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the FIEA.

Deposit Insurance Act

Under the Deposit Insurance Act of Japan, or the Deposit Insurance Act, depositors are protected through the Deposit Insurance Corporation of Japan, or the DIC, in cases where financial institutions fail to fulfill their obligations. The DIC is supervised by the Commissioner of the FSA and the Minister of Finance.

The DIC receives annual insurance premiums from insured financial institutions. For the year ended March 31, 2026, a premium rate of 0.022% for the deposits that bear no interest and are used primarily for payment which were raised from the rates applicable for the year ended March 31, 2025 of 0.021% and settlement purposes and a premium rate of 0.014% for other ordinary deposits were applied.

The insurance money may be paid out to depositors in the case of a suspension of deposit repayments, license revocation, dissolution or bankruptcy of a financial institution. For each depositor, pay-outs are generally limited to a maximum of ¥10 million of principal amount covered by the deposit insurance with any interest accrued thereon. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

Participation in the deposit insurance system is compulsory for city banks, regional banks, trust banks, shinkin banks and credit co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

General Framework of Resolution Procedure

The basic method of resolution for a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to the depositors up to the principal amount of ¥10 million plus accrued interest per depositor, the so-called “pay-off,” or transfer of the business to another financial institution with financial “aid provided within the cost of pay-off.” Generally, transfer of the business is regarded as the primary method. In order to enable a prompt transfer of the business, the following framework has been established.

•
A Financial Reorganization Administrator will be appointed by the Commissioner of the FSA and will take control of the management and assets of the failed financial institution. Such Financial Reorganization Administrator is expected to efficiently search for a financial institution that will succeed to the business of such failed institution.
•
In the case where no successor financial institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of the temporary maintenance and continuation of the failed financial institution’s operations, and the bridge bank will seek to transfer the failed financial institution’s assets to another financial institution or dissolve the failed financial institution.
•
In order to facilitate or encourage a financial institution to succeed a failed business, the DIC may provide financial aid such as (i) donation of money, (ii) loans or depositing of funds, (iii) purchase of assets, (iv) guarantees of obligations, (v) assumption of obligations, (vi) subscription for preferred shares, etc., and (vii) collateralization of damage or indemnify any loss incurred as a result of such succession. In addition, the DIC may provide loans in order to protect depositors and promote equity among creditors of failed financial institutions.

Addressing Potential Financial Crises

If the Commissioner of the FSA recognizes that the failure of a bank falling within any of the circumstances described in (i) through (iii) below has the potential to cause significant problems in maintaining the financial order in Japan or the region where such bank is operating (“systemic risk”), unless the measures described in (i) through (iii) below are taken, the Commissioner of the FSA may confirm the taking of any of such measures, following deliberations by the Financial Crisis Management Meeting: (i) if the bank is not a bank described in (ii) or (iii), the DIC may subscribe for shares or subordinated bonds of or extend subordinated loans to the bank, or subscribe for shares of the holding company of the bank, in order to enhance the bank’s capital adequacy; (ii) if the bank is at risk of suspending or has suspended repayment of deposits or its liabilities exceed its assets, financial aid necessary to meet obligations to depositors in excess of deposit insurance may be made available to such bank; and (iii) if the bank is at risk of suspending or has suspended repayment of deposits and its liabilities exceed its assets, and systemic risk cannot be avoided through measures described in (ii) above, the DIC may acquire all of the bank’s shares. Expenses for the implementation of the above measures will be borne by the banking industry, with an exception under which the government may provide partial subsidies for such expenses.

Pursuant to certain amendments to the Deposit Insurance Act that were promulgated in June 2013 and became effective on March 6, 2014, a resolution regime for financial institutions was introduced in Japan. Under these amendments and related implementing ordinances, this regime is applicable to financial institutions including banks, insurance companies and securities firms and their holding companies.

The resolution regime provides, among other things, that if the Commissioner of the FSA recognizes that failure of a financial institution falling within either (a) or (b) below may cause significant disruption in financial markets or other financial systems in Japan, unless measures described in (a) or measures described in (b) are taken, the Commissioner of the FSA may confirm the taking of any of such measures, following deliberations by the Financial Crisis Management Meeting: (a) if the financial institution’s liabilities do not exceed its assets, the DIC shall supervise the operations of, and the management and disposal of assets of, such financial institution, and may provide it with loans or guarantees necessary to avoid the risk of significant disruption in financial systems in Japan, or subscribe for shares or subordinated bonds of or extend subordinated loans to such financial institution, in each case as necessary taking into consideration the financial condition of the financial institution; and (b) if the financial institution’s liabilities exceed or are likely to exceed its assets, or the financial institution has suspended or is likely to suspend repayment of its obligations, the DIC shall supervise such financial institution, and may provide financial aid necessary to assist a merger, business transfer, corporate split or other reorganization in respect of such financial institution. The expenses for the implementation of the measures under this regime will be borne by the financial industry, with an exception under which the government may provide partial subsidies for such expenses.

If the taking of measures described in (b) above is determined with respect to a financial institution, the Commissioner of the FSA may order that such financial institution’s operations and assets be placed under the control of the DIC. The business or liabilities of a financial institution subject to supervision of the DIC as set forth in (b) above may also be transferred to a “bridge bank” established by the DIC for the purpose of the temporary maintenance and continuation of operations of, or repayment of the liabilities of, such financial institution; and the bridge bank will seek to transfer the financial institution’s business or liabilities to another financial institution or dissolve the financial institution. Financial aid provided by the DIC to assist a merger, business transfer, corporate split or other reorganization in respect of a financial institution, as described in (b) above, may take the form of purchase of assets, subscription of preferred stock or subordinated bonds, extension of subordinated loan, or loss sharing.

Act on Special Measures for Strengthening Financial Functions

The Act on Special Measures for Strengthening Financial Functions of Japan, or the Strengthening Financial Functions Act, was enacted in 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. In 2008, certain amendments to the Strengthening Financial Functions Act took effect. These amendments relaxed certain requirements for public money injection into Japanese banks and other financial institutions under the prior scheme and extended the period of application therefor, which had expired on March 31, 2008, to March 31, 2012. These amendments aimed to promote not only the soundness of such financial institutions but also loans or other forms of credit extended to SMEs in order to revitalize local economies. In 2011, in response to the March 2011 Great East Japan Earthquake, an amendment to the Strengthening Financial Functions Act was enacted to further extend the expiration date described above to March 31, 2017. This amendment was also intended to facilitate capital injections into financial institutions affected by the March 2011 Great East Japan Earthquake that required capital enhancement in order to smoothly extend loans in their principal business regions. In 2016, an amendment to the Strengthening Financial Functions Act was enacted that further extended the expiration date to March 31, 2022. In 2020, in the wake of the COVID-19 pandemic, the expiration date was further extended to March 31, 2026, after relaxing the requirements for applications and removing the deadline for repayment of the injected public money. In 2021, an amendment to the Strengthening Financial Functions Act was enacted to maintain financial functions that support the post COVID-19 recovery and revitalization of the regional economy in areas with declining populations.

Act on Emergency Measures for the Revitalization of the Financial Functions

The prompt corrective action system requires financial institutions to establish a self-assessment program that complies with related acts such as the Financial Revitalization Act. Under “the approach and procedures for the inspection and supervision of loans after the abolition of the Manual,” financial institutions are required to establish a self-assessment program reflecting their own policies based on their business strategy and business environment. The results of self-assessment should be reflected in the amount of write-offs and reserves according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio at the relevant balance sheet reference date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

Act on Limitation on Shareholding by Banks and Other Financial Institutions

The Act on Limitation on Shareholding by Banks and Other Financial Institutions of Japan requires Japanese banks and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities (excluding certain equity securities prescribed by the related cabinet order) to an amount equal to 100% of their consolidated capital (calculated according to the formula provided for calculating the numerator of the capital adequacy ratio stated in “—Certain Restrictions and Regulations under the Banking Act—Capital Adequacy Ratios” above) in order to reduce exposure to stock price fluctuations.

Other Regulations

PayPay Bank Corporation is also subject to certain regulations concerning registered financial institutions under the FIFA (see “—PayPay Corporation—The FIEA”), the Interest Rate Restriction Act (see “—PayPay Card Corporation—Regulation on Interest Rate”) and the Act on the Provision and the Improvement of the Environment of Financial Services (see “—PayPay Securities Corporation—The Act on the Provision and the Improvement of the Environment of Financial Services”).

PayPay Securities Corporation

The FIEA

The FIEA regulates most aspects of transactions and businesses that relate to financial instruments in Japan, including public offerings, private placements, and the secondary trading of securities; ongoing disclosure by securities issuers; tender offers for securities; the organization and operation of securities exchanges and self-regulatory associations; and the registration of financial instruments business operators (the “FIBOs”), such as PayPay Securities Corporation. The Commissioner of the FSA has the authority to regulate financial instruments businesses. The Securities and Exchange Surveillance Commission is vested with the authority to conduct day-to-day monitoring of the securities markets, and to investigate irregular activities that hinder the fair trading of securities, including the authority to inspect FIBOs. Furthermore, the Commissioner of the FSA delegates certain authority to the Director of the relevant Local Finance Bureau, to inspect local FIBOs and branches. A violation of the applicable laws and regulations may result in various administrative sanctions, including the revocation of a registration or authorization, a suspension of business operations, or an order to discharge any director or audit and supervisory board member who has failed to comply with applicable laws and regulations. In addition, PayPay Securities Corporation is subject to the rules and regulations of the Japanese stock exchanges and the rules and regulations of self-regulatory associations, including the Japan Securities Dealers Association.

Any person seeking to engage in any of the following businesses must obtain registration as a Type I FIBO: (i) businesses related to highly liquid securities; (ii) businesses related to commodity-related market derivatives transactions; (iii) businesses related to over-the-counter derivative transactions; (iv) businesses related to the underwriting of securities; (v) businesses related to private trading systems (PTS); or (vi) businesses related to the receipt of deposits of securities or money, the opening of accounts, and the transfer of bonds or other securities. PayPay Securities Corporation handles Japanese stocks, U.S. stocks, and investment trusts, supports users’ transactions, and conducts business related to highly liquid securities, over-the-counter derivative transactions, and securities management. As such, PayPay Securities Corporation is registered with the Kanto Local Finance Bureau as a Type I FIBO.

A Type I FIBO, such as PayPay Securities Corporation, is required to maintain adjusted capital at specified levels, as compared with the quantified total of its business risks, on a non-consolidated basis. PayPay Securities Corporation as a Type I FIBO is required to calculate its capital adequacy ratio and notify the Director of the Kanto Local Finance Bureau of the capital adequacy ratio at the end of each month. In addition, PayPay Securities Corporation as a Type I FIBO is required to calculate its capital adequacy ratio and immediately notify the Commissioner of the FSA of the capital adequacy ratio whenever the ratio falls below 140%, and to prepare a notification of its capital adequacy ratio for each business day and submit it to the Director of the Kanto Local Finance Bureau without delay. If a Type I FIBO’s capital adequacy ratio falls below 120%, the Commissioner of the FSA may order it to take certain measures to rectify the situation. A Type I FIBO whose capital adequacy ratio falls below 100% may be subject to additional proceedings, including, in certain circumstances, the temporary suspension of its business, or the revocation of its registration as a Type I FIBO.

In addition, each of the minimum amount of stated capital and the minimum net assets of a Type I FIBO is 50 million yen.

A Type I FIBO may not conduct any business other than the financial instruments business and other businesses stipulated by the FIEA.

In addition, Mizuho Securities Co., Ltd. holds 24.8% of the shares of PayPay Securities Corporation, and since Mizuho Financial Group, Inc. (a bank holding company under the Banking Act) is the parent company of Mizuho Securities Co., Ltd., PayPay Securities Corporation falls under the category of “affiliated corporation, etc.” of a bank holding company under the Banking Act. Under the Banking Act, PayPay Securities Corporation is required to be classified as a company specialized in securities, and the scope of PayPay Securities Corporation’ business is limited to the scope of business permitted for a company specialized in securities under the Banking Act.

Prior to entering into a financial instruments transaction contract, FIBOs are generally required to provide customers with information such as their trade name, registration number, an outline of the relevant contract to be entered into, the fees to be paid by the customer, matters related to market risks, and other material matters of the relevant financial instruments business that may have an impact on customers’ judgment. In addition, FIBOs are generally obligated to provide explanations in a manner and to the extent necessary for the customer to understand the information provided. FIBOs are also generally obligated to provide customers with information regarding matters related to financial instruments transaction contracts at the time of contract conclusion.

As a Type I FIBO, PayPay Securities Corporation is subject to firewall regulations. Specifically, PayPay Securities Corporation is generally prohibited from conducting a purchase and sale or other transaction of securities or an over-the-counter derivative transaction under terms and conditions which differ from ordinary ones and are likely to be detrimental to the fairness of transactions with its parent corporation, etc., including PayPay Corporation, or subsidiary corporation, etc., including PPSC Investment Service Corporation (Arm’s Length Rule). In addition, receiving or providing non-public information about customers from parent corporation, etc. or subsidiary corporation, etc., or soliciting the conclusion of financial instruments transaction contracts by using non-public information about customers obtained from parent corporation, etc. or subsidiary corporation, etc. is generally prohibited, except in cases where there are statutory exceptions.

Moreover, PayPay Securities Corporation, as a Type I FIBO, is required to establish an appropriate conflict of interest management system within the company.

A shareholder who has acquired 20% (or 15%, if there are certain facts indicative of material influence over the decisions of the company in relation to its financial and operational policies) or more of the voting rights of a Type I FIBO, or a Type I FIBO Principal Shareholder, such as PayPay Corporation, is required to submit a notification describing, among other things, the ownership of the shares and the purpose of the acquisition, to the Director of the relevant Local Finance Bureau. In limited circumstances, the Commissioner of the FSA may order a Type I FIBO Principal Shareholder to take actions to resign from the position as a Type I FIBO Principal Shareholder, including requiring the disposition of such shares as are held by the Type I FIBO Principal Shareholder. A prompt filing with the Director of the relevant Local Finance Bureau is also required when a person or entity ceases to be a Type I FIBO Principal Shareholder. In addition, the Commissioner of the FSA may request the submission of reports or materials from, or may conduct inspections of, any Type I FIBO Principal Shareholder as well as Type I FIBOs.

The Act on the Provision and the Improvement of the Environment of Financial Services

The Act on the Provision of Financial Services imposes a duty of good faith on financial service providers (including PayPay Securities Corporation) to conduct their business fairly and in good faith toward their customers, taking into consideration the best interests of their customers. The Act on the Provision of Financial Services also provides for measures to protect customers by (i) requiring financial instruments providers to explain adequately to customers certain material matters such as risks of losses incurred by customers, and the mechanisms of financial products causing losses and (ii) requiring financial instruments providers to ensure that their solicitation of customers to purchase financial products are made in a fair manner, taking into account the customer’s knowledge, experience, financial condition, and purpose; and prohibiting financial instruments providers from providing deceptive or misleading information in respect of uncertain matters in connection with the sale of financial products. Further, this Act holds financial instruments providers liable for damages caused by a failure to follow these requirements. The amount of damages is refutably presumed by this Act to be the loss of principal.

Other Regulations

Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures

Regulations on Specified essential infrastructure business

Under the Act on the Promotion of Ensuring National Security Through Integrated Implementation of Economic Measures, the competent minister may designate those who engage in specified essential infrastructure businesses as specified essential infrastructure service providers. This designation applies when the suspension or degradation of the function of the specified critical facilities in use is highly likely to cause a situation that undermines the security of Japan. “Specified essential infrastructure business” is the provision of certain specified services forming the basis of the lives of the Japanese citizenry or economic activity, and the hindrance of stable provision of such services is likely to cause a situation that undermines the security of Japan. “Specified critical facilities” are facilities, devices, equipment or programs that are critical for the stable provision of specified essential infrastructure services and are likely to be used as a means for interference, originating outside Japan, with the stable provision of these services.

PayPay Corporation is designated in connection with its funds transfer business and third-party prepaid payment instruments issuing business under the Payment Services Act, and PayPay Card Corporation is designated in connection with its intermediation business of comprehensive credit purchases under the Installment Sales Act as specified essential infrastructure service providers, respectively. In principle, when a specified essential infrastructure service provider introduces specified critical facilities from third parties or outsources material maintenance, management or operation of specified critical facilities to third parties, the specified essential infrastructure service provider must, in advance, notify the competent minister of a plan regarding such planned introduction or outsourcing. Specified essential infrastructure service providers that have made such notification may not carry out such plan until 30 days have passed since the day on which the competent minister receives the relevant notification; provided, however, that this period may be shortened when the competent minister finds that a screening is not necessary or, as a result of a screening, that the relevant specified critical facilities are not highly likely to be used as a means for interference actions. During the screening process, the competent minister may recommend the specified essential infrastructure service provider to take measures necessary to prevent interference actions or to suspend the notified activities. In addition, even after a screening has been completed and a specified essential infrastructure service provider is authorized to proceed with the relevant plan, the competent minister retains the authority to recommend that the specified essential infrastructure service provider implement inspections or maintenance checks, change the outsource, or take other necessary measures to prevent interference actions.

In connection with funds transfer business and third-party prepaid payment instruments issuing business, information processing systems designed to perform all or part of the data processing related to funds transfer services and the issuance of third-party prepaid payment instruments under the Payment Services Act (limited to cases where the suspension of such processing would likely cause significant disruption to the relevant business) and the information processing systems that operate such information processing systems are designated as specified critical facilities. In connection with intermediation business of comprehensive credit purchases, information processing systems that (i) handle matters related to credit card, etc. membership agreements, or centrally manage information related to credit card, etc. membership agreements, (ii) confirm the identity of persons who have received cards or other items prior to concluding comprehensive credit purchase brokerage agreements, (iii) send and receive information related to applications for comprehensive credit purchase brokerage agreements, (iv) detect unauthorized use of credit card numbers, etc., or the possibility thereof based on the information referred to in (iii), (v) confirm whether to accept applications for comprehensive credit purchase brokerage agreements based on information referred to in (i) and (iii), or (vi) replace the system referred to in (v) in the event of temporary suspension of the system or in other cases are designated as specified critical facilities. Therefore, if PayPay Corporation or PayPay Card Corporation intend to introduce or entrust the critical maintenance and management of such systems, PayPay Corporation or PayPay Card Corporation must comply with the above regulations.

Regulations under the Foreign Exchange and Foreign Trade Act

We comply with the following regulations under the Foreign Exchange and Foreign Trade Act for the purpose of preventing money laundering and terrorist financing:

•
PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are classified as foreign exchange transaction operators. Therefore, they are required to set certain standards and comply with the standards when making a payment or receiving payment (collectively, “payments” in this paragraph), conducting foreign exchange transactions related to such payments of customers, or conducting capital transactions or specific capital transactions (collectively, “foreign exchange transactions” in this paragraph). The content of these standards includes, for example: (i) identifying various risks, including the risk such as the possibility of conducting transactions that may fall under regulated transactions as defined in the Foreign Exchange and Foreign Trade Act, analyzing and evaluating the degree of such risks, and preparing a document containing the results of the analysis and evaluation; (ii) preparing a procedure manual that specifies policies and measures to sufficiently reduce the risks described in a document created in (i) and conducting foreign exchange transactions in accordance with such manual.

•
PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are required to confirm in advance, prior to conducting foreign exchange transactions, that either (i) the payments made by customers do not fall under (a) the payments requiring the approval of the Minister of Finance or (b) the payments related to capital transactions requiring the approval of the Minister of Finance, or (ii) they have obtained such approval.
•
PayPay Corporation, a funds transfer service provider, and PayPay Bank Corporation, as a bank, are required to verify the identity of customers (excluding Exchange non-residents) when conducting foreign exchange transactions related to payments from Japan to foreign countries or the payments with Exchange non-residents (limited to amounts exceeding JPY 100,000).
•
PayPay Bank Corporation, as a bank, and PayPay Securities Corporation, as a financial instruments business operator, are required to verify the identity of customers when conducting capital transactions with customers.

The Act on Prevention of Transfer of Criminal Proceeds

Under the Act on Prevention of Transfer of Criminal Proceeds, fund transfer service providers, issuers of high-value, electronically transferable prepaid payment instruments, credit card providers, money lending business providers, banks, financial instruments business operators and other entities, including PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, are required to perform verification procedures of customer identifications and keep records of customer identifications and transactions with customers as prescribed by a ministerial ordinance. The Act on Prevention of Transfer of Criminal Proceeds also requires fund transfer service providers, issuers of high-value, electronically transferable prepaid payment instruments, credit card providers, money lending business providers, banks, financial instruments business operators and other entities, including PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation, to report to a competent authority if they determine that there is suspicion that any property received from a customer has been obtained illegally or the customer conducts certain criminal acts.

The Act on the Protection of Personal Information

The Act on the Protection of Personal Information and related guidelines cover all business operators that utilize or maintain databases containing personal information, and thus apply to PayPay Corporation, PayPay Card Corporation, PayPay Bank Corporation and PayPay Securities Corporation. Pursuant to this Act, business operators are required to (i) specify the purpose for which personal information will be used prior to handling the information, (ii) save for cases expressly permitted under the Act, refrain from using such personal information beyond the purpose specified without obtaining the prior consent of the person to whom such information relates, (iii) save for cases expressly permitted under the Act, refrain from disclosing such personal information to a third party without obtaining the prior consent of the person to whom such information relates, and (iv) take necessary and appropriate measures to securely manage and prevent leakage, damage and loss of the personal information.

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade

Since PayPay Corporation has a large market share in the code-based payment service, changes to our operations and offerings of new services may be limited in order to comply with the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade.

C Organizational structure

We are part of the corporate group headed by SoftBank Group Corp. (the “SoftBank Group”). Within the SoftBank Group, we operate a digital financial services platform business in Japan. As of the date of this annual report, the principal SoftBank Group entities with equity interests in us are: B Holdings Corporation, which is jointly owned by SoftBank Corp. and LY Corporation; SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp.; and SoftBank Corp. and LY Corporation, each of which also holds a direct equity interest in us.

Our significant subsidiaries are PayPay Bank Corporation, PayPay Securities Corporation, and PayPay Card Corporation, all of which are incorporated in Japan.

The following diagram illustrates our corporate structure as of May 31, 2026, including our significant subsidiaries and the proportion of ownership interest and, unless otherwise indicated, voting power held by us in each such subsidiary. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

Corporate Structure

Note: As of May 31, 2026

D Property, plants and equipment

Refer to "Item 4. Information on the Company—B. Business Overview—Facilities" for information about material tangible fixed assets.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.
Operating results

Key Components of Results of Operations

Transaction and Service Income

Transaction and service income represents revenue earned from contracts with customers after deducting certain promotional incentives and rewards extended to our merchants and credit card holders and consists primarily of payment processing fees, merchant discount fees, and service charges associated with our payment settlement services, credit card issuing and acquiring, securities brokerage, and other customer-facing financial services.

For the years ended March 31, 2024, 2025 and 2026, transaction and service income was ¥174,127 million, ¥203,595 million, and ¥251,041 million, respectively, representing year-over-year growth of 16.9% in the year ended March 31, 2025 and 23.3% in the year ended March 31, 2026. The increase in transaction and service income was driven by strong growth in both the Payment and Financial service segments, reflecting expansion in user engagement, merchant adoption, and product uptake.

Payment Segment

In the Payment segment, transaction and service income is primarily derived from: (i) code-based PayPay Settlement Services, in which we earn a transaction fee by acting as a principal between the merchant and the user; (ii) Credit Payment Services, including interchange fees from PayPay Card usage and merchant acquiring activity; and (iii) Subscription revenue and value-added services, including promotions and marketing support to PayPay merchants, which are companies that our group provides the PayPay Settlement Services platform to as a method of payment in their stores, based on a contract between our group and such merchants.

For the year ended March 31, 2026, transaction and service income from external customers in the Payment segment totaled ¥220,770 million, up from ¥176,597 million in the year ended March 31, 2025 and ¥149,310 million in the year ended March 31, 2024. Revenue has continued to grow steadily over the past three fiscal years primarily driven by growth in Payment Segment GMV supported by increased adoption of PayPay Credit and PayPay Card as well as continued increase in Payment Segment Monthly GMV per MTU.

Financial Service Segment

In the Financial service segment, transaction and service income primarily includes: (i) Ancillary internet banking and platform usage fees through PayPay Bank Corporation; and (ii) Commissions and service fees earned through digital securities intermediary services from PayPay Securities Corporation, including revenues generated through the PayPay Invest platform (PayPay point management system).

Transaction and service income from external customers in the Financial service segment totaled ¥30,271 million in the year ended March 31, 2026, up from ¥26,998 million in the year ended March 31, 2025 and ¥24,817 million in the year ended March 31, 2024. These increase were primarily driven by increase in the number of PayPay Bank Deposit accounts and PayPay Securities accounts.

Interest Income

Interest income consists primarily of interest earned on loans and advances to customers and other interest-bearing financial assets. Interest income is generated across both our Payment and Financial service segments, with distinct asset sources and yield dynamics.

For the years ended March 31, 2024, 2025 and 2026, total interest income was ¥73,884 million, ¥88,442 million, and ¥116,488 million, respectively, representing year-over-year growth of 19.7% in the year ended March 31, 2025 and 31.7% in the year ended March 31, 2026. The increase in each period was driven by expansion in our loan and credit receivable balances, as well as improved loan-to-deposit efficiency within PayPay Bank Corporation.

Payment Segment

In the Payment segment, interest income is primarily generated from: (i) Revolving credit, installment payments, and cash advances provided through PayPay Card Corporation; and (ii) Treasury investments and short-term placements related to settlement operations.

For the year ended March 31, 2026, interest income attributable to the Payment segment was ¥84,574 million, compared to ¥68,623 million in the year ended March 31, 2025 and ¥59,013 million in the year ended March 31, 2024. The year-over-year growth reflects the expansion of our credit card receivables including revolving, installment and cash advances, which increased from ¥1,001.9 billion as of March 31, 2025 to ¥1,276.5 billion as of March 31, 2026, net of allowances. As credit usage and repayment data accumulated, we were able to refine credit segmentation and set annual percentage rates, or APRs, based on more tailored risk assessments. From the second half of 2024, additional measures we took to optimize credit limits contributed to increased loan adoption and user engagement, supporting stable growth in interest income.

Financial Service Segment

Interest income in the Financial service segment is derived from loan management services: (i) Overdrafts (for consumers and businesses), business loans, and mortgage loans offered by PayPay Bank Corporation; and (ii) Liquidity investments and other interest-bearing assets, including government and corporate bonds.

Interest income for the Financial service segment was ¥32,674 million in the year ended March 31, 2026, up from ¥19,819 million in the year ended March 31, 2025 and ¥14,871 million in the year ended March 31, 2024. Growth in this segment reflects the increase in total loans and advances from ¥925.7 billion in the year ended March 31, 2025 to ¥1,236.3 billion in the year ended March 31, 2026, net of allowance. The increase in interest income was driven primarily by the expansion of loan balances of consumers, as well as the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields.

Across both segments, our NIM was 2.70% in the year ended March 31, 2026, compared to 2.61% in the year ended March 31, 2025, supported by low funding costs and disciplined pricing. As we continue to scale our lending activities and optimize the mix between payment-related credit and banking loans, we believe interest income will remain a key driver of revenue and operating leverage.

Gains (Losses) on Financial Instruments

Gains (losses) on financial instruments primarily reflect realized and unrealized fair value movements in our investment securities, derivatives, and other financial instruments measured at fair value through profit or loss , or FVTPL, as well as dividends received on equity investments. This line item also includes gains or losses on trading portfolios for client facilitation trading at PayPay Securities Corporation and foreign exchange gains or losses and valuation adjustments on trading portfolios mainly held by PayPay Bank Corporation.

For the years ended March 31, 2024, 2025 and 2026, we recognized gains (losses) on financial instruments of ¥4,641 million, ¥5,529 million, and ¥10,250 million, respectively. The steady increase over the period reflects both the expansion of our investment portfolio and changes in market conditions impacting valuation of financial assets held at fair value.

This line item is more volatile and sensitive to market dynamics than our core revenue streams. We actively manage our investment risk exposures through asset diversification, duration management, and daily monitoring, with most instruments held within risk limits established by our risk management and treasury functions.

Other Operating Income

Other operating income consists of ancillary income items not included in transaction and service income, interest income, or gains on financial instruments, including income that is non-recurring in nature. The items primarily include income recognized from the expiration of contractual obligations (such as unused balances and expired PayPay Point Code), government grants, and other miscellaneous items.

For the years ended March 31, 2024, 2025 and 2026, other operating income was ¥1,959 million, ¥1,512 million, and ¥2,883 million, respectively. The year-over-year increase in the year ended March 31, 2026 was due primarily to an increase in income recognized from the expiration of contractual obligations.

IFRS Revenue — additional reference context

We present IFRS revenue as our primary revenue measure. To enhance transparency regarding items that affect period-to-period comparability, we include reference disclosures in the notes to our consolidated financial statements for amounts that are recorded as reductions of revenue under IFRS 15 or, in certain cases, are accounted for under IFRS 9. These disclosures are provided for context only and do not represent an alternative basis of revenue recognition or measurement under IFRS.

•
Payment settlement service deduction – recognized as a reduction of revenue under IFRS 15. See Note 30 to our audited consolidated financial statements.
•
Interchange fees – revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees. See Note 30 to our audited consolidated financial statements.
•
Guarantee fees (loan customers) – within the scope of IFRS 9 and recognized using the effective interest method, and not revenue under IFRS 15. See Note 30 to our audited consolidated financial statements.
•
Consideration payable to customers related to annual membership programs – recognized as a reduction of revenue under IFRS 15 (mainly benefits linked to annual membership fees). See Note 30 to our audited consolidated financial statements.

Operating Expenses

Operating expenses primarily consist of settlement related cost, provision for loss allowance and interest expenses (the sum of which we define as “Total Transaction Cost”), point expenses, employee benefit expenses, professional and outsourcing services expenses, as well as other operating expenses such as depreciation and amortization, license fees, advertising and promotion expenses and others. Technology related expenses are another key component of our operating expenses, depending on the nature of the systems and services, our technology-related expenses are recorded under various categories within operating expenses—such as license fees, professional and outsourcing services expenses, and depreciation and amortization. Typically, subscription-based services (such as cloud services) are classified under license fees. On the other hand, software that requires internal or external development is recorded under professional and outsourcing services expenses or, if capitalized, under depreciation and amortization. Our cost structure has improved with our business expansion, and we continue to benefit from operating leverage as our revenue base grows.

For the years ended March 31, 2024, 2025, and 2026, total operating expenses were ¥254,600 million, ¥263,568 million and ¥300,580 million, respectively. The year-over-year increase of 14.0% in the year ended March 31, 2026 was significantly lower than our 27.3% revenue growth over the same period, highlighting increased cost efficiency and margin expansion.

The following are key components of our operating expenses:

•
Point Expenses: We recorded point expenses of ¥60,195 million in the year ended March 31, 2026, up from ¥50,362 million in the year ended March 31, 2025 and ¥45,402 million in the year ended March 31, 2024. Point expenses are promotional in nature and used as a mechanism to drive user acquisition, cross-selling and platform engagement. We can decide at our discretion the timing, targeted user groups and magnitude of the points we grant as rewards for code-based payment transactions. This discretionary nature and strategic purpose align more closely with marketing spend than with direct revenue generation. Although the total amount of point expenses increased, we have strategically moderated the distribution of broad-based incentives, reallocating towards targeted and performance-based campaigns to lower customer acquisition costs.
•
Settlement Related Cost: These expenses include fees paid to banks for users to charge their PayPay Balance from their bank accounts (charge costs), withdrawal fees incurred when funds are debited from users’ bank accounts, and brand or network fees paid to international card brands. Total settlement related cost was ¥48,731 million in the year ended March 31, 2026, compared to ¥43,662 million in the year ended March 31, 2025 and ¥39,992 million in the year ended March 31, 2024. The increases are consistent with rising transaction volume and expansion of financial service offerings, including increased charge costs (funding source costs) on PayPay Balance transactions, higher bank withdrawal fees associated with PayPay Card volume growth, and increased brand and network fees paid to international brands.

•
Employee Benefit Expenses: Our workforce expenses, including salaries, bonuses, welfare contributions, and share-based payments totaled ¥47,641 million in the year ended March 31, 2026, up from ¥41,483 million in the year ended March 31, 2025 and ¥37,764 million in the year ended March 31, 2024. This increase reflects headcount growth driven by business expansion, including engineers and corporate personnel, as well as personnel related to our banking operations. In addition, the increase in the year ended March 31, 2026 was driven by the commencement of share-based payment expenses.
•
Professional and Outsourcing Services Expenses: Professional and outsourcing services expenses were ¥28,099 million in the year ended March 31, 2026, down from ¥28,767 million in the year ended March 31, 2025 and ¥34,800 million in the year ended March 31, 2024. The decline is primarily attributable to a reduction in outsourcing services expenses achieved through organizational restructuring as part of our broader cost optimization efforts including moving a part of the sales personnel to PayPay SC Corporation in the year ended March 31, 2025, as well as further cost savings in the year ended March 31, 2026 driven by the insourcing of operations and operational efficiencies. In addition, this also reflects a decrease in outsourcing services expenses in the year ended March 31, 2025 following the completion of PayPay Card Corporation’s core system development in the year ended March 31, 2024.
•
Provision for Loss Allowance: We recognized ¥24,923 million in provision expenses in the year ended March 31, 2026, compared to ¥23,942 million in the year ended March 31, 2025 and ¥23,006 million in the year ended March 31, 2024, primarily related to expected credit losses on credit card receivables and banking loans. Provision for loss allowance generally fluctuates in tandem with changes in credit limits, and since the acquisition of PayPay Card Corporation in 2022, we have continuously adjusted credit limits in line with business conditions. Credit risk remains within expected ranges, supported by our proprietary data-driven credit model. The provision for loss allowance has slightly increased from the year ended March 31, 2025 to the year ended March 31, 2026, primarily due to an increase in both credit card receivables driven by higher transaction volumes and banking loans.

The following components are included within “Other operating expenses” in our Consolidated Statements of Profit or Loss:

•
Depreciation and Amortization: We recorded ¥23,758 million in depreciation and amortization expenses in the year ended March 31, 2026, up from ¥20,093 million in the year ended March 31, 2025 and ¥17,549 million in the year ended March 31, 2024. These increases are primarily related to continued investment in internally developed software supporting both core payments and financial services platforms.
•
License Fees: License fees mainly consist of subscription-based services (such as cloud services). For the year ended March 31, 2026, license fee expenses totaled ¥18,899 million, an increase from ¥18,027 million in the year ended March 31, 2025 and ¥15,899 million in the year ended March 31, 2024. License fees primarily relate to payments made under contractual arrangements for technology infrastructure and service platforms.
•
Interest expenses: Interest expenses were ¥10,590 million in the year ended March 31, 2026, up from ¥4,254 million in the year ended March 31, 2025 and ¥1,931 million in the year ended March 31, 2024. This increase was primarily attributable to steady growth in our deposit balances, combined with a general rise in market interest rates.
•
Advertising and Promotion Expenses: These expenses declined to ¥10,006 million in the year ended March 31, 2026 from ¥10,731 million in the year ended March 31, 2025 and ¥11,458 million in the year ended March 31, 2024. The reduction reflects a deliberate shift from mass-market incentive campaigns toward lower-cost marketing channels and in-app promotional tools and ecosystem-based cross-marketing, consistent with our user engagement and monetization maturity. In addition, we have enhanced cost effectiveness by focusing on high LTV user groups and efficient promotional campaigns. Further, certain promotions for merchants were subsidized by us only for the first transaction, thereby controlling recurring costs.
•
Other items: Other items recorded as operating expenses include taxes and charges, amortization of contract cost, and other. While these expense items were not substantial for the year ended March 31, 2026, the interest expenses increase accompanying the growth of the deposit balance in internet banking business.

Our ability to drive top-line growth while maintaining disciplined cost control has resulted in sustained improvement in operating profitability. Our operating profit margin improved from 0.0% in the year ended March 31, 2024 to 11.9% in the year ended March 31, 2025, and to 21.0% in the year ended March 31, 2026.

Acquisition of PayPay Securities

On April 10, 2023, we acquired newly issued shares of PayPay Securities Corporation with the aim to increase revenue and profit through synergies, including our track record of having over 20 million users (on a cumulative basis to date) having used PayPay Points to effect transactions with PayPay Securities Corporation. On April 1, 2025, we acquired additional shares in PayPay Securities Corporation from SoftBank Corp. and LY Corporation, as well as subscribed to a third-party allocation of shares conducted by PayPay Securities Corporation, making it our consolidated subsidiary. Upon the completion of the transaction, we held 75.2% of the total number of issued shares, while Mizuho Securities Co., Ltd. held 24.8%.

The acquisition of PayPay Securities Corporation was accounted for as a business combination under common control. As a business combination under common control, we accounted for this transaction based on the book value of SoftBank Group Corp. and, regardless of the actual date we acquired PayPay Securities Corporation, retrospectively consolidated the financial statements of PayPay Securities Corporation, whereby we reflected the operating results and financial condition of PayPay Securities Corporation in our consolidated financial statements as if the acquisition had been completed on the opening balance sheet date of the comparative period. See Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Acquisition of PayPay Bank

On April 11, 2025, we completed the acquisition of 47.1% of the common shares and all of the non-voting Class A preferred shares of PayPay Bank Corporation, Japan’s first internet bank, from Z Financial Corporation (currently LY Corporation) and Mitsui Sumitomo Insurance Co., while Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 46.6%, 5.3%, 0.5% and 0.5% of the common shares, respectively, upon completion of the transaction.

After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, we held 75.5% of the common shares, making PayPay Bank Corporation our consolidated subsidiary. Other than the non-voting Class A preferred shares, to our knowledge, there are no outstanding potential equity interests that would dilute our ownership in PayPay Bank Corporation. Sumitomo Mitsui Banking Corporation remains a significant minority shareholder, holding 21.5% of the common shares as of December 31, 2025, and we continue to maintain a cooperative relationship with them.

The acquisition of PayPay Bank Corporation was accounted for as a business combination under common control. As a business combination under common control, we accounted for this transaction based on the book value of SoftBank Group Corp. and, regardless of the actual date we acquired PayPay Bank Corporation, retrospectively consolidated the financial statements of PayPay Bank Corporation, whereby we reflected the operating results and financial condition of PayPay Bank Corporation in our consolidated financial statements as if the acquisition had been completed on the opening balance sheet date of the comparative period. See Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

Historical Results of Operations

The following table shows summary consolidated statements of profit or loss data for the years ended March 31, 2024, 2025 and 2026:

	For the year ended March 31,
	2024	2025	2026
	(in millions of yen)
Transaction and service income:
Revenue from external customers in Payment segment	149,310	176,597	220,770
Revenue from external customers in Financial service segment	24,817	26,998	30,271
Total transaction and service income (Consolidated)	174,127	203,595	251,041
Interest income	73,884	88,442	116,488
Gains (losses) on financial instruments	4,641	5,529	10,250
Other operating income	1,959	1,512	2,883
Total revenue	254,611	299,078	380,662
Operating expenses	(254,600)	(263,568)	(300,580)
Operating profit	11	35,510	80,082
Share of loss of investments accounted for using the equity method (1)	—	(549)	(137)
Profit before tax	11	34,961	79,945
Income tax (expense) benefit	(841)	4,196	37,865
Profit (loss) for the year	(830)	39,157	117,810
Attributable to:
Owners of the parent company	(3,350)	36,170	115,034
Non-controlling interests	2,520	2,987	2,776

(1) Share of loss of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

Comparison of the Year Ended March 31, 2026 with the Year Ended March 31, 2025

Total revenue. Total revenue increased by ¥81,584 million, or 27.3%, from ¥299,078 million for the year ended March 31, 2025 to ¥380,662 million for the year ended March 31, 2026. Total revenue consists of the following: transaction and service income, interest income, gains (losses) on financial instruments and other operating income.

Transaction and service income. Transaction and service income was ¥251,041 million for the year ended March 31, 2026, an increase of ¥47,446 million, or 23.3%, from ¥203,595 million for the year ended March 31, 2025. The increase was due mainly to an increase in revenue from external customers for the Payment segment of ¥44,173 million, or 25.0%, from ¥176,597 million for the year ended March 31, 2025 to ¥220,770 million for the year ended March 31, 2026. The increase was mainly driven by growth in Payment Segment GMV supported by increased adoption of PayPay Credit and PayPay Card as well as continued increase in Payment Segment Monthly GMV per MTU. The number of users increased steadily as our services continued to gain broader recognition, and Monthly GMV per MTU increased as users integrated our services into their daily payment habits. PayPay MTU reached 41.0 million as of March 2026, an increase of 3.74 million from March 2025, representing 56% of PayPay registered users. The year-over-year growth also reflected an improved Take Rate driven by a higher mix of high-margin online payments as well as continued improvements across both offline and online payment. Payment Segment GMV reached ¥19.03 trillion in the year ended March 31, 2026, up from ¥15.39 trillion in the year ended March 31, 2025. The increase in transaction and service income also resulted from an increase in revenue from external customers for the Financial service segment of ¥3,273 million, or 12.1%, from ¥26,998 million in the year ended March 31, 2025 to ¥30,271 million in the year ended March 31, 2026. The increase in the Financial service segment was due primarily to an increase in the volume of transactions in the banking business associated with an increased number of accounts, as well as the introduction of maintenance fees for accounts inactive for two years or more. The number of PayPay Bank deposit accounts was 9.98 million as of March 31, 2026, up from 8.95 million as of March 31, 2025, and the number of PayPay Securities accounts was 1.73 million as of March 31, 2026, up from 1.37 million as of March 31, 2025, reflecting an effective cross- selling strategy within our ecosystem and facilitating the domestic retail offering of PayPay’s IPO shares (PayPay ADS) through PayPay Securities respectively.

Interest income. Interest income was ¥116,488 million in the year ended March 31, 2026, an increase of ¥28,046 million, or 31.7%, from ¥88,442 million in the year ended March 31, 2025. This increase was due mainly to an upward trend in effective interest rates and an increase in the balance of credit card receivables as well as loans offered by PayPay Bank Corporation. The increase also reflected the reduction in the external guarantee fee rate which is deducted from interest income in the Financial Service Segment, effective from the third quarter ended December 31, 2025, which contributed to the increase in interest income in the year ended March 31, 2026.

While gains on financial instruments and other operating income do not account for a significant portion of total revenue, gains on financial instruments increased by ¥4,721 million, or 85.4%, from ¥5,529 million for the year ended March 31, 2025 to ¥10,250 million for the year ended March 31, 2026. The increase was due mainly to an upward trend in effective interest rates and an increase in fair value of financial instruments recorded in the Financial service segment. Other operating income primarily comprises income recognized from the expiration of contractual obligations, including unused PayPay balances and expired gift cards. Other operating income increased by ¥1,371 million, or 90.7%, from ¥1,512 million for the year ended March 31, 2025 to ¥2,853 million for the year ended March 31, 2026. The increase was due mainly to the expiration of contractual obligations, such as unused balances and expired gift cards.

Operating expenses. Operating expenses were ¥300,580 million for the year ended March 31, 2026, an increase of ¥37,012 million, or 14.0%, from ¥263,568 million for the year ended March 31, 2025. The following table presents a breakdown of operating expenses for the years ended March 31, 2025 and 2026. Due to our continuous cost control efforts, the increase in variable costs was only marginal compared to the revenue growth.

	For the year ended March 31,
	2025	2026
	(in millions of yen)
Settlement related cost	43,662	48,731
Provision for loss allowance	23,942	24,923
Interest expenses	4,254	10,590
Total Transaction Cost	71,858	84,244
Point expenses	50,362	60,195
Employee benefit expenses	41,483	47,641
Professional and outsourcing services expenses	28,767	28,099
Depreciation and amortization	20,093	23,758
License fees	18,027	18,899
Advertising and promotion expenses	10,731	10,006
Tax and charges	5,052	5,943
Amortization of contract cost	1,297	1,724
Other	15,898	20,071
Total	263,568	300,580

The increase in operating expenses was primarily attributable to the following major expense categories: settlement related cost, interest expenses, point expenses, employee benefit expenses, depreciation and amortization. The increase in these expenses were partially offset by a decrease in professional and outsourcing services expenses. The following provides a detailed background on the year-over-year fluctuations by expense category:

•
Settlement related cost: Settlement related cost increased by ¥5,069 million, or 11.6%, from ¥43,662 million for the year ended March 31, 2025 to ¥48,731 million for the year ended March 31, 2026. Settlement related cost includes fees paid to banks when users top up their PayPay Balance from their bank accounts, withdrawal fees incurred when funds are debited from users’ bank accounts, and brand or network fees paid to international card brands. While settlement related cost increased in line with the growth in Payment Segment GMV, settlement related cost as a percentage of the total revenue decreased to 13% for the year ended March 31, 2026 from 15% for the year ended March 31, 2025, reflecting our continued efforts to optimize funding costs paid to banks.
•
Interest expenses: Interest expenses increased by ¥6,336 million, or 148.9%, from ¥4,254 million for the year ended March 31, 2025 to ¥10,590 million for the year ended March 31, 2026. The increase in interest expenses was due mainly to an increase in funding costs at PayPay Card Corporation resulting from an increase in the effective interest rates, as well as higher interest expenses at PayPay Bank Corporation associated with growth in deposit balances.

•
Point expenses: Point expenses increased by ¥9,833 million, or 19.5%, from ¥50,362 million for the year ended March 31, 2025 to ¥60,195 million for the year ended March 31, 2026. The increase was primarily attributable to growth in PayPay Balance GMV. Although the number of transactions subject to the point rewards increase as the PayPay Balance GMV grows, we strategically determine, at our discretion, the timing, target user segments, and amount of points granted as rewards for code-based payment transactions.
•
Employee benefit expenses: Employee benefit expenses increased by ¥6,158 million, or 14.8%, from ¥41,483 million for the year ended March 31, 2025 to ¥47,641 million for the year ended March 31, 2026. The increase in employee benefit expenses resulted from the revenue growth as well as the share-based payment expenses recognized in the current year, which amounts to ¥1,847 million.
•
Depreciation and amortization: Depreciation and amortization increased by ¥3,665 million, or 18.2%, from ¥20,093 million for the year ended March 31, 2025 to ¥23,758 million for the year ended March 31, 2026. The increase in depreciation and amortization was attributable to the higher depreciable basis of the PayPay app, which has been capitalized through its continuous development.
•
Other operating expenses: Other operating expenses increased by ¥4,173 million, or 26.2%, from ¥15,898 million for the year ended March 31, 2025 to ¥20,071 million for the year ended March 31, 2026. The increase was primarily attributable to higher professional fees, such as audit fees and legal advisory fees, incurred in connection with preparations for our initial public offering.

Operating profit. As a result of the foregoing, operating profit was ¥80,082 million for the year ended March 31, 2026, an increase of ¥44,572 million from ¥35,499 million for the year ended March 31, 2025.

Share of loss of investments accounted for using the equity method. Share of loss of investments accounted for using the equity method was ¥137 million for the year ended March 31, 2026, a decrease of ¥412 million from ¥549 million for the year ended March 31, 2025.

Profit before tax. As a result of the foregoing, profit before tax was ¥79,945 million for the year ended March 31, 2026, an increase of ¥44,984 million from ¥34,961 million for the year ended March 31, 2025.

Income tax (expense) benefit. Income tax (expense) benefit increased by ¥33,669 million, or 802.4%, from ¥4,196 million for the year ended March 31, 2025 to ¥37,865 million for the year ended March 31, 2026. The increase was due mainly to the recognition of additional deferred tax assets relating to deductible temporary differences and carryforward of unused tax losses that had not been previously recognized, following a reassessment of their recoverability in light of projections of future taxable profit.

Profit (loss) for the year. As a result of the foregoing, we recorded a profit for the year of ¥117,810 million for the year ended March 31, 2026, an increase of ¥78,653 million from ¥39,157 million for the year ended March 31, 2025.

Comparison of the Year Ended March 31, 2025 with the Year Ended March 31, 2024

Total revenue. Total revenue increased by ¥44,467 million, or 17.5%, from ¥254,611 million for the year ended March 31, 2024 to ¥299,078 million for the year ended March 31, 2025. Total revenue consists of the following: transaction and service income, interest income, gains (losses) on financial instruments and other operating income.

Transaction and service income. Transaction and service income was ¥203,595 million for the year ended March 31, 2025, an increase of ¥29,468 million, or 16.9%, from ¥174,127 million for the year ended March 31, 2024. The increase was due mainly to an increase in revenue from external customers for the Payment segment of ¥27,287 million, or 18.3%, from ¥149,310 million for the year ended March 31, 2024 to ¥176,597 million for the year ended March 31, 2025, which was driven mainly by the steady expansion of revenue from PayPay Balance payments. Because the PayPay Balance payment service was in a steady growth stage, the number of users increased at a steady rate as the service attained wider recognition, and the total amount used by a user increased as people integrated the service into their daily payment habits. As a consequence, PayPay Balance GMV increased, and GMV per MTU also rose, leading to higher revenue from PayPay Balance payments. The increase in transaction and service income also resulted from an increase in revenue from external customers for the Financial service segment of ¥2,181 million, or 8.8%, from ¥24,817 million in the year ended March 31, 2024 to ¥26,998 million in the year ended March 31, 2025. The increase in the Financial service segment was due mainly to an increase in the volume of transactions in the banking business.

Interest income. Interest income was ¥88,442 million in the year ended March 31, 2025, an increase of ¥14,558 million, or 19.7%, from ¥73,884 million in the year ended March 31, 2024. This increase was due mainly to an upward trend in effective interest rates and an increase in the balance of PayPay Card credit issued as well as loans offered by PayPay Bank Corporation.

While gains on financial instruments and other operating income do not account for a significant portion of total revenue, gains on financial instruments increased by ¥888 million, or 19.1%, from ¥4,641 million for the year ended March 31, 2024 to ¥5,529 million for the year ended March 31, 2025. The increase was due mainly to an upward trend in effective interest rates and an increase in fair value of financial instruments recorded in the Financial service segment. Other operating income primarily comprises income recognized from the expiration of contractual obligations, including unused PayPay balances and expired gift cards.

Operating expenses. Operating expenses were ¥263,568 million for the year ended March 31, 2025, an increase of ¥8,968 million, or 3.5%, from ¥254,600 million for the year ended March 31, 2024. The following table presents a breakdown of operating expenses for the years ended March 31, 2024 and 2025. Due to our continuous cost control efforts, the increase in variable costs was only marginal compared to the revenue growth

	For the year ended March 31,
	2024	2025
	(in millions of yen)
Settlement related cost	39,992	43,662
Provision for loss allowance	23,006	23,942
Interest expenses	1,931	4,254
Total Transaction Cost	64,929	71,858
Point expenses	45,402	50,362
Employee benefit expenses	37,764	41,483
Professional and outsourcing services expenses	34,800	28,767
Depreciation and amortization	17,549	20,093
License fees	15,899	18,027
Advertising and promotion expenses	11,458	10,731
Tax and charges	6,518	5,052
Amortization of contract cost	1,043	1,297
Other	19,238	15,898
Total	254,600	263,568

The increase in operating expenses was primarily attributable to the following major expense categories: settlement related cost, interest expenses, point expenses, employee benefit expenses, depreciation and amortization and license fees. The increase in these expenses were partially offset by a decrease in professional and outsourcing services expenses. The following provides a detailed background on the year-over-year fluctuations by expense category:

•
Settlement related cost: Settlement related cost increased by ¥3,670 million, or 9.2%, from ¥39,992 million for the year ended March 31, 2024 to ¥43,662 million for the year ended March 31, 2025. Settlement related cost includes fees paid to banks when users top up their PayPay Balance from their bank accounts, withdrawal fees incurred when funds are debited from users’ bank accounts, and brand or network fees paid to international card brands. Settlement related cost increased due to higher PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV.
•
Interest expenses: Interest expenses increased by ¥2,323 million, or 120.3%, from ¥1,931 million for the year ended March 31, 2024 to ¥4,254 million for the year ended March 31, 2025. The significant increase in interest expenses was due to an increase in the effective interest rate and an increased balance of deposits from PayPay Bank users.
•
Point expenses: Point expenses increased by ¥4,960 million, or 10.9%, from ¥45,402 million for the year ended March 31, 2024 to ¥50,362 million for the year ended March 31, 2025. We can decide at our discretion the timing, targeted user groups and magnitude of the points we grant as rewards for code-based payment transactions. Over time, the promotional rate has declined as the Company has strengthened its market position.

•
Employee benefit expenses: Employee benefit expenses increased by ¥3,719 million, or 9.8%, from ¥37,764 million for the year ended March 31, 2024 to ¥41,483 million for the year ended March 31, 2025. Due to business expansion, employee benefit expenses increased by 23.9% from the year ended March 31, 2023 to the year ended March 31, 2024. While our business continued to grow from the year ended March 31, 2024 to the year ended March 31, 2025, the increase in the year ended March 31, 2025 was largely offset by a personnel transfer for the establishment of PayPay SC Corporation, resulting in a modest increase of 9.8%.
•
Depreciation and amortization: Depreciation and amortization increased by ¥2,544 million, or 14.5%, from ¥17,549 million for the year ended March 31, 2024 to ¥20,093 million for the year ended March 31, 2025. The increase in depreciation and amortization was attributable to the higher depreciable basis of the PayPay app, which has been capitalized through its continuous development.
•
License fees: License fees increased by ¥2,128 million, or 13.4%, from ¥15,899 million for the year ended March 31, 2024 to ¥18,027 million for the year ended March 31, 2025. The increase in license fees was primarily attributable to the increased volume of cloud service usage driven by the increase in GMV.
•
Professional and outsourcing services expenses: Professional and outsourcing service expenses decreased by ¥6,033 million, or 17.3%, from ¥34,800 million for the year ended March 31, 2024 to ¥28,767 million for the year ended March 31, 2025. This decline was primarily attributable to (i) a decline in outsourcing services expenses following the completion of PayPay Card Corporation’s core system development in the year ended March 31, 2024, and (ii) a reduction in outsourcing services expenses achieved through organizational restructuring as part of our broader cost optimization efforts including transferring part of the sales personnel to PayPay SC Corporation.

Management also noted that while the balance of revolving payment by PayPay Card users increased from the year ended March 31, 2024, provision for loss allowance has been relatively consistent year-over-year because of credit limit optimization. Provision for loss allowance increased slightly by ¥936 million, or 4.1%, from ¥23,006 million for the year ended March 31, 2024 to ¥23,942 million for the year ended March 31, 2025. Provision for loss allowance consists primarily of loss allowance provisions related to PayPay Card advances, and are largely influenced by credit risk of PayPay Card users as well as the outstanding balance owed by such users. Shortly after the acquisition of PayPay Card Corporation in October 2022, we undertook an initiative to increase users’ credit limits and assume greater credit risk, with the objective of driving higher purchase volumes and enhancing PayPay Card Corporation’s market share. As a consequence, we recognized a relatively higher provision for loss allowance for the year ended March 31, 2024 due to bad debts. Having achieved sufficient market share and in light of concerns regarding excessive credit risk, we optimized users’ credit limits, which resulted in a relatively mild increase in loss allowance provisions for the year ended March 31, 2025.

Operating profit. As a result of the foregoing, operating profit was ¥35,510 million for the year ended March 31, 2025, an increase of ¥35,499 million from ¥11 million for the year ended March 31, 2024.

Share of loss of investments accounted for using the equity method. Share of loss of investments accounted for using the equity method was ¥549 million for the year ended March 31, 2025, compared with none recorded for the year ended March 31, 2024.

Profit before tax. As a result of the foregoing, profit before tax was ¥34,961 million for the year ended March 31, 2025, an increase of ¥34,950 million from ¥11 million for the year ended March 31, 2024.

Income tax (expense) benefit. Income tax benefit was ¥4,196 million for the year ended March 31, 2025 compared to income tax expense of ¥841 million for the year ended March 31, 2024. Because we did not generate profits in prior fiscal years, deferred tax assets were not recognized. Because we achieved profitability in the year ended March 31, 2025, we recognized deferred tax assets, leading to the recognition of substantial deferred income tax benefit.

Profit (loss) for the year. As a result of the foregoing, we recorded a profit for the year of ¥39,157 million for the year ended March 31, 2025, compared to a loss for the year of ¥830 million for the year ended March 31, 2024.

Results by Segment

The following tables show revenue and profit and loss information by segment for the years ended March 31, 2024, 2025 and 2026:

	For the year ended March 31, 2024
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	149,310	24,817	—	174,127
Inter-segment revenue	823	2,081	(2,904)	—
Total transaction and service income	150,133	26,898	(2,904)	174,127
Interest income	59,013	14,871	—	73,884
Gains (losses) on financial instruments	405	4,236	—	4,641
Other operating income	1,756	203	—	1,959
Total revenue	211,307	46,208	(2,904)	254,611
Operating expenses	(215,084)	(42,420)	2,904	(254,600)
Segment (loss) profit	(3,777)	3,788	—	11

	For the year ended March 31, 2025
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	176,597	26,998	—	203,595
Inter-segment revenue	1,454	1,362	(2,816)	—
Total transaction and service income	178,051	28,360	(2,816)	203,595
Interest income	68,623	19,819	—	88,442
Gains (losses) on financial instruments	276	5,253	—	5,529
Other operating income	1,304	208	—	1,512
Total revenue	248,254	53,640	(2,816)	299,078
Operating expenses	(217,898)	(48,486)	2,816	(263,568)
Segment profit	30,356	5,154	—	35,510

	For the year ended March 31, 2026
	Payment segment	Financial service segment	Inter-segment eliminations	Consolidated
	(in millions of yen)
Transaction and service income
Revenue from external customers	220,770	30,271	—	251,041
Inter-segment revenue	1,124	870	(1,994)	—
Total transaction and service income	221,894	31,141	(1,994)	251,041
Interest income	84,574	32,674	(760)	116,488
Gains (losses) on financial instruments	2,327	7,923	—	10,250
Other operating income	2,422	628	(167)	2,883
Total revenue	311,217	72,366	(2,921)	380,662
Operating expenses	(246,722)	(56,779)	2,921	(300,580)
Segment profit	64,495	15,587	—	80,082

Comparison of the Year Ended March 31, 2026 with the Year Ended March 31, 2025

Payment Segment

Total revenue for the Payment segment increased by ¥62,963 million, or 20.2%, from ¥248,254 million for the year ended March 31, 2025 to ¥311,217 million for the year ended March 31, 2026. The increase in total revenue was primarily driven by transaction and service income from external customers, which increased by ¥44,173 million, or 20.0%, from ¥176,597 million for the year ended March 31, 2025 to ¥220,770 million for the year ended March 31, 2026. The increase was supported by the steady growth in GMV, which increased by 23.7% year over year, supported by the increase in MTUs and higher GMV per MTU. Revenue growth also reflected an improved take rate driven by an increase in the proportion of high-margin online payments from 14% to 17% as a percentage of combined PayPay Balance and PayPay Credit GMV, as well as continued improvements across both offline and online payment. In addition, interest income increased as a result of expansion of PayPay Credit Card Financing Balance including revolving, installment and cash advance.

Operating expenses for the Payment segment increased by ¥28,824 million, or 13.2%, from ¥217,898 million for the year ended March 31, 2025 to ¥246,722 million for the year ended March 31, 2026. The increase in operating expenses was lower than the rate of revenue growth, reflecting operating leverage in our business model. While point expenses, settlement related cost, employee benefit expenses, and other operating expenses increased by ¥9,833 million, ¥4,172 million, ¥3,806 million, and 4,770 million respectively. The increase of point expense as well as settlement related cost of payment segment resulted from increase in Payment Segment GMV. The increase in employee benefit expenses is due to higher average number of headcounts for the year ended March 31, 2026.

As a result of the foregoing, segment profit for the Payment segment amounted to ¥64,495 million for the year ended March 31, 2026, compared with a segment profit of ¥30,356 million for the year ended March 31, 2025.

Financial Service Segment

Total revenue for the Financial service segment increased by ¥18,726 million, or 25.9%, from ¥53,640 million for the year ended March 31, 2025 to ¥72,366 million for the year ended March 31, 2026. The increase was due mainly to an increase in transaction and service income from external customers of ¥3,273 million, or 12.1%, to ¥30,271 million for the year ended March 31, 2026, from ¥26,998 million for the year ended March 31, 2025, which reflected an increase in the number of deposit accounts and increase of ancillary banking and platform usage fees from PayPay Bank Corporation. Interest income increased by ¥12,855 million, or 64.9%, to ¥32,674 million for the year ended March 31, 2026, compared to ¥19,819 million for the year ended March 31, 2025, reflecting primarily the expansion of loan balances, the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields, as well as a reduction in the external guarantee fee rate effective from the quarter ended December 31, 2025.

Operating expenses for the Financial service segment increased by ¥8,293 million, or 17.1%, from ¥48,486 million for the year ended March 31, 2025 to ¥56,779 million for the year ended March 31, 2026. The increase was due mainly to an increase of ¥4,719 million in interest expenses due to higher interest rate and the increased balance of deposits. Employee benefit expenses also increased by ¥2,366 million due to an increase in headcount.

As a result of the foregoing, segment profit for the Financial service segment amounted to ¥15,587 million for the year ended March 31, 2026, compared with a segment profit of ¥5,154 million for the year ended March 31, 2025.

Comparison of the Year Ended March 31, 2025 with the Year Ended March 31, 2024

Payment Segment

Total revenue for the Payment segment increased by ¥36,947 million, or 17.5%, from ¥211,307 million for the year ended March 31, 2024 to ¥248,254 million for the year ended March 31, 2025. The increase in total revenue was primarily driven by transaction and service income from external customers, which increased by ¥27,287 million, or 18.3%, from ¥149,310 million for the year ended March 31, 2024 to ¥176,597 million for the year ended March 31, 2025. This increase was supported by the steady growth of GMV associated with PayPay Balance payments, which in turn reflected both an increase in MTUs and higher GMV per MTU.

Operating expenses for the Payment segment increased by ¥2,813 million, or 1.3%, from ¥215,084 million for the year ended March 31, 2024 to ¥217,898 million for the year ended March 31, 2025. The moderate increase in operating expenses resulted from our continuous efforts on cost control. While point expenses, settlement related cost and employee benefit expenses increased by ¥4,960 million, ¥2,985 million and ¥2,003 million, respectively, in line with business growth, these increases were offset by a decrease of ¥6,569 million in professional and outsourcing services expenses, due primarily to reduced outsourcing of sales and system development service. Instead, we utilized our own resources.

As a result of the foregoing, segment profit for the Payment segment amounted to ¥30,356 million for the year ended March 31, 2025, compared with a segment loss of ¥3,777 million for the year ended March 31, 2024.

Financial Service Segment

Total revenue for the Financial service segment increased by ¥7,432 million, or 16.1%, from ¥46,208 million for the year ended March 31, 2024 to ¥53,640 million for the year ended March 31, 2025. The increase was due mainly to (a) an increase in transaction and service income from external customers of ¥2,181 million, or 8.8%, to ¥26,998 million for the year ended March 31, 2025, from ¥24,817 million for the year ended March 31, 2024, which reflected an increase of ancillary banking and platform usage fees from PayPay Bank Corporation, and (b) an increase in interest income of ¥4,948 million, or 33.3%, to ¥19,819 million for the year ended March 31, 2025, compared to ¥14,871 million for the year ended March 31, 2024, reflecting primarily the expansion of loan balances, as well as the end of the Bank of Japan’s negative interest rate policy in early 2024 and the subsequent rise in benchmark rates and bond yields.

Operating expenses for the Financial service segment increased by ¥6,066 million, or 14.3%, from ¥42,420 million for the year ended March 31, 2024 to ¥48,486 million for the year ended March 31, 2025. The increase was due mainly to an increase of ¥1,734 million in interest expenses due to higher interest rate and the increased balance of deposits. Employee benefit expenses also increased by ¥1,716 million due to an increase in headcount.

As a result of the foregoing, segment profit for the Financial service segment amounted to ¥5,154 million for the year ended March 31, 2025, compared with a segment profit of ¥3,788 million for the year ended March 31, 2024.

B Liquidity and capital resources

Cash and Capital Requirements

As a company with all of its main operations in Japan, our cash and capital requirements are principally denominated in Japanese yen. Our cash and capital requirements are related mainly to our operating cash requirements, including operating expenses, such as advertising and promotion expenses, debt service and repayments, as well as other investments. We launched our PayPay app in 2018 and incurred operating losses in every fiscal year since our inception through the year ended March 31, 2023, but have recorded operating profit since the year ended March 31, 2024, and we recorded losses for the year in every fiscal year since our inception through the year ended March 31, 2024, but recorded profit since the year ended March 31, 2025. We have primarily funded our operations through the issuance of equity to our shareholders as well as with borrowings from various lenders. We expect to increasingly fund our operations from cash flow from operating activities due to the increased scale of our user base and revenue, in particular since we ended our initial waiver of small- and medium-sized merchant payment settlement fees in our Payment segment in October 2021.

Operating Cash Requirements

We require cash on an ongoing basis to finance our regular operations. In our Payment segment, when users of our PayPay app charge their PayPay Balance, we receive cash from the users prior to our paying accounts payable to merchants. Generally, at the end of a given fiscal period, the balance of accounts payable related to code-based payments tends to exceed the balance of accounts receivable, and the difference is linked to an increase in cash and deposits to ensure operating cash.

We are required to comply with the Payment Services Act because we engage in business activities that involve advance payments from users using prepaid payment instruments, namely our offering of PayPay Money and PayPay Money Lite as summarized below.

	PayPay Money	PayPay Money Lite
eKYC	Required	Not required
Governing Law and Relevant Regulations	Payment Services Act (Funds Transfer)	Payment Services Act (Prepaid Payment Instruments)
Required Guarantee Deposits

Must cover 100% of the total unused prepaid balance of PayPay Money.

Note: For PayPay Money for digital wages payment, however, we are not required to provide guarantee deposits as we have entered into a Guarantee Contract of Security Deposit of Providing Funds Transfer Service for PayPay Money for digital wages payments.

Must cover 50% of the total unused prepaid balance of PayPay Money Lite.
Key Features

- Can be withdrawn in the form of cash.

- Can be charged via bank account transfer, partner ATMs, proceeds or rewards from Yahoo! JAPAN services, insurance proceeds, withdrawals from securities or financial accounts, share sale proceeds, salary deposits, loan-linked services,

- Withdrawals are not permitted in principle. - Can be charged by PayPay Card or SoftBank/Y!mobile Carrier Billing. - Can be transferred between accounts via P2P money transfer.

PayPay Bank loans, or bank transfers from partner services. - Can be transferred between accounts via P2P money transfer.

Note: If eKYC verification is not completed, any funds charged via bank account transfer, partner ATMs, proceeds from Yahoo! JAPAN services, or receiving PayPay Money via P2P money transfer, will be classified as PayPay Money Lite.

Typical Use Cases	PayPay payments, transfers and withdrawals	PayPay payments and transfers

Under the Payment Services Act, we are registered as a fund transfer service provider to offer PayPay Money, a refundable type of PayPay Balance deposited by users. As a fund transfer service provider, we are required to secure, by one or more methods permitted under the Payment Services Act, including guarantee deposits with the Tokyo Legal Affairs Bureau, guarantee contracts and trust arrangements, an amount equal to the full outstanding balance of PayPay Money, plus the costs associated with the exercise of our users’ rights as creditors of our fund transfer service.

Also under the Payment Services Act, because we offer PayPay Money Lite, a non-refundable type of PayPay Balance pre-loaded through advance payments by users, we are required to secure, by one or more methods permitted under the Payment Services Act, including guarantee deposits with the Tokyo Legal Affairs Bureau and trust arrangements, an amount that is at least half of the outstanding balance of PayPay Money Lite as of March 31 or September 30 every year if such balance exceeds ¥10 million.

For details on the calculation of our required guarantee deposits, see Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report. We are required to deposit the amount for guarantee deposits in cash or bonds, or enter into a guarantee contract or trust arrangement with a financial institution for the amount required. The deposited amounts are recorded as guarantee deposits in our consolidated statements of financial position and are not available for our use in accordance with the Payment Services Act, while amounts of PayPay Balance that do not require a guarantee deposit are included in cash and cash equivalents in our consolidated statements of financial position. See Note 8 to our audited consolidated financial statements included elsewhere in this Annual Report. As of March 31, 2026, cash and cash equivalents were ¥363,083 million and guarantee deposits were ¥74,139 million. As of March 31, 2025, cash and cash equivalents were ¥369,811 million and guarantee deposits were ¥244,229 million.

In our Payment segment, when PayPay Card holders use our credit payment services (including PayPay Credit), we extend credit to our cardholders and require cash to settle credit payments with merchants prior to collecting receivables from our cardholders. Through liquidation arrangements for credit card receivables, PayPay Card Corporation obtains financing from financial institutions, including PayPay Bank Corporation, as a funding method backed by such receivables. The credit card receivables subject to these arrangements are recorded as loans and advances to customers under our assets, and the related financing is recorded as borrowings under our liabilities on our consolidated statements of financial position. See Note 36 to our audited consolidated financial statements included elsewhere in this Annual Report. However, in the case of PayPay Credit, we will make the advance payment to the merchant, and PayPay Card Corporation will liquidate the card receivables and collect them from the user. See “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Payment Services” for a description of the payment flows.

Our cash outlays include principally the costs related to the promotion and marketing of our services to acquire new merchants and registered users, the development of our software and services, as well as selling, general and administrative expenses.

Capital Expenditures

For the year ended March 31, 2026, we invested ¥24,192 million in capital expenditures, principally towards in-house and outsourced software development. Capital expenditures are recorded as purchases of property and equipment and purchases of intangible assets (largely attributable to customer-facing tangible and intangible assets such as capitalized system development costs and physical cards) in our consolidated statements of cash flows, which were ¥6,369 million and ¥17,823 million, respectively, in the year ended March 31, 2026, compared to ¥4,822 million and ¥17,264 million, respectively, in the year ended March 31, 2025 and ¥4,584 million and ¥17,911 million, respectively, in the year ended March 31, 2024.

We currently expect our capital expenditures to continue to consist primarily of investments in intangible assets, including capitalized software development costs and certain capitalized customer acquisition costs, mainly for PayPay Corporation and PayPay Card Corporation, as well as software investments at PayPay Bank Corporation and PayPay Securities Corporation. We currently do not expect future capital expenditures to be driven by any single large-scale project, but rather by ongoing development, maintenance and enhancement of our existing services, new features and investments to support the continued growth and scaling of our payment and financial services businesses. We expect to fund these capital expenditures primarily through cash and cash equivalents and cash flows from operating activities.

In addition, as of March 31, 2026, we had certain commitments for capital expenditures and other purchase obligations, primarily related to software, cloud and other system-related investments. We expect to fund these commitments primarily through cash and cash equivalents and cash flows from operating activities and, as needed, available credit facilities and other borrowings. For commitments, see Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report.

Strategic Investments and Other Material Cash Requirements Relating to the Acquisition of T&D Financial Life Insurance Company

We may incur cash requirements in connection with our publicly announced strategic acquisition transaction involving the acquisition of a controlling interest in T&D Financial Life Insurance Company. Based on our current evaluation, the aggregate consideration for such transaction, if consummated, may require us to use a combination of internal funds and external financing.

We currently expect to prioritize the use of internally generated funds and available proceeds from our recent equity financing, and to supplement any funding shortfall with additional debt financing, depending on transaction structure, timing and market conditions. If the transaction is consummated, it could materially affect our liquidity, capital resources and indebtedness profile. See "Item 4. Information on the Company—History and development of the company—Principal Capital Expenditures and Divestitures for the expected capital requirement.

The timing and amount of any related cash outflows remain subject to the execution of definitive agreements, the satisfaction of closing conditions and the final financing structure. Accordingly, there can be no assurance that such transaction will be consummated on the currently contemplated terms or timetable, or at all.

Debt Service and Contractual Obligations

As of March 31, 2026, loan payables and commercial papers on our consolidated statement of financial position was ¥564,956 million. As of March 31, 2025, loan payables and commercial papers on our consolidated statement of financial position was ¥399,578 million. The increase from March 31, 2025 to March 31, 2026 was due mainly to an increase in the balance of securitization of loans and advances to customers by PayPay Card Corporation and an increase in the balance of repurchase agreements by PayPay Bank Corporation. All our loan payables and commercial paper are denominated in Japanese yen.

As of March 31, 2026, the weighted average interest rate of the outstanding loan payables was 0.80% and the weighted average interest rate of the outstanding commercial paper was 0.95%. Commercial paper, intercompany loans and a portion of our borrowings from financial institutions are in part subject to fixed interest rates, while a portion of our borrowings from financial institutions and the liquidation arrangements for credit card receivables are subject to floating interest rates based on a spread over yen Tokyo InterBank Offered Rate. A portion of the liquidation arrangements for credit card receivables is subject to fixed interest rates based on the Tokyo Overnight Average rate. As of March 31, 2026, ¥271,331 million, or 55.2%, of the outstanding loan payables bore fixed interest rates, and ¥220,625 million, or 44.8%, bore floating interest rates.

Certain of our loan payables, including those arising from PayPay Card Corporation’s liquidation arrangements for credit card receivables, special overdraft facility agreements and a term loan, are subject to certain covenants as described below. As of March 31, 2026, ¥269,200 million of our loan payables were from such borrowings.

Liquidation Arrangements

Under the terms of PayPay Card Corporation’s liquidation arrangements for credit card receivables, the following events are specified as triggering cancellation of the relevant agreements:

•
PayPay Card Corporation ceases to be a subsidiary of LY Corporation.
•
The amount of total net assets on the non-consolidated balance sheet of PayPay Card Corporation must be maintained at a level higher than 75% of that for the immediately preceding fiscal year.
•
PayPay Card Corporation records an operating loss on its non-consolidated profit and loss statements for two consecutive years.
•
PayPay Card Corporation records an ordinary loss, which generally corresponds to operating profit/loss and non-operating profit/loss excluding certain extraordinary profit/loss, for two consecutive fiscal years.

In addition, under the terms of PayPay Card Corporation’s liquidation arrangements for credit card receivables, early redemption or pro-rata redemption is triggered if certain indicators, including the indicator calculated based on the amount of securitized receivables collected over a given period, do not meet the requirements specified under the agreements.

In addition, under the terms of the liquidation arrangements, a backup servicer takes over PayPay Card Corporation’s role as a servicer of collecting receivables and is required to pay collected money pursuant to the relevant agreements if certain events occur, including the following:

•
PayPay Card Corporation has ceased to be a consolidated subsidiary of LY Corporation.
•
PayPay Card Corporation’s issuer rating falls below BB+ or PayPay Card Corporation is placed on negative watch by a designated rating agency.
•
LY Corporation’s issuer rating falls below BBB+ or LY Corporation is placed on negative watch by a designated rating agency, or the entrustor has ceased to be a consolidated subsidiary of LY Corporation, if PayPay Card Corporation does not have an issuer rating provided by a designated rating agency.

None of the events described above occurred for the years ended March 31, 2023, 2024, 2025 and 2026.

Special Overdraft Facility

Pursuant to a special overdraft facility agreement with Mizuho Bank, Ltd., mandatory repayment is triggered if PayPay Corporation ceases to be a consolidated subsidiary of LY Corporation. Under a special overdraft facility agreement with PayPay Card Corporation, PayPay Card Corporation is required to maintain its status as a consolidated subsidiary of LY Corporation. PayPay Corporation and PayPay Card Corporation were in compliance with these requirements for the years ended March 31, 2023, 2024, 2025, and 2026.

Term Loan

Under the terms of a term loan, PayPay Card Corporation is subject to certain covenants including the following:

•
PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation after its merger with Z Holdings Corporation) must maintain their status as consolidated subsidiaries of Z Holdings Corporation (currently LY Corporation after its merger with Yahoo Japan Corporation).
•
The total amount of net assets on the non-consolidated balance sheet as of the last day of each fiscal year must be higher than (i) 75% of that of the immediately preceding fiscal year or (ii) 75% of that of the year ended March 31, 2021, whichever is higher.
•
PayPay Card Corporation must not record an operating loss on its non-consolidated statements of profit or loss for two consecutive fiscal years.
•
PayPay Card Corporation was in compliance with all of the above covenants for the years ended March 31, 2023, 2024, 2025 and 2026.

For additional information on the borrowing arrangements of PayPay Card Corporation, see Note 22 to our audited consolidated financial statements included elsewhere in this Annual Report.

Financial Liabilities

The following table details the balance of our financial liabilities by repayment date as of March 31, 2026. The contractual cash flow amounts below reflects cash flows presented on an undiscounted cash flow basis, including interest expense.

	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities	(in millions of yen)
Deposits	2,952,495	2,952,536	2,935,149	5,118	4,540	1,204	2,222	4,303
Accounts payable	1,122,338	1,122,338	1,122,338	—	—	—	—	—
Borrowings	564,956	566,243	392,273	67,883	92,747	11,813	1,376	151
Other financial liabilities	46,748	46,748	46,430	106	106	106	—	—
Lease liabilities	9,549	9,924	2,475	2,353	2,257	1,823	770	246
Derivative financial liabilities
Other financial liabilities	1,368	1,368	1,368	—	—	—	—	—
Total financial liabilities	4,697,454	4,699,157	4,500,033	75,460	99,650	14,946	4,368	4,700
Off-balance sheet item
Undrawn loan commitments	—	10,622,322	10,622,322	—	—	—	—	—

Lines of Credit

We have lines of credit with financial institutions for borrowing arrangements. As of March 31, 2026, our lines of credit totaled ¥803,973 million, and the remaining amounts available under our lines of credit as of March 31, 2026 were ¥823,724 million.

Funding and Treasury Policy

We manage liquidity and funding risks at both PayPay Corporation and the relevant subsidiary level, taking into account the nature of our businesses and applicable regulatory and contractual requirements. PayPay Corporation’s Risk Management Department monitors our group-level liquidity risk status on a monthly basis. Our cash and capital requirements are principally denominated in Japanese yen, and our cash and cash equivalents are held principally in Japanese yen. As of March 31, 2026, substantially all of our loan payables and commercial paper were denominated in Japanese yen.

We use certain financial instruments for hedging or risk management purposes in the ordinary course of business. We do not use financial instruments for speculative purposes. For additional information, see Note 36 to our audited consolidated financial statements included elsewhere in this Annual Report.

Certain funds held by our regulated subsidiaries may be subject to legal, regulatory or contractual restrictions and may not be readily available for transfer to PayPay Corporation in the form of dividends, loans, advances or other distributions. These restrictions include capital adequacy, capital maintenance and other regulatory requirements applicable to PayPay Bank Corporation, PayPay Card Corporation and PayPay Securities Corporation. As a result, a portion of cash and net assets at these subsidiaries is not freely distributable to the parent, PayPay Corporation. Nevertheless, we believe that parent-level liquidity, expected cash flows from operations and available credit facilities are sufficient to meet our cash obligations for the next twelve months.

Cash Flows

We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from March 31, 2026.

Over the longer term, beyond the next twelve months, we expect our principal cash requirements to include funding for growth in loans and advances to customers and credit card receivables, investments in software and system development, regulatory capital and guarantee deposit requirements, repayment or refinancing of borrowings and commercial paper, and potential strategic investments. We expect to fund these requirements primarily through cash flow from operating activities, existing credit facilities, liquidation arrangements for credit card receivables, borrowings, commercial paper and, if necessary, additional debt or equity financing.

The following tables show our consolidated cash flow data for the years ended March 31, 2024, 2025 and 2026:

	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
	(in millions of yen)
Cash and cash equivalents at the beginning of the period	859,313	744,323	369,811
Net cash provided by (used in) operating activities	49,975	155,849	375,297
Net cash provided by (used in) investing activities	(273,383)	(319,977)	(628,827)
Net cash provided by (used in) financing activities	107,930	(210,325)	246,752
Effect of exchange rate changes on cash and cash equivalents	488	(59)	50
Increase (decrease) in cash and cash equivalents	(114,990)	(374,512)	(6,728)
Cash and cash equivalents at the end of the period	744,323	369,811	363,083

Operating Activities

Net cash provided by operating activities was ¥375,297 million in the year ended March 31, 2026, primarily attributable to profit before tax of ¥74,495 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥25,482 million, loss on disposal of property and equipment and intangible assets of ¥1,338 million and share-based payment expenses of ¥1,847 million, partially offset by negative non-cash items consisting of other income and costs of ¥1,517 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥585,244 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥566,556 million, an increase in accounts payable of ¥173,856 million and a decrease in guarantee deposits of ¥170,090 million.

Net cash provided by operating activities was ¥155,849 million in the year ended March 31, 2025, primarily attributable to profit before tax of ¥34,961 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥21,391 million, loss on disposal of property and equipment and intangible assets of ¥696 million and other income and costs of ¥618 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥399,055 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥249,362 million, an increase in accounts payable of ¥145,558 million and a decrease in guarantee deposits of ¥77,656 million.

Net cash provided by operating activities was ¥49,975 million in the year ended March 31, 2024, primarily attributable to profit before tax of ¥11 million, adjusted for positive non-cash items consisting of depreciation and amortization of ¥18,591 million and loss on disposal of property and equipment and intangible assets of ¥1,495 million, partially offset by negative non-cash items consisting of other income and costs of ¥1,552 million. The amount was further adjusted for changes in itemized balances of assets and liabilities that had a negative effect on operating cash flow, which primarily consisted of an increase in loans and advances to customers of ¥311,125 million and an increase in securities of ¥45,476 million, as well as certain changes in itemized balances of assets and liabilities that had a positive effect on operating cash flow, including primarily an increase in deposits of ¥260,400 million and an increase in accounts payable of ¥130,744 million.

Investing Activities

Net cash used in investing activities was ¥628,827 million in the year ended March 31, 2026, which was primarily attributable to purchase of securities of ¥779,962 million, purchase of intangible assets of ¥17,823 million, purchases of investments accounted for using the equity method of ¥11,655 million, purchase of property and equipment of ¥6,369 million and other of ¥2,302 million, partially offset by proceeds from sales/redemption of securities of ¥189,284 million.

Net cash used in investing activities was ¥319,977 million in the year ended March 31, 2025, which was primarily attributable to purchase of securities of ¥463,314 million, purchase of intangible assets of ¥17,264 million, payments for acquisition of subsidiaries of ¥5,759 million, other of ¥5,343 million, purchase of property and equipment of ¥4,822 million and purchases of investments accounted for using the equity method of ¥1,360 million, partially offset by proceeds from sales/redemption of securities of ¥177,885 million.

Net cash used in investing activities was ¥273,383 million in the year ended March 31, 2024, which was primarily attributable to payments of deposits with a related party of ¥600,000 million, purchase of securities of ¥437,408 million, purchase of intangible assets of ¥17,911 million and purchase of property and equipment of ¥4,584 million and other of ¥3,316 million, partially offset by proceeds from withdrawal of deposits with a related party of ¥600,000 million and proceeds from sales/redemption of securities of ¥189,836 million.

Financing Activities

Net cash provided by financing activities was ¥246,752 million in the year ended March 31, 2026, which was primarily attributable to proceeds from long-term borrowings of ¥722,600 million, proceeds from issuance of new common shares of ¥217,522 million and net increase in short-term borrowings of ¥199,982 million, partially offset by repayments of long-term borrowings of ¥757,203 million and payment for the purchase of the equity interest of a subsidiary, through business combinations of entities under common control of ¥130,185 million.

Net cash used in financing activities was ¥210,325 million in the year ended March 31, 2025, which was primarily attributable to repayment of long-term borrowings of ¥917,898 million, net decrease in short-term borrowings of ¥128,700 million and partially offset by proceeds from long-term borrowings of ¥842,300 million.

Net cash provided by financing activities was ¥107,930 million in the year ended March 31, 2024, which was primarily attributable to proceeds from long-term borrowings of ¥595,100 million and net increase in short-term borrowings of ¥30,000 million and partially offset by repayment of long-term borrowings of ¥516,422 million.

Regulatory Capital Requirements

The Basel Committee has issued “A global regulatory framework for more resilient banks and banking systems,” or Basel III, outlining the global regulations for stronger bank capital adequacy. Under Basel III requirements, the capital adequacy ratio is calculated by dividing adjusted capital by risk-weighted assets.

Core capital is calculated based on the amount of qualifying instruments and reserves, with certain regulatory adjustments. Risk-weighted assets generally include credit risk-weighted assets, the equivalent amount of market risk divided by 8% and the equivalent amount of operational risk divided by 8%. In calculating the capital adequacy ratio of PayPay Bank Corporation, we have adopted the standardized approach to calculate the amount of the credit risk weighted assets of PayPay Bank Corporation, as well as the standardized approach to assess the equivalent amount of operational risk. We have adopted exemptions for market risk amounts because we are not proactively taking market risk and fulfill the requirements for such exemptions.

If the capital adequacy ratio of a financial institution falls below the required level, the FSA may, depending upon the extent of capital deterioration, take certain corrective actions, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on its financial statements. The minimum capital adequacy ratio applicable to Japanese banks without certain international operations is 4%.

The table below presents the capital adequacy ratio, core capital, total capital and risk-weighted assets of PayPay Bank Corporation under Japanese GAAP.

	As of and for the year ended March 31,
	2025	2026
	(in millions of yen, except ratios)
Capital adequacy ratio	16.76%	14.04%
Core capital	145,215	157,147
Total capital	132,575	144,202
Risk-weighted assets	790,957	1,026,786

We, PayPay Card Corporation and PayPay Securities Corporation are also required to maintain capital-related ratios and equity balances as defined by the capital regulations presented below.

Company	Laws and regulations	Requirements
PayPay Corporation	Payment Services Act	Maintenance of minimum required equity amount
PayPay Card Corporation	Installment Sales Act	Maintenance of minimum required equity ratio
PayPay Securities Corporation	Financial Instruments and Exchange Act	Maintenance of minimum required capital-to-risk ratio

We, PayPay Card Corporation and PayPay Securities Corporation are in compliance with the capital requirements under the relevant laws and regulations.

C Research and development, patents and licenses, etc.

The Company invests in the development and enhancement of its payment settlement platform and related software applications to support its services. Software development is conducted both by the Company's employees and through engagements with third-party service providers.

For information regarding research and development expenses, see Note 16 to the consolidated financial statements included elsewhere in this Annual Report.

D Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experiences and on various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions. Refer to Note 4, Critical Accounting Judgments and Key Sources of Estimation Uncertainty to our audited consolidated financial statements included in this Annual Report for further details on our critical accounting estimates and judgments.

Our significant accounting policies are provided in Note 3 to our audited consolidated financial statements included in this Annual Report.

Recent Accounting Pronouncements

There were no new or amended IFRS that became effective during the year ended March 31, 2026 that had a material impact on our consolidated financial statements.

We assess the potential impact of new and revised accounting standards on an ongoing basis. As of the date of this Annual Report, no issued but not yet effective IFRS standards are expected to have a material effect on our financial condition, results of operations, or cash flows upon adoption. For a detailed discussion of accounting standards issued but not yet effective, see Note 5 to our audited consolidated financial statements included in this Annual Report.

Non-IFRS Financial Measures

In evaluating our business, we consider and use Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS financial measures, as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define Adjusted EBITDA as profit (loss) for the year (period) plus income tax expense (benefit), share of profit (loss) of investments accounted for using the equity method, depreciation and amortization, share-based payment expenses, amortization of contract cost, loss on disposal of property and equipment and intangible assets, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

These non-IFRS financial measures enable our management to assess our operating results without considering the impact of items that we do not consider to be indicative of the results of our ongoing operations, such as certain non-cash items. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance and is useful to facilitate comparisons to historical performance.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as an analytical tool. These non-IFRS financial measures do not reflect all items of expense that affect our operations. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore the comparability may be limited.

We compensate for these limitations by reconciling these non-IFRS financial measures to the most directly comparable IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile Adjusted EBITDA from profit (loss) for the year, which is the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented. The adjustments presented below are primarily depreciation expenses that do not result in a cash outflow, temporary expenses and non-operating income and expenses.

	For the year ended March 31,
	2024	2025	2026
	(in millions of yen, except percentages)
Profit (loss) for the year (period)	¥(830)	¥39,157	¥117,810
Add: Income tax expense (benefit)	841	(4,196)	(37,865)
Add: Share of loss of investments accounted for using the equity method (1)	—	549	137
Add: Depreciation and amortization	17,549	20,093	23,758
Add: Share-based payment expenses (2)	—	—	1,730
Add: Amortization of contract cost	1,043	1,297	1,724
Add: Loss on disposal of property and equipment and intangible assets	1,674	702	1,356
Add: Listing-related expenses (3)	286	302	2,202
Add: M&A-related expenses (4)	17	330	593
Add: Net interest expense (income) from corporate borrowings and treasury assets (5)	498	416	(316)
Adjusted EBITDA	¥21,078	¥58,650	¥111,130
Divided by: Total revenue	254,611	299,078	380,662
Adjusted EBITDA Margin (6)	8%	20%	29%

(1) Share of loss of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Share-based payment expenses represent compensation granted to directors, officers, and employees in exchange for their services, consisting of equity-settled awards (non-cash expenses) and cash-settled awards (expenses involving future cash outflows). These expenses are recognized by allocating the fair value of each award over its respective vesting period. Prior to the IPO on March 12, 2026, no share-based payment expenses were recognized as the vesting conditions had not been met. Following the completion of PayPay’s IPO, the cumulative expense recognition commenced in the fourth quarter ended March 31, 2026. Notably, in the calculation of Adjusted EBITDA, only equity-settled share-based payment expenses are adjusted as non-cash items, while cash-settled expenses are not adjusted.

(3) Listing-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with the preparations for our initial public offering.

(4) M&A-related expenses, which consist of the fees and expenses of the professional advisors that we hired in connection with acquisitions and investments, such as our acquisition of PayPay Bank Corporation and PayPay Securities Corporation and accrued expenses related to holdbacks in connection with a prior acquisition.

(5) Net interest expense (income) from corporate borrowings and treasury assets comprises interest expense on borrowings from LY Corporation, offset by interest income derived from guarantee deposits, cash and cash equivalents, and Japanese government securities within the payment segment.

(6) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenue.

Other Key Metrics

	For the year ended March 31,
	2024	2025	2026
	(in millions of yen, unless otherwise indicated)
Operating profit	¥11	¥35,510	¥80,082
Operating profit margin	—%	12%	21%
Profit (loss) for the year (period)	¥(830)	¥39,157	¥117,810
Profit (loss) for the year (period) margin	—%	13%	31%

Non-IFRS Financial Measure:
Adjusted EBITDA (1)	¥21,078	¥58,650	¥111,130
Adjusted EBITDA Margin (2)	8%	20%	29%

	(in trillions of yen, unless otherwise indicated)
Operating Metrics:
Consolidated
Total GMV (3)	¥12.73	¥15.68	¥19.36
Payment segment
Payment Segment GMV (4)	¥12.46	¥15.39	¥19.03
Take Rate (5)	1.70%	1.61%	1.64%
Cost Rate (6)	1.73%	1.42%	1.30%
PayPay MTU (millions of users) (7)	33.2	37.2	41.0
PayPay Number of Transactions (millions of transactions) (8)	6,367.7	7,806.6	9,243.4
Financial service segment
PayPay Bank Balance of Deposits (billions of yen) (9)	¥1,685.2	¥1,841.0	¥2,269.1
PayPay Bank Balance of Loans (billions of yen) (10)	¥723.8	¥926.9	¥1,238.6

(1) Adjusted EBITDA is defined as profit for the year (period) plus income tax expense (benefit), share of loss of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, share-based payment expense, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

(3) Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of PayPay Debit GMV and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.

(4) Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.

(5) Take Rate is defined as Payment segment’s Total Revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(6) Cost Rate is defined as Payment segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(7) PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(8) PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(9) PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.

(10) PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

Item 6. Directors, Senior Management and Employees

A Directors and senior management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Name	Position	Date of Birth	Date of appointment as director or executive officer	Date of joining our Company
Ichiro Nakayama	President, Representative Director, CEO and Corporate Officer	September 21, 1969	June 2018	June 2018
Takeshi Idezawa	Director (Part-time)	June 9, 1973	June 2023	June 2023
Yoshimitsu Goto	Director (Part-time)	February 15, 1963	June 2019	June 2019
Junichi Miyakawa	Director (Part-time)	December 1, 1965	June 2025	June 2025
Fumiya Takasu	Director (Part-time)	November 18, 1972	June 2026	June 2026
Yasuyoshi Karasawa	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	October 27, 1950	June 2023	June 2023
Paul Yonamine	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	August 20, 1957	June 2023	June 2023
Hiroko Kono	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	May 8, 1965	June 2023	June 2023
Hiroto Kaneko	Independent Outside Director (Part-time), Audit and Supervisory Committee Member	February 26, 1957	June 2023	June 2023
Hajime Baba	Executive Vice President, Co-COO and Corporate Officer	September 7, 1965	June 2023	June 2018
Masamichi Yasuda	Executive Vice President, Co-COO and Corporate Officer	August 22, 1960	June 2023	October 2021
Masanori Sode	Managing Corporate Officer, CAO and CHRO	August 27, 1963	June 2023	June 2018
Wataru Kagechika	Managing Corporate Officer and CFO	June 4, 1974	July 2023	January 2022

(1)
Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono, and Hiroto Kaneko satisfy the requirements for outside directors under the Companies Act.
(2)
The terms of office of all current directors will expire at the close of the ordinary general meeting of shareholders relating to the fiscal year 2026.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Ichiro Nakayama joined our predecessor, Pay Corporation, in June 2018, and has since served as our President, Representative Director, Corporate Officer and Chief Executive Officer. He received his bachelor’s degree in economics from Meiji Gakuin University in 1994, and started his career at International Digital Communication Inc. (currently IDC Frontier Inc.) in April 1994. Mr. Nakayama served in various key positions, including Representative Director and President of IDC Frontier Inc. and Representative Director and Executive Vice President of Ikyu Corporation prior to joining us. He also served as Director of Z Financial Corporation (currently LY Corporation). He concurrently serves as Director of Fukuoka SoftBank HAWKS Corp., Representative Director of PayPay SC Corporation, and Director of SoftBank Corp.

Takeshi Idezawa joined us as our Director in June 2023. He received his bachelor’s degree in political science and economics from Waseda University in 1996 and started his career at Asahi Mutual Life Insurance Company in April 1996. He served various key positions, including President and Representative Director of livedoor Co., Ltd. (currently NHN Techorus Corp.), President, Representative Director and CEO of LINE Corporation (currently A Holdings Corporation), Representative Director of LINE Book Distribution Corporation, Representative Director of LINE Digital Frontier Corporation and Representative Director and Co-CEO of Z Holdings Corporation (currently LY Corporation). He concurrently serves as President and Representative Director and CEO of LY Corporation, President and Representative Director of B Holdings Corporation, and Director of SoftBank Corp.

Yoshimitsu Goto joined us as our Director in June 2019. He received his bachelor’s degree in social sciences from Hitotsubashi University in 1987, and he started his career at The Yasuda Trust and Banking Co., Ltd. (currently Mizuho Trust & Banking Co., Ltd.) in April 1987, and joined SoftBank Corp. (currently SoftBank Group Corp.) in June 2000. Mr. Goto served in various key positions, including Director of Vodafone K.K. (currently SoftBank Corp.) and Director of SoftBank Payment Service Corp. (currently SB Payment Service Corp.). He concurrently serves as Representative Director, President, CEO & Acting Owner of Fukuoka SoftBank HAWKS Corp. and Board Director,

Corporate Officer, Senior Vice President, CFO & CISO of SoftBank Group Corp., in addition to serving as an officer or director at several other SoftBank Group companies.

Junichi Miyakawa joined us as our Director in June 2025. He received his bachelor’s degree in Buddhist studies from Hanazono University in 1988, and started his career as the Representative Director and President of KK Momotaro Internet and has served in various key positions with our parent company, including Representative Director & President of DTH Marketing Corp. (currently SoftBank Corp.), and Representative Director & CTO, Technology Unit Head and Technology Strategy Unit Head of SoftBank Corp. prior to joining us. Mr. Miyakawa concurrently serves as the President, Managing Executive Officer and CEO of SoftBank Corp. and Representative Director & Chairman of B Holdings Corporation.

Fumiya Takasu joined us as our Director in June 2026. He received his bachelor’s degree in business administration from Chuo University in 1996, and started his career at OMRON Microcomputer Systems, Inc. (currently SoftBank Group Corp.) in April of the same year. He served in various key positions, including President and CEO of SB Mobile Service Corp. and President and CEO of SB Power Corp. Mr. Takasu currently serves as Senior Vice President of SoftBank Corp., Director of RBJ Corp., and Director of SB Power Corp.

Yasuyoshi Karasawa joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in economics from Kyoto University in 1975, and he started his career at Sumitomo Marine and Fire Insurance Co., Ltd. (currently Mitsui Sumitomo Insurance Co., Ltd.) in April 1975. He served in various key positions in the company, eventually becoming their Representative Director, President & CEO in April 2010, and also served as the Representative Director and Executive Officer of MS&AD Insurance Group Holdings prior to joining us. Mr. Karasawa concurrently serves as Special Advisor of Mitsui Sumitomo Insurance Co., Ltd.

Paul Yonamine joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in science in business administration from the University of San Francisco in 1979, and started his career at Peat, Marwick, Mitchell & Co. (currently KPMG LLP) in June 1979. He served in various key positions, including Managing Partner of KPMG LLP Hawaii, Chairman and CEO of KPMG Global Solutions LLC (currently PwC Advisory LLC), Representative Director, President & CEO of Hitachi Consulting Co., Ltd., Representative Director, President and CEO of IBM Japan, Ltd., Director and Chairman of GCA Corporation, Chairman and CEO of Central Pacific Bank, and Representative Director & Chairman of Central Pacific Financial Corp. Mr. Yonamine concurrently serves as Outside Director of Sumitomo Mitsui Banking Corporation, Outside Director of Seven & i Holdings Co., Ltd. and Chairman Emeritus of Central Pacific Bank.

Hiroko Kono joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. She received her bachelor’s degree in philosophy from Waseda University in 1989, started her career at Mitsubishi Corporation in April 1989 and joined Capital International Research, Inc. in July 1992 where she worked in its Tokyo Office, Los Angeles Headquarters and Washington, D.C. Office. Ms. Kono also served as Executive Director and Head of Operations of International School of Asia, Karuizawa and Head of Operations of UWC ISAK Japan. She concurrently serves as Senior Executive Coach of COACH A Co., Ltd., Outside Director of Life Corporation, and Outside Director and Audit and Supervisory Committee Member of Satudora Holdings Co., Ltd.

Hiroto Kaneko joined us as our Independent Outside Director and Audit and Supervisory Committee Member in June 2023. He received his bachelor’s degree in economics from Waseda University in 1980, and started his career at Arthur Andersen & Co in Japan (currently KPMG AZSA LLC) in April 1980 as Japanese Certified Public Accountant. Mr. Kaneko served as audit partner of many Japanese global public companies and played various key roles, including the Board Member of KPMG AZSA LLC. He is now running his own CPA office and concurrently serves as Audit and Supervisory Committee Member of H.I.S. Co., Ltd. and Outside Corporate Auditor of Oriental Yeast Co., Ltd., respectively.

Hajime Baba joined our predecessor, Pay Corporation, in June 2018 and currently serves as our Vice President, Corporate Officer and Co-Chief Operating Officer. Mr. Baba started his career at Nihon SoftBank (currently SoftBank Group Corp.) in April 1988, and has since served various key positions within the organization, including President and Representative Director of SB Power Corp. and Corporate Officer and Advisor of SoftBank Corp.

Masamichi Yasuda joined us in October 2021 and currently serves as our Vice President, Corporate Officer and Co-Chief Operating Officer. He started his career at The Bank of Tokyo, Ltd. (currently MUFG Bank, Ltd.) in April 1983, and has served various key positions, including US Treasurer and Deputy CFO at Union Bank, Director, CRO and Chief Executive of Global Markets at Mitsubishi UFJ Financial Group, and Deputy President of Mitsubishi UFJ Morgan Stanley Securities., prior to joining us. Mr. Yasuda concurrently serves as Director of PayPay Securities Corporation, Director of Credit Engine, Inc. and Director of PayPay Bank Corporation.

Masanori Sode joined our predecessor, Pay Corporation in June 2018 and currently serves as our Managing Corporate Officer, Chief Administrative Officer and Chief Human Resource Officer. He started his career at The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) in April 1986, and served in various key positions, including Representative Director of Netrust, Ltd. (currently LY Corporation) and Executive Vice President and Representative Director of The Japan Net Bank, Limited (currently PayPay Bank Corporation). Mr. Sode concurrently serves as Director of PayPay Card Corporation and PayPay India Private Limited, as well as Person Responsible for Execution of Duties for Kioicho First LLC, Kioicho Second LLC and Kioicho Third LLC.

Wataru Kagechika joined us in January 2022 and currently serves as our Managing Corporate Officer and Chief Financial Officer. He started his career at Industrial Bank of Japan (currently Mizuho Bank, Ltd.) in April 1998. Before joining PayPay, he served as Deputy General Manager of the Financial Planning Dept. and Strategic Planning Dept. of Mizuho Financial Group, Inc. He was seconded as a General Manager of Corporate Planning Dept. and IR Office at SoftBank Corp., after Director at Americas Department of Mizuho Bank, Ltd. and Senior IR officer at Mizuho Financial Group, Inc. Mr. Kagechika concurrently serves as Director of PayPay India Private Limited.

B Compensation

The aggregate compensation, including bonuses, paid to our directors, members of the Audit and Supervisory Committee and executive officers as a group for the fiscal year ended March 31, 2026 was ¥1,008 million. Such compensation consisted of fixed remuneration and performance-based remuneration. Fixed remuneration is determined based on the position and responsibilities of each individual, while performance-based remuneration is linked to our financial performance and individual contributions.

We also grant stock-based compensation, including stock options, to certain of our directors and executive officers in order to align their interests with those of our shareholders and to incentivize long-term value creation. The details of these stock option plans are described under “Stock Options” below.

For the fiscal year ended March 31, 2026, we did not pay any other material cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our directors and executive officers.

We have adopted a Clawback Policy that complies with applicable SEC and Nasdaq rules. In the event that an accounting restatement is required, following review and deliberation by the Compensation Committee pursuant to such policy, we will seek recovery of any incentive-based compensation determined to have been erroneously awarded and take such other actions as may be required under the policy.

Stock Options

On November 15, 2025, we effected a stock split of one share into 200 shares. Unless otherwise indicated, all numbers of shares underlying stock options and the corresponding exercise prices presented below in this subsection have been retroactively adjusted to reflect the Stock Split.

The principal terms of our stock options are summarized below. The exercise price, number of shares underlying the options, grant date, exercise period, purchase price and applicable performance conditions are described in the tables below. Except as otherwise determined by our board of directors, the stock options are generally subject to continued service conditions and, for certain series, performance-based conditions, including market capitalization thresholds.

2nd Series Stock Option–46th Series Stock Option (Trust-type Stock Options)

In August 2022, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through trust-type stock options. Under this plan, we issued stock options to purchase 11,636,000 common shares on August 29, 2022, which were initially held by a trustee. On December 5, 2022, we granted a portion of those stock options to certain of our directors, corporate officers and employees, whereby the trustee transferred stock options to purchase 4,589,200 common shares to our directors, corporate officers and employees pursuant to a resolution of our board of directors. As of April 30, 2025, the remaining trust-type stock options to purchase 7,046,800 common shares were forfeited and extinguished, and by May 30, 2025, the trust-type stock options to purchase 580,000 common shares that were registered were forfeited and extinguished due to retirement.

For the issuance of the stock options under this plan, funds were entrusted to the trustee by Z Holdings Corporation (currently LY Corporation) and SoftBank Corp., each in equal amounts, based on which the trustee paid the purchase price of the stock options to us. We account for share-based compensation in accordance with IFRS 2, “Share-based Payment.” The fair value of stock options is measured at the grant date and recognized over the applicable vesting period. See Notes 28 and 35 to our audited consolidated financial statements included elsewhere in this Annual Report.

Transfer of the stock options required an approval by our board of directors. A stock option holder generally could not exercise stock options if they were no longer a director, corporate officer or employee of us, except under limited circumstances or as otherwise determined by our board of directors. In addition, a stock option holder generally could not exercise stock options unless our common shares or depository receipts or other securities representing our common shares were listed on any financial instrument exchanges. Moreover, certain of our stock options could not be exercised unless the amount of our market capitalization exceeded a certain threshold, which constituted a performance-based vesting condition. Unvested or unexercisable stock options were generally forfeited upon termination of service. The amount of our market capitalization was the product of (a) the number of our outstanding common shares excluding treasury shares we may hold and (b) a price per share that was calculated based on a market price of our common shares or depository receipts or other securities representing our common shares listed on a financial instrument exchange. On June 11, 2026, the knockout condition applicable to the trust-type stock option plan was triggered. As a result, all remaining outstanding stock options under the 2nd through 46th Series Stock Option plan were automatically extinguished pursuant to the terms of the applicable award agreements. As of June 15, 2026, no stock options remained outstanding under this plan.

The following table summarizes the stock options we have issued under the trust-type stock option plan.

Restricted Stock Units

In October 2025 and November 2025, our Board of Directors and extraordinary general meeting of shareholders, respectively, approved resolutions to introduce a framework for stock-based compensation in the form of restricted stock units (“RSUs”) for our directors, including separate frameworks for (i) director(s) other than members of the Audit and Supervisory Committee and (ii) members of the Audit and Supervisory Committee.

For director(s) other than members of the Audit and Supervisory Committee, the resolutions approved an annual maximum remuneration limit for RSU-based compensation of up to ¥1.0 billion in value and up to 500,000 shares per fiscal year in the aggregate. For members of the Audit and Supervisory Committee, the resolutions approved an annual maximum remuneration limit for RSU-based compensation of up to ¥500 million in value and up to 250,000 shares per fiscal year in the aggregate.

These resolutions were adopted solely to establish the upper limits and general framework for RSU-based compensation as required under the Companies Act of Japan. At this time, the substantive design and operational details of any RSU program, including grant timing, vesting conditions, performance criteria (if any), individual allocation amounts and other terms, have not been determined. Any such details will be resolved separately by our Board of Directors or through discussions among the Audit and Supervisory Committee members, as applicable. There can be no assurance that RSUs will be granted up to the approved limits, or at all.

47th Series Stock Option (Tax qualified-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers and employees through tax qualified-type stock options. Under this plan, on May 31, 2025, we granted stock options to purchase 7,625,400 common shares. By June 15, 2026, stock options to purchase 309,800 common shares had been forfeited and extinguished due to employee departures.

48th Series Stock Option (Tax qualified-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors and corporate officers through tax qualified-type stock options. Under this plan, on May 31, 2025 we granted stock options to purchase 535,000 common shares.

49th Series Stock Option (One-yen-exercisable at retirement-type Stock Options)

In April 2025, our shareholders approved a plan to grant stock options to our directors, corporate officers through one-yen-exercisable at retirement-type stock options. Under this plan, on May 31, 2025, we granted stock options to purchase 569,000 common shares.

The following table summarizes stock options granted under our stock option plans.

Series	Type	Number of common shares underlying stock options	Exercise price (per share)	Beginning of exercise period	Expiration date	Minimum of market capitalization to exercise stock options	Purchase price
2nd	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	—		¥106,133,700
3rd	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	—		¥95,638,350
4th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	—		¥91,044,000
5th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	—		¥88,009,200
6th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	—		¥84,892,080
7th	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥3 trillion		¥50,211,200
8th	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥3 trillion		¥43,537,530
9th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥3 trillion		¥41,647,110
10th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥3 trillion		¥40,277,520
11th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥3 trillion		¥39,120,120
12th	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥4 trillion		¥39,633,600
13th	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥4 trillion		¥35,598,560
14th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥4 trillion		¥34,499,940
15th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥4 trillion		¥32,027,340
16th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥4 trillion		¥31,179,240
17th	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥5 trillion		¥25,746,660
18th	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥5 trillion		¥25,634,880
19th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥5 trillion		¥19,778,720
20th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥5 trillion		¥10,997,180
21st	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥5 trillion		¥10,812,900
22nd	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥6 trillion		¥17,106,440
23rd	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥6 trillion		¥17,054,180
24th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥6 trillion		¥15,781,480
25th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥6 trillion		¥15,717,000
26th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥6 trillion		¥12,094,320
27th	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥7 trillion		¥6,759,800
28th	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥7 trillion		¥6,745,200
29th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥7 trillion		¥6,748,850
30th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥7 trillion		¥6,737,900
31st	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥7 trillion		¥6,719,650
32nd	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥8 trillion		¥7,362,600
33rd	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥8 trillion		¥7,337,400
34th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥8 trillion		¥7,358,400
35th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥8 trillion		¥7,008,000
36th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥8 trillion		¥7,016,000
37th	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥9 trillion		¥8,693,230
38th	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥9 trillion		¥8,655,920
39th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥9 trillion		¥8,438,220
40th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥9 trillion		¥8,474,480
41st	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥9 trillion		¥8,484,840
42nd	Trust-type	—	¥1,300	April 1, 2024	March 31, 2033	¥10 trillion		¥12,774,080
43rd	Trust-type	—	¥1,300	April 1, 2025	March 31, 2033	¥10 trillion		¥12,749,000
44th	Trust-type	—	¥1,300	April 1, 2026	March 31, 2033	¥10 trillion		¥12,782,440
45th	Trust-type	—	¥1,300	April 1, 2027	March 31, 2033	¥10 trillion		¥12,916,200
46th	Trust-type	—	¥1,300	April 1, 2028	March 31, 2033	¥10 trillion		¥12,916,200
47th	Tax qualified	7,315,600	¥1,300	April 25, 2027	April 23, 2035	¥—	¥	Nil
48th	Tax qualified	535,000	¥1,300	April 25, 2027	April 23, 2035	¥—	¥	Nil
49th	One-yen exercisable	569,000	¥1	June 1, 2025	May 31, 2045	¥—	¥	Nil

The following table summarizes the outstanding 48th and 49th Series Stock Options held by our directors and executive officers as of June 15, 2026.

Name	Title	Number of Common Shares Underlying Stock Options Granted	Grant Date
Ichiro Nakayama	President, Representative Director, CEO and Corporate Officer	*	May 31, 2025
Hajime Baba	Executive Vice President, Co-COO and Corporate Officer	*	May 31, 2025
Masamichi Yasuda	Executive Vice President, Co-COO and Corporate Officer	*	May 31, 2025
Masanori Sode	Managing Corporate Officer, CAO and CHRO	*	May 31, 2025
Wataru Kagechika	Managing Corporate Officer and CFO	*	May 31, 2025

* We have not disclosed the number of common shares underlying the stock options granted to each individual where such amount is less than 1% of our total outstanding shares and such information is not otherwise individually required to be disclosed under Japanese law or publicly disclosed by us. We believe that such individual information is not material to investors.

Dilution

As of June 15, 2026 the total number of common shares underlying outstanding stock options represented approximately 1.24% of our total outstanding common shares. If all outstanding stock options were exercised, such exercises would result in dilution to existing shareholders.

C Board Practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for information about the terms of service of the members of our Board of Directors, including the period during which each director has served in that office and the expiration of their current term.

Board of Directors

All directors are elected by our shareholders at a general meeting of shareholders, with directors who are Audit and Supervisory Committee members being elected separately from other directors. Our articles of incorporation provide for a board of directors consisting of at most ten directors who are not Audit and Supervisory Committee members and at most five directors who are members of the Audit and Supervisory Committee. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal year ending within one year after their election, and the term of office for directors who are members of the Audit and Supervisory Committee expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal year ending within two years after their election. As of the date of this Annual Report, our board of directors is comprised of nine directors, including four Audit and Supervisory Committee members. Directors and Audit and Supervisory Committee members may serve any number of consecutive terms.

Audit and Supervisory Committee

We have adopted the audit and supervisory committee system under the Companies Act. Regarding our directors who are Audit and Supervisory Committee members, all must be financially literate, and at least one must qualify as an “audit committee financial expert” under the Sarbanes-Oxley Act. (For disclosure regarding our financial expert, see “Item 16A. Audit committee financial expert”.) They may not serve concurrently as executive directors, managers, or any other type of employee for us or our subsidiaries. In addition, more than half of the committee members must be outside directors as defined under the Companies Act. The Audit and Supervisory Committee has a statutory duty to audit the performance of duties by directors and prepare an annual audit report. The committee's duties also include, among others, assuming direct responsibility for the appointment and oversight of the independent registered public accounting firm, consenting to such firm’s fees, and deciding the committee's opinion regarding the appointment, dismissal, and compensation of directors who are not committee members. As of the date of this Annual Report, the members of our Audit and Supervisory Committee are Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono, and Hiroto Kaneko, with Yasuyoshi Karasawa serving as the chairperson.

Nominating Committee and Compensation Committee

We voluntarily established a Nominating Committee and a Compensation Committee in July 2023 to enhance the independence, objectivity, and accountability of our board of directors. Each committee is comprised of at least three directors, at least two of whom are Audit and Supervisory Committee members that meet the definition of outside director under the Companies Act. The Nominating Committee must convene at least once a year to assess the competencies and diversity of directors, review the President’s succession plan, and review the qualifications of director candidates to be proposed for election at the general meeting of shareholders. The Compensation Committee is required to meet at least once a year to advise on the implementation of the Clawback Policy, the policy for determining individual compensation of directors (excluding Audit and Supervisory Committee members) and the content of that compensation. As of the date of this Annual Report, the members of our Nominating Committee are Paul Yonamine, Hiroko Kono, and Ichiro Nakayama. The members of our Compensation Committee are Yasuyoshi Karasawa, Hiroto Kaneko, and Ichiro Nakayama.

Service Contracts

None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment. Directors participate in our shareholder‑approved equity plans; any post‑termination vesting or exercise provisions are plan‑based and described in “Items 6. Directors, Senior Management and Employees—B. Compensation”.

D Employees

As of March 31, 2026, we had 4,567 employees, compared to 4,062 and 3,829 employees as of March 31, 2025 and 2024, respectively. The number of employees presented above represents the number of full-time employees on a consolidated basis and excludes temporary employees, including contract employees, dispatched workers and part-time employees. The change in the number of employees over the periods presented was primarily attributable to the expansion of our product and engineering functions, as well as growth in our sales and merchant support operations in connection with the continued increase in the number of registered users and merchants on our platform.

The following tables set forth a breakdown of our employees by employee category, business segment and geographic region as of March 31, 2026.

By employee category:

	PayPay Corporation (non- consolidated)	PayPay Card Corporation	PayPay Bank Corporation	PayPay Securities Corporation (non- consolidated)
Total employees(1)	2,159	1,645	1,137	147
Full-time, regular employees	1,994	1,357	768	134
Fixed-term contract employees	54	73	37	1
Temporary agency employees	111	215	332	12
Total employees seconded from SoftBank Group companies (1)	60	63	232	54
Seconded from SoftBank Corp.	9	2	1	—
Seconded from LY Corporation	26	11	42	—

(1)
The number of total employees seconded from SoftBank Group companies is included in the number of total employees.

By business segment:

Payment: 3,529

Financial Services: 1,038

By geographic region:

Japan: 4,389

India: 178 (primarily supporting technology development and operations)

A significant portion of our employees are engaged in engineering and product development, as well as customer support and operational functions supporting our platform.

We are not subject to any collective bargaining agreements, and none of our employees are represented by labor unions. We have not experienced any material labor disputes, and we believe that our relationship with our employees is good.

E Share ownership

As of the date of this Annual Report, our directors and executive officers as a group beneficially owned 97,035 common shares represented by American Depositary Shares, or ADSs, representing 0.01% of our outstanding common shares.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes shares issuable upon the exercise of stock options. The percentage ownership is based on the number of common shares outstanding. Unless otherwise indicated, beneficial ownership is direct.

Holders of ADSs are not entitled to exercise voting rights directly with respect to the underlying common shares, and none of the ADSs held by our directors and executive officers carries voting rights that are different from those of other ADS holders. Information regarding stock options held by our directors and executive officers is disclosed in “Item 6.B. Compensation—Stock Options.”

	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares Beneficially Owned
Directors and Executive Officers(1)
Ichiro Nakayama	57,078	*
Takeshi Idezawa	—	—
Yoshimitsu Goto	—	—
Junichi Miyakawa	—	—
Fumiya Takasu	—	—
Yasuyoshi Karasawa	—	—
Paul Yonamine	—	—
Hiroko Kono	—	—
Hiroto Kaneko	—	—
Hajime Baba	—	—
Masamichi Yasuda	14,400	*
Masanori Sode	15,278	*
Wataru Kagechika	10,278	*
All Directors and Executive Officers as a Group	97,035	*

* Represents beneficial ownership of less than 1% of our outstanding common shares.
Owned shares and percentages are rounded to the nearest whole percentage or decimal place, as applicable.

F Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of our Clawback Policy.

Item 7. Major Shareholders and Related Party Transactions

A Major shareholders

The following table sets forth information regarding the beneficial and record ownership of our common shares as of May 31, 2026, by each person known to us to beneficially or of record own 5% or more of our outstanding common shares.

Shareholder	Number of Shares Owned	Percentage of Total Shares Outstanding
B Holdings Corporation	318,721,600	47.07%
SVF II Piranha (DE) LLC	192,829,840	28.48%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	63,504,895	9.38%
SoftBank Corp.	51,043,400	7.54%
LY Corporation	51,043,400	7.54%
Total	677,143,135	100.00%

The Bank of New York Mellon holds these shares of record solely in its capacity as the depositary for our American Depositary Receipt program and does not exercise beneficial ownership over these shares in its own right.

None of our shares of common stock entitles the holder to any preferential voting rights.

During the past three years, the percentage ownership of our major shareholders changed as follows. Based on our shareholder register and related transfer records, B Holdings Corporation, SVF II Piranha (DE) LLC, SoftBank Corp. and LY Corporation held approximately 54.78%, 34.00%, 5.61% and 5.61%, respectively, of our outstanding common shares as of March 31, 2023, and approximately 49.99%, 34.00%, 8.01% and 8.01%, respectively, after giving effect to the capital increase on April 10, 2025. The subsequent changes to the percentages shown in the table above primarily resulted from SVF II Piranha (DE) LLC’s sale of common shares in our initial public offering and our issuances of common shares in connection with the initial public offering, the exercise of the over-allotment option and stock option exercises. The 200-for-1 stock split effected on November 15, 2025 did not affect their percentage ownership.

As of May 31, 2026, 256,334,735 common shares, or 37.86% of our outstanding common shares, were held of record in the United States by two record holders: The Bank of New York Mellon, as depositary for our ADR program, which held 63,504,895 common shares, or 9.38% of our outstanding common shares, and SVF II Piranha (DE) LLC, which held 192,829,840 common shares, or 28.48% of our outstanding common shares. The Bank of New York Mellon holds such shares solely in its capacity as depositary and does not beneficially own them in its own right.

As of May 31, 2026, except for The Bank of New York Mellon, all of our major shareholders listed above were directly or indirectly controlled by SoftBank Group Corp., a Japanese public company listed on the Tokyo Stock Exchange. Accordingly, SoftBank Group Corp. may be deemed to beneficially own 90.62% of the aggregate voting power of our issued and outstanding shares. To our knowledge, there are no arrangements that may, at a subsequent date, result in a change in control of the company.

B Related party transactions

Our material related party transactions since April 1, 2022 are summarized below.

Our Related Party Transaction Policy

Under our current policies, transactions that fall within the scope of Article 356, paragraph (1), item (ii) and (iii) of the Companies Act, which may include transactions between PayPay and SoftBank Corp., LY Corporation, SB Payment Service Corporation, Fukuoka SoftBank HAWKS Corp., PayPay SC Corporation or B Holdings Corporation, for which any of our directors serve as a representative director, are subject to approval by both our Audit and Supervisory Committee and our board of directors regardless of the expected transaction amount. In addition, related party transactions with our controlling shareholders, such as SoftBank Group Corp., that are expected to exceed ¥1 billion are subject to approval by our Audit and Supervisory Committee and by our board of directors. All other transactions that are expected to exceed ¥1 billion are subject to approval by our Audit and Supervisory Committee.

Relationship with SoftBank Group companies

As of May 31, 2026, our principal shareholders were B Holdings Corporation (47.07%), SVF II Piranha (DE) LLC (28.48%), SoftBank Corp. (7.54%) and LY Corporation (7.54%).

SoftBank Group Corp. is the parent company of SoftBank Corp. and LY Corporation. With respect to B Holdings Corporation, SoftBank Corp. holds 50% of its shares and LY Corporation indirectly holds the other 50% of its shares. SoftBank Group Corp. is also a beneficial owner of a majority of shares in SVF II Piranha (DE) LLC. SoftBank Group Corp., SoftBank Corp. and LY Corporation are listed on the Tokyo Stock Exchange.

Since the launch of our PayPay app in 2018, we have had extensive business dealings with affiliated companies ultimately controlled by SoftBank Group Corp., including with respect to promoting and marketing our services, the secondment of employees and outsourcing of services as well as joint branding.

Management Agreement with B Holdings Corporation

On June 16, 2023, we entered into a management agreement with B Holdings Corporation, pursuant to which, as long as we are a consolidated subsidiary of LY Corporation, the prior written approval of B Holdings Corporation is required for us to (a) take any action to issue or grant our shares, stock options, convertible bonds or any other rights to acquire our shares (including disposal of treasury shares and treasury stock acquisition rights) if as a result of such action the percentage of voting rights held by B Holdings Corporation would be 50% or less (on a fully diluted basis assuming the exercise of all outstanding stock options, convertible bonds and rights to acquire our shares) and (b) sell, transfer, assign, grant a security interest in or dispose of assets, including shares, and business owned by us or our consolidated subsidiaries, which account for 20% or more of the book value of our total assets on a consolidated basis as of the latest fiscal year-end, to a third party other than our subsidiaries.

Registration Rights Agreement

In connection with our IPO, we have entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of our principal shareholders identified on the signature pages thereto. The Registration Rights Agreement grants certain demand registration rights, short-form registration rights and piggyback registration rights in respect of our common shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us. The form of the Registration Rights Agreement is filed as an exhibit to this Annual Report.

Private Placement

We have historically funded our operations through the issuance of shares to entities affiliated with SoftBank Group Corp. The following is a history of our securities issuances since April 1, 2022. On November 15, 2025, we effected a stock split of one share into 200 shares. The historical issuances of preferred shares and common shares described in this subsection have not been retroactively adjusted to reflect the Stock Split. The numbers of shares underlying stock options and the corresponding exercise prices presented in this subsection have been retroactively adjusted to reflect the Stock Split.

Common Shares

On April 1, 2022, we issued 140,000 common shares to SoftBank Corp., 280,000 common shares to SVF II Piranha (DE) LLC and 140,000 common shares to Yahoo Japan Corporation in exchange of the same number of Class A preferred shares held by them, respectively.

On October 1, 2022, we issued 545,000 common shares to SoftBank Corp. and 545,000 common shares to Z Intermediate Holdings Corporation in exchange of the same number of Class A preferred shares held by them, respectively.

On April 4, 2025, SVF II Piranha (DE) LLC exercised the stock options it purchased from One97 Communications Singapore Private Limited in December 2024 and we issued 159,012 common shares.

On April 10, 2025, we issued 94,802 common shares to SVF II Piranha (DE) LLC, 92,021 common shares to SoftBank Corp. and 92,021 common shares to LY Corporation for an aggregate consideration of JPY 105,722,866,068.

Stock Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Options” above.

Plan-related issuance

On August 29, 2022, we issued 4,215 2nd series stock options, 4,215 3rd series stock options, 4,215 4th series stock options, 4,215 5th series stock options, 4,186 6th series stock options, 2,080 7th series stock options, 1,929 8th series stock options, 1,929 9th series stock options, 1,929 10th series stock options, 1,929 11th series stock options, 1,795 12th series stock options, 1,642 13th series stock options, 1,622 14th series stock options, 1,542 15th series stock options, 1,542 16th series stock options, 1,242 17th series stock options, 1,242 18th series stock options, 962 19th series stock options, 542 20th series stock options 542 21st series stock options, 871 22nd series stock options, 871 23rd series stock options, 806 24th series stock options, 806 25th series stock options, 626 26th series stock options, 365 27th series stock options, 365 28th series stock options, 365 29th series stock options, 365 30th series stock options, 365 31st series stock options, 420 32nd series stock options, 420 33rd series stock options, 420 34th series stock options, 400 35th series stock options, 400 36th series stock options, 533 37th series stock options, 533 38th series stock options, 518 39th series stock options, 518 40th series stock options, 518 41st series stock options, 836 42nd series stock options, 836 43rd series stock options, 836 44th series stock options, 836 45th series stock options and 836 46th series stock options, upon exercise of which an aggregate of the number of shares of our common stock adjusted for the Stock Split, will be acquired at an exercise price of JPY 1,300 per share respectively, and allocated them to Kotaeru Trust Co., Ltd., for future delivery of such stock options in accordance with the trust agreement between Kotaeru Trust Co., Ltd. and SoftBank Corp. and the trust agreement between Kotaeru Trust Co., Ltd. and LY Corporation to directors, corporate officers and employees of us and our subsidiaries designated by us as beneficiaries of the trusts in accordance with the trust management agreement between us, Kotaeru Trust Co., Ltd. and Kotaeru Holdings Co., Inc.

On May 31, 2025, we granted 38,127 47th series stock options and 2,675 48th series stock options through tax qualified-type stock options and 2,845 49th series stock options through one-yen-exercisable at retirement-type stock options. These stock options entitle the holders, upon exercise, to purchase the number of shares of our common stock, adjusted for the Stock Split, at an exercise price of JPY 1,300 per share for the 47th and 48th series stock options and JPY 1 per share for the 49th series stock options, respectively. These stock options were allocated to our directors, corporate officers and other employees.

Transactions in connection with reorganization of PayPay Card Corporation

Company Split

Yahoo Japan Corporation was a wholly-owned subsidiary of Z Holdings Corporation before they merged to form LY Corporation. On October 1, 2022, PayPay Card Corporation took over LY Corporation’s (then Yahoo Japan Corporation) credit card merchant acquiring business for PayPay Card by means of a company split and PayPay Card Corporation issued 5,426 of its shares to LY Corporation (then Yahoo Japan Corporation) as consideration.

Share Purchase

On October 1, 2022, upon completion of the company split, we purchased all shares in PayPay Card Corporation from LY Corporation (then Yahoo Japan Corporation) for ¥63 billion pursuant to a share purchase agreement, whereby PayPay Card Corporation became our wholly-owned subsidiary.

Distribution of Dividend

On September 30, 2022, prior to the above acquisition, PayPay Card Corporation, which was LY Corporation’s (then Yahoo Japan Corporation) wholly-owned subsidiary at the time, distributed dividends of ¥37 billion to LY Corporation (then Yahoo Japan Corporation) pursuant to the share purchase agreement between LY Corporation (then Yahoo Japan Corporation) and us.

Issuance of Shares

On October 7, 2022, PayPay Card Corporation issued 5,018 of its shares to us and we paid ¥37 billion to PayPay Card Corporation as consideration.

Transactions in connection with acquisition of shares in PayPay Securities Corporation

Purchase of Newly Issued Shares

On April 10, 2023, we purchased 65,560 newly issued shares of PayPay Securities Corporation at a price of ¥100,000 per share while SoftBank Corp. and Mizuho Securities Co., Ltd. purchased 13,536 and 20,904 such shares, respectively. Upon the completion of this transaction, we held 35.0% shares in PayPay Securities Corporation while SoftBank Corp., Mizuho Securities Co., Ltd. and Z Holdings Corporation held 30.6%, 34.0% and 0.4%, respectively, whereby PayPay Securities Corporation remained a subsidiary of SoftBank Corp.

Share Purchase and Third-Party Allotment of New Shares

On April 1, 2025, we purchased 57,265 shares of PayPay Securities Corporation at a price of ¥100,000 per share from SoftBank Corp. and 800 shares from LY Corporation, as well as acquired 70,000 new shares through a third-party allotment at the same price. Upon completion of this transaction, we held 75.2% of PayPay Securities Corporation while Mizuho Securities Co., Ltd. held 24.8%, making PayPay Securities Corporation our consolidated subsidiary.

Transactions in connection with acquisition of shares in PayPay Bank Corporation

On December 13, 2022, PayPay Bank Corporation conducted a third-party allotment of 883,000 new shares of non-voting Class A preferred shares at a price of ¥79,200 per share, which were purchased by Z Financial Corporation (currently LY Corporation).

In April 2025, we completed the acquisition of 47.1% of the common shares and 100% of the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation) and Mitsui Sumitomo Insurance Co., Ltd. Upon completion of this transaction, Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 46.6%, 5.3%, 0.5% and 0.5% of the common shares, respectively. Upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, we held 75.5% of the common shares, making PayPay Bank Corporation our consolidated subsidiary. Sumitomo Mitsui Banking Corporation, Fujitsu Ltd., Taiju Life Insurance Company Limited and Sumitomo Life Insurance Company held 21.5%, 2.4%, 0.2% and 0.2%, respectively, of the common shares upon the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares.

Following the conversion of all non-voting Class A preferred shares of PayPay Bank Corporation into common shares, no non-voting Class A preferred shares remain outstanding as of the date of this Annual Report.

Loans to PayPay Card Corporation from LY Corporation

In February 2018, PayPay Card Corporation (then YJ Card Corporation) entered into an agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation (then Yahoo Japan Corporation) agreed to provide loans of up to ¥70 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Yahoo Japan Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Yahoo Japan Corporation). In April 2019, PayPay Card Corporation entered into a ¥10 billion loan agreement with LY Corporation (then Yahoo Japan Corporation) due in December 2027, with a fixed interest rate of 0.5%, for general business purposes, including working capital. As of March 31, 2026, the amount outstanding under this loan agreement was ¥10 billion. There is no remaining committed availability under this loan agreement.

In December 2019, PayPay Card Corporation entered into an agreement with LY Corporation (then Z Holdings Corporation), pursuant to which LY Corporation (then Z Holdings Corporation) agreed to provide loans of up to ¥25 billion to PayPay Card Corporation and PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation (then Z Holdings Corporation) with respect to any contractual obligation between PayPay Card Corporation and LY Corporation (then Z Holdings Corporation). In December 2019, LY Corporation (then Z Holdings Corporation) provided a ¥10 billion loan to PayPay Card Corporation due in December 2028, with a fixed interest rate of 0.6%, for general business purposes, including working capital. As of March 31, 2026, the amount outstanding under this loan agreement was ¥10 billion. There is no remaining committed availability under this loan agreement.

In February 2024, PayPay Card Corporation entered into a ¥15 billion term loan agreement with LY Corporation due in February 2026, with a fixed interest rate of 0.7%, for general business purposes, including working capital. Under the agreement, PayPay Card Corporation agreed to grant a security interest at the request of LY Corporation with respect to any contractual obligation between PayPay Card Corporation and LY Corporation. This loan was repaid in full in February 2026, and as of March 31, 2026, no amount was outstanding under this loan agreement.

In December 2024, LY Corporation and PayPay Card Corporation executed a memorandum of understanding pursuant to which the permitted use of proceeds for the intercompany loans described above was broadened to include business investments (including the provision of working capital and loans to PayPay Corporation for its business investments). The other principal terms of the loan agreements remain the same. The memorandum of understanding provides that the parties may agree from time to time to renew or extend the maturity of the loans described above. In the event of such renewal, the date of maturity is extendable unless LY Corporation provides one month of notice that the repayment date will not be extended, with the final maturity being no later than March 29, 2030. Any such renewal bears interest at a rate equal to LY Corporation’s average funding cost as of the day after the repayment date prior to the extension plus a spread of 0.1. As of March 31, 2026, the aggregate outstanding principal amount of the loans described above was ¥20 billion, consisting of the April 2019 and December 2019 loans, and the February 2024 term loan had been repaid in full in February 2026.

Cash Deposits by PayPay Card Corporation with LY Corporation

In October 2021, PayPay Card Corporation entered into a cash deposit agreement with LY Corporation (then Z Holdings Corporation) with a floating interest rate to be monthly agreed at no more than 2% per annum in order to improve funding efficiency through group financing, pursuant to which PayPay Card Corporation has deposited cash to LY Corporation (previously Z Holdings Corporation). Under the agreement, the deposits can be withdrawn by PayPay Card Corporation based on its financial and business needs, after discussing with LY Corporation. In addition, the agreement may be terminated based on PayPay Card Corporation’s financial and business needs only upon discussion with LY Corporation.

Transactions with LY Corporation

Yahoo Japan Corporation was a wholly-owned subsidiary of Z Holdings Corporation before they merged to form LY Corporation.

Settlement Fee for e-commerce

On January 9, 2019, we entered into an agency agreement with LY Corporation (then Yahoo Japan Corporation), pursuant to which LY Corporation acts as an agent for its merchants using our payment settlement services on e-commerce platforms operated by LY Corporation, whereby LY Corporation pays settlement fees to us on behalf of the merchants.

Collaborative Promotion

LY Corporation (previously Yahoo Japan Corporation) has utilized PayPay Points as its loyalty points offered to its customers. For instance, LY Corporation (previously Yahoo Japan Corporation) has offered promotional campaigns from time to time to customers of its e-commerce platforms such as Yahoo! JAPAN Shopping. LY Corporation pays to us cash amounts, which we record under our assets, corresponding to PayPay Points granted to its customers which are recorded as PayPay Users’ deposits under our liabilities, helping us to add LY Corporation’s customers to our user base.

In October 2022, we entered into an agreement with LY Corporation (then Yahoo Japan Corporation) on promotion, advertising, user acquisition and user incentives, pursuant to which LY Corporation (then Yahoo Japan Corporation) produced and placed advertisements for promotional campaigns to grant PayPay Points to customers using our payment settlement services on its e-commerce platform by allocating expenses between LY Corporation (then Yahoo Japan Corporation) and us.

Agency Agreement for PayPay Card’s Merchant Acquisition

On July 30, 2018, we entered into an agency agreement with LY Corporation (then Yahoo Japan Corporation) for the PayPay Card (then YJ Card) credit card merchant acquiring business operated by LY Corporation (then Yahoo Japan Corporation) as the acquirer at that time. Under the agreement, we have been acting as an agent for PayPay merchants who applied for PayPay Card membership, whereby we receive merchants’ receivables generated from payments using PayPay Cards at their shops from the acquirer and pay settlement fees to the acquirer on behalf of the merchants. On October 1, 2022, PayPay Card Corporation succeeded the status as a party to this agreement, or the status as the acquirer, from LY Corporation (then Yahoo Japan Corporation).

Settlement Fee for e-commerce (PayPay Card Corporation)

Since October 2022, LY Corporation (previously Yahoo Japan Corporation) has been acting as an agent for merchants using its e-commerce platforms, where PayPay Card (previously YJ Card) can be used as a payment method, whereby LY Corporation pays settlement fees on behalf of the merchants to PayPay Card Corporation (previously YJ Card Corporation).

For the transactions described above, we recorded revenue for the years ended March 31, 2024, 2025 and 2026 of ¥15.7 billion, ¥18.3 billion and ¥21.9 billion, respectively. In addition, the volume of rendering settlement service for the years ended March 31, 2024, 2025 and 2026 were ¥1,769.0 billion, ¥1,825.1 billion and ¥2,097.8 billion, respectively.

PayPay Points Arrangements Paid to LY Corporation (previously Yahoo Japan Corporation) (PayPay Card Corporation)

PayPay Card holders who use PayPay Card to make purchases on LY Corporation’s (previously Yahoo Japan Corporation) e-commerce platforms are granted PayPay Points equivalent to a percentage of the value of such purchases. PayPay Card Corporation pays to LY Corporation cash amounts corresponding to the PayPay Points granted through the purchases described above.

We award PayPay Points to new PayPay Card holders in exchange for the issuance of PayPay Card and additional PayPay Points when a certain number of purchases are made with PayPay Card following such issuance as an incentive to increase our PayPay Card holder base and the use of PayPay Card. When new cardholders apply for PayPay Card through LY Corporation’s e-commerce platforms, PayPay Card Corporation pays to LY Corporation cash amounts, corresponding to the PayPay Points awarded as a result of the application and subsequent purchases described above.

For the transactions described above, we recorded expenses of user incentives as transaction and service deductions for the years ended March 31, 2024, 2025 and 2026 of ¥6,573 million, ¥2,814 million and ¥2,897 million, respectively.

Transactions with SoftBank Corp.

Collaborative Promotion

SoftBank Corp. has utilized PayPay Points, PayPay Point Code with which users can pre-load their PayPay Balance and PayPay Coupons with which users can earn additional PayPay Points for payments using our payment settlement services as part of its loyalty programs offered to its customers. SoftBank Corp. pays to us cash amounts, which we record under our assets, corresponding to PayPay Points, PayPay Point Code and PayPay Coupons granted to its customers, which we record as PayPay User’s deposits under our liabilities, helping us to add SoftBank Corp.’s customers to our user base.

For the transactions described above, the volume of settlement amounts for Granting PayPay points to users on behalf of SoftBank Corp. for the year ended March 31, 2024, 2025 and 2026 were ¥19,888 million, ¥36,385 million and ¥55,699 million, respectively.

Securitization of SoftBank Corp.’s Receivables

SoftBank Corp. has securitized its receivables from installment sales of mobile devices for funding and PayPay Bank Corporation has purchased certain beneficiary interest in those securitized installment receivables from SoftBank Corp. Securitized installment receivables are recorded as securities under our assets on our consolidated statements of financial position.

For the transactions described above, we recorded on securities for the years ended March 31, 2024, 2025 and 2026 of ¥80,278 million, ¥123,050 million and ¥139,630 million, respectively.

Transactions with SB Payment Service Corp.

SB Payment Service Corp. is a wholly-owned subsidiary of SoftBank Corp.

Settlement Fee

SB Payment Service Corp. acts as our payment service provider, among others, and assists our merchants using our payment settlement services. Under a general agency agreement with SB Payment Service Corp., we transfer funds to SB Payment Service Corp. corresponding to the amount of purchases our users make with our PayPay app at merchants’ stores less settlement fees we charge the merchants. SB Payment Service Corp. is then responsible for paying merchants from the transferred funds. SB Payment Service Corp. also provides us with various services, such as access to a payment gateway which connects the merchants to our payment system, and supports our relations with the merchants by checking information provided by the merchants and by communicating with the merchants on our behalf. We pay SB Payment Service Corp. a fee for merchants that connect to our payment system using the payment gateway, which is calculated based on a percentage applied to the value of transactions made through SB Payment Service Corp.’s systems.

For the transactions described above, the volume of settlement amounts for the years ended March 31, 2024, 2025 and 2026 were ¥419.1 billion, ¥721.4 billion and ¥1,011.2 billion, respectively.

Fund Source Cost

When users increase their PayPay Balance by carrier billing or SoftBank Card, a prepaid payment instrument, SB Payment Service Corp. transfers funds to the users’ PayPay Balance as a payment agent and we pay SB Payment Service Corp. a Fund Source Cost and expenses relating to uncollectible receivables. In addition, when SB Payment Service Corp. transfers funds to the users’ PayPay Balance, we record accounts receivable for SB Payment Service Corp. of an equal amount to the amount of funds transferred.

For the transactions described above, we recorded such expenses for the years ended March 31, 2024, 2025 and 2026 of ¥10.2 billion, ¥8.8 billion and ¥8.7 billion, respectively. In addition, the volume of settlement amounts for the years ended March 31, 2024, 2025 and 2026 were ¥912,322 million, ¥615,825 million and ¥591,330 million, respectively.

C Interests of experts and counsel

None.

Item 8. Financial Information

A Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" for our consolidated financial statements included in this document.

Legal Proceedings

See "Item 4 Information on the Company—B. Business Overview—Legal Proceedings" for information about legal proceedings.

Dividend Policy

Declaration of cash dividends will be made by resolution of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, any contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

If we pay any dividends on our common shares, we will pay those dividends which are payable in respect of the common shares underlying the ADSs to the depositary, as the registered holder of such common shares, and the depositary then will pay such amounts to the ADS holders in proportion to the common shares underlying the ADSs held by such ADS holders, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Item 10 Additional Information—E. Taxation—Japanese Taxation” and “Item 12 Description of Securities Other than Equity Securities— D. American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. See “Description of American Depositary Shares.”

B Significant changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A Offer and listing details

PayPay Corporation’s ADSs have been listed on the Nasdaq Global Select Market under the symbol “PAYP” since March 12, 2026. Prior to that date, there was no public trading market for our ADSs.

A part of the ADSs offered in our IPO was allocated to the POWL. All of the ADSs offered in the POWL were offered by Mizuho Securities Co., Ltd. and PayPay Securities Corporation, acting as agent and sub-agent respectively.

B Plan of distribution

Not applicable

C Markets

See “Item 9. The Offer and Listing—A. Offer and listing details” above.

D Selling shareholders

Not applicable

E Dilution

Not applicable

F Expenses of the issue

Not applicable

Item 10. Additional Information

A Share capital

Not applicable.

B Memorandum and articles of association

Objects and Purposes

Article 2 of our articles of incorporation provides that our purposes are to engage in various businesses, including planning, sales, consultancy, and customer support services related to settlement business and O2O business, information processing and provision services, financial services, including the issuance of prepaid payment instruments and funds transfer services, bank agency business, electronic payment services, money lending, credit card-related services, financial instruments intermediary business, and Type I and Type II financial instruments business and any other business incidental or relating to these activities.

General

We are registered in the commercial register maintained by the Tokyo Legal Affairs Bureau under registry number 0100-01-192707. Our registered head office is located in Chiyoda-ku, Tokyo. Our articles of incorporation provide for a total number of authorized shares of 1,600,000,00 shares. As of May 31, 2026, 677,143,135 common shares were issued and outstanding. All issued common shares are fully-paid and non-assessable and generally transferable.

Our common shares are not subject to redemption or sinking fund provisions, and holders of our common shares are not liable to further capital calls by us. Our articles of incorporation do not contain any provision that discriminates against any existing or prospective holder of our common shares as a result of such holder owning a substantial number of shares.

Directors

Our articles of incorporation provide for a board of directors consisting of at most ten directors who are not Audit and Supervisory Committee members and at most five directors who are Audit and Supervisory Committee members. The term of office for directors who are not Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal year ending within one year after their election. The term of office for directors who are Audit and Supervisory Committee members expires at the close of the ordinary general meeting of shareholders held relating to the last fiscal year ending within two years after their election. The election of directors shall not be based on cumulative voting. Under our Board of Directors Rules, directors with any special interest in a resolution of the board of directors may not participate in the vote on such resolution. The aggregate amount of compensation payable to directors is determined by a resolution of the general meeting of shareholders, separately for directors who are Audit and Supervisory Committee members and directors who are not Audit and Supervisory Committee members. Within the applicable aggregate amount approved by shareholders, individual compensation of directors who are not Audit and Supervisory Committee members, is determined by the President and Representative Director pursuant to delegation by the board of directors and based on recommendations of the Compensation Committee described under “Item 6. Directors, Senior Management and Employees—C. Board Practices” while individual compensation of directors who are Audit and Supervisory Committee members is determined through consultation among such directors. Our articles of incorporation do not set any specific borrowing powers or borrowing limits for directors and do not impose any retirement age or shareholding qualification for directors. Under the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, exempt our directors (including former directors) from liability to us arising from neglect of their duties, if they acted in good faith and without gross negligence, within the limits permitted by applicable laws and regulations. In addition, pursuant to the Companies Act and our articles of incorporation, we have entered into agreements with each of our non-executive directors limiting such directors’ liability to us arising from neglect of their duties, if they acted in good faith and without gross negligence, to the minimum liability amount permitted by applicable laws and regulations.

Distribution of Surplus

Under our articles of incorporation, the board of directors has the authority to decide to make distributions of surplus without requiring a resolution of the general meeting of shareholders, unless otherwise provided by law. The record dates for year-end and interim dividends are March 31 and September 30 of each year, respectively. We are relieved of our obligation to pay any monetary dividends that remain unclaimed for three years after the date of the commencement of payment.

Unit Share System

Our articles of incorporation provide that 100 shares constitute one unit of shares. Shareholders may not exercise any rights pertaining to shares constituting less than one unit other than certain specific rights stipulated in the Companies Act and our articles of incorporation.

Holders of our common shares are entitled to one voting right for each unit of shares they hold, and shares constituting less than one full unit do not carry voting rights. Under the Companies Act and our articles of incorporation, holders of shares constituting less than one unit may not exercise rights with respect to such shares, other than rights specified in the Companies Act and our articles of incorporation, including rights listed in each item of Article 189, Paragraph 2 of the Companies Act (such as the right to receive dividends, and the right to receive cash or other assets in the case of a consolidation of shares, stock split, share exchange, share transfer, or merger) and the right to receive allotments of offered shares and offered stock acquisition rights in proportion to the number of shares they hold.

Holders of shares constituting less than one unit may require us to purchase such shares in accordance with the Companies Act and our Share Handling Regulations. Our articles of incorporation do not provide holders of shares constituting less than one unit with the right to require us to sell additional shares to them in order to make their holdings constitute one full unit.

For risks relating to the limited rights and limited liquidity of holders of shares constituting less than one unit, see “Item 3. Key Information—D. Risk Factors—Investors holding less than one “unit” of shares of our common stock will have limited rights as shareholders.”

General Meetings of Shareholders

Our ordinary general meeting of shareholders is convened in June of each year by our President and Representative Director pursuant to a resolution of the board of directors, unless otherwise provided by law. The record date for determining the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders is March 31 of each year.

Extraordinary general meetings of shareholders may be convened whenever necessary pursuant to a resolution of the board of directors, unless otherwise provided by law. In addition, if it is necessary to determine shareholders or registered share pledgees entitled to exercise rights, we may set a temporary record date by public notice in advance pursuant to a resolution of the board of directors.

Other than being recorded as a shareholder entitled to exercise voting rights as of the applicable record date and complying with the proxy requirements described below, our articles of incorporation and Share Handling Regulations do not impose any special conditions of admission to general meetings of shareholders

Voting Rights

Shareholders have one voting right for each unit of shares held. Unless otherwise provided by law or our articles of incorporation, a resolution of the general meeting of shareholders is adopted by a majority of the voting rights of the shareholders present who are entitled to exercise their voting rights. Resolutions of the general meeting of shareholders requiring a “special resolution” under the Companies Act (such as amendments to the articles of incorporation) require the attendance of shareholders holding one-third or more of the voting rights and must be adopted by two-thirds or more of the voting rights of the shareholders present. The quorum for the election of directors is one-third or more of the voting rights of shareholders entitled to exercise their voting rights. A shareholder may exercise voting rights by proxy only by appointing another shareholder having voting rights in our company. In such case, the shareholder or proxy must submit a document certifying the authority of representation at each general meeting of shareholders.

Changes in Shareholders’ Rights

Our articles of incorporation may be amended by a special resolution of a general meeting of shareholders. Under the Companies Act and our articles of incorporation, a special resolution generally requires the attendance of shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights and approval by two-thirds or more of the voting rights of the shareholders present. As we have only one class of shares outstanding, no separate class meeting is currently required to change the rights of holders of our common shares. If we were to issue different classes of shares in the future, changes that would prejudice the rights of shareholders of a class may require approval at a class meeting to the extent required by the Companies Act. Our articles of incorporation do not impose any conditions to change the rights of holders of our common shares that are more significant than those required under the Companies Act.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, and taxes will be distributed among holders of our common shares in proportion to the respective numbers of shares held by them.

Pre-emptive Rights

Holders of our common shares have no pre-emptive rights under our articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date.

Acquisition of Own Shares

Our articles of incorporation provide that we may acquire our own shares through market transactions or other methods by a resolution of the board of directors, pursuant to the Companies Act. This provision is intended to allow us to implement a flexible capital policy.

Shareholder Registry Administrator

Mizuho Trust & Banking Co., Ltd. is the shareholder registry administrator for our common shares.
The shareholder registry administrator maintains our register of shareholders and handles other business with respect to our shares.

Limitations on the Rights to Own Securities

Our articles of incorporation do not impose any limitations on the rights of non-resident or foreign shareholders to hold our common shares or exercise voting rights attached thereto. Under our Share Handling Regulations, however, shareholders resident outside Japan are required to appoint a standing proxy in Japan or provide us with a temporary mailing address in Japan. In addition, non-resident and foreign investors may be subject to certain reporting, prior notification and other requirements under Japanese laws and regulations, as described under “Item 10. Additional Information—D. Exchange Controls”.

Provisions That Could Delay, Defer or Prevent a Change in Control

Our articles of incorporation do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership Threshold Disclosure

Our articles of incorporation and Share Handling Regulations do not contain any provision governing an ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Our articles of incorporation do not impose conditions governing changes in our capital that are more stringent than those required under the Companies Act.

C Material contracts

Other than the material contract described below, there were no material contracts entered into by us for the two years preceding the filing of this Annual Report that were not entered into in the ordinary course of business beyond those described in Item 7 or elsewhere in this Annual Report or filed as exhibits.

Share Purchase Agreement with T&D Holdings

On June 4, 2026, we entered into a share purchase agreement with T&D Holdings, Inc. (“T&D Holdings”) in connection with our acquisition of 70.2% of the shares of T&D Financial Life Insurance Company (“T&D Financial Life”) from T&D Holdings (the “Share Acquisition”).

As of June 4, 2026, the estimated acquisition price for the shares of T&D Financial Life was ¥131,985 million, excluding estimated acquisition-related expenses of ¥2,352 million, and the final acquisition price is subject to change. The estimated acquisition-related expenses include advisory fees related to the adoption of IFRS by T&D Financial Life that will be required by the date of the closing of the Share Acquisition. The Share Acquisition is expected to be funded from PayPay’s cash on hand.

One Investment Management Ltd (“OneIM”), an asset management company, intends to acquire 14.9% of the shares of T&D Financial Life from T&D Holdings for cash consideration through OneIM Indigo Holdings Ltd (“OneIM Indigo”), an affiliate of OneIM. As of June 4, 2026, there was no agreement, arrangement or understanding between us and OneIM Indigo to jointly exercise voting rights or other rights as shareholders of T&D Financial Life, or to jointly acquire or transfer shares of T&D Financial Life.

The consummation of the Share Acquisition is subject to obtaining required approvals and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life, and the satisfaction of other conditions precedent set forth in the share purchase agreement. The closing of the Share Acquisition is scheduled for October 1, 2027, although the timing is subject to change depending on the status of satisfaction of these conditions.

With respect to the 238,400 shares (14.9%) of T&D Financial Life that will continue to be held by T&D Holdings, pursuant to a shareholders’ agreement that we plan to enter into with T&D Holdings and OneIM Indigo on the date of the closing of the Share Acquisition, it is expected that we will have a call option exercisable from and after the date of the closing of the Share Acquisition and that T&D Holdings will have a put option exercisable from and after the date that is three years from the date of the closing of the Share Acquisition.

D Exchange controls

Japanese Foreign Exchange Controls

General

The Foreign Exchange Regulations govern certain aspects, in particular, relating to the acquisition and holding of shares of our common stock by “exchange non-residents” and by “foreign investors” (each as defined below).

“Exchange residents” are defined in the Foreign Exchange Regulations as:

(i)
individuals having domicile or residence within Japan; or
(ii)
corporations whose principal offices are located within Japan.

“Exchange non-residents” are defined in the Foreign Exchange Regulations as any individuals or corporations other than exchange residents.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

“Foreign investors” are defined in the Foreign Exchange Regulations as:

(i)
individuals who are exchange non-residents;
(ii)
corporations or other entities that are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within the definition (iv) below);
(iii)
corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within the definition(s) (i) and/or (ii);
(iv)
general partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under the laws of foreign countries, where either (a) 50% or more of the total contributions are made by exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations or (b) a majority of the general partners who are delegated to execute the business of such general partnerships, general partners of such limited partnerships or other similar partners of the other similar partnerships are exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations; or
(v)
corporations or other entities where a majority of either (a) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) or (b) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) having the power of representation are individuals who are exchange non-residents.

Acquisition of Shares

In general, the acquisition by an exchange non-resident of shares of a Japanese corporation, such as the shares of our common stock, is not subject to any prior filing requirements. However, in the case where such acquisition constitutes an IDI the exchange non-resident may be required to file a prior notification (see “Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations” below). Also, in the case where an exchange resident transfers shares of a Japanese corporation, such as the shares of our common stock, for consideration exceeding ¥100 million, to an exchange non-resident, the exchange resident who transfers the shares is required to report the transfer to the Minister of Finance within 20 days after the later of (a) the date of the transfer or (b) the date of payment for the transfer, unless (i) the transfer was made through a bank or financial instruments business operator registered under the FIEA acting as an agent or intermediary or (ii) the transfer constitutes an IDI.

Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations

If a foreign investor acquires shares of a Japanese corporation that is not listed on any Japanese stock exchange, such as the shares of our common stock, such acquisition constitutes an IDI. In general, any foreign investor intending to make an IDI in a Japanese corporation that is (whether itself or by any of its subsidiaries or certain related corporations in Japan) engaged in certain business sectors designated under the Foreign Exchange Regulations and the relevant public notice (Shitei-Gyoshu) (in which our business sectors are currently included), or the Designated Business Sectors, must, except where any of certain exemptions apply, file a prior notification of the acquisition with the Ministers.

If such prior notification is filed, the proposed acquisition may not be consummated until 30 days have passed from the date of the filing, although this period may be shortened if the proposed acquisition is determined not to raise concerns from a perspective of national security or certain other factors. On the other hand, if any concerns are recognized in the proposed acquisition from a perspective of national security or certain other factors, the Ministers may extend such period up to five months to ensure there is time for examination. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted by the acquiring foreign investor, they may order the modification or abandonment of such acquisition.

Acquisition of one or more shares of our common stock by a foreign investor from other foreign investor is also subject to similar prior notification requirements. Acquisitions of shares by foreign investors by way of stock split are not subject to the prior notification requirements.

Exemption for Prior Notification Requirements

Under the Foreign Exchange Regulations, any foreign investors, excluding disqualified investors such as those with a record of sanctions for violation of the Foreign Exchange and Foreign Trade Act, state-owned enterprises (except those who are accredited by the authorities), and “Type-A investors,” (as defined below) (except those who are accredited by the authorities) or Eligible Foreign Investors, will be exempted from the prior notification requirements without any upper limit on the number of shares to be acquired or held, on the condition that they comply with the following exemption conditions, or the Common Exemption Conditions, unless the investment intended to be conducted by them constitutes an IDI in a Japanese corporation engaging, or its subsidiaries or certain related corporations in Japan are engaging, in certain types of the Designated Business Sectors designated under the Foreign Exchange Regulations and the relevant public notice as being a substantial threat to national security (Core-Gyoshu) (in which our business sectors are currently included), or the Core Sectors.

Foreign investors falling within either of the following categories are regarded as “Type-A investors”:

(i)
organizations or individuals who have obligations to cooperate with foreign governments, foreign government agencies, foreign local public entities, foreign central banks, or foreign political parties or other political organizations, or collectively, Foreign Governments, in collecting information related to Japan’s national security based on agreements with such Foreign Governments or foreign laws and regulations;
(ii)
organizations controlled by foreign investors falling within the category (i) or by Foreign Governments imposing those obligations on these investors. This control is established through (a) holding 50% or more of the total issued shares or the total voting rights of such organizations, (b) holding class shares that grant the right to veto matters to be resolved at general meetings of shareholders or by the board of directors of such organizations, (c) the appointment of one-third or more of (x) such organizations’ directors or other officers or (y) those having the power of representation, or (d) holding the right to direct such organizations regarding their IDIs or their exercise of voting rights in connection with IDIs; or
(iii)
directors or other officers of organizations falling within the category (i) or (ii).

In general, the “Common Exemption Conditions” are set out in the relevant public notice as follows:

(i)
foreign investors or their related persons are not to become directors of the investee corporation or its certain related corporation;
(ii)
foreign investors will not propose by themselves or through other shareholders to the general meeting of shareholders certain matters such as the transfer or disposition of the investee corporation’s business activities in the Designated Business Sectors; and
(iii)
foreign investors will not access non-public information about the investee corporation’s or its certain related corporation’s technology in relation to business activities in the Designated Business Sectors.

However, Eligible Foreign Investors who intend to invest in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in the Core Sectors, which is not listed in Japan, such as us, would not be exempted from the prior notification requirements.

Consent at General Meeting of Shareholders

In addition to the acquisition of shares mentioned above, if a foreign investor who holds one or more voting rights of a Japanese corporation that engages in the Designated Business Sectors intends to consent, at the general meeting of shareholders, to certain proposals having material influence on the management of such corporation, such as (i) election of such foreign investor or its related persons as directors or audit and supervisory board members of the investee corporation or (ii) transfer or discontinuation of its business activities in the Designated Business Sectors, such consent also constitutes an IDI that generally requires the filing of a prior notification with the Ministers; provided, however, that in the case of proposal (ii), the prior notification is required only where such proposal is made by such foreign investor by itself or through other shareholders. In such cases, the exemptions from the prior notification requirements described in “Exemption for Prior Notification Requirements” above are not available.

Post-Investment Reports

Further to the prior notifications, under the Foreign Exchange Regulations, foreign investors conducting IDIs may be required to submit post-investment reports to the Ministers within 45 days after the transaction settlement date, once the IDIs for which prior notifications have been filed are actually made, or even if such IDIs are not subject to the prior notification requirements or are exempted from such requirements.

Acquisitions of shares by foreign investors by way of stock split are not subject to the post-investment report requirements.

Dividends and Proceeds from Sales of Shares

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of our common stock held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad. However, under the Foreign Exchange Regulations, certain procedures may be required for the transfer of funds out of Japan or such transfer of funds may be prohibited, depending on the location of the recipient, the purpose of such fund transfer and other factors.

Acquisition of ADSs, Surrender of ADSs

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese corporation that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank needs to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. However, there is no guarantee that the Minister of Finance will maintain this view in the future. See “Item 3. Key Information—D. Risk Factors—Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of acquisition by foreign investors of our shares.”

Foreign investors that intend to surrender the ADSs and thereby acquire the underlying shares of our common stock will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of the ADSs, shares of our common stock or voting rights by consulting their own advisors.

E Taxation

The following is a general summary of certain Japan and United States federal income tax consequences relevant to an investment in the ADSs and common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than Japan and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and common shares.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of the ADSs and common shares, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan (collectively, “non-resident holders”). The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this Annual Report, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the ADSs and common shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to the ADSs and common shares and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid by a Japanese corporation on listed shares (the ADSs are treated as listed shares once they are listed on the Nasdaq as planned; and our common shares are treated as listed shares if they are listed on a stock exchange) to non-resident holders, other than any non-resident holder who is an individual shareholder holding 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the great earthquake that occurred in Japan in 2011.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of ADSs and common shares as described below. Distributions made in consideration of repurchase by us of our own common shares or in connection with certain reorganization transactions will, in general, be treated substantially in the same manner.

As of the date of this Annual Report, Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, the Netherlands, Spain, Switzerland and the United Kingdom. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on the ADSs and common shares.

Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on common shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. With respect to ADSs, where the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax, the depositary or its agent is required to submit an application form before payment of dividends so that the withholding will be suspended in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent is required to submit another application form together with certain other documents so that such holder can claim exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of the ADSs and common shares outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired the ADSs and common shares from another individual as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

Certain United States Federal Income Tax Considerations to United States Holders

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and common shares. This discussion is applicable only to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Convention between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “Treaty”), (ii) whose ADSs or common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty. In addition, this discussion deals only with United States Holders that hold the ADSs or common shares as capital assets for United States federal income tax purposes (generally, property held for investment).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or common shares that is, for United States federal income tax purposes, any of the following:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•
an estate the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, as well as the Treaty, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•
a dealer or broker in securities or currencies;
•
a financial institution;
•
a regulated investment company;
•
a real estate investment trust;
•
an insurance company;
•
a tax-exempt organization;
•
a person holding the ADSs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•
a trader in securities that has elected the mark-to-market method of accounting for your securities;
•
a person liable for alternative minimum tax;
•
a person required to accelerate the recognition of any item of gross income with respect to the ADSs or common shares as a result of such income being recognized on an applicable financial statement;
•
a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•
a partnership or other pass-through entity for United States federal income tax purposes; or

•
a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the ADSs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the ADSs or common shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws.

If you are considering the purchase of the ADSs or common shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or common shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including any amounts withheld on account of Japanese withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (see “—Taxation of a Sale, Exchange or Other Disposition of ADSs or Common Shares” below). We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we will be eligible for the benefits of the Treaty. However, dividends received by non-corporate United States Holders will not be treated as “qualified dividend income” that is subject to reduced rates of taxation if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. You will generally be required to properly demonstrate to the Japanese tax authorities your entitlement to the reduced rate of withholding under the Treaty. See “—Japanese Taxation” above for a discussion of the requirements for obtaining a reduced rate under the Treaty. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Japanese withholding taxes on dividends (at a rate not exceeding the applicable Treaty rate) may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Japanese withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that you will not be eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if you claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•
at least 75% of our gross income is passive income, or
•
at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain interest derived in the active conduct of a banking business). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made annually, and thus may be subject to change due to changes in our income or asset composition or in the value of our assets. Because the value of our goodwill may be determined based on the expected market value of the ADSs from time to time, a decrease in the price of the ADSs may also result in our becoming a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold the ADSs or common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of the ADSs or common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares. Under these special tax rules:

•
the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,
•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or common shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or common shares provided such ADSs or common shares are treated as “marketable stock.” The ADSs or common shares generally will be treated as marketable stock if the ADSs or common shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on Nasdaq which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the common shares will be listed on Nasdaq. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or common shares at the end of the year over your adjusted tax basis in the ADSs or common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs or common shares in a taxable year that we are a PFIC, (i) any gain will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, with any excess treated as a capital loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange, or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you may continue to be subject to the general PFIC rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, United States persons can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you with respect to the ADSs or common shares because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the ADSs or common shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold the ADSs or common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of a Sale, Exchange or Other Disposition of ADSs or Common Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your adjusted tax basis in the ADSs or common shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or common shares and the proceeds from the sale, exchange or other disposition of the ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or common shares. Each holder should consult such holder’s own tax advisors concerning the overall tax consequences to it, including the consequences under laws other than United States federal income tax laws, of an investment in the ADSs or common shares.

F Dividends and paying agents

Not applicable.

G Statement by experts

Not applicable.

H Documents on display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an Annual Report on Form 20-F within four months after the end of each fiscal year, which is March 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the depositary of the ADSs with our Annual Reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this Annual Report on Form 20-F on our website at https://about.paypay.ne.jp/en/. In addition, we will provide hard copies of our Annual Report free of charge to shareholders and ADS holders upon request.

I Subsidiary Information

Not Applicable.

J Annual Report to Security Holders

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risks

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Accordingly, the following disclosure is intended to satisfy the objective of Item 11 of Form 20-F and should be read together with Note 36 to our audited consolidated financial statements included elsewhere in this Annual Report. We have selected the sensitivity analysis disclosure alternative for our quantitative market risk disclosures.

We assess market risk exposure separately for market risk sensitive instruments entered into for trading purposes and those entered into for purposes other than trading. We do not hold material market risk sensitive instruments for trading purposes. Therefore, unless otherwise indicated, the market risk disclosures in this Item 11 relate to instruments entered into for purposes other than trading.

In preparing our market risk disclosures, we considered interest rate risk, foreign currency exchange rate risk, commodity price risk, equity price risk and other relevant market price risks. Based on our assessment, our primary market risk exposures are foreign exchange risk and interest rate risk. We did not have material exposure to commodity price risk or derivative commodity instruments. Our exposure to equity price risk and other market price risk, including price risk associated with equity instruments, exchange-traded funds and other marketable securities, was not material for purposes of Item 11.

Foreign Exchange Risk

We have exposure to foreign exchange risks on transactions denominated in currencies other than the functional currencies. The main foreign currency we use is the U.S. dollar. We enter into forward exchange contracts, foreign exchange futures and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

For PayPay Bank Corporation, we identify assets and liabilities subject to foreign exchange risk and set a risk limit for the investment amount and the present value fluctuation amount arising from that portfolio, and we manage its compliance with the limit on a daily basis. In addition, we regularly analyze the changes in present value due to exchange rate fluctuations and monitor the impact on assets and liabilities.

Through the risk management procedures described above, our net foreign exchange risk exposure and the effects on profit or loss before tax and shareholders’ equity are not material. In assessing the materiality of our foreign exchange risk, we considered our aggregate exposure to foreign currency-denominated assets and liabilities, derivative instruments used to manage such exposure and, to the extent applicable, both transactional currency/functional currency and functional currency/reporting currency exchange rate exposures. Because our net foreign exchange risk exposure after taking into account these risk management activities was not material as of March 31, 2026, we have not presented separate quantitative sensitivity analysis for foreign exchange risk.

Interest Rate Risk

We raise capital through interest-bearing loans, including those with floating interest rates, and therefore we are exposed to the risk of an increase in our interest payments resulting from rising interest rates. On the other hand, PayPay Bank Corporation may see an increase in investment income in the event of a rise in interest rates. In order to prevent or reduce any risk tied to interest rate fluctuations, we maintain an appropriate mix of interest-bearing debt with fixed and floating interest rates to hedge the risk of interest rate fluctuations. For floating interest rate debt, we also continuously monitor interest rate fluctuations.

For PayPay Bank Corporation, we identify assets and liabilities subject to interest rate risk management and set a risk limit for the amount of fluctuation in the present value arising from the portfolio, and we manage compliance with the limit on a daily basis. In addition, we regularly analyze the change in present value in response to changes in the shape of the yield curve (flattening and steepening) and monitor the impact on assets and liabilities.

At PayPay Bank Corporation, financial assets exposed to interest rate risk are mainly debt instruments, including bonds and other debt securities measured at amortized cost or at fair value through other comprehensive income, purchased monetary claims and loans, including both general loan assets and interbank short-term loans. Financial liabilities exposed to interest rate risk are mainly deposits from customers. The fluctuation of the fair value of these financial assets and liabilities, given certain fluctuations in interest rates, is used in quantitative analysis as part of the process to manage interest rate risk.

The quantitative sensitivity analysis for interest rate risk disclosed in Note 36 to our audited consolidated financial statements has been prepared using selected hypothetical changes in interest rates that management believes are reasonably possible in the near term, which for this purpose means a period of up to one year from the date of the consolidated statement of financial position. The analysis assumes that the relevant interest-rate-sensitive financial assets and liabilities outstanding as of the end of the fiscal year remained outstanding for the full year, that the hypothetical change in interest rates occurs instantaneously, and that all other variables remain constant.

For financial instruments measured at amortized cost, including certain debt instruments, loans and deposits, changes in market interest rates may affect their fair values but generally do not affect profit before tax or shareholders’ equity unless such instruments are sold, impaired or otherwise remeasured. Fair value information for such financial instruments is disclosed in Note 36 to our audited consolidated financial statements.

The year-over-year changes in our quantitative interest rate sensitivities disclosed in Note 36 were primarily attributable to changes in the volume and composition of interest-bearing liabilities, including deposits and borrowings, and interest-rate-sensitive assets, including debt instruments held by PayPay Bank Corporation, as our financial services businesses expanded.

Except as described above and in Note 36 to our audited consolidated financial statements, there were no material changes in our primary market risk exposures or in the manner in which such exposures were managed during the year ended March 31, 2026, and we are not aware of any material changes that are currently expected to affect our primary market risk exposures or risk management practices in future reporting periods.

For more information on market risks, see Note 36 to our audited consolidated financial statements included elsewhere in this annual report.

Limitations of Quantitative Market Risk Disclosures

The sensitivity analyses described above and in Note 36 to our audited consolidated financial statements are hypothetical and should not be considered predictive of actual future results. These analyses do not represent the maximum possible loss that we could incur from changes in market rates or prices.

The analyses are based on market risk sensitive instruments outstanding as of the applicable fiscal year-end and do not reflect changes in the composition of our portfolio after such date, future transactions, changes in business volumes, changes in funding sources, management actions that may be taken to mitigate market risk, or changes in customer behavior. In addition, except as otherwise described, the analyses assume that all other variables remain constant and do not fully reflect correlations among interest rates, foreign exchange rates, market prices, credit spreads, liquidity spreads, or other risk variables. Accordingly, the quantitative market risk information may not fully reflect our net market risk exposure.

There were no material changes in the disclosure alternative, key model characteristics, assumptions or parameters used to provide quantitative information about market risk during the year ended March 31, 2026.

Credit Risk

We are exposed to the debtors’ credit risk arising from our operating activities. Generally, the credit risk is related to accounts receivable from cardholders, payment service providers and PayPay merchants, loan arrangements, such as housing loans and card loans, to banking customers, and loan commitments for cardholders.

For cardholders’ credit risk, we conduct a screening in accordance with internal policy upon entering into an agreement with a cardholder. We also monitor mainly the collection status of each cardholder to manage potential uncollectible amounts. As for the credit card receivables from cardholders, in the event of delinquency, the terms of the contract may be modified for the purpose of facilitating collections, and the original contractual cash flow would change. While most of the credit card receivables are from cardholders based in Japan, we are working to prevent or reduce credit risk through the risk management procedures described above.

For PayPay Bank Corporation customers’ credit risk, we have established a credit risk management system in our internal regulations and strive to control credit risk in accordance with our internal credit policy. In addition, we have established regulations for credit review, concentration risk and write-off of bad debts. In order to avoid excessive concentrations of risk, our banking policies and procedures include specific guidelines to focus on maintaining a diversified portfolio by establishing an adequate credit limit. Also, PayPay Bank Corporation is subject to the regulations relating to single party exposure. We use collateral and guarantees to reduce counterparty credit risk and set limits for both individual subsidiaries and the group as a whole. Our portfolio is built around a core of market securities with high creditworthiness and small loans with low concentration risk. Our audit department, which is independent from any department of ours, regularly audits our credit risk management status, checks our credit operations and reports the results of the audits it conducts to our board of directors.

PayPay Securities Corporation holds certain deposits of its customers in segregated trust accounts deposited with trust banks and other financial institutions. These accounts are exposed to the credit risk of the financial institutions in which they are deposited. PayPay Securities Corporation manages this credit risk by keeping the amount of assets exposed to risk from any particular counterparty within a specified amount.

We derecognized financial assets for which the contractual cash flows have been modified and recognized, purchased or originated credit-impaired financial assets, where the change in the discounted present value of the cash flows under the new terms of these financial assets changed by more than 10% from the discounted present value of the remaining cash flows of the original terms. There were no financial assets with modification of contractual cash flows that did not meet such criteria of derecognition as of March 31, 2025 and 2026.

For general credit risks other than those mentioned above, we conduct credit investigations and establish a credit line in order to manage credit risks. We periodically monitor the status of debtors, past dues and outstanding balances in accordance with our internal credit management regulations.

For more information on credit risk, see Note 36 to our audited consolidated financial statements included elsewhere in this Annual Report.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We are exposed to liquidity risk in funding and use and repayment of cash in relation to our business operations. In order to prevent and reduce liquidity risk, we invest, in principle, in highly liquid and low-risk financial instruments. We hold a sufficient amount of cash and cash equivalents, and receivables with maturities of mainly two months so that our liquidity and stability can be ensured.

For PayPay Bank Corporation, in order to prevent excessive reliance on short-term funds in financing (i.e., overnight to one month), we set an upper limit on the amount of short-term financing permitted and monitor compliance with this limit on a daily basis. In addition, we monitor the balance of assets that can be converted into cash in order to secure liquidity in case of an emergency, for example, if there are large withdrawals of customers’ deposits. We define such an emergency based on the ratio of deposit outflows to our primary reserves (our BOJ current account deposits and call loans).

PayPay Bank Corporation and PayPay Card Corporation have prepared advance measures to procure liquidity in the event of an emergency. PayPay Bank Corporation finances its funds through deposits from customers and PayPay Card Corporation finances its funds through direct financing such as bank loans, commercial paper and financing through liquidation of receivables.

For more information on liquidity risk, see Note 36 to our audited consolidated financial statements included elsewhere in this Annual Report.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees, charges and other payments relating to ADSs

As a holder of our ADSs, you will be required to pay The Bank of New York Mellon, as depositary for the ADRs, or the Depositary, either directly or indirectly, the following fees or charges. The Depositary may collect any of its fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to Owners that are obligated to pay those fees.

ADS holders must pay:	For:
$10.00 or less per 100 ADSs, or portion thereof	Each issuance or delivery of ADSs, including as a result of a stock dividend, stock split or other distribution
$10.00 or less per 100 ADSs, or portion thereof	Each cancellation or surrender of ADSs, including for withdrawal of deposited securities or termination of the deposit agreement
$0.10 or less per ADS	Any cash distribution
$0.10 or less per ADS per calendar year	Depositary services
A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been Shares and those Shares had been deposited for issuance of ADSs	Distribution of securities or rights distributed to holders of deposited securities
Registration fees	Transfer and registration of shares on the share register upon deposit or withdrawal of shares
Expenses of The Bank of New York Mellon	Conversion of foreign currency to U.S. dollars, as well as cable, including SWIFT, and facsimile transmission expenses
Taxes and other governmental charges	As necessary

that The Bank of New York Mellon or Mizuho Bank, Ltd., as custodian, must pay on any ADS or deposited securities underlying an ADS
Any other charges payable by the Depositary, the Custodian or their agents	Servicing of shares or other deposited securities

Fees Waived or Paid by the Depositary

The Depositary has agreed to waive or pay certain standard out-of-pocket establishment, administrative, maintenance and other expenses for providing services to the registered holders of our ADSs, which include expenses relating to the delivery of annual reports and other reports, dividend fund remittances, registered shareholder account maintenance, registered shareholder correspondence assistance, stationery, postage and photocopying.

The Depositary has also agreed to reimburse or otherwise pay us for certain expenses related to the establishment, administration and maintenance of the ADS program, including legal fees and other program-related expenses. There is a limit on the amount of payments the Depositary will make to us based and conditioned on the terms of our agreement with the Depositary, including the amount of issuance fees and depositary service fees collected by the Depositary. For the fiscal year ended March 31, 2026, the Depositary reimbursed $0 of such standard out-of-pocket expenses.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

There were no material modifications to the rights of holders of our registered securities during the fiscal year

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, for our initial public offering (the “IPO”) (File Number 333-293410), which was declared effective by the SEC on March 11, 2026.

Our IPO closed in March 2026, and the underwriters exercised their option to purchase additional ADSs from us at the initial public offering price in the same month. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Morgan Stanley & Co. LLC (in alphabetical order) acted as the representatives of the underwriters for the IPO. A total of 63,235,295 ADSs were offered in the IPO, including 23,932,960 ADSs by the selling shareholder, SVF II Piranha (DE) LLC, an investment fund ultimately controlled by SoftBank Group Corp., at a price to the public of $16 per ADS. Our IPO included a public offering without listing in Japan of the ADSs (the “POWL”). Approximately 8,653,079 ADSs were allocated to the POWL. All of the ADSs offered in the POWL were offered by Mizuho Securities Co., Ltd. and PayPay Securities Corporation, acting as agent and sub-agent, respectively.

PayPay raised approximately JPY94.6 billion ($603 million) in net proceeds from the IPO, after deducting underwriting commissions and the offering expenses payable by PayPay. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from March 11, 2026, the date that the registration statement was declared effective by the SEC, to March 31, 2026, the net proceeds received from our IPO were used for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative expenses, and capital expenditures. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2026.

Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 31, 2026, to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. This conclusion was based on the identification of a new material weakness during the fiscal year ended March 31, 2026. The material weakness is that we did not adequately design and maintain the effectiveness of the controls to ensure that sufficient instructions are provided by the parent company, PayPay Corporation, and that necessary information is accurately reported by subsidiaries for the preparation of the financial statement disclosures.

To address this newly identified material weakness, we plan to reassess and enhance the policies and procedures in order to prepare the consolidated financial statements, including:

(1)
Organizing regular Group-wide training, especially training related to subsidiary-specific disclosures.
(2)
Enhancing the guidelines that secure the accuracy and completeness of certain information used in the financial statement disclosures.
(3)
Improving period end financial reporting reviews over the disclosures included in the consolidated financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

As previously disclosed in our registration statement on Form F-1, while preparing our consolidated financial statements for the year ended March 31, 2025, we identified material weaknesses in our internal control over financial reporting as disclosed in our registration statement on Form F-1, which related to (1) the control that secures the accuracy and completeness of certain information used for financial reporting processes at PayPay Bank Corporation and PayPay Securities Corporation; (2) the control over assessment in capitalization of intangible assets arising from software development at PayPay Bank Corporation; (3) the controls that evaluate the effectiveness of controls maintained by certain service organizations we relied on in our internal controls over the financial reporting processes at PayPay Bank Corporation; and (4) the control over privileged-level access, which manages configuration and security administrations within the IT system at PayPay Securities Corporation.

To address the material weaknesses identified above, we took the following actions:

(1)
For the material weakness relating to the data accuracy in financial reporting, we enhanced the related guidelines and controls designed to ensure the accuracy and completeness of information used in financial reporting.
(2)
For the material weakness relating to the software capitalization, while we had already designed and implemented the enhanced controls over the review and assessment of software development costs for capitalization purposes as of March 31, 2025, we operated such controls throughout the fiscal year as designed..
(3)
For the material weakness relating to the oversight of third-party service organizations, we changed a third-party service organization which can provide a SOC 1 report, and also newly implemented compensating controls where a SOC 1 report is unavailable.
(4)
For the material weakness relating to privileged-level access within our IT systems, we enhanced controls over privileged-level access, including controls relating to configuration management and security administration.

Management believes that the previously identified material weaknesses have been remediated as of March 31, 2026, based on the remediation efforts undertaken and the operation of the enhanced controls during the fiscal year.

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For risks relating to our internal control over financial reporting, see “Item 3. Key Information—D. Risk Factors— We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting. If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial reporting, which could result in litigation or regulatory enforcement actions and would harm our business and the trading price of the ADSs".

Item 16A. Audit committee financial expert

The Company, a foreign private issuer organized under the Companies Act of Japan as a company with an Audit and Supervisory Committee, does not have a separately constituted U.S.-style audit committee. The Audit and

Supervisory Committee serves as the Company’s audit committee for purposes of Item 16A of Form 20-F, Rule 10A-3 under the Exchange Act and applicable Nasdaq listing standards, including Nasdaq Rule 5605(c)(3).

The Company’s board of directors has determined that Hiroto Kaneko, a member of the Audit and Supervisory Committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Kaneko satisfies the applicable audit committee independence criteria under the Nasdaq listing standards, including Rule 10A-3(b)(1) under the Exchange Act, and is independent for purposes of Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a Code of Ethics & Business Conduct (the “Code”) applicable to all directors, employees and officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function). The Code is available on our website at https://about.paypay.ne.jp/en/. We expect that any amendments to the Code, or any waivers of its requirements, will be disclosed on our website to the extent required by applicable SEC and Nasdaq rules. The Code is designed to deter wrongdoing and to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC, compliance with applicable laws, internal reporting of violations of the Code and accountability to the Code.

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu LLC has served as PayPay Corporation's independent registered public accounting firm for each of the fiscal years in the three-year period ended March 31, 2026, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu LLC and the various member firms of Deloitte Touche Tohmatsu Limited to PayPay in the fiscal years ended March 31, 2025 and 2026:

		(In millions of yen)
	For the year ended
	March 31, 2025	March 31, 2026
Audit Fees	2,067	1,741
Audit-Related Fees	—	214
Tax Fees	16	6
All Other Fees	18	10
Total	2,101	1,971

"Audit Fees" means fees for audit services, which are professional services provided by independent auditors of our annual financial statements or for services that are normally provided by independent auditors with respect to any submission required under applicable laws and regulations.

"Audit-Relate Fees" means fees for audit-related services, which are assurance services provided by independent auditors that are reasonably related to the carrying out of auditing or reviewing of our financial reports and other related services. This category includes fees for agreed-upon or expanded audit procedures related to accounting and/or other records.

Pre-approval policies and procedures of the Audit and Supervisory Committee

Under applicable SEC rules, our Audit and Supervisory Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services.

While, as a general rule, specific pre-approval must be obtained for these services to be provided, our Audit and Supervisory Committee has adopted pre-approval policies and procedures which requires pre-approval of all audit and non-audit services that may be provided. Our Audit and Supervisory Committee reviews the list of services on a regular basis, and is informed of each service that is actually provided.

All services to be provided to us by the principal accountant and its affiliates must be specifically pre-approved by our Audit and Supervisory Committee.

None of the services described above in this Item 16C. were waived from the pre-approval requirements pursuant to Rule 2‑01 (c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any of our equity securities during the year.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer whose securities are listed on The Nasdaq Stock Market LLC, we are permitted under Nasdaq Rule 5615(a)(3) to follow Japanese law and corporate practice in lieu of certain corporate governance requirements otherwise applicable to U.S. domestic companies listed on Nasdaq, subject to specified exceptions. We follow Japanese law and corporate practice in lieu of Nasdaq Rules 5605(b)(1), 5605(d)(1), 5605(d)(2), 5605(e)(1), 5605(e)(2), 5620(c), 5250(b)(3) and 5250(d). The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards are summarized below. We comply with certain Nasdaq requirements that remain applicable to foreign private issuers, including Nasdaq Rules 5625 and 5640, the requirement to have an audit committee or similar body that satisfies Nasdaq Rule 5605(c)(3), and the requirement that the members of such committee satisfy the independence requirements of Rule 10A-3 under the Exchange Act.

Majority Independent Board

Nasdaq Rule 5605(b)(1) requires a majority of a listed company’s board of directors to be independent directors. Japanese law and corporate practice do not require us to have a majority-independent board. As of the date of this Annual Report, our board of directors consisted of nine directors, of whom Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono and Hiroto Kaneko have been determined by our board of directors to be independent under Nasdaq Rule 5605(a)(2). Accordingly, we follow Japanese law and corporate practice in lieu of Nasdaq Rule 5605(b)(1). Our independent directors regularly meet in executive sessions at which only independent directors are present.

Compensation Committee

Nasdaq Rules 5605(d)(1) and 5605(d)(2) require a listed company to have a formal written compensation committee charter and a compensation committee composed of at least two independent directors. We have voluntarily established a Compensation Committee, which is an advisory body, does not have decision-making authority over compensation, and is not composed solely of independent directors. We have not adopted a compensation committee charter that satisfies Nasdaq Rule 5605(d)(1).

Under the Companies Act of Japan and our Articles of Incorporation, shareholders determine the maximum aggregate annual compensation for our directors who are not Audit and Supervisory Committee members and for our directors who are Audit and Supervisory Committee members. Subject to such shareholder-approved limits, our board of directors delegates to our Representative Director the authority to determine, in consultation with the Compensation Committee, the specific amount of compensation for each director who is not an Audit and Supervisory Committee member. The specific amount of compensation for each director who is an Audit and Supervisory Committee member is determined through consultation among the directors who are Audit and Supervisory Committee members within the shareholder-approved maximum aggregate amount applicable to such directors.

Because Japanese law and corporate practice do not require an independent compensation committee, and director compensation is governed by the shareholder-approved compensation limits and Japanese-law process described above, we follow Japanese law and corporate practice in lieu of Nasdaq Rules 5605(d)(1) and 5605(d)(2).

Director Nominations

Nasdaq Rule 5605(e) requires director nominees to be selected or recommended either by independent directors constituting a majority of the board’s independent directors or by a nominations committee composed solely of independent directors, and requires a formal written charter or board resolution addressing the nominations process. Japanese law and corporate practice do not impose these requirements. We have voluntarily established a Nominating Committee, which is an advisory body and is not composed solely of independent directors. Our board of directors is responsible for the nomination process for director candidates, in consultation with the Nominating Committee, and we have not adopted a formal written charter or board resolution addressing the nominations process that satisfies Nasdaq Rule 5605(e)(2). Accordingly, we follow Japanese law and corporate practice in lieu of Nasdaq Rules 5605(e)(1) and 5605(e)(2).

Shareholder Meeting Quorum

Nasdaq Rule 5620(c) requires that the quorum for any meeting of holders of common stock be not less than 33 1/3% of the outstanding shares of a company’s common voting stock. Under the Companies Act of Japan and our Articles of Incorporation, there is no quorum requirement for ordinary resolutions at a general meeting of shareholders, except as otherwise provided by the Companies Act of Japan or our Articles of Incorporation. A quorum of not less than one-third of the total number of voting rights is required for the election of directors and certain other matters. Accordingly, we follow Japanese law and corporate practice in lieu of Nasdaq Rule 5620(c).

Third-Party Director and Nominee Compensation Disclosure

Nasdaq Rule 5250(b)(3) requires a listed company to disclose the material terms of certain compensation or other payment arrangements between a director or nominee for director and any person or entity other than the company in connection with such person’s candidacy or service as a director. Japanese law and corporate practice do not require the same disclosure in the manner prescribed by Nasdaq Rule 5250(b)(3). Accordingly, we follow Japanese law and corporate practice in lieu of Nasdaq Rule 5250(b)(3), and we disclose such arrangements to the extent required under applicable Japanese law, SEC rules applicable to foreign private issuers and our internal policies.

Distribution of Annual and Interim Reports

Nasdaq Rule 5250(d) requires a listed company to distribute or otherwise make available annual and interim reports to shareholders in the manner specified by Nasdaq. Japanese law and corporate practice do not require us to distribute or make available annual and interim reports to shareholders in the same manner as Nasdaq Rule 5250(d). We make annual and interim financial information available in accordance with applicable Japanese law and SEC reporting requirements, including through reports filed with or furnished to the SEC and, as appropriate, through our investor relations website. Accordingly, we follow Japanese law and corporate practice in lieu of Nasdaq Rule 5250(d). This reliance does not affect our obligation to file or furnish reports with the SEC or our obligation under Nasdaq Rule 5250(c)(2) to submit interim financial information on Form 6-K to the extent applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company recognizes the importance of safeguarding the security of its information systems, networks, and other technology assets. The Company has established measures and processes for assessing, identifying, and managing material risks arising from cybersecurity threats, and these measures and processes operate within the framework of the Company’s overall risk management. These processes are continuously reviewed and improved in accordance with the Company’s business operations and evolving risk environment. The Company maintains internal cybersecurity capabilities, including a Computer Security Incident Response Team (CSIRT), a Security Operations Center (SOC), red team functions, and product security functions. These teams are responsible for incident response, continuous monitoring and alert management, proactive security testing, and product-related security, respectively. The Company conducts ongoing risk assessments through continuous vulnerability assessments and annual threat-led penetration testing (TLPT). In addition, the Company continuously utilizes threat intelligence and conducts post-incident reviews following significant incidents to strengthen its cybersecurity posture. Identified risks are prioritized, and where prioritization is not clear, decisions are escalated to the Chief Information Security Officer (CISO). The Company monitors its systems using tools such as Security Information and Event Management (SIEM) and Endpoint Detection and Response (EDR) solutions. Initial analysis of alerts is partially automated, including through the use of AI-based processes, with further analysis conducted by internal teams. While the Company primarily manages its cybersecurity operations in-house, it engages third-party service providers for limited operational support, including certain 24/7/365 SOC monitoring activities. The Company does not materially rely on external assessors, consultants, or auditors for its core cybersecurity risk management processes, but may engage external specialists with relevant expertise as necessary. Risks associated with such third parties are appropriately managed through contractual controls, due diligence, and ongoing oversight. The Company maintains company-wide cybersecurity policies and provides ongoing security training to its employees.

As of the date of this report, the Company has not identified any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, its business strategy, results of operations, or financial condition. However, cybersecurity threats continue to evolve, and such threats may affect the Company in the future. For additional information regarding cybersecurity-related risks, see “Item 3.D. Risk Factors.”

Governance

The board of directors oversees the Company’s cybersecurity risks as part of its overall risk oversight responsibilities. The Company’s Audit and Supervisory Committee members and independent directors provide independent oversight and supervision of the Company’s risk management framework, including cybersecurity-related risks. The Company reports cybersecurity matters to the board of directors through its Risk and Compliance Committee, which is responsible for reviewing and reporting on risk-related matters. Written reports are provided on a monthly basis, and oral briefings are conducted on a quarterly basis. Management is responsible for assessing and managing the Company’s cybersecurity risks. The Company has designated a Chief Information Security Officer (CISO), who has ultimate responsibility for cybersecurity-related decision-making. In the event of a material cybersecurity incident, the CISO is responsible for promptly notifying the board of directors. The CISO has relevant experience and expertise in cybersecurity, information security risk management, and incident response. In addition, the CISO has a background in system development and possesses deep knowledge of system architecture and development processes, and leads the development and operation of the Company’s cybersecurity framework. The CISO regularly reports cybersecurity risks, incidents, and response activities to the Risk and Compliance Committee, the Audit and Supervisory Committee, and the board of directors in accordance with the Company’s governance and reporting processes. Operational responsibility for cybersecurity activities, including prevention, detection, response, and remediation, is carried out by the Company’s internal security teams under the direction of the CISO. The Company also maintains a Risk and Compliance Committee, which meets on a monthly basis to review risk matters, including cybersecurity-related risks.

Part III

Item 17. Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Reports.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1

Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

1.2

Share Handling Regulations of the Registrant (English translation) (incorporated by reference to Exhibit 3.4 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

1.3

Regulations of Board of Directors of the Registrant (English translation) (incorporated by reference to Exhibit 3.6 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

2.1

Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 (file no. 333-294226) filed with the SEC on March 12, 2026)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3*	Description of Securities

4.1

Novation Agreement among PayPay Card Corporation, Yahoo Japan Corporation and Visa Worldwide Pte Limited, dated September 30, 2022 (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.2†

English translation of Share Purchase Agreement between PayPay Corporation and Z Financial Corporation, dated December 17, 2024 (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.3†

English translation of Share Purchase Agreement between PayPay Corporation and SoftBank Corp., dated February 10, 2025 (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.4+

English translation of Management Agreement between PayPay Corporation and B Holdings Corporation, dated June 16, 2023 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.5

English translation of Basic Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated September 16, 2021 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.6

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated May 9, 2022 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.7

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated September 15, 2022 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.8

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated May 23, 2022 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.9

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated September 22, 2023 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.10

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated March 5, 2024 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.11

English translation of Memorandum on Amendment of Master Agreement (Sales Promotion Measures, Advertising, Earn and Use of Incentives) between PayPay Corporation and SoftBank Corp., dated March 11, 2025 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.12

English translation of Service Outsourcing Agreement for Issuance of PayPay Bonus (currently PayPay Points) between Yahoo Japan Corporation (currently LY Corporation) and PayPay Corporation, dated August 21, 2019 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.13

English translation of Basic Agreement for Provision of “Pay-Toku” Fee Plan between PayPay Corporation and SoftBank Corp., dated September 5, 2023 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.14

English translation of Service Outsourcing Agreement for Issuance of PayPay Money Lite and PayPay Points between SoftBank Corp. and PayPay Corporation, dated July 31, 2019 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.15

English translation of Business Alliance Agreement for PayCAS between PayPay Corporation, SB C&S Corp. and SB Payment Service Corporation, dated August 1, 2024 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.16

English translation of Business Outsourcing Agreement between PayPay Corporation and PayPay SC Corporation, dated August 1, 2024 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.17†

English translation of General Agency Agreement between PayPay Corporation and SB Payment Service Corporation, dated December 13, 2019 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.18†

English translation of Sales Alliance and Partner Agreement between PayPay Corporation and SB Payment Service Corporation, dated December 3, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.19

English translation of Memorandum on PayPay Merchant Terms for Mini-apps between PayPay Corporation and PayPay Insurance Corporation, dated December 1, 2021 (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.20†

English translation of Basic Loan Agreement between PayPay Card Corporation (then YJ Card Corporation) and Z Holdings Corporation (then Yahoo Japan Corporation), dated February 15, 2018 (incorporated by reference to Exhibit 10.20 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.21

English translation of Loan Drawdown Application between and Yahoo Japan Corporation (currently LY Corporation) and YJ Card Corporation (currently PayPay Card Corporation), dated April 8, 2019 (incorporated by reference to Exhibit 10.21 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.22†

English translation of Basic Loan Agreement between PayPay Card Corporation (then YJ Card Corporation) to Z Holdings Corporation, dated December 18, 2019 (incorporated by reference to Exhibit 10.22 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.23

English translation of Loan Drawdown Application between Z Holdings Corporation (currently LY Corporation) and YJ Card Corporation (currently PayPay Card Corporation) (incorporated by reference to Exhibit 10.23 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.24

English translation of Basic Loan Agreement between LY Corporation and PayPay Card Corporation, dated December 6, 2023 (incorporated by reference to Exhibit 10.24 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.25

English translation of Basic Loan Agreement between LY Corporation and PayPay Card Corporation, dated February 29, 2024 (incorporated by reference to Exhibit 10.25 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.26

English translation of Memorandum of Understanding between LY Corporation and PayPay Card Corporation, dated December 24, 2024 (incorporated by reference to Exhibit 10.26 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.27

English translation of Basic Contract of Secondment between SoftBank Group Corp. and PayPay Corporation, dated March 23, 2022 (incorporated by reference to Exhibit 10.27 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.28†

English translation of Basic Contract of Secondment between Z Holdings Corporation (currently LY Corporation) and PayPay Corporation, dated May 1, 2022 (incorporated by reference to Exhibit 10.28 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.29

English translation of Basic Contract of Secondment between SoftBank Corp. and PayPay Corporation, dated July 1, 2018 (incorporated by reference to Exhibit 10.29 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.30†

English translation of Monetary Deposit for Consumption Agreement between Z Holdings Corporation (currently LY Corporation) and PayPay Card Corporation, dated October 2021 (incorporated by reference to Exhibit 10.30 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.31

English translation of Trademark Transfer Agreement between Z Holdings Corporation (currently LY Corporation) and PayPay Corporation, dated August 31, 2022 (incorporated by reference to Exhibit 10.31 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.32

English translation of Trademark License Agreement between PayPay Corporation and Z Holdings Corporation (currently LY Corporation), dated August 31, 2022 (incorporated by reference to Exhibit 10.32 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.33†

English translation of Basic Loan Agreement between Yahoo Japan Corporation and YJ Card Corporation (currently PayPay Card Corporation), dated April 1, 2015 (incorporated by reference to Exhibit 10.33 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.34†

English translation of Memorandum on Contract Amendment between Z Holdings Corporation (then Yahoo Japan Corporation and currently LY Corporation) and YJ Card Corporation (currently PayPay Card Corporation), dated December 22, 2020 (incorporated by reference to Exhibit 10.34 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.35

English translation of Memorandum between Z Holdings Corporation (currently LY Corporation) and PayPay Card Corporation, dated October 31, 2022 (incorporated by reference to Exhibit 10.35 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.36

English translation of PayPay Money General Agency Agreement between PayPay Corporation and Yahoo Japan Corporation (currently LY Corporation), dated January 9, 2019 (incorporated by reference to Exhibit 10.36 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.37

English translation of Services Agreement on Acquiring Business and Payment Processing Business between Yahoo Japan Corporation (currently LY Corporation) and PayPay Card Corporation, dated September 29, 2022 (incorporated by reference to Exhibit 10.37 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.38

English translation of Memorandum on Contract Amendment between Yahoo Japan Corporation (currently LY Corporation) and PayPay Card Corporation, dated April 1, 2023 (incorporated by reference to Exhibit 10.38 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.39

English translation of PayPay Card General Payment Agency Agreement between PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation), dated October 1, 2022 (incorporated by reference to Exhibit 10.39 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.40

English translation of Memorandum on PayPay Card Payment Agency Agreement between PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation), dated October 1, 2022 (incorporated by reference to Exhibit 10.40 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.41

English translation of Memorandum on PayPay Card Merchant Agreement among PayPay Card Corporation, Yahoo Japan Corporation (currently LY Corporation) and SB Payment Service Corporation, dated September 30, 2022 (incorporated by reference to Exhibit 10.41 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.42

English translation of Memorandum on PayPay Card Merchant Agreement among PayPay Card Corporation, Yahoo Japan Corporation (currently LY Corporation) and SB Payment Service Corporation, dated September 30, 2022 (incorporated by reference to Exhibit 10.42 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.43

English translation of Agreement on Card Merchant between SoftBank Payment Service Corporation and YJ Card Corporation (currently PayPay Card Corporation), dated March 20, 2015 (incorporated by reference to Exhibit 10.43 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.44†

English translation of Memorandum on Merchant Fees between SB Payment Service Corporation and PayPay Card Corporation, dated August 25, 2022 (incorporated by reference to Exhibit 10.44 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.45

English translation of Gift Cards Master Agreement between Yahoo Japan Corporation (currently LY Corporation) and PayPay Corporation, dated February 1, 2020 (incorporated by reference to Exhibit 10.45 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.46

English translation of Gift Card Projects Master Agreement between SoftBank Corp. and PayPay Corporation, dated August 28, 2019 (incorporated by reference to Exhibit 10.46 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.47

English translation of SB Crew Projects Master Agreement between SoftBank Corp. and PayPay Corporation, dated January 11, 2019 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.48

English translation of Agreement on Issuance of PayPay Coupons between PayPay Corporation and SoftBank Corp., dated October 15, 2021 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.49

English translation of Service Outsourcing Agreement on Issuance of PayPay Lite between SoftBank Corp. and PayPay Corporation, dated July 31, 2019 (incorporated by reference to Exhibit 10.49 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.50

English translation of Memorandum on Terms of Service of Carrier Billing among SoftBank Corp., SB Payment Service Corporation and PayPay Corporation, dated July 29, 2019 (incorporated by reference to Exhibit 10.50 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.51

English translation of SoftBank Pay In A Lump Sum (B) Merchant Terms between SoftBank Corp. and SB Payment Service Corporation, as of March 1, 2019 (incorporated by reference to Exhibit 10.51 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.52

English translation of SoftBank Card Agency Agreement between SB Payment Service Corporation and the Company, dated October 1, 2020 (incorporated by reference to Exhibit 10.52 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.53†

License and Services Agreement between Paytm Labs Inc. and PayPay Corporation, dated July 1, 2022 (incorporated by reference to Exhibit 10.53 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.54†

English translation of Software License Agreement relating to credit card merchant acquiring business between Yahoo Japan Corporation (currently LY Corporation) and PayPay Card Corporation, dated September 28, 2022 (incorporated by reference to Exhibit 10.54 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.55

English translation of Memorandum on Addition of Payment Method (PayPay Atobarai) to PayPay Money General Agent Agreement between PayPay Corporation and Yahoo Japan Corporation (currently LY Corporation), dated January 28, 2022 (incorporated by reference to Exhibit 10.55 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.56

English translation of Memorandum on Mini App Merchant Terms (PayPay Mall and PayPay Flea Market) between Yahoo Japan Corporation (currently LY Corporation) and PayPay Corporation, dated March 31, 2020 (incorporated by reference to Exhibit 10.56 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.57

English translation of Memorandum on Amendment of Merchant Fee Rate, Etc. of PayPay Money General Agency Agreement between PayPay Corporation and Yahoo Japan Corporation (currently LY Corporation), dated March 31, 2020 (incorporated by reference to Exhibit 10.57 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.58

English translation of Memorandum on PayPay General Agency Agreement between PayPay Corporation and SB Payment Service Corporation, dated February 25, 2022 (incorporated by reference to Exhibit 10.58 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.59†

PAI SHIELD License and Implementation Statement of Work between Paytm Labs Inc. and PayPay Corporation, dated April 1, 2022 (incorporated by reference to Exhibit 10.59 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.60

Master Service Agreement between PayPay Corporation and Paytm Labs Inc., dated October 1, 2018 (incorporated by reference to Exhibit 10.60 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.61

English translation of PayPay Card General Agency Agreement between PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation), dated April 1, 2023 (incorporated by reference to Exhibit 10.61 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.62

English translation of Memorandum on PayPay Card General Agency Agreement between PayPay Card Corporation and Yahoo Japan Corporation (currently LY Corporation), dated April 1, 2023 (incorporated by reference to Exhibit 10.62 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.63

English translation of Agreement on Loyalty Program (PayPay Step) between PayPay Corporation and Yahoo Japan Corporation (currently LY Corporation), dated June 30, 2021 (incorporated by reference to Exhibit 10.63 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.64

English translation of Fixed-Term Building Lease Agreement among MITSUBISHI ESTATE CO., LTD, MITSUBISHI JISHO PROPERTY MANAGEMENT Co., Ltd., and PayPay Corporation, dated April 30, 2024 (incorporated by reference to Exhibit 10.64 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.65

English translation of Basic Loan Agreement between LY Corporation and PayPay Card Corporation, dated December 24, 2024 (incorporated by reference to Exhibit 10.65 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.66

English translation of Agreement regarding PayPay Step between PayPay Corporation and PayPay Card Corporation, dated April 29, 2023 (incorporated by reference to Exhibit 10.66 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.67†

English translation of Guarantee Business Alliance Agreement between PayPay Bank Corporation and SMBC Consumer Finance Co., Ltd., dated October 1, 2025 (incorporated by reference to Exhibit 10.67 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.68

English translation of Memorandum on PayPay Card Merchant Agreement between PayPay Card Corporation and Yahoo Japan Corporation, dated April 1, 2013 (incorporated by reference to Exhibit 10.68 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.69

English translation of PayPay Card Payment Facilitator Agreement between PayPay Card Corporation and Yahoo Japan Corporation, dated April 1, 2013 (incorporated by reference to Exhibit 10.69 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.70

English translation of Memorandum on PayPay Card Merchant Agreement between PayPay Card Corporation and LY Corporation, dated October 1, 2024 (incorporated by reference to Exhibit 10.70 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.71

English translation of Amendments to Memorandum among SoftBank Corp., SB Payment Service Corporation and PayPay Corporation, dated August 31, 2023 (incorporated by reference to Exhibit 10.71 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.72

English translation of Memorandum on Amendment to PayPay Money Payment Facilitator Agreement between PayPay Corporation and Yahoo Japan Corporation, dated May 31, 2019 (incorporated by reference to Exhibit 10.72 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.73

English translation of Memorandum on Amendment to PayPay Money Payment Facilitator Agreement between PayPay Corporation and Yahoo Japan Corporation, dated April 5, 2021 (incorporated by reference to Exhibit 10.73 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.74†

English translation of Share Purchase Agreement between Mitsui Sumitomo Insurance Company, Limited and PayPay Corporation, dated March 25, 2025 (incorporated by reference to Exhibit 10.74 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.75†

English translation of Service Agreement between PayPay Card Corporation and Yahoo Japan Corporation, dated June 30, 2023 (incorporated by reference to Exhibit 10.75 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.76	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.76 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.77+

Form of Terms and Conditions of Issuance of Stock Acquisition Rights (Trust-type Stock Options) (English translation) (incorporated by reference to Exhibit 10.77 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.78+

Form of Terms and Conditions of Issuance of Stock Acquisition Rights (Tax qualified-type Stock Options) (English translation) (incorporated by reference to Exhibit 10.78 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.79+

Form of Terms and Conditions of Issuance of Stock Acquisition Rights (One-yen-exercisable at retirement-type Stock Options) (English translation) (incorporated by reference to Exhibit 10.79 of the registration statement on Form F-1, as amended (file no. 333-293410) filed with the SEC on March 2, 2026)

4.80*†	Share Purchase Agreement by and between T&D Holdings, Inc. and PayPay Corporation

8.1*	List of Subsidiaries of Registrant

11.1*	Rules on Insider Trading of Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu LLC

97.1*	Clawback Policy of Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.
+	Indicates management contract or compensatory plan or arrangement.
†

Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PayPay Corporation
By:	/s/ Ichiro Nakayama
Name: Ichiro Nakayama
Title: President, Representative Director, CEO and Corporate Officer

Date:	June 30, 2026

Selected Statistical and Other Information

The following tables present selected statistical information as required by subpart 1400 of Regulation S-K.

In this section, averages are based on quarterly averages. Those averages are calculated as the average of the beginning balance and each quarter-end balance for the applicable year unless otherwise indicated. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that quarterly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

I. Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Distribution of Assets, Liabilities and Stockholders’ Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance.

The following tables show average balances, interest amounts and yields for our interest-earning assets and interest-bearing liabilities for the years ended March 31, 2024, 2025, and 2026.

For the year ended March 31, 2024
	Average Balances	Interest income / expense	Average yield (assets) / rate paid (liabilities)
Assets	(in millions of yen)%
Interest-earning assets
Cash and cash equivalents	749,246	225	0.03%
Call loans	112,838	4	0.00%
Loans and advances to customers	1,376,117	70,841	5.15%
Payment:
Credit card receivables	721,912	58,583	8.11%
Financial service:
Mortgage loans	453,308	1,673	0.37%
Overdraft	192,799	10,575	5.48%
Other	8,098	10	0.12%
Securities	541,286	2,330	0.43%
Payment:
Japanese government securities(1)	2,879	3	0.10%
Financial service:
Japanese government securities(2)	120,632	388	0.32%
Corporate and other debt securities(2)	213,113	1,301	0.61%
Asset backed securities	196,158	638	0.33%
Exchange traded funds(3)	8,504	—	—
Guarantee deposits	7,732	428	5.54%
Other financial assets	222	56	25.23%
Total interest-earning assets	2,787,441	73,884	2.65%
Total non-interest-earning assets	696,223	—	—
Total assets	3,483,664	—	—
Liabilities
Interest-bearing liabilities
Deposits	1,408,251	412	0.03%
Borrowing	514,906	1,452	0.28%
Lease liabilities	8,155	65	0.80%
Other financial liabilities	102	2	1.96%
Total Interest-bearing liabilities	1,931,414	1,931	0.10%
Total non-interest-bearing liabilities	1,361,154	—	—
Equity	191,096	—	—
Equity and non-interest-bearing liabilities	1,552,250	—	—
Equity and liabilities	3,483,664	—	—

For the year ended March 31, 2025
	Average Balances	Interest income / expense	Average yield (assets) / rate paid (liabilities)
Assets	(in millions of yen)%
Interest-earning assets
Cash and cash equivalents	568,734	901	0.16%
Call loans	91,817	196	0.21%
Loans and advances to customers	1,743,830	83,557	4.79%
Payment:
Credit card receivables	926,077	68,395	7.39%
Financial service:
Mortgage loans	580,095	2,201	0.38%
Overdraft	237,362	12,951	5.46%
Other	296	10	3.38%
Securities	811,660	3,710	0.46%
Payment:
Japanese government securities(1)	31,641	77	0.24%
Financial service:
Japanese government securities(2)	271,501	1,153	0.42%
Corporate and other debt securities(2)	269,136	1,426	0.53%
Asset backed securities	234,259	1,201	0.51%
Exchange traded funds(3)	5,123	(147)	(2.87%)
Guarantee deposits	9,292	7	0.08%
Other financial assets	426	71	16.67%
Total interest-earning assets	3,225,759	88,442	2.74%
Total non-interest-earning assets	709,203	—	—
Total assets	3,934,962	—	—
Liabilities
Interest-bearing liabilities
Deposits	1,559,883	2,013	0.13%
Borrowing	511,009	2,147	0.42%
Lease liabilities	8,375	92	1.10%
Other Financial liabilities	119	2	1.68%
Total Interest-bearing liabilities	2,079,386	4,254	0.20%
Total non-interest-bearing liabilities	1,650,379	—	—
Equity	205,197	—	—
Equity and non-interest-bearing liabilities	1,855,576	—	—
Equity and liabilities	3,934,962	—	—

For the year ended March 31, 2026
	Average Balances	Interest income / expense	Average yield (assets) / rate paid (liabilities)
Assets	(in millions of yen)%
Interest-earning assets
Cash and cash equivalents	405,861	2,095	0.52%
Call loans	69,003	344	0.50%
Loans and advances to customers	2,213,602	105,130	4.75%
Payment:
Credit card receivables	1,162,605	83,276	7.16%
Financial service:
Mortgage loans	758,323	5,276	0.70%
Overdraft	287,168	16,522	5.75%
Other	5,506	56	1.02%
Securities	1,222,463	8,868	0.73%
Payment:
Japanese government securities(1)	63,958	343	0.54%
Financial service:
Japanese government securities(2)	497,003	3,491	0.70%
Corporate and other debt securities(2)	359,941	2,630	0.73%
Asset backed securities	299,467	2,398	0.80%
Exchange traded funds(3)	2,094	6	0.29%
Guarantee deposits	7,650	3	0.04%
Other financial assets	524	48	9.16%
Total interest-earning assets	3,919,103	116,488	2.97%
Total non-interest-earning assets	767,360	—	—
Total assets	4,686,463	—	—
Liabilities
Interest-bearing liabilities
Deposits	1,876,142	6,346	0.34%
Borrowing	538,682	4,047	0.75%
Lease liabilities	10,824	195	1.80%
Other financial liabilities	128	2	1.56%
Total Interest-bearing liabilities	2,425,776	10,590	0.44%
Total non-interest-bearing liabilities	1,958,797	—	—
Equity	301,890	—	—
Equity and non-interest-bearing liabilities	2,260,687	—	—
Equity and liabilities	4,686,463	—	—

(1)
Japanese government securities within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act.
(2)
These securities include assets pledged as collateral at the Bank of Japan and Japanese Banks’ Payment Clearing Network.
(3)
Exchange traded funds are mainly held for PayPay Point investment-related business.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis

The following tables present the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the years ended March 31, 2025 and 2026, compared to their respective prior years.

Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

				(in millions of yen)
	For the year ended March 31, 2024	Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024			For the year ended March 31, 2025
Assets		Volume	Yield	Net Change
Interest-earning assets
Cash and cash equivalents	225	(67)	743	676	901
Call loans	4	(1)	193	192	196
Loans and advances to customers	70,841	17,889	(5,173)	12,716	83,557
Securities	2,330	1,228	152	1,380	3,710
Guarantee deposits	428	72	(493)	(421)	7
Other financial assets	56	39	(24)	15	71
Total interest-earning assets	73,884	19,160	(4,602)	14,558	88,442
Liabilities
Interest-bearing liabilities
Deposits	412	49	1,552	1,601	2,013
Borrowing	1,452	(11)	706	695	2,147
Lease liabilities	65	2	25	27	92
Other financial liabilities	2	0	(0)	0	2
Total interest-bearing liabilities	1,931	40	2,283	2,323	4,254

				(in millions of yen)
	For the year ended March 31, 2025	Fiscal year ended March 31, 2026 versus fiscal year ended March 31, 2025			For the year ended March 31, 2026
Assets		Volume	Yield	Net Change
Interest-earning assets
Cash and cash equivalents	901	(324)	1,518	1,194	2,095
Call loans	196	(59)	207	148	344
Loans and advances to customers	83,557	22,317	(744)	21,573	105,130
Securities	3,710	2,388	2,770	5,158	8,868
Guarantee deposits	7	(1)	(3)	(4)	3
Other financial assets	71	14	(37)	(23)	48
Total interest-earning assets	88,442	24,335	3,711	28,046	116,488
Liabilities
Interest-bearing liabilities
Deposits	2,013	482	3,851	4,333	6,346
Borrowing	2,147	122	1,778	1,900	4,047
Lease liabilities	92	32	71	103	195
Other financial liabilities	2	0	(0)	0	2
Total interest-bearing liabilities	4,254	636	5,700	6,336	10,590

Interest-earning Assets-Margin

The following table presents our levels of average interest-earning assets and illustrates the comparative gross and net yields obtained for the indicated periods.

	(in millions of yen, except percentages)
	For the year ended March 31,
	2024	2025	2026
Average total interest-earning assets	2,787,441	3,225,759	3,919,103
Interest income	73,884	88,442	116,488
Interest expense	1,931	4,254	10,590
Net interest income(1)	71,953	84,188	105,898
Net interest margin(2)	2.58%	2.61%	2.70%
Payment:
Average total interest-earning assets	1,172,964	1,215,717	1,348,549
Interest income	59,013	68,623	84,013
Interest expense	1,387	1,994	3,720
Net interest income(1)	57,626	66,629	80,293
Net interest margin(2)	4.91%	5.48%	5.95%
Financial service:
Average total interest-earning assets	1,614,477	2,010,042	2,570,554
Interest income	14,871	19,819	32,475
Interest expense	544	2,260	6,870
Net interest income(1)	14,327	17,559	25,605
Net interest margin(2)	0.89%	0.87%	1.00%

	(in millions of yen, except percentages)
	For the year ended March 31,
	2024	2025	2026
(PayPay Bank Corporation of financial service segment)
Average total interest-earning assets	1,600,103	1,996,699	2,557,553
Interest income	14,811	19,759	32,426
Interest expense	542	2,248	6,855
Net interest income(1)	14,269	17,511	25,571
Net interest margin(2)	0.89%	0.88%	1.00%

(1)
Net interest income is the difference between interest income and interest expense.
(2)
Net interest margin is net interest income divided by average total interest-earning assets.

II. Investments in debt securities

Maturity Composition of Investment in Securities Not Carried at Fair Value through Earnings

The following table presents our weighted average yield of each category of debt securities not carried at fair value through earnings as of March 31, 2026.

The weighted average yield for each range of maturities is calculated by dividing the interest income for the year ended March 31, 2026 by the book amount of debt securities as of March 31, 2026.

As of March 31, 2026
	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
Japanese government bonds and municipal bonds	0.17%	0.38%	0.54%	0.11%
Corporate and other debt securities	0.28%	0.39%	0.44%	0.41%
Asset-backed securities	0.80%	0.70%	0.60%	0.51%

As of March 31, 2026
	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	%	%	%	%
Debt securities measured at amortized cost
Japanese government bonds and municipal bonds	0.41%	0.50%	0.25%	—
Corporate and other debt securities	0.78%	0.61%	0.43%	0.41%
Asset-backed securities	0.41%	0.41%	0.41%	0.41%

III. Loan portfolio

Maturity and Composition of Loan Portfolio

The following table presents our loans and advances to customers’ portfolio by the time remaining to maturity as of March 31, 2026. Loans and advances to customers are presented before deduction of allowance for losses. Of these, the majority of the categories, In 1 year or less and After 1 year through 5 years, comprises credit card receivables and overdrafts. The most balance the other two categories represents mortgage loans.

As of March 31, 2026
	(in millions of yen)
	Maturing
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years
Loans and advances to customers	1,453,280	196,676	139,610	723,285
Fixed interest rate	—	196,254	119,338	7,758
Variable interest rate	—	422	20,271	715,527
Total Loans	1,453,280	196,676	139,610	723,285

IV. Allowance for Credit Losses (Loss Allowance)

Summary of Loan Loss Experience

Allocation of Loss Allowance

The following table presents impairment losses and sets forth the percentage distribution of the loss allowance as of March 31, 2024, 2025, and 2026.

	(in millions of yen, except percentages)
	March 31, 2024		March 31, 2025		March 31, 2026
	Amount	% of total loan portfolio	Amount	% of total loan portfolio	Amount	% of total loan portfolio
Total loan portfolio(1)	1,560,487	—	1,972,601	—	2,560,444	—
Total losses allowance	(31,935)	2.05%	(44,994)	2.28%	(47,593)	1.86%
Total loan portfolio, net of loss allowance	1,528,552	—	1,927,607	—	2,512,851	—

(1)
Total loan portfolio represents our total loans and advances to customers.

The ratio of total losses allowance to total loan portfolio has been relatively consistent as of March 31 for the years 2024 through 2026.

Allocation of Net Write-offs

	(in millions of yen, except percentages)
	March 31, 2024		March 31, 2025		March 31, 2026
	Amount	% of total average loans outstanding	Amount	% of total average loans outstanding	Amount	% of total average loans outstanding
Loans and advances to customers	1,410,585	—	1,789,673	—	2,213,613	—
Total average loans outstanding(1)	1,410,585	—	1,789,673	—	2,213,613	—
Net write-offs:
Loans and advances to customers(2)	7,606	0.54%	15,263	0.85%	14,307	0.65%
Total net write-offs	7,606	0.54%	15,263	0.85%	14,307	0.65%

(1)
Average amounts are based on the average of the quarterly balances within each applicable year, unless otherwise indicated.
(2)
We identified a calculation error in prior period figures and restated the amounts as of March 31, 2024 and 2025.

The ratio of net write-offs to total average loans to customers was 0.54%, 0.85% and 0.65% for the years ended March 31, 2024, 2025 and 2026, respectively, and preserved on levels around 1% as a result of high quality of loan origination and continuing improvements in loan collection process.

V. Deposits

Composition of Deposits per Type and Yield

The following table presents, with average balances, the breakdown of deposits by category as of March 31, 2024, 2025, and 2026.

	(in millions of yen, except percentages)
	March 31, 2024		March 31, 2025		March 31, 2026
	Average Balance	Average rate paid	Average Balance	Average rate paid	Average Balance	Average rate paid
Demand deposits
Interest bearing	1,288,422	0.00%	1,407,522	0.09%	1,705,877	0.33%
Non-interest bearing	197,140	—	226,096	—	222,309	—
Time deposits	119,829	0.32%	152,361	0.48%	170,265	0.45%
Other(1)	392,147	—	503,936	—	630,311	—
Total	1,997,538	—	2,289,915	—	2,728,762	—

(1)
Other includes mainly PayPay Users' deposits. For further details on the remaining components of "Other”, see Note 20 to our audited consolidated financial statements.

Uninsured deposits

Uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limits of the insurance regime.

In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and, for all other types of deposits, the insurance limit per client is ¥10 million. For further details of the regime, see "Item 4. Information on the Company—B. Business Overview—Regulations—PayPay Bank Corporation—Deposit Insurance Act".

Prior period amounts have been revised to reflect updated calculations for uninsured deposits.

Our uninsured deposits were ¥1,134,797 million and ¥1,470,473 million as of March 31, 2025 and 2026, respectively.

As of March 31, 2026
	(in millions of yen)
	In 3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
Uninsured Time Deposits	84,619	6,269	9,675	10,416	110,979

Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal.

Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

PAYPAY CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PayPay Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of PayPay Corporation and subsidiaries (the "Group") as of March 31, 2026 and 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes and the Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the Audit and Supervisory Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue – Transaction and service income – PayPay Settlement Services and corresponding PayPay Points deduction— Refer to Notes 3 and 30 to the financial statements

Critical Audit Matter Description

The Group's revenue from the PayPay Settlement Services is based on the settlement amount and the predetermined rates. The processing of transactions and recording of revenue is based on contractual terms in multiple agreements with PayPay Merchants and PayPay Users. Revenue from PayPay Settlement Services also involves manual entries to record PayPay Points, which is accounted for as consideration payable to customers and, therefore, as a deduction from revenue.

We identified revenue from the PayPay Settlement Services, together with the PayPay Points accounted for as reduction in such revenue, as a critical audit matter given the Group's processes to record revenue are highly automated, involves multiple systems, databases, and tools, and the underlying data used to manually record consideration payable to customers are also highly dependent on Group's technology infrastructure. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology ("IT"), to understand the process flow and data flow; to identify, test, and evaluate the relevant systems (including software applications) and automated controls; as well as to test and evaluate the underlying data used in the manual entries recorded as a deduction from revenue. Significant auditor judgment was required to design and execute the audit procedures and to assess the sufficiency of the procedures performed and evidence obtained due to the complexity of the Group's technology infrastructure to recognize revenue.

How the Critical Audit Matter Was Addressed in the Audit

•
With the assistance of our IT specialists, we:

– identified the relevant systems and databases used to process revenue transactions and tested the general IT controls over each of these systems and databases, including testing of user access controls, change management controls, and system operation controls.

– tested the design, implementation, and operating effectiveness of interface controls and automated controls within the PayPay Settlement Services revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue and the settlement amount.

– evaluated the integrity of underlying data used for the deduction from revenue and the settlement amount in terms of access logs in these systems.

•
We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various reports extracted from various systems and databases to the Group's general ledger.
•
We performed analytical procedures based on the settlement amounts and the historical revenue.

•
We tested the underlying data used for the deduction from revenue by agreeing the PayPay Points granted with the respective contracts and tested the mathematical accuracy.

Income Taxes: Recognition and Recoverability of Deferred Tax Assets —Refer to Notes 3 and 18 to the financial statements

Critical Audit Matter Description

The Group recognizes deferred taxes for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax asset or liability is expected to be settled or utilized. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences and tax loss carry forwards can be utilized. Taxable profit includes future reversals of deductible and taxable temporary differences and expected future taxable profit to the extent permitted under the tax law.

We identified management’s determination that it is probable that sufficient taxable profit will be generated in the future to recognize its deferred tax assets as a critical audit matter because of the significant judgments and estimates management makes related to the ability to generate future taxable profit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s determination that it is probable that sufficient taxable profit will be generated in the future to realize deferred tax assets included the following, among others:

•
We tested the reasonableness of the methods, assumptions, and judgments used by management to determine that it is probable that sufficient taxable profit will be generated in the future to recognize the deferred tax assets.
•
We evaluated whether the inputs used in estimating the future taxable profit were consistent with evidence obtained in other areas of the audit.
•
With the assistance of our income tax specialists, we evaluated whether the sources of management’s estimated taxable profit were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law.
•
We tested the mathematical accuracy of the calculations of deferred tax assets and used historical information to evaluate the reasonableness of management’s inputs used in the estimation of future taxable profit.

/s/Deloitte Touche Tohmatsu LLC

Tokyo, JAPAN

June 30, 2026

We have served as the Group's auditor since 2019.

PayPay Corporation

Consolidated Statements of Financial Position

		(In millions of yen)
	Notes	March 31, 2025	March 31, 2026
Assets
Cash and cash equivalents	8, 36	369,811	363,083
Guarantee deposits	9, 36	244,229	74,139
Call loans	36	63,000	40,014
Accounts receivable	10, 36	141,054	150,372
Loans and advances to customers	11, 36	1,927,607	2,512,851
Securities	12, 36	1,075,748	1,736,835
Other financial assets	13, 36	23,130	32,293
Property and equipment	14	14,493	14,879
Right-of-use assets	15	14,799	12,175
Intangible assets	16	65,672	66,466
Goodwill	16, 17	15,157	15,157
Investments accounted for using the equity method	37	1,012	12,762
Deferred tax assets	18	49,392	107,275
Other assets	19	37,001	37,711
Total assets		4,042,105	5,176,012
Liabilities
Deposits	20, 36	2,385,939	2,952,495
Accounts payable	21, 36	949,397	1,122,338
Income tax payables		6,477	13,073
Borrowings	22, 36	399,578	564,956
Other financial liabilities	23, 36	34,207	48,116
Provisions	24	7,041	7,403
Lease liabilities	15, 22, 36	12,097	9,549
Deferred tax liabilities	18	377	206
Other liabilities	25	23,261	27,115
Total liabilities		3,818,374	4,745,251
Shareholders’ equity
Issued capital	28	91,434	200,635
Share premium	28	13,727	86,730
Retained earnings (Accumulated deficit)	28	(4,887)	109,869
Accumulated other comprehensive loss	28	(379)	(3,055)
Equity attributable to owners of the parent company		99,895	394,179
Non-controlling interests	37	123,836	36,582
Total shareholders’ equity		223,731	430,761
Total liabilities and shareholders’ equity		4,042,105	5,176,012

See Notes to Consolidated Financial Statements

Consolidated Statements of Profit or Loss

			(In millions of yen)
		For the year ended
	Notes	March 31, 2024	March 31, 2025	March 31, 2026
Transaction and service income		174,127	203,595	251,041
Interest income		73,884	88,442	116,488
Gains (losses) on financial instruments		4,641	5,529	10,250
Other operating income		1,959	1,512	2,883
Total revenue	6, 30, 31, 32	254,611	299,078	380,662
Point expenses		(45,402)	(50,362)	(60,195)
Settlement related cost		(39,992)	(43,662)	(48,731)
Employee benefit expenses		(37,764)	(41,483)	(47,641)
Professional and outsourcing services expenses		(34,800)	(28,767)	(28,099)
Provision for loss allowance		(23,006)	(23,942)	(24,923)
Other operating expenses		(73,636)	(75,352)	(90,991)
Total operating expenses	6, 26, 33	(254,600)	(263,568)	(300,580)
Operating profit	6	11	35,510	80,082
Share of loss of investments accounted for using the equity method	37	—	(549)	(137)
Profit before tax		11	34,961	79,945
Income tax (expense) benefit	18	(841)	4,196	37,865
Profit (loss) for the year		(830)	39,157	117,810

Attributable to
Owners of the parent company		(3,350)	36,170	115,034
Non-controlling interests	37	2,520	2,987	2,776

Earnings (loss) per share				(In yen)
Earnings (loss) per share attributable to owners of the parent company (1)
Basic earnings (loss) per share	34	(6.09)	65.76	180.42
Diluted earnings (loss) per share	34	(6.09)	65.76	178.55

(1)
The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 28, Issued Capital and Reserves for details of share split.

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

			(In millions of yen)
		For the year ended
	Notes	March 31, 2024	March 31, 2025	March 31, 2026
Profit (loss) for the year		(830)	39,157	117,810
Other comprehensive income (loss) for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		(1,110)	(3,525)	(3,342)
Reclassification to profit or loss of debt instruments at FVTOCI on derecognition		(21)	71	(58)
Exchange differences on translation of foreign operations	28	11	(10)	(10)
Total other comprehensive income (loss) for the year, net of tax		(1,120)	(3,464)	(3,410)
Total comprehensive income (loss) for the year, net of tax		(1,950)	35,693	114,400

Total comprehensive income (loss) for the year, net of tax attributable to
Owners of the parent company		(3,361)	35,910	112,390
Non-controlling interests		1,411	(217)	2,010

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the year ended March 31, 2024

							(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2023		116,452	17,972	(62,259)	(108)	72,057	119,483	191,540
Loss for the year		—	—	(3,350)	—	(3,350)	2,520	(830)
Other comprehensive loss	28	—	—	—	(11)	(11)	(1,109)	(1,120)
Total comprehensive income (loss) for the year		—	—	(3,350)	(11)	(3,361)	1,411	(1,950)
Dividends paid to non-controlling interests (1)	29	—	—	—	—	—	(1,604)	(1,604)
Dividends paid to the ultimate parent company (1)	29	—	—	(179)	—	(179)	—	(179)
Transfer from issued capital to share premium (2)		(22,272)	22,272	—	—	—	—	—
Transfer from share premium to accumulated deficit (2)		—	(22,272)	22,272	—	—	—	—
Changes in interests in subsidiaries (1)		—	(3,355)	—	—	(3,355)	6,799	3,444
Total transactions with owners and other transactions		(22,272)	(3,355)	22,093	—	(3,534)	5,195	1,661
Balance as of March 31, 2024		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251

(1)
In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company”, “Dividends paid to non-controlling interests” and “Changes in interests in subsidiaries”.
(2)
These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 28, Issued Capital and Reserves for details.

See Notes to Consolidated Financial Statements

For the year ended March 31, 2025

							(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2024		94,180	14,617	(43,516)	(119)	65,162	126,089	191,251
Profit for the year		—	—	36,170	—	36,170	2,987	39,157
Other comprehensive loss	28	—	—	—	(260)	(260)	(3,204)	(3,464)
Total Comprehensive income (loss) for the year		—	—	36,170	(260)	35,910	(217)	35,693
Dividends paid to non-controlling interests (1)	29	—	—	—	—	—	(2,519)	(2,519)
Dividends paid to the ultimate parent company (1)	29	—	—	(283)	—	(283)	—	(283)
Transfer from issued capital to share premium (2)		(2,746)	2,746	—	—	—	—	—
Transfer from share premium to accumulated deficit (2)		—	(2,746)	2,746	—	—	—	—
Changes in interests in subsidiaries (1)		—	(485)	—	—	(485)	485	—
Other			(405)	(4)	—	(409)	(2)	(411)
Total transactions with owners and other transactions		(2,746)	(890)	2,459	—	(1,177)	(2,036)	(3,213)
Balance as of March 31, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731

(1)
In relation to business combination of entities under common control, any equity transactions undertaken by subsidiaries under common control with entities outside of the Company and its subsidiaries before the date of the actual transaction by the Company are included within “Dividends paid to the ultimate parent company”, "Dividends paid to non-controlling interests” and “Changes in interests in subsidiaries”.
(2)
These transfers were carried out to offset the accumulated deficit of the Company. Refer to Note 28, Issued Capital and Reserves for details.

See Notes to Consolidated Financial Statements

For the year ended March 31, 2026

						(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the year		—	—	115,034	—	115,034	2,776	117,810
Other comprehensive loss		—	—	—	(2,644)	(2,644)	(766)	(3,410)
Total Comprehensive income (loss) for the year		—	—	115,034	(2,644)	112,390	2,010	114,400
Dividends paid to non-controlling interests (1)	29	—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company (1)	29	—	—	(311)	—	(311)	—	(311)
Issuance of new shares	28	109,201	107,818	—	—	217,019	—	217,019
Issuance of share acquisition rights		—	2,014	—	—	2,014	—	2,014
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation	7	—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	(2)	33	(32)	(1)	3	2
Total transactions with owners and other transactions		109,201	73,003	(278)	(32)	181,894	(89,264)	92,630
Balance as of March 31, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

		(In millions of yen)
		For the year ended
	Notes	March 31, 2024	March 31, 2025	March 31, 2026
Cash flows from (used in) operating activities
Profit before tax		11	34,961	79,945
Adjustments for:
Depreciation and amortization	14, 15, 16, 30	18,591	21,391	25,482
Loss on disposal of property and equipment and intangible assets	14, 16	1,495	696	1,338
Share-based payment expenses	35	—	—	1,847
Other income and costs		(1,552)	618	(1,517)
Changes in assets and liabilities:
Guarantee deposits	9	(39,594)	77,656	170,090
Call loans		(18,083)	53,083	22,986
Accounts receivable	10	50,350	(3,266)	(9,327)
Loans and advances to customers	11	(311,125)	(399,055)	(585,244)
Securities	12	(45,476)	(31,256)	(72,277)
Deposits	20	260,400	249,362	566,556
Accounts payable	21	130,744	145,558	173,856
Other financial assets		(4,204)	1,890	(7,005)
Other financial liabilities	23	9,759	2,327	13,393
Provisions	24	4,438	(1,864)	6
Other		(1,913)	10,030	6,865
Cash provided by operations		53,841	162,131	386,994
Income tax paid		(4,472)	(6,870)	(12,573)
Income tax refunded		606	588	876
Net cash provided by operating activities		49,975	155,849	375,297

Cash flows from (used in) investing activities
Purchases of securities	12	(437,408)	(463,314)	(779,962)
Proceeds from sales/redemption of securities	12	189,836	177,885	189,284
Purchases of property and equipment	14	(4,584)	(4,822)	(6,369)
Purchases of intangible assets	16	(17,911)	(17,264)	(17,823)
Proceeds from withdrawal of deposits with a related party	38	600,000	—	—
Payments of deposits with a related party	38	(600,000)	—	—
Payment for acquisition of subsidiaries	7	—	(5,759)	—
Purchase of investment accounted for using the equity method		—	(1,360)	(11,655)
Other		(3,316)	(5,343)	(2,302)
Net cash used in investing activities		(273,383)	(319,977)	(628,827)

See Notes to Consolidated Financial Statements

Cash flows from (used in) financing activities
Net increase (decrease) in short-term borrowings	22	30,000	(128,700)	199,982
Proceeds from long-term borrowings	22	595,100	842,300	722,600
Repayments of long-term borrowings	22	(516,422)	(917,898)	(757,203)
Repayments of lease liabilities	22	(2,409)	(2,820)	(2,744)
Proceeds from issuance of new common shares		3,444	—	217,522
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control	7	—	—	(130,185)
Dividends paid to non-controlling interests	29	(1,604)	(2,519)	(2,909)
Dividends paid to the ultimate parent company	29	(179)	(283)	(311)
Other		—	(405)	—
Net cash provided by (used in) financing activities		107,930	(210,325)	246,752

Effect of exchange rate changes on cash and cash equivalents		488	(59)	50
Decrease in cash and cash equivalents		(114,990)	(374,512)	(6,728)
Cash and cash equivalents at the beginning of the year	8	859,313	744,323	369,811
Cash and cash equivalents at the end of the year	8	744,323	369,811	363,083

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Reporting Entity

PayPay Corporation (the “Company”, “we”, “us”, or “our”) was incorporated in June 2018 in Japan as a corporation (kabushiki kaisha) in accordance with the Companies Act of Japan (the “Companies Act”). The Company’s registered office is located at 1-3, Kioicho, Chiyoda-ku, Tokyo, Japan. The Company’s consolidated financial statements are comprised of the Company and its subsidiaries (collectively, the “Group”). The Group is composed of two reportable segments: Payment segment and Financial service segment. Payment segment includes payment settlement services and related services through our PayPay app, and credit payment settlement services such as revolving and installment payment options and cash advances. Financial service segment includes internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

On October 1, 2023, Z Holdings Corporation, a shareholder of the Company, carried out intra-group reorganizations with its wholly owned subsidiaries mainly including LINE Corporation and Yahoo Japan Corporation, and changed its name to LY Corporation. All the transactions and events pertaining to LY Corporation including those which occurred prior to the name change are referred to as those of LY Corporation in the following notes.

The Company is 47.1% owned directly by B Holdings Corporation, 28.5% by SVF II Piranha (DE) LLC, 7.5% by LY Corporation and 7.5% by SoftBank Corp. The ultimate parent company of the Company is SoftBank Group Corp. (“SBG”).

The intermediate parent of the Company is B Holdings Corporation, which is owned by SBG through the following entities: LY Corporation, A Holdings Corporation, and SoftBank Corp.

The following diagram illustrates our corporate structure as of March 31, 2026. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

In April 2025, the Company acquired shares of PayPay Securities Corporation and PayPay Bank Corporation, which had been under common control of SBG and made both subsidiaries of the Company. The acquisitions of PayPay Securities Corporation and PayPay Bank Corporation were accounted for by the pooling of interests method as business combinations under common control. The Group’s consolidated financial statements are retrospectively adjusted to reflect the consolidation of PayPay Bank Corporation and PayPay Securities Corporation from April 1, 2022. Refer to Note 7, Business Combinations for further details.

2. Basis of Preparation

(1)
Compliance with IFRS® Accounting Standards

The Group’s consolidated financial statements have been prepared on a going concern basis in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (Standing Interpretations Committee (“SIC”) and IFRS Interpretations Committee (“IFRIC”)).

(2)
Basis of Measurement

The Group’s consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value as described in Note 3, Material Accounting Policies, and business combinations under common control accounted for using the book value in the ultimate parent company's consolidated financial statements.

(3)
Functional Currency and Presentation Currency

Unless otherwise indicated, the Group’s consolidated financial statements are presented in Japanese yen, which is both the functional currency of the Company and presentation currency of the Group, and amounts are rounded to the nearest million Japanese yen.

3. Material Accounting Policies

(1)
Basis of Consolidation
(i)
Subsidiaries

Subsidiaries are entities controlled by the Company. The consolidated financial statements include the accounts of the Group, which are directly or indirectly controlled by the Company (or the Group). Control is generally conveyed by ownership of the majority of voting rights. The Group controls an entity when the Group has power over the entity, is exposed, or has rights, to variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. The Group reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

The subsidiaries’ financial statements are consolidated from the date when control is acquired (the “acquisition date”) until the date when control is lost. For the accounting policies for business combinations of entities under common control, refer to the section below (2) Business Combinations.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent company and non-controlling interests, even if this results in the non-controlling interests having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interests and the fair value of the consideration paid or received is recognized directly in shareholders’ equity as equity attributable to the owners of the parent company.

Inter-company balances and transactions have been eliminated upon consolidation.

(ii)
Associates

Associates are entities over which the Group has a significant influence over the decisions on financial and operating policies, but does not have control. Investments in associates are accounted for using the equity method. Under the equity method, the investment is initially recognized at cost from the date of acquisition and adjusted thereafter to recognize the Group’s interest in profit or loss and other comprehensive income. When necessary, adjustments are made to the financial statements of associates to bring their accounting policies in line with the Group’s accounting policies.

If the share of losses of associates equals or exceeds the interest in the associates, the Group discontinues recognizing its share of further losses. The interest in associates is the carrying amount of the investment in the associates determined using the equity method together with any long-term interests that, in substance, form part of the net investment in the associates.

After the interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Gains and losses resulting from “upstream” and “downstream” transactions between the Group and its associate are recognized only to the extent of unrelated investors’ interests in the associates.

Any excess in the cost of the acquisition of associates over the Group’s interest of the net fair value of the identifiable assets and liabilities recognized at the date of acquisition is recognized as goodwill and included in the carrying amount of the investments in the associates.

Since goodwill is not separately recognized, it is not tested for impairment separately. Instead, the entire carrying amount of investments in associates, including goodwill, is tested for impairment test as a single asset whenever objective evidence indicates that the investment may be impaired.

When use of the equity method is discontinued from the date when the investees are determined to be no longer associates, any gain or loss on such disposal of the investment is recognized in profit or loss.

(iii)
Structured Entities

Structured entities are entities designed so that voting or similar rights are not the dominant factor in determining who controls the entity. The Company has control and, therefore, consolidates structured entities when the Company has exposure or rights to variable returns and has the ability to use its power over the structured entity to affect returns.

(2)
Business Combinations

Business combinations are accounted for using the acquisition method at the acquisition date, except acquisitions under common control which are outside the scope of IFRS 3 “Business Combinations” (“IFRS 3”).

The consideration transferred in business combinations is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for the following:

•
deferred tax assets or liabilities and assets or liabilities related to employee benefits are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits,” respectively;
•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 “Share-based Payment,” at the acquisition date; and
•
assets or disposal groups that are classified as held for sale are measured in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.”

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired at the acquisition date is recorded as goodwill. If the consideration transferred and the amount of any non-controlling interest in the acquiree is less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is immediately recognized in profit or loss.

On an acquisition-by-acquisition basis, the Group chooses a measurement basis of non-controlling interests at either fair value or the proportionate share of the recognized amount of the acquiree’s identifiable net assets. When a business combination is achieved in stages, the Group’s previously held interest in the acquiree is remeasured at fair value at the acquisition date and is accounted for in the same way that the Group has disposed of the interest in the acquiree. The amounts arising from changes in the value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are accounted for in the same way that the Group has disposed of the interest in the acquiree.

If the initial accounting for a business combination is incomplete by the end of the fiscal year, the Group reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. The Group retrospectively adjusts the provisional amounts recognized at the acquisition date as an adjustment during the measurement period when it acquires new information about facts and circumstances that existed as of the acquisition date that, if known, would have affected the recognized amounts for the business combination. The measurement period shall not exceed one year from the acquisition date.

Business combinations under common control are not under the scope of IFRS 3. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, management is required to develop an accounting policy in the absence of an IFRS that specifically applies to such transactions. The Group elected to apply the pooling of interests method, recognizing the effects of the business combination under common control. For business combinations between entities under common control (all of the combining companies or businesses are ultimately controlled by the same party or parties both before and after the business combination, and the control is not transitory), the Group accounts for those transactions based on the book value of the ultimate parent company, and regardless of the actual date of the transaction under common control, retrospectively consolidates the financial statements of the acquired companies as if they had always been combined to the earliest comparative period or from the date in which the ultimate parent company acquired those businesses, if later than the beginning of the earliest comparative period. Non-controlling interest is calculated for all periods presented using the same percentage of ownership calculated by our ultimate parent. Payment for the purchase of the equity interest of subsidiary, through business combinations under common control, is presented in cash flows from financing activities in the Consolidated Statement of Cash Flows.

(3)
Foreign Currency Translation
(i)
Transactions denominated in foreign currencies

Transactions in currencies other than the functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit or loss in the period in which they arise.

(ii)
Foreign operations

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Japanese yen using exchange rates prevailing at the dates of the consolidated statements of financial position presented. Income and expense items are translated into Japanese yen using the rates at the dates of the transaction or the average exchange rates for the period. Exchange differences arising from translating the financial statements of foreign operations are recognized in other comprehensive income and cumulative differences are included in accumulated other comprehensive income.

(4)
Financial Instruments
(i)
Recognition

Financial assets and financial liabilities are recognized in the Group’s Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for accounts receivable that do not have a significant financing component, which are measured at the transaction price. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

(ii)
Non-derivative Financial Assets

Non-derivative financial assets are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income (“FVTOCI”) or financial assets measured at fair value through profit or loss (“FVTPL”). The classification of financial assets is determined at the date of initial recognition, depending on the nature and characteristics as well as the purpose of obtaining those financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized using trade date accounting. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(A)
Financial assets measured at amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the amortized cost of a financial instrument.

The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

(B)
Debt instruments measured at FVTOCI

Debt instruments that meet the following conditions are measured subsequently at FVTOCI:

•
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, debt instruments measured at FVTOCI are measured at fair value and the valuation gains and losses resulting from changes in fair value are recognized in other comprehensive income. Subsequently, changes in the carrying amount because of foreign exchange gains and losses, impairment gains or losses are recognized in profit or loss.

(C)
Financial assets measured at FVTPL

Financial assets that are not classified as financial assets measured at amortized cost or debt instruments measured at FVTOCI are measured at FVTPL. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with gains or losses from change in fair value recognized in profit or loss.

Dividend from equity instruments is recognized in Gains (losses) on financial instruments.

(D)
Impairment of financial assets

The Group recognizes a loss allowance for financial assets measured at amortized cost, debt instruments measured at FVTOCI and undrawn loan commitments. At each reporting date, the Group assesses whether credit risk associated with financial assets has increased significantly since initial recognition. Whether the credit risk associated with a financial asset has increased significantly since initial recognition is determined by reviewing the risk of default each reporting date and comparing it with the risk of default at the time of initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses (“ECL”) (Stage 1). In addition, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition (Stage 2 and Stage 3). For accounts receivable arising from transactions that are within the scope of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) and that do not contain significant financing components, the Group applies the simplified approach under IFRS 9 “Financial Instruments” (“IFRS 9”), which requires expected lifetime ECL to be measured from initial recognition.

The Group considers that default has occurred mainly when a financial asset is more than 90 days past due, when the contractual conditions have been modified, or when the obligor is experiencing significant financial difficulty unless the Group has reasonable and supportable information to demonstrate that a more stringent default criterion is more appropriate.

ECLs are estimated in a way that reflects the following:

•
An unbiased, probability-weighted amount calculated by evaluating a range of possible outcomes;
•
The time value of money; and
•
Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The Group takes into account not only historical information but also reasonably expected future events and other factors. Specifically, the Group calculates the ECLs by using the average probability of default (“PD”) and loss given default (“LGD”) based on the historical data of PD and LGD during certain past periods, where PD and LGD are expected to remain at levels approximately consistent with those observed during such past periods. In addition, when various macroeconomic indicators are expected to deteriorate in the future and the PD and LGD are expected to increase, the Group adjusts PD and LGD by using macroeconomic indicators, such as unemployment rates, which are correlated with ECL.

The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group recognizes an impairment gain or loss in profit or loss for financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. The amount of reversal with respect to previously recorded impairment loss is also recognized in profit or loss.

The carrying amount of a financial asset is written off against the allowance for doubtful accounts when the Group has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

(E)
Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred financial asset, the Group recognizes its retained interest in the financial asset and its associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

When derecognizing a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, when derecognizing an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously recorded in the investment’s revaluation reserve in accumulated other comprehensive income is reclassified to profit or loss.

(iii)
Non-derivative Financial Liabilities

Non-derivative financial liabilities are classified as either financial liabilities measured at FVTPL or financial liabilities measured at amortized cost. Classification of non-derivative financial liabilities is determined at the date of initial recognition. When the transaction price of the non-derivative financial liabilities differs from the fair value at initial recognition and the fair value is based on a valuation technique that uses only observable market data, the Group recognizes the difference between the fair value at initial recognition and the transaction price as a gain or loss.

After initial recognition, the Group measures financial liabilities measured at FVTPL at fair value. Any gains and losses resulting from changes in fair value as well as interest expenses are recognized in profit or loss.

Financial liabilities measured at amortized cost are subsequently measured at amortized cost using the effective interest rate method.

The Group derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(A)
PayPay Balance and Other Items

PayPay Balance and Other Items refers to deposits by users of PayPay Settlement Services (the “PayPay Users”) and points accrued by PayPay Users in our PayPay Points program.

The Group records financial liabilities related to PayPay Balance and Other Items as Deposits on the Group’s Consolidated Statements of Financial Position because they represent a current obligation to return the cash deposited or to pay for purchases made by PayPay Users.

There are four types of transactions included as part of PayPay Balance and Other Items: PayPay Money, PayPay Money Lite, PayPay Points, and PayPay Gift Voucher.

PayPay Money and PayPay Money Lite are topped up with cash by PayPay Users whereas PayPay Points are awarded through promotions and campaigns rather than topped up by PayPay Users. PayPay Gift Voucher is granted to PayPay Users in accordance with the contracts made between the Group and certain merchants.

PayPay Users can withdraw the balance in PayPay Money, but not balances in PayPay Money Lite, PayPay Points and PayPay Gift Voucher. PayPay Money and PayPay Money Lite are deemed deposits in accordance with the Act on Settlement of Funds (Act No. 59 of June 24, 2009, hereinafter referred to as the “Payment Services Act”) of Japan.

When an entity becomes subject to the Payment Services Act, it is legally required to make a deposit, and as a result, guarantee deposits are recorded on the Group’s Consolidated Statements of Financial Position. Refer to Note 9, Guarantee Deposits for details.

In the event that the Group discontinues its operations, it is required to refund the balance of PayPay Money, PayPay Money Lite and PayPay Gift Voucher in cash.

When PayPay Points are granted to PayPay Users, the Group accounts for those either as point expenses or as a deduction of revenue, based on the judgment on whether those are consideration payable to a customer. Refer to revenue recognition policy section below at (15) Revenue for further details.

(B)
PayPay Point Investment Service

PayPay Users can choose to convert their PayPay Points to "PayPay Investment Points." PayPay Investment Points are financial obligations indexed to the performance of certain exchange traded funds (“ETFs”). Whenever a PayPay User sells a part or the whole of their PayPay Investment Points, the consideration is immediately converted back to PayPay Points.

PayPay Investment Points are accounted for as hybrid financial liabilities and the embedded derivatives related to the indexation to ETFs are bifurcated from the host contracts. The host deposit contracts are measured at amortized cost while the embedded derivatives are measured at FVTPL.

PayPay Investment Points are included in Deposits in the Group’s Consolidated Statements of Financial Position and changes in the value of PayPay Investment Points based on the chosen index are recognized in Gains (losses) on financial instruments in the Group’s Consolidated Statements of Profit or Loss.

(iv)
Derivative instruments

Derivative instruments are financial instruments whose value is derived from underlying variables such as equity prices, interest rates, foreign exchange rates, or other indices. The Group utilizes derivative instruments, including foreign exchange margin trading, forward contracts and futures, primarily to manage exposure to interest rate risk and foreign exchange risk.

Derivatives are initially recognized at fair value and are subsequently measured at FVTPL, as the Group does not apply hedge accounting. Derivatives are presented as assets when their fair value is positive and as liabilities when their fair value is negative. Embedded derivatives in financial liabilities are separated from the host contract and accounted for as derivatives when they are not closely related to the host contract and meet the definition of derivative.

(v)
Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset, and the net amount is presented in the Group’s Consolidated Statements of Financial Position when and only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(vi)
Call loans

Call loans represent inter-bank loans, measured at amortized cost. The fair values of call loans are considered to approximate the carrying amount. Impairment is assessed at each reporting date, with any losses recognized in profit or loss.

(5)
Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, demand deposits, and short-term investments with an original maturity of three months or less that are readily convertible to a known amount of cash, and which are subject to an insignificant risk of changes in value. Cash deposits for group financing are not classified as cash equivalents because they can be withdrawn only upon the consent of LY Corporation.

(6)
Property and Equipment (Excluding Right-of-use Assets)

Property and equipment are recorded and measured at cost and carried at its cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost includes borrowing costs directly attributed to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) Borrowing Costs for details of borrowing cost capitalization policy.

The depreciable amount of property and equipment is determined after deducting its estimated residual value from the historical cost, and it is depreciated using the straight-line method over the useful life. The estimated useful lives of major assets owned by the Group are as follows:

Estimated useful lives (years)
Leasehold improvements	1-18
Furniture and fixtures	1-20

The residual values and estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(7)
Intangible Assets

Intangible assets with finite useful lives that are acquired separately and internally generated intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets also include the asset that is related to customer relationships which is acquired in a business combination, and such asset is recognized only when it is probable that the future economic benefits that are attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. The amount of initial recognition for internally generated intangible assets is the sum of the expenditures incurred during the development period, where the development period starts from the date when technical and commercial feasibility of the asset have been established, and ends when the development is completed. The costs include borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) Borrowing Costs for details of borrowing cost capitalization policy. Amortization is recognized on a straight-line basis over their estimated useful lives.

The estimated useful lives of the major intangible assets owned by the Group are as follows:

Estimated useful lives (years)
Internally generated software	1-15
Externally acquired software	1-5
Customer relationship intangible assets	10-15

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses, if any. There are no intangible assets with indefinite useful lives.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(8)
Borrowing Costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

When the Group borrows funds specifically for the purpose of acquiring a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

When the Group borrows funds generally and uses them for the purpose of acquiring a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate is the weighted average of the borrowing costs applicable to all the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of acquiring other qualifying assets until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The amount of borrowing costs that the Group capitalizes during a period does not exceed the amount of borrowing costs incurred during that period.

(9)
Leases

The Group assesses whether a contract is, or contains, a lease, at inception. If the contract transfers the right to control the use of the identified assets in exchange for consideration for a period of time, the contract is, or contains, a lease.

Group as lessee

The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for those with a term of one year or less (the “short-term leases”), and leases of low-value assets.

For leases or contracts that include leases, the Group accounts for the lease components separately from the non-lease components by allocating the consideration in the contract based on the ratio of the independent price of the lease component to the aggregate independent prices of the lease and non-lease components.

The right-of-use assets comprise the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement days, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any. Depreciation begins at the commencement date of the lease and is generally calculated using the straight-line method over the shorter of the lease term and the estimated useful life of the right-of-use asset. However, if the transfer of ownership of the underlying asset is certain, or if it is reasonably certain that a purchase option will be exercised, depreciation is calculated using the straight-line method over the estimated useful life of the underlying asset.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets." To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.

The Group does not recognize right-of-use assets for intangible asset leases.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is presented as a separate line in the Group’s Consolidated Statements of Financial Position.

The total amount of lease payments included in the measurement of lease liabilities consists of the following:

•
Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•
Amounts expected to be payable by the lessee under residual value guarantees;
•
The exercise price of a purchase option if the lessee is reasonably certain to exercise that option;
•
The lease payment for the option term if it is reasonably certain that the extension option will be exercised; and

•
Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured using the effective interest method by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability whenever:

•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate,
•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used), or
•
A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

For short-term leases and leases of low value assets, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(10)
Impairment of Non-financial Assets

Non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss if any.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or a CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of original carrying amount is treated as a revaluation increase.

Goodwill

Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or CGU group that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to that CGU or CGU group. A CGU or CGU group to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU or CGU group may be impaired. If the recoverable amount of the CGU or CGU group is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU or CGU group and then to the other assets pro rata based on the carrying amount of each asset in the CGU or CGU group. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU or CGU group, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(11)
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. The discount amount over time is recognized as a finance cost.

The Group’s provisions include loss allowance for undrawn loan commitments. Refer to the section above (4) Financial Instruments for further details of loss allowance for undrawn loan commitments.

(12)
Employee Benefits
(i)
Short-term Employee Benefits

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the reporting period in which the employee provided services. A liability is recognized for short-term employee benefits on an accrual basis in the reporting period in which the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

(ii)
Other Long-term Employee Benefits

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows in respect of services provided by employees up to the reporting date.

(iii)
Post-employment Benefits

For defined contribution plans, when the employees render services, the contribution payables are recognized in profit or loss.

(13)
Issued Capital and Share Premium

Common shares issued by the Company are recognized at the issue price in shareholders’ equity. In addition, transaction costs directly attributable to the issuance of such equity instruments are deducted from shareholders’ equity.

(14)
Share-Based Payments

The Group has stock option plans and phantom stock awards as share-based payment awards. The stock option plans are classified as equity-settled share-based payments, whereas the phantom stock awards are classified as cash-settled share-based payments. These awards are conditional upon the achievement of business performance and service period of the employees until the performance condition is satisfied.

Equity-settled share-based compensation is measured at fair value at the grant date. The fair value of stock options is calculated using the Black-Scholes model, the Binomial model, Monte Carlo simulation and other methods. The expenses for share-based payments are charged based on the fair value determined at the grant date to operating expenses in the Group's Consolidated Statements of Profit or Loss based on most likely outcome of the performance condition, net of estimated forfeitures, over the vesting period for the services received as consideration for the stock option. At each reporting date, the Group revises its estimate of the number of stock options expected to vest because of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share premium.

Cash-settled share-based payment is measured at the fair value of the liability incurred. The fair value of such liabilities is remeasured at the end of fiscal year and at the settlement date, utilizing valuation techniques such as the Black-Scholes model, the Binomial model, and Monte Carlo simulations, and changes in fair value are recognized in the Consolidated Statements of Profit or Loss.

(15)
Revenue
(i)
Major Revenue Streams

The Group’s major revenue streams are as follows:

(A)
Transaction and service income

Transaction and service income represents Revenue from contracts with customers. This revenue mainly consists of a. Payment Settlement Services and b. Financial Services. The Group applies the five-step process in accordance with IFRS 15 to determine the appropriate manner and timing of revenue recognition.

•
Identify the contract with a customer (step 1)
•
Identify the performance obligations in the contract (step 2)
•
Determine the transaction price (step 3)
•
Allocate the transaction price to the performance obligations in the contract (step 4)

•
Recognize revenue when the Group satisfies a performance obligation (step 5)

The Group recognizes revenue for the transfer of services that reflects the consideration to which the Group expects to be entitled to receive in exchange for the promised services. Revenue is measured based on the consideration promised for services provided in the ordinary course of business, less applicable consumption tax and other taxes, as well as consideration payable to a customer. Revenue of the Group does not include estimates of significant variable considerations or significant financing components. For most of the Group’s principal revenue streams described below, revenue is recognized at a point in time and no material advance consideration is received from customers. Accordingly, transactions that give rise to contract liabilities are limited.

a.
Payment Settlement Services

Payment Settlement Services are composed of PayPay Settlement Services, Credit Payment Settlement Services and Acquiring Services, and Debit Payment Settlement Services.

•
PayPay Settlement Services

The Group enters into Payment and Settlement Service Agreements with PayPay Merchants (1) who are determined to be our customer under IFRS 15 (step 1). PayPay Settlement Services generally include the following transactions and procedures within the Group, PayPay Merchant and PayPay User:

-	PayPay User funds their PayPay Balance and Other Items by various methods including ATM, bank transfer, and credit card issued by the Group.
-	PayPay User makes a purchase transaction and makes a payment to a PayPay Merchant by utilizing their PayPay Balance and Other Items or PayPay Credit (2) through our PayPay app.
-	PayPay Merchant provides the record of the purchase transaction between the PayPay Merchant and PayPay Users to the Group and the Group approves of the purchase transaction.
-	The Group is entitled to the settlement fee upon approval of each purchase transaction. The Group retains the fee and remits the net purchase transaction amount to the PayPay Merchant.

The Group’s performance obligation is to provide payment settlement platform for transactions and support settlements of purchase transactions between PayPay Merchants and the PayPay Users in which the Group acts as the principal providing the payment settlement service (step 2). The Group charges settlement fee for a purchase transaction settled through our PayPay app based on the transaction amount and predetermined rate in accordance with the Payment and Settlement Services Agreement (step 3), which is applied to the single performance obligation noted above (step 4). The performance obligation is fulfilled upon approval of the purchase transaction and settlement of purchase transaction amount to the PayPay Merchant, in which the Group determines whether the settlement should be completed on our platform. The revenue is then recognized at a point in time when the performance obligation is fulfilled (step 5).

PayPay Settlement Services are included in the Payment segment.

(1)
PayPay Merchants are companies that the Group provides the PayPay Settlement Services platform to as a method of payment in their stores based on Payment and Settlement Service Agreements between the Group and the PayPay Merchants.
(2)
Under PayPay Credit, PayPay Users link and register their PayPay Card in our PayPay app. PayPay Users make payment by PayPay Credit to the PayPay Merchants, and PayPay Users will pay the transaction amount to PayPay Card due to the credit card closing date.
•
Credit Payment Settlement Services and Acquiring Services

A credit card transaction generally includes the following procedures between credit card issuers, cardholders, credit card merchants, acquirers and payment processing networks such as VISA, Mastercard and JCB:

-	A cardholder uses their credit card at a credit card merchant with the credit card issuer’s authorization in a purchase transaction.
-	The credit card merchant presents the purchase transaction data to an acquirer.
-	The acquirer presents the purchase transaction data to the credit card issuer via the payment processing networks.
-

The credit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

-	The acquirer delivers funds received from the credit card issuer to settle the transaction amount to the credit card merchant, minus the merchant fee.
-	The credit card issuer collects funds from the cardholder.

(a)
Credit Payment Settlement Services

The Group, as the credit card issuer, enters into PayPay Card Comprehensive Merchant Agreements with credit card merchants, Credit Merchants Terms and Conditions with cardholders, and various credit card license agreements with payment processing networks (step 1). In accordance with these agreements, the Group agrees to provide credit card payment settlement services to credit card merchants, payment processing network, and cardholders so that cardholders can make purchases at the credit card merchants by using their credit card.

The Group issues a credit card, known as PayPay Card, in accordance with the license agreements with payment processing networks. When PayPay Card is used in a purchase transaction at a credit card merchant, the Group is involved in a purchase transaction as the credit card issuer and the Group provides Credit Payment Settlement Services.

For Credit Payment Settlement Services, the Group’s performance obligation is to provide credit card payment settlement services, including transfer of purchase transaction data and authorization for a purchase transaction (step 2), to the credit card merchants, payment processing networks, and cardholders who are determined to be our customer under IFRS 15.

The Group charges settlement fee to credit card merchants and payment processing networks based on the transaction amount and the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the credit card settlement service is completed, specifically upon receipt of purchase transaction data from an acquirer and the purchase transaction is authorized (step 5). The settlement fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Credit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.

Credit Payment Settlement Services are included in the Payment segment.

(b)
Acquiring Services

The Group enters into an Acquiring Services Agreement with credit card merchants who are determined to be our customer under IFRS 15 (step 1).

When a credit card issued by another credit card issuer is used to purchase goods or services at a credit card merchant, the Group is involved in such a purchase transaction as the acquirer and the Group provides Acquiring Services to the credit card merchant. The Group assists the credit card merchant to obtain the credit card issuer’s authorization through the payment processing networks to process the purchase transaction by transferring purchase transaction data. The credit card merchant who receives a benefit from the service pays consideration to the Group in exchange.

The Group has a performance obligation to provide Acquiring Services by obtaining credit card issuer's authorization, transferring purchase transaction data, and processing the purchase transaction (step 2). The amount of revenue recognized by the Group is calculated based on the settlement amount of the purchase transaction and the predetermined rate, less interchange fees charged by the credit card issuer (step 3), which is applied to the single performance obligation above (step 4).

This performance obligation is fulfilled when the credit card issuer’s authorization is obtained by the Group, after the receipt of the purchase transaction data from the credit card merchant (step 5).

The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Acquiring Services is paid approximately two business days after the time of satisfying the performance obligation. The cost of Acquiring Services, such as brand fee, charged by the payment processing networks, is recorded as commission fees within operating expenses.

Acquiring Services are included in the Payment segment.

•
Debit Payment Settlement Services

Debit card payment is a payment method where the amount is immediately deducted from the bank account at the time the payment is confirmed with the card.

Unlike credit card payments, there is no deferred payment element, and the amount used can only be paid within the balance available in the account.

A debit card transaction generally includes the following procedures between debit card issuers, cardholders, debit card merchants, acquirers and payment processing networks such as VISA.

-	A cardholder uses their debit card at a debit card merchant with the debit card issuer’s authorization in a purchase transaction.
-	The debit card merchant presents the purchase transaction data to an acquirer.
-	The acquirer presents the purchase transaction data to the debit card issuer via the payment processing networks.
-

The debit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

-	The acquirer delivers funds received from the debit card issuer to settle the transaction amount to the debit card merchant, minus the merchant fee.
-	The debit card issuer collects funds from the cardholder at the same time as the withdrawal from the bank account immediately.

The Group, as the debit card issuer, enters into License Agreements with payment processing networks (step 1). In accordance with the agreements, the Group agrees to provide debit card payment settlement services, which enable the debit card user to make a purchase transaction and payment by the debit card at merchant.

For Debit Payment Settlement Services, the Group’s performance obligation is to provide debit card payment settlement services to payment processing networks who are determined to be customer under IFRS 15, including authorization for a purchase transaction and transfer of purchase transaction data (step 2).

The Group charges a fee for debit card payment settlement services arising from a purchase transaction settled by debit card, and the fee is calculated by multiplying the transaction amount by the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the service is completed, specifically upon receipt of transaction data from an acquirer (step 5). The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Debit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.

Debit Payment Settlement Services are included in the Financial service segment.

b.
Financial Services

Financial Services mainly consists of remittances and bank transfer transactions. Users, companies, and other institutions request various remittances and bank transfer transactions based on the terms and conditions (step 1). The Group has a performance obligation to provide the service of depositing the money into the specified bank account as requested by the customer (step 2). Remittance and bank transfer fees are calculated at a prescribed rate or unit price according to the transaction amount and number of transactions (step 3) related to the single performance obligation (step 4). The Group recognizes revenue associated with these transactions at the point in time the service is provided (step 5).

(B)
Interest Income

The Group earns interest income from revolving, installment, cash advance services rendered to cardholders, loan arrangements entered with customers and treasury investments made for the provision of securities intermediary services and investment trust-related services.

In recognition of interest income, the Group uses the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses).

Interest income from non-credit impaired financial assets is recognized by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. The interest rate is set as a fixed rate or is determined based on the length of repayment period.

Interest income is included in both the Payment segment and the Financial service segment.

(C)
Gains (losses) on financial instruments

Financial income mainly comprises of changes in fair value of financial instruments measured at FVTPL and dividend income. For further details, refer to the section above (4) Financial Instruments.

(D)
Other operating income

Other operating income consists primarily of expired income associated with PayPay Points Code, and other incidental fees. The Group issues PayPay Points Code to PayPay Merchants and other institutions for PayPay Users. By using PayPay Points Code granted by these PayPay Merchants and other institutions, PayPay Users can fund their PayPay Balance and Other Items on our PayPay app. As PayPay Points Code expires over periods of inactivity, the Group recognizes income when it expires.

(ii)
Consideration Payable to a Customer

The Group has consideration payable to a customer which includes PayPay Points to cardholders through which the Group intends to increase the number of customers and payment transactions. Refer to the section above (4) Financial Instruments for further details of non-derivative financial liabilities.

The Group concluded that PayPay Points do not represent a material right under IFRS 15 because these do not include an option to the cardholders to acquire any distinct services or goods from the Group in the future. The accumulated PayPay Points can be used to acquire additional goods or services from third parties or to convert into PayPay Investment Points which represent investments in third parties. Therefore, consideration payable to a customer is accounted for as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, which could result in the consideration payable to a customer exceeding the corresponding revenue, and is recognized on the later of when revenue for the transfer of the services or goods is recognized or the consideration is paid or promised to pay.

If a consideration payable to a customer is an upfront payment, the Group recognizes it as an asset to the extent that the Group reasonably expects to generate future revenue associated with the payment, and, in such case, subsequently reduces revenue when or as the related services are rendered to the customer. Refer to Note 19, Other Assets for further details of an asset with respect to the consideration payable to a customer.

(iii)
Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract are recognized as assets when the Group expects to recover such costs by generating future revenue associated with the payment. The incremental costs of obtaining a contract are those costs that would not have been incurred if the contract had not been obtained. The portion of incremental costs that is not recoverable is expensed when it is incurred. The Group recognizes an asset for the incremental costs of obtaining a contract with a customer for the amount that the Group expects to recover, which is recorded in other assets on the Group’s Consolidated Statements of Financial Position. The asset is amortized over the estimated period that services to which the asset relates are transferred to the customer on a straight-line basis. If the amortization period that the Group otherwise would have recognized is one year or less, the Group applies practical expedient recognizing incremental costs of obtaining a contract as an expense. Refer to Note 19, Other Assets and Note 30, Revenue.

(16)
Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to business combinations and items recognized directly in equity or in other comprehensive income.

(i)
Current Tax

Current tax is measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)
Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized, except for the following temporary differences:

•
Taxable temporary differences arising from initial recognition of goodwill.
•
Taxable temporary differences arising from the initial recognition of assets or liabilities in a transaction which is not a business combination, affects neither accounting profit or loss nor taxable profit or tax loss and does not give rise to equal taxable and deductible temporary differences.
•
Deductible temporary differences associated with investments in subsidiaries and associates, where it is not probable that the temporary difference will reverse in the foreseeable future or there will be taxable profit against which the temporary differences can be utilized.
•
Taxable temporary differences associated with investments in subsidiaries and associates, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized by considering whether it is probable that part or all of deductible temporary differences and tax loss carry forwards can be deducted against future taxable profit and income taxes based on projected future taxable profit and tax planning. The estimation of future taxable profit is calculated based on financial budgets and it is based on management’s judgments and assumptions. Deferred tax assets related to operating loss carry forwards and in excess of deferred tax liabilities have been recognized as it is estimated that future taxable profits will be available to realize such assets.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting date.

Deferred tax assets and liabilities are offset, only when the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the same taxation authority levies income taxes either on the same taxable entity or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

(iii)
Uncertainty over Income Tax Treatments

Uncertain tax positions as of each reporting date have been analyzed by the Group in accordance with IFRIC 23 "Uncertainty over Income Tax Treatments." The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained.

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group’s best estimate of the amount expected to be paid. Provisions are reversed as a reduction of income tax expense in the period in which management determines they are no longer required or as determined by statute.

(17)
Earnings Per Share

Basic earnings per share (“EPS”) is calculated by dividing profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding for each reporting period. Profit or loss attributable to the holders of common shares of the Company is the same as the profit or loss for the year attributable to owners of the parent company.

Diluted EPS is calculated by dividing profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding for each reporting period plus the weighted average number of common shares assuming the conversion of all dilutive potential common shares into common shares. Profit or loss attributable to holders of common shares increased by the after-tax amount of dividends recognized in the period in respect of the dilutive potential common shares and is adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential common shares. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.

4. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of the Group’s consolidated financial statements requires the management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management considering historical experience and various factors deemed to be reasonable as of the end of reporting period. Given their nature, uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management, as these estimates may change as new events occur. The effects of a change in estimates and assumptions are recognized in the period of the change and in any future periods effected.

The Group has following areas of critical accounting judgments made and accounting estimates and assumptions made that have significant effects on the reported amount in the consolidated financial statements:

(1)
Business combinations under common control

As disclosed in Note 3, Material Accounting Policies, for business combinations between entities under common control, the Group accounts for such transactions based on the book values of the ultimate parent company, SBG, and regardless of the actual date of the transactions under common control, retrospectively consolidates the financial statements of the acquired companies as if they had always been combined to the earliest comparative period or from the date in which the ultimate parent company acquired those businesses, if later than the beginning of the earliest comparative period.

(2)
Impairment
(i)
Assets

Non-financial assets other than goodwill

Assets, such as property and equipment, right-of-use assets, intangible assets with definite useful lives disclosed in Note 14, Property and Equipment, Note 15, Leases, Note 16, Goodwill and Intangible Assets, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment in which the Group (or an associate) operates, or in the market to which the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. The recoverable amount is the greater of its value in use and its fair value less cost to sell. An impairment loss is recognized and the carrying amount is adjusted to be equal to its recoverable amount, if the carrying amount of an asset or a CGU exceeds its recoverable amount. The Group identified no impairment indicators for property and equipment, right-of-use assets, and intangible assets as of March 31, 2025 and 2026, except for the assets held by PayPay Securities Corporation.

Goodwill

A goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU or CGU group to which goodwill has been allocated can be supported by the recoverable amount of such CGU or CGU group to which goodwill has been allocated.

The recoverable amount of a CGU or CGU group has been determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management’s best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and market conditions, such as competitors. The key assumptions used to determine the recoverable amounts of the different CGU or CGU group to which goodwill has been allocated are disclosed and further explained in Note 17, Impairment of Goodwill.

(ii)
Financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments

The Group assesses ECLs associated with financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments. The impairment methodology depends on whether there has been a significant increase in the credit risk associated with the individual financial asset or the group of financial assets. A significant increase in the credit risk associated with the respective financial asset is assessed by considering default risk at the reporting date and comparing it to that at the date of initial recognition. In particular, the financial asset is deemed to be in default when contractual payments are 90 days or more past due, the contractual conditions have been modified, or the obligor is experiencing significant financial difficulty. The ECL estimation is performed based on unbiased, probability-weighted cash flows calculated by evaluating a range of possible outcomes and the time value of money. The estimation also considers the forecasts of future economic conditions and reasonably expected future events, expected increases in default probabilities and deterioration in macroeconomic indicators, such as unemployment rate. Refer to Note 3, Material Accounting Policies and Note 36, Financial Instruments for further details.

(3)
Recoverability of Deferred Tax Assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Group’s Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. In considering their recoverability, the Group assesses the likelihood of their deferred tax assets being recovered within a reasonably foreseeable timeframe. Refer to Note 3, Material Accounting Policies and Note 18, Income Tax for further details.

5. Standards Issued but Not Yet Effective

On April 9, 2024, the IASB published IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”). IFRS 18, which replaces IAS 1, “Presentation of Financial Statements”, introduces new disclosure requirements regarding the required presentation of operating, investing, financing, income taxes, and discontinued operations categories, management performance measures and improvement on grouping information within the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The impact of the adoption of IFRS 18 is still under consideration, and the impact upon adoption on the Group’s consolidated financial statements cannot be reasonably estimated at this time.

Other than noted above, the Group reviewed the following standards and concluded that the standards do not materially affect its financial reporting.

Standards and amendments	Effective date	Date of adoption by the Group
The Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”))	January 1, 2026	April 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026	April 1, 2026
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026	April 1, 2026
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027	April 1, 2027
IAS 21 "Translation to a Hyperinflationary Presentation Currency"	January 1, 2027	April 1, 2027

6. Segment Information

(1)
Overview of Reportable Segments

The Group’s operating segments are components of the Group that engage in business activities from which they may earn revenues and incur expenses, and those components' discrete financial information is available. Such operating segments engage in business activities that earn revenues and incur expenses and the operating segments are subject to regular review by the Chief Executive Officer (“CEO”), who is the Group’s Chief Operating Decision Maker (“CODM”), in deciding how to allocate resources and in assessing performance.

Accordingly, the Group has two operating segments, Payment segment and Financial service segment, which are also reportable segments that are determined based on the nature of services as described below. The reportable segments were revised from PayPay segment and PayPay Card segment to Payment segment and Financial service segment due to the change of segment management classifications triggered by the business combinations of PayPay Securities Corporation and PayPay Bank Corporation, which are described in Note 7, Business Combinations.

(i)
Payment segment

The Payment segment mainly consists of PayPay Corporation and PayPay Card Corporation. This segment includes payment settlement services and related services offered through our PayPay app and credit payment settlement services such as revolving and installment payment options and cash advances.

(ii)
Financial service segment

The Financial service segment mainly consists of PayPay Bank Corporation, PayPay Securities Corporation, and Credit Engine, Inc. This segment includes financial service such as internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

(2)
Profit or Loss for the Group's Reportable Segments

The Group’s CODM primarily uses revenue and operating profit or loss to allocate resources and assess performance. The Group’s segment profit or loss for each reportable segment is prepared in the same basis as the Group’s consolidated financial statements. The total of individual segment profit or loss is equivalent to operating profit or loss presented on the Group’s Consolidated Statements of Profit or Loss.

Segment financial information presented below does not include assets or liabilities, as the Group's CODM does not allocate resources or assess performance based on such information.

Inter-segment transaction prices are determined in the same manner as arm's length transactions with external customers.

For the year ended March 31, 2024
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	149,310	24,817	—	174,127
Inter-segment revenue	823	2,081	(2,904)	—
Total transaction and service income	150,133	26,898	(2,904)	174,127
Interest income	59,013	14,871	—	73,884
Gains (losses) on financial instruments	405	4,236	—	4,641
Other operating income	1,756	203	—	1,959
Total revenue	211,307	46,208	(2,904)	254,611
Operating expenses (1)	(215,084)	(42,420)	2,904	(254,600)
Segment profit (loss) (2)	(3,777)	3,788	—	11

(1)
For information on depreciation and amortization expenses, see Note 33, Operating Expenses.
(2)
The total of segment profit (loss) is equivalent to profit before tax in the Consolidated Statements of Profit or Loss for the year ended March 31, 2024.

For the year ended March 31, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	176,597	26,998	—	203,595
Inter-segment revenue	1,454	1,362	(2,816)	—
Total transaction and service income	178,051	28,360	(2,816)	203,595
Interest income	68,623	19,819	—	88,442
Gains (losses) on financial instruments	276	5,253	—	5,529
Other operating income	1,304	208	—	1,512
Total revenue	248,254	53,640	(2,816)	299,078
Operating expenses (1)	(217,898)	(48,486)	2,816	(263,568)
Segment profit	30,356	5,154	—	35,510

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(549)
Profit before tax				34,961

(1)
For information on depreciation and amortization expenses, see Note 33, Operating Expenses.

For the year ended March 31, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	220,770	30,271	—	251,041
Inter-segment revenue	1,124	870	(1,994)	—
Total transaction and service income	221,894	31,141	(1,994)	251,041
Interest income	84,574	32,674	(760)	116,488
Gains (losses) on financial instruments	2,327	7,923	—	10,250
Other operating income	2,422	628	(167)	2,883
Total revenue	311,217	72,366	(2,921)	380,662
Operating expenses (1)	(246,722)	(56,779)	2,921	(300,580)
Segment profit	64,495	15,587	—	80,082

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(137)
Profit before tax				79,945

(1)
For information on depreciation and amortization expenses, see Note 33, Operating Expenses.

(3)
Geographical Information

Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile, for the years ended March 31, 2024, 2025 and 2026. In addition, the assets of the Group were primarily located in Japan, as of March 31, 2025 and 2026.

(4)
Service Information

The services provided and the amount of revenue are described in revenue section within Note 3, Material Accounting Policies and Note 30, Revenue.

(5)
Information about Major Customers

There are no customers that individually accounted for more than 10% of the Group's revenues during the year ended March 31, 2024, 2025 and 2026.

7. Business Combinations

For the year ended March 31, 2024

There were no significant business combinations.

For the year ended March 31, 2025

There were no significant business combinations.

For the year ended March 31, 2026

Acquisition of PayPay Securities Corporation and PayPay Bank Corporation

The Company entered a series of transactions and acquired PayPay Securities Corporation and PayPay Bank Corporation from SBG in April 2025.

On April 1, 2025, the Company acquired an additional 31.0% of the common shares of PayPay Securities Corporation, in which the Company had originally held 35.0% of the common shares prior to the transactions. The common shares were acquired from SoftBank Corp. and LY Corporation, subsidiaries of SBG. PayPay Securities Corporation also issued additional common shares to the Company on April 1, 2025 for a total cash consideration of 12,807 million yen. As a result of the transactions, the Company held 75.2% of the common shares of PayPay Securities Corporation as of April 1, 2025. Also, on April 11, 2025, the Company acquired 47.1% of the common shares and all the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation after a merger on August 1, 2025), a subsidiary of SBG, and Mitsui Sumitomo Insurance Co., Ltd. for a cash consideration of 117,378 million yen. After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, the Company held 75.5% of the common shares of PayPay Bank Corporation.

PayPay Securities Corporation is engaged in the securities intermediary business and PayPay Point investment service related business, and PayPay Bank Corporation is engaged in the internet banking business. Through the transactions, the Group aims to create synergies in the Payment Settlement Services and plans to further expand its market share in the cashless services market by providing PayPay Settlement Services and internet banking and securities intermediary services.

Those transactions were accounted for as business combinations of entities under common control as the Company and PayPay Securities Corporation as well as PayPay Bank Corporation were controlled by SBG before and after the transactions. As business combinations of entities under common control, the Group applied the pooling of interests method recognizing the effects of the business combination from April 1, 2022. In all periods presented in these consolidated financial statements, the Group recognized the assets, liabilities, and results of operations of PayPay Securities Corporation and PayPay Bank Corporation at the historical book values recorded by SBG in its consolidated financial statements. On April 1 and 11, 2025, the Company acquired common shares of PayPay Securities Corporation and common shares and Class A preferred shares of PayPay Bank Corporation, respectively, increasing the Company’s ownership interests. As a result, the Group derecognized a portion of Non-controlling interests of those entities in Total shareholder's equity, which resulted in 86,358 million yen decrease in Non-controlling interests and 36,827 million yen decrease in Share premium in the Consolidated Statements of Financial Position as of March 31, 2026. Also, the Group recognized 130,185 million yen cash used in Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control in the Consolidated Statements of Cash Flows.

As a result of the application of the pooling of interests method, the Group recognized its share of the corresponding goodwill previously recognized by SBG based on historical cost. This goodwill has been allocated to the Group’s cash generating unit in which PayPay Securities Corporation’s operations are included. There is no goodwill recognized arising from the acquisition of PayPay Bank Corporation.

8. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Cash and demand deposits	141,289	53,439
Restricted cash related to transfers of credit card receivables	734	697
Subtotal	142,023	54,136
Financial service:
Cash and demand deposits	15,530	16,322
Deposits with the Bank of Japan (1)	212,258	292,622
Other	—	3
Subtotal	227,788	308,947
Total	369,811	363,083

(1)
The Company’s banking subsidiary, PayPay Bank Corporation, is required by the Act on the Reserve Deposit Requirement System to deposit with the Bank of Japan an amount exceeding a certain ratio of deposits (legal reserve), and it deposits an amount exceeding the legal reserve.

9. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)(4)(5)	219,466	49,734
Subtotal	219,466	49,734
Financial service:
Other (5)(6)	24,763	24,405
Subtotal	24,763	24,405
Total	244,229	74,139

(1)
In accordance with the Payment Services Act of Japan, the Group is required to safeguard unused prepaid balances held by users of PayPay settlement services through prescribed measures, including making a security deposit (the "guarantee deposit") or investing in Japanese government securities with the Legal Affairs Bureau. The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite.
(2)
In addition to guarantee deposits and Japanese government securities reserved with the Legal Affairs Bureau, the Group adopted an additional method for safeguarding the unused prepaid balances through the establishment of a consolidated trust during the year ended March 31, 2026, and the Group reported the trust arrangement to the Kanto Local Finance Bureau. Through this trust arrangement, the consolidated trust deposits the funds with PayPay Bank Corporation and the funds are managed in the normal course of the banking business. For details of the trust arrangement, refer to Note 37. Subsidiaries and Investments Accounted for Using the Equity Method.
(3)
The total balance of cash held by the trust, the guarantee deposits, and the Japanese government securities amounts to 250,329 million yen and 306,747 million yen as of March 31, 2025 and 2026, respectively. The Company has deposited 196,500 million yen to PayPay Bank Corporation under the trust arrangement as of March 31, 2026.
(4)
The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act of Japan. The balance was 5,002 million yen and 5,011 million yen as of March 31, 2025 and 2026, respectively.
(5)
Guarantee deposits are classified as financial assets measured at amortized cost.
(6)
These are mainly cash segregated as reserve deposits for customers.

10. Accounts Receivable

Accounts receivable are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Settlement receivables (1)(2)	94,087	91,343
Other receivables (2)(3)	47,819	59,815
Loss allowance (4)	(852)	(786)
Total	141,054	150,372

(1)
Receivables are primarily due from external payment service providers, who collect the amount equivalent to PayPay Balance and Other Items charged by PayPay Users through their payment methods on behalf of the Group.
(2)
These assets are classified as financial assets measured at amortized cost.
(3)
Other receivables include mainly cash deposits collected by financial institutions from PayPay Users, but not yet paid out to the Group. The balance of such items were 28,054 million yen and 34,872 million yen as of March 31, 2025 and 2026, respectively.
(4)
The changes in loss allowance for accounts receivable are shown in Note 36, Financial Instruments.

11. Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Credit card receivables	1,045,681	1,321,827
Loss allowance (1)	(43,739)	(45,312)
Subtotal	1,001,942	1,276,515
Financial service:
Mortgage loans (2)	664,594	909,483
Overdraft	261,943	312,255
Other	383	16,879
Loss allowance (1)	(1,255)	(2,281)
Subtotal	925,665	1,236,336
Total	1,927,607	2,512,851

(1)
For further details of loss allowance, refer to credit risk management section within Note 36, Financial Instruments.
(2)
Mortgage loans include the loans acquired from a financial institution with a guarantee provided by the seller up to 1% of the initial principal balance, the balance of which amounts to 187,471 million yen and 175,950 million yen as of March 31, 2025 and 2026, respectively.

12. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
Japanese government securities (1)	35,953	65,612
Subtotal	35,953	65,612
Financial service:
Japanese government securities (2)	329,062	713,244
Corporate and other debt securities (2)	295,707	416,121
Asset backed securities	282,333	337,685
Exchange traded funds (3)	132,509	202,879
Equity securities	184	1,294
Subtotal	1,039,795	1,671,223
Total	1,075,748	1,736,835

(1)
Japanese government securities within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act. Refer to Note 9, Guarantee Deposits for details.
(2)
These securities include assets pledged as collateral at the Bank of Japan and Japanese Banks’ Payment Clearing Network. Refer to Note 36, Financial Instruments for further details.
(3)
Exchange traded funds are mainly held for PayPay Point investment-related business.

13. Other Financial Assets

Other financial assets are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Receivables from third party operators of deposit machines (1)(2)	5,744	5,239
Time deposits pledged as collateral (1)(3)(4)	3,677	5,128
Accrued interest (1)	2,177	3,792
Trade date accrual (1)	1,903	3,534
Office security deposits (1)	3,725	2,946
Receivables from customers and other parties in the securities intermediary business (1) (5)	1,118	2,740
Receivables from third parties for PayPay Gift Vouchers (1)(5)	3	2,400
Derivative assets (6)	2,234	2,310
Accrued income (1)	1,741	1,949
Other	808	2,255
Total	23,130	32,293

Certain comparative information for the previous fiscal year has been reclassified to the current fiscal year presentation.

(1)
These assets are classified as financial assets measured at amortized cost.
(2)
The balance mainly consists of the deposits made by customers of PayPay Bank Corporation which are retained at third party operators of deposit machines.
(3)
The name of the line item previously presented as “Time deposits” has been changed to “Time deposits pledged as collateral” to clarify that the deposits are pledged as collateral.
(4)
Refer to Note 36, Financial Instruments for further details.
(5)
The comparative amounts of 1,118 million yen for "Receivables from customers and other parties in the securities intermediary business" and 3 million yen for "Receivables from third parties for PayPay Gift Vouchers" have been reclassified from "Other" and "Receivables from third party operators of deposit machines", respectively. This reclassification was made because the financial significance of these items has increased due to the expansion of transaction volumes during the current fiscal year.
(6)
These assets are classified as financial assets measured at FVTPL.

14. Property and Equipment

Changes in property and equipment are as follows:

(1)
Acquisition Cost

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2024	2,746	19,441	806	22,993
Additions	432	3,222	1,676	5,330
Transfer from construction in progress	6	1,264	(1,270)	—
Disposals	(35)	(1,592)	(9)	(1,636)
Other	(112)	(86)	(647)	(845)
Balance as of March 31, 2025	3,037	22,249	556	25,842
Additions	418	3,232	2,371	6,021
Transfer from construction in progress	11	1,858	(1,869)	—
Disposals	(468)	(1,782)	(3)	(2,253)
Other	6	(61)	(292)	(347)
Balance as of March 31, 2026	3,004	25,496	763	29,263

(2)
Accumulated Depreciation and Impairment Losses

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of April 1, 2024	877	7,581	―	8,458
Depreciation	455	3,658	―	4,113
Disposals	(24)	(1,018)	―	(1,042)
Impairment Losses	(100)	(80)	―	(180)
Balance as of March 31, 2025	1,208	10,141	―	11,349
Depreciation	374	4,344	―	4,718
Disposals	(462)	(1,198)	―	(1,660)
Other	(2)	(21)	―	(23)
Balance as of March 31, 2026	1,118	13,266	―	14,384

(3)
Book Value

			(In millions of yen)
	Leasehold improvements	Furniture and fixtures	Construction in progress	Total
Balance as of March 31, 2025	1,829	12,108	556	14,493
Balance as of March 31, 2026	1,886	12,230	763	14,879

Amounts related to property and equipment under construction are shown as construction in progress. There were no property and equipment with restrictions on ownership or pledged as a collateral. Depreciation is included in operating expenses in the Group’s Consolidated Statements of Profit or Loss. There was no borrowing cost capitalized on property and equipment. For commitments regarding the acquisition of property and equipment, refer to Note 39, Commitments.

15. Leases

The Group has no significant sublease arrangements. For cash flows related to leases, refer to Note 22, Borrowings and Lease Liabilities.

Group as a lessee

(1)
Nature of the Leases

The Group enters into lease contracts primarily for the use of rental offices as well as company housing for employees. Some of the lease agreements include extension and termination options, but there are no purchase options, escalation clauses, or significant restrictions on additional borrowings or additional leases imposed by the lease agreement.

The majority of the extension options are for the same period as the original lease contract, and termination options are for early termination with advance notification of three or six months. These options are exercised as necessary to enable the Group to utilize the underlying asset in its business. In determining the lease term, all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease are considered. Right-of-use assets and lease liabilities are measured reflecting the lease term based on the management’s best estimate about whether an extension or termination option will be exercised at the lease commencement date or when the management reassess the lease terms.

(2)
Lease-related Expenses

Lease-related expenses are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Depreciation expenses on right-of-use assets –Buildings	2,541	2,732	3,045
Depreciation expenses on right-of-use assets – Other	64	90	83
Interest expenses on lease liabilities	72	92	195
Expenses relating to short-term leases	208	167	130
Expenses relating to leases of low-value assets excluding short-term lease expenses	186	176	138
Total lease-related expenses	3,071	3,257	3,591
Total cash outflow	2,832	3,038	3,207

Refer to Note 36, Financial Instruments for the maturity analysis of the financial liabilities including lease liabilities.

(3)
Book Value of Right-of-use Assets

The movements of the book value of right-of-use assets are as follows:

		(In millions of yen)
	Buildings	Other	Total
Balance as of April 1, 2024	8,440	412	8,852
Increase due to new lease agreements and remeasurement of lease liabilities	9,026	43	9,069
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(207)	—	(207)
Depreciation	(2,732)	(90)	(2,822)
Other	(61)	(32)	(93)
Balance as of March 31, 2025	14,466	333	14,799
Increase due to new lease agreements and remeasurement of lease liabilities	577	—	577
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(104)	—	(104)
Depreciation	(3,045)	(83)	(3,128)
Other	31	—	31
Balance as of March 31, 2026	11,925	250	12,175

16. Goodwill and Intangible Assets

Changes in goodwill and intangible assets are as follows:

(1)
Acquisition Cost

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of April 1, 2024	9,919	110,198	3,582	4,527	118,307
Acquisitions	5,238	4,794	4,082	1,097	9,973
Internal development	—	193	7,373	—	7,566
Transfer from software in progress	—	11,767	(11,767)	—	—
Disposals	—	(3,047)	(79)	—	(3,126)
Other	—	(83)	(187)	—	(270)
Balance as of March 31, 2025	15,157	123,822	3,004	5,624	132,450
Acquisitions	—	4,382	3,809	—	8,191
Internal development	—	—	9,373	—	9,373
Transfer from software in progress	—	10,045	(10,045)	—	—
Disposals	—	(7,282)	(75)	—	(7,357)
Other	—	(75)	(38)	—	(113)
Balance as of March 31, 2026	15,157	130,892	6,028	5,624	142,544

(2)
Accumulated Amortization and Impairment Losses

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of April 1, 2024	—	53,633	224	2,760	56,617
Amortization	—	12,733	—	438	13,171
Disposals	—	(3,024)	—	—	(3,024)
Other	—	14	—	—	14
Balance as of March 31, 2025	—	63,356	224	3,198	66,778
Amortization	—	15,430	—	482	15,912
Disposals	—	(6,612)	—	—	(6,612)
Other	—	—	—	—	—
Balance as of March 31, 2026	—	72,174	224	3,680	76,078

(3)
Book Value

				(In millions of yen)
		Intangible Assets
	Goodwill	Software	Software in progress	Customer relationship	Total
Balance as of March 31, 2025	15,157	60,466	2,780	2,426	65,672
Balance as of March 31, 2026	15,157	58,718	5,804	1,944	66,466

There were no intangible assets with restrictions on ownership or pledged as a collateral. Amortization of intangible assets is included in operating expenses in the Group’s Consolidated Statements of Profit or Loss. For commitments regarding the acquisition of intangible assets, refer to Note 39, Commitments.

17. Impairment of Goodwill

(1)
Goodwill Allocated to CGU or CGU group

Annual impairment testing for goodwill was performed as of January 1, 2025 and 2026 for the years ended March 31, 2025 and 2026, respectively.

Goodwill resulting from the acquisition of PayPay Card Corporation was allocated to one CGU, PayPay Card CGU, which is included in the Payment segment, for impairment testing purposes. PayPay Card CGU includes PayPay Card Corporation acquired on October 1, 2022, which is retrospectively consolidated as if such transaction was executed by the Group prior to the transfer or April 1, 2021. On October 1, 2022, we acquired all of the shares of PayPay Card Corporation from Yahoo Japan Corporation (currently LY Corporation). Immediately prior to the acquisition, Yahoo Japan Corporation transferred its credit card merchant acquiring business to PayPay Card Corporation. The acquisition of PayPay Card Corporation was accounted for as a transaction under common control since we, Yahoo Japan Corporation and PayPay Card Corporation are all controlled by SBG.

The carrying amounts of goodwill allocated to the CGU or CGU group for impairment testing are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
PayPay Card CGU	9,176	9,176
Other CGUs or CGU groups	5,981	5,981
Total	15,157	15,157

(2)
Measurement Method for Recoverable Amounts of Goodwill

PayPay Card CGU

The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections and dividend projections for a period of up to five years from financial budgets approved by the Group’s management.

Cash flow projections and dividend projections take into account past experience and represent management’s best estimates.

The main assumptions used in the value in use calculation include the pre-tax discount rate, terminal growth rate and expected future dividends. These assumptions can be subject to significant adjustments due to factors such as marketing budgets and market conditions, such as competitors. Dividends beyond the planning periods were extrapolated using terminal growth rates. To estimate the pre-tax discount rate that reflects the time value of money and the risks specific to the CGU, the Group has assumed a risk-free rate equal to one-month average market yield on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporates risk premiums, such as company specific premium including size risk premium and equity premium, in the pre-tax discount rate. The terminal growth rates are based on the long-term average inflation rates of Japan, which take into consideration external macroeconomic sources of data.

The significant assumptions used in the value in use calculations are as follows:

	For the year ended March 31, 2025
	Pre-tax discount rate	Terminal growth rate
PayPay Card CGU	10.2%	1.5%

	For the year ended March 31, 2026
	Pre-tax discount rate	Terminal growth rate
PayPay Card CGU	9.8%	1.4%

No impairment losses were recognized for goodwill for the years ended March 31, 2025 and 2026, as a result of the annual impairment testing.

(3)
Sensitivity to Changes in Assumptions

The Group conducted an analysis of the sensitivity of the impairment test to changes in the significant assumptions used to determine the recoverable amount for the CGU or CGU group.

For all the CGUs or CGU groups, in the opinion of the Group’s management, the recoverable amount has considerably exceeded the carrying amount of the CGU or CGU group, and the outcomes of the impairment tests are not sensitive to cause material changes in any of the assumptions underlying the cash flow projections, including discount rates, for the periods presented for the CGU or CGU group.

18. Income Tax

(1)
Deferred Tax

The major movements of deferred tax assets and liabilities are as follows:

For the year ended March 31, 2025

				(In millions of yen)
	Balance as of April 1, 2024	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Balance as of March 31, 2025
Deferred tax assets
Operating loss carryforwards	4,846	(2,052)	—	—	2,794
Loss allowance	15,378	6,191	—	—	21,569
Impairment	2,184	(819)	—	—	1,365
Assets revaluation of acquired business	9,258	(2,647)	—	—	6,611
Lease liabilities	2,456	2,789	—	—	5,245
Accrued liabilities	1,000	(567)	—	—	433
Deposits	65	12,668	—	—	12,733
Securities	1,098	184	1,501	—	2,783
Asset retirement obligation	564	494	—	—	1,058
Loans and advances to customers	1,872	1,004	—	—	2,876
Other	1,495	822	—	10	2,327
Subtotal	40,216	18,067	1,501	10	59,794
Deferred tax liabilities
Capitalized card acquisition cost	1,359	(492)	—	—	867
Right-of-use assets	2,841	1,961	—	—	4,802
Lease receivables	—	1,422	—	—	1,422
Accounts receivable	540	1,472	—	—	2,012
Other	1,313	(570)	—	933	1,676
Subtotal	6,053	3,793	—	933	10,779
Deferred tax, net	34,163	14,274	1,501	(923)	49,015

The amounts of deferred tax assets and deferred tax liabilities on the Consolidated Statements of Financial Position are as follows:

(In millions of yen)
March 31, 2025
Deferred tax assets	49,392
Deferred tax liabilities	377
Deferred tax, net	49,015

For the year ended March 31, 2026

				(In millions of yen)
	Balance as of April 1, 2025	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Balance as of March 31, 2026
Deferred tax assets
Operating loss carryforwards	2,794	29,196	—	—	31,990
Loss allowance	21,569	(325)	—	—	21,244
Impairment	1,365	(488)	—	—	877
Assets revaluation of acquired business	6,611	(2,752)	—	—	3,859
Lease liabilities	5,245	(2,430)	—	—	2,815
Accrued liabilities	433	2,624	—	0	3,057
Deposits	12,733	19,593	—	—	32,326
Securities	2,783	—	1,751	—	4,534
Asset retirement obligation	1,058	(39)	—	—	1,019
Loans and advances to customers	2,876	1,432	—	—	4,308
PayPay Trademark	—	5,142	—	—	5,142
Other	2,327	1,749	—	(53)	4,023
Subtotal	59,794	53,702	1,751	(53)	115,194
Deferred tax liabilities
Capitalized card acquisition cost	867	(453)	—	—	414
Right-of-use assets	4,802	(919)	—	—	3,883
Lease receivables	1,422	(1,422)	—	—	—
Accounts receivable	2,012	194	—	—	2,206
Other	1,676	(54)	—	—	1,622
Subtotal	10,779	(2,654)	—	—	8,125
Deferred tax, net	49,015	56,356	1,751	(53)	107,069

The amounts of deferred tax assets and deferred tax liabilities on the Consolidated Statements of Financial Position are as follows:

(In millions of yen)
March 31, 2026
Deferred tax assets	107,275
Deferred tax liabilities	206
Deferred tax, net	107,069

Deferred tax assets which belong to each company in the Group that recorded losses as of March 31, 2025 were 12,772 million yen, while there were no such deferred tax assets as of March 31, 2026. The Group recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available.

(2)
Deductible Temporary Differences and Carryforward of Unused Tax Losses for Which No Deferred Tax Asset is Recognized in the Group’s Consolidated Statements of Financial Position

Deductible temporary differences and carryforward of unused tax losses for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Deductible temporary differences	135,389	59,507
Carryforward of unused tax losses	141,868	20,350
Total	277,257	79,857

Breakdown of carryforward of unused tax losses by expiry date for which deferred tax assets are not recognized are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Within 1 year	315	1,529
Between 1 year and 2 years	887	—
Between 2 years and 3 years	1,529	1,559
Between 3 years and 4 years	—	1,882
Between 4 years and 5 years	—	1,829
5 years and after	139,137	13,551
Total	141,868	20,350

The Company and certain of its domestic subsidiaries apply the Japanese Group Relief System effective from the year ended March 31, 2024. However, the deductible temporary differences and carryforward of unused tax losses for which deferred tax assets are not recognized that are presented in the above table do not include the amounts related to local taxes (inhabitant tax and enterprise tax), which are not subject to the Japanese Group Relief System.

As of March 31, 2025 and 2026, the amounts of deductible temporary differences related to local taxes (inhabitant tax and enterprise tax) were 103,230 million yen and 20,194 million yen, and the amounts of carryforward of unused tax losses were 142,730 million yen and 23,268 million yen, respectively,

(3)
Taxable Temporary Differences Relating to Investments in Subsidiaries for which Deferred Tax Liabilities have not been Recognized

There were no material taxable temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognized as of March 31, 2025 and 2026.

(4)
Income Tax Expense (Benefit)

The components of income tax expense (benefit) are as follows:

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Current tax expense (1)	5,306	10,078	18,491
Deferred tax expense (benefit)	(4,465)	(14,274)	(56,356)
Changes related to origination and reversal of temporary differences (2)(3)	(4,628)	(13,095)	(57,017)
Changes in the tax rate (4)	163	(1,179)	661
Total	841	(4,196)	(37,865)

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Income tax recognized directly in equity	—	—	(460)
Income tax recognized in other comprehensive income	(521)	(1,501)	(1,751)

(1)
For the years ended March 31, 2024, 2025 and 2026, current tax expense includes benefits arising from tax losses and temporary differences of prior periods that had not previously been recognized. As a result, current tax expense decreased by nil, 37,159 million yen and 32,504 million yen, respectively.
(2)
For the year ended March 31, 2026, the Company reassessed the recoverability of its deferred tax assets in light of projections of future taxable profit. As a result, the Company recognized additional deferred tax assets relating to deductible temporary differences and carryforward of unused tax losses that had not been previously recognized. The basis for this conclusion is as follows:
•
It has become probable that taxable profit will be generated for two consecutive fiscal years at the end of the current fiscal year.
•
The unused tax losses resulted from identifiable causes that are unlikely to recur in the future.
•
Based on a critical assessment of historical performance and approved business plans for the next three years, the Company concluded that sufficient taxable profit is expected to be generated during the periods in which the carryforward of unused tax losses can be utilized.

For the years ended March 31, 2025 and 2026, deferred tax expense includes benefits arising from the recognition of deferred tax assets related to tax losses and temporary differences of prior periods following the reassessment of their recoverability. As a result, deferred tax expense decreased by 12,737 million yen and 57,536 million yen, respectively. No such benefits were recognized for the year ended March 31, 2024, as the recognition criteria for deferred tax assets were not met.

(3)
For details, refer to the changes in deferred tax assets and liabilities at the section (1) above.

(4)
Amendments to the Japanese tax regulations were enacted into law on March 31, 2025. As a result of these amendments, the Japanese statutory effective tax rate is scheduled to be increased from 31.46% to approximately 32.34% effective from the year ending March 31, 2027. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.
(5)
Reconciliation of the Statutory Effective Tax Rate and the Actual Effective Tax Rate

The reconciliation of the statutory effective tax rate and the actual effective tax rate are as follows:

	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Japanese statutory effective tax rate (1)	31.46%	31.46%	31.46%
Permanent non-deductible items	877.15	(0.46)	(0.05)
Assessment of the recoverability of deferred tax assets	10,522.38	(41.39)	(79.80)
Additional taxable profit (2)	341.31	1.23	0.46
Change in tax rate (3)	1,441.10	(3.37)	0.83
Tax credits	(2,773.17)	(0.92)	(0.65)
Share of loss of investments accounted for using the equity method	—	0.49	0.05
Tax rate difference between subsidiaries	(989.88)	0.58	0.30
Other	(2,004.09)	0.38	0.04
Actual effective tax rate	7,446.26%	(12.00)%	(47.36)%

(1)
Japanese statutory effective tax rate is calculated based on corporate tax, inhabitant tax and enterprise tax applicable to the Group.
(2)
For added value component of the enterprise tax, there are certain additional taxable items such as employee benefit expenses that are included in taxable profit and loss carryforward cannot be utilized.
(3)
Due to tax reform enacted during the year ended March 31, 2024, a certain subsidiary will apply the size-based enterprise tax from the year ending March 31, 2027. Amendments to the Japanese tax regulations were enacted into law on March 31, 2025. As a result of these amendments, the Japanese statutory effective tax rate is scheduled to be increased from 31.46% to approximately 32.34% effective from the year ending March 31, 2027. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

19. Other Assets

Other assets are as follows:

		(In millions of yen)
	March 31, 2025	March 31, 2026
Customer incentives (1)	20,504	17,194
Incremental costs of obtaining a contract (2)	8,882	12,077
Prepaid expenses	6,497	6,905
Income tax receivables	328	604
Other	790	931
Total	37,001	37,711

(1)
The Group has consideration payable to a customer for PayPay Points for cardholders. PayPay Points for cardholders are capitalized based on recoverability and those that are not recoverable are expensed as incurred. Capitalized points are amortized on a straight-line basis over the period of ten years from which the related revenue is expected to be recognized when cardholders use their credit cards.

The amortization expenses recorded as a reduction of revenue for the years ended March 31, 2025 and 2026 were 4,464 million yen, and 4,473 million yen, respectively.

(2)
Refer to Note 30, Revenue for further details of incremental costs of obtaining a contract.

20. Deposits

Deposits are as follows:

		(In millions of yen)
	March 31, 2025	March 31, 2026
Payment:
PayPay Users' deposits (1)(2)	391,595	451,263
Subtotal	391,595	451,263
Financial service:
Deposits from customers in the banking business
Demand deposits	1,688,643	2,090,486
Time deposits	152,393	178,594
Deposits from customers in the securities intermediary business	142,236	221,374
Other	11,072	10,778
Subtotal	1,994,344	2,501,232
Total	2,385,939	2,952,495

(1)
PayPay Users' deposits are PayPay Balance and Other Items held by PayPay Users in PayPay Settlement Services. For further details of PayPay Balance and Other Items, refer to financial instruments section within Note 3, Material Accounting Policies.
(2)
PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 170,030 million yen and 212,179 million yen as of March 31, 2025 and 2026, respectively.

21. Accounts Payable

Accounts payable are as follows:

		(In millions of yen)
	March 31, 2025	March 31, 2026
Settlement payable (1)	902,682	1,069,525
Credit card payable (1)	27,913	30,867
Other payables (1)	18,802	21,946
Total	949,397	1,122,338

(1)
These accounts payable are classified as financial liabilities measured at amortized cost.

22. Borrowings and Lease Liabilities

(1)
Components of Borrowings and Lease Liabilities

Components of borrowings and lease liabilities are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Borrowings
Payment:
Loan payables (1)	213,050	280,825
Commercial papers (2)	84,000	73,000
Subtotal	297,050	353,825
Financial service:
Loan payables (1)	102,528	211,131
Subtotal	102,528	211,131
Total	399,578	564,956

Lease liabilities
Payment	11,121	9,096
Financial service	976	453
Total	12,097	9,549

(1)
The weighted average interest rates of the outstanding loan payables as of March 31, 2025 and 2026 were 0.55% and 0.80%, respectively.
(2)
The weighted average interest rates of the outstanding commercial papers as of March 31, 2025 and 2026 were 0.59% and 0.95%, respectively.

Significant financial covenants on the loan payables of PayPay Card Corporation

PayPay Card Corporation is subject to the following financial covenants with respect to a portion of its loan payables from financial institutions and was in compliance with such covenants for the years ended March 31, 2025 and 2026. All financial covenants are determined based on PayPay Card Corporation stand-alone financial information.

(i)
Net assets as of each fiscal year-end should be equal to or greater than 75% of the net assets as of the end of the previous fiscal year or March 31, 2021, whichever is higher.
(ii)
Should not incur operating losses or ordinary losses for two consecutive fiscal years.
(iii)
Required to remain a subsidiary of LY Corporation.
(iv)
Must maintain a minimum issuer rating of BBB- by a rating agency, and in absence of such rating, LY Corporation must maintain a minimum issuer rating of BBB+.
(2)
Changes in Liabilities Arising from Financing Activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash flows and non-cash transactions. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified as cash flows from financing activities in the Group’s Consolidated Statements of Cash Flows.

For the year ended March 31, 2024			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2023	Cash flows	Addition (1)	Decrease	Carrying amount as of March 31, 2024
Loan payables	361,540	129,678	—	—	491,218
Commercial papers	133,000	(21,000)	—	—	112,000
Lease liabilities	8,698	(2,409)	1,837	(392)	7,734
Total	503,238	106,269	1,837	(392)	610,952

For the year ended March 31, 2025			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2024	Cash flows	Addition (1)	Decrease	Carrying amount as of March 31, 2025
Loan payables	491,218	(176,298)	658	—	315,578
Commercial papers	112,000	(28,000)	—	—	84,000
Lease liabilities	7,734	(2,820)	7,204	(21)	12,097
Total	610,952	(207,118)	7,862	(21)	411,675

For the year ended March 31, 2026			(In millions of yen)
			Non-cash transactions
	Carrying amount as of April 1, 2025	Cash flows	Addition	Decrease	Carrying amount as of March 31, 2026
Loan payables	315,578	176,378	—	—	491,956
Commercial papers	84,000	(11,000)	—	—	73,000
Lease liabilities	12,097	(2,744)	307	(111)	9,549
Total	411,675	162,634	307	(111)	574,505

(1) Addition of lease liabilities and loan payables mainly resulted from new contracts.

23. Other Financial Liabilities

Other financial liabilities are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Advances received (1)	12,016	22,158
Suspense receipt (1)(2)	12,826	14,699
Accrued expenses	6,840	7,128
Trade date accrual (1)	1,336	2,440
Derivative liabilities (3)	1,186	1,368
Other	3	323
Total	34,207	48,116

(1)
These liabilities are classified as financial liabilities measured at amortized cost.
(2)
Suspense receipt primarily consists of PayPay Points Code, which can be used by PayPay Users to fund their PayPay Balance and Other Items.
(3)
These liabilities are classified as financial liabilities measured at FVTPL.

24. Provisions

Changes in provisions are as follows:

				(In millions of yen)
	Loss allowance for undrawn loan commitments	Asset retirement obligations	Other	Total
Balance as of April 1, 2024	5,166	2,102	27	7,295
Changes in ECL	(1,836)	—	—	(1,836)
Additions	—	1,841	—	1,841
Unwinding of discount	—	3	—	3
Utilized	—	(83)	(27)	(110)
Other	—	(152)	—	(152)
Balance as of March 31, 2025	3,330	3,711	—	7,041
Changes in ECL	22	—	—	22
Additions	—	19	1	20
Unwinding of discount	—	22	—	22
Utilized	—	(282)	—	(282)
Other	—	580	—	580
Balance as of March 31, 2026	3,352	4,050	1	7,403

Loss allowance for undrawn loan commitments

The lending commitments of the Group mainly consist of the shopping limits and cashing limits that are granted to customers in the Group's credit card business.

The total amount of the undrawn balances as of year end is as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Undrawn loan commitments	9,954,633	10,622,322

The undrawn balance of the shopping limit and cash advance limit does not indicate that the total amount of the balance will be used in the future because customers may use the credit card up to the limit at any time and do not always use the full amount of the limit and the Group may change the limit at its discretion. Also, since any amounts drawn by customers are repayable on demand, the Company considers the undrawn lending commitments are due within one year.

Asset retirement obligations

The Group recognizes asset retirement obligations for restoring leased properties to their original conditions upon termination of the lease contract based on contracts and agreements. The asset retirement obligations are measured using a discounted cash flow model at a pre-tax discount rate which can be reasonably estimated. The estimated future cash flow represents the management’s best estimates of the expenses expected to be incurred for restoring an asset to its original condition specified in the lease contracts.

These expenses are expected to be paid after the estimated period of use. However, the amounts will be affected by future business plans including extension or termination of lease contracts.

25. Other Liabilities

Other liabilities are as follows:

		(In millions of yen)
	March 31, 2025	March 31, 2026
Consumption tax payables	9,118	8,474
Accrued bonuses	4,647	6,327
Accrued paid leave	4,105	4,968
Contract liabilities	2,900	4,295
Other tax payables	819	1,484
Other	1,672	1,567
Total	23,261	27,115

26. Employee Benefits

(1)
Defined Contribution Plan

The amounts recognized as operating expenses in the Group’s Consolidated Statements of Profit or Loss in respect of the defined contribution plans, including publicly provided plans, are as follows:

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Contribution	3,459	3,910	4,266

(2)
Employee Benefit Expenses

Employee benefit expenses included in operating expenses in the Group’s Consolidated Statements of Profit or Loss are 37,764 million yen, 41,483 million yen and 47,641 million yen for the years ended March 31, 2024, 2025 and 2026, respectively. For further details, refer to Note 33, Operating Expenses.

Employee benefit expenses include salaries, bonuses, statutory welfare expenses. Refer to Note 38, Related Party Transactions for details of compensation of key management personnel.

27. Classification of Current and Non-current

As of March 31, 2025

			(In millions of yen)
	Collection or settlement period
	12 months or less	Over 12 months	Total
Assets
Cash and cash equivalents	369,811	—	369,811
Guarantee deposits	244,229	—	244,229
Call loans	63,000	—	63,000
Accounts receivable	141,054	—	141,054
Loans and advances to customers	794,538	1,133,069	1,927,607
Securities	225,867	849,881	1,075,748
Other financial assets	19,372	3,758	23,130
Property and equipment	—	14,493	14,493
Right-of-use assets	—	14,799	14,799
Intangible assets	—	65,672	65,672
Goodwill	—	15,157	15,157
Investment accounted for using the equity method	—	1,012	1,012
Deferred tax assets	—	49,392	49,392
Other assets	5,742	31,259	37,001
Total assets	1,863,613	2,178,492	4,042,105

Liabilities
Deposits	2,371,052	14,887	2,385,939
Accounts payable	949,396	1	949,397
Income tax payables	6,477	—	6,477
Borrowings	201,978	197,600	399,578
Other financial liabilities	34,203	4	34,207
Provisions	3,662	3,379	7,041
Lease liabilities	2,739	9,358	12,097
Deferred tax liabilities	—	377	377
Other liabilities	22,610	651	23,261
Total liabilities	3,592,117	226,257	3,818,374

As of March 31, 2026

			(In millions of yen)
	Collection or settlement period
	12 months or less	Over 12 months	Total
Assets
Cash and cash equivalents	363,083	—	363,083
Guarantee deposits	74,139	—	74,139
Call loans	40,014	—	40,014
Accounts receivable	150,372	—	150,372
Loans and advances to customers	1,045,113	1,467,738	2,512,851
Securities	344,867	1,391,968	1,736,835
Other financial assets	29,324	2,969	32,293
Property and equipment	—	14,879	14,879
Right-of-use assets	—	12,175	12,175
Intangible assets	—	66,466	66,466
Goodwill	—	15,157	15,157
Investments accounted for using the equity method	—	12,762	12,762
Deferred tax assets	—	107,275	107,275
Other assets	6,668	31,043	37,711
Total assets	2,053,580	3,122,432	5,176,012

Liabilities
Deposits	2,935,149	17,346	2,952,495
Accounts payable	1,122,338	—	1,122,338
Income tax payables	13,073	—	13,073
Borrowings	391,681	173,275	564,956
Other financial liabilities	47,793	323	48,116
Provisions	3,412	3,991	7,403
Lease liabilities	2,322	7,227	9,549
Deferred tax liabilities	—	206	206
Other liabilities	26,701	414	27,115
Total liabilities	4,542,469	202,782	4,745,251

28. Issued Capital and Reserves

(1)
Authorized Shares and Issued Capital

The movement of authorized shares and shares issued is as follows:

(In thousands of shares)
	Number of authorized shares	Number of shares issued (3)(4)
Common shares (1)(2)
April 1, 2023	1,600,000	550,000
Increase during the year	—	—
Decrease during the year	—	—
March 31, 2024	1,600,000	550,000
Increase during the year	—	—
Decrease during the year	—	—
March 31, 2025	1,600,000	550,000
Increase during the year (3)	—	126,956
Decrease during the year	—	—
March 31, 2026 (4)	1,600,000	676,956

	Number of authorized shares	Number of shares issued
Class A preferred shares (5)
April 1, 2023	400,000	—
Increase during the year	—	—
Decrease during the year (6)	(400,000)	—
March 31, 2024	—	—
Increase during the year	—	—
Decrease during the year	—	—
March 31, 2025	—	—
Increase during the year	—	—
Decrease during the year	—	—
March 31, 2026	—	—

(1)
Holders of common shares are entitled to receive dividends. Each common share carries one vote at general meetings of shareholders. All shares issued by the Group have no par value and the Group holds no Treasury Shares of the Company. Common shares are reserved for issue under outstanding share options. Refer to Note 35, Share-based Payments for details of the number of common shares and the relevant terms.
(2)
The Company conducted a share split, which became effective on November 15, 2025. Under the share split, the Company's common shares were split at a ratio of 200 shares for one share. The number of shares presented above are retrospectively adjusted in respect of the share split.
(3)
In April 2025, the Company implemented a third-party allotment of new shares to SoftBank Corp., LY Corporation, and SVF II Piranha (DE) LLC, and all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised. Additionally, in March 2026, in conjunction with the initial public offering on the Nasdaq Global Select Market, the Company implemented an allotment of new shares, and a portion of the stock options were exercised. Refer to Note 35, Share-based Payments and Note 38, Related Party Transactions for further detail.
(4)
All common shares are fully paid as of March 31 2026, except for 82,000 common shares issued upon the exercise of stock options in March 2026, for which payment had not yet been received.
(5)
Class A preferred shares have no voting rights, and have preference in dividend payments, while both of Class A preferred shares and common shares have the same rights to residual assets of the Group. The holders of Class A preferred shares have right of conversion of one Class A preferred share to one common share on and after April 1, 2022.
(6)
Decrease due to the abolishment of the provision in the articles of incorporation related to Class A preferred shares.
(2)
Share Premium and Retained Earnings
(i)
Share Premium

Legal capital reserve

Under the Companies Act, at least 50% of the proceeds of certain issuances of share capital shall be credited to issued capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general shareholders’ meeting, the transfer of amounts from share premium to issued capital.

Transaction costs of equity transaction

Transaction costs of an equity transaction are directly deducted from share premium. The amount deducted for the year ended March 31, 2026 was 1,002 million yen.

(ii)
Retained Earnings

Legal earnings reserve

The Companies Act requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium), or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general shareholders’ meetings.

(3)
Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) are as follows:

		(In millions of yen)
	Changes in debt instruments measured at FVTOCI	Exchange differences on translation of foreign operations
Balance as of April 1, 2024	(123)	4
Other comprehensive income (loss) (attributable to owners of the parent company)	(250)	(10)
Balance as of March 31, 2025	(373)	(6)
Other comprehensive income (loss) (attributable to owners of the parent company)	(2,634)	(10)
Other	(32)	—
Balance as of March 31, 2026	(3,039)	(16)

29. Dividends

The following dividends paid by the Group were included in the Group’s Consolidated Statements of Changes in Equity for the years ended March 31, 2024, 2025 and 2026.

	Class of shares	Amount of dividends (In millions of yen)	Dividends per share (Yen)	Effective date
For the year ended March 31, 2024
PayPay Bank Corporation June 22, 2023, general meeting of shareholders	Common shares	783	1,030	June 23, 2023
	Class A preferred stock	1,000	1,133	June 23, 2023
For the year ended March 31, 2025
PayPay Bank Corporation June 21, 2024, general meeting of shareholders	Common shares	1,228	1,616	June 24, 2024
	Class A preferred stock	1,574	1,782	June 24, 2024
For the year ended March 31, 2026
PayPay Bank Corporation June 24, 2025, general meeting of shareholders	Common shares	1,413	1,860	June 25, 2025
	Class A preferred stock	1,806	2,046	June 25, 2025

Dividends applicable to the owners of the parent company included in the total cash dividends for the years ended March 31, 2024, 2025 and 2026 were 179 million yen, 283 million yen and 311 million yen, respectively.

30. Revenue

(1)
Disaggregation of Revenue
(i)
Revenue recognized from contracts with customers and other sources

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Revenue from contracts with customers
Transaction and service income	174,127	203,595	251,041
Revenue from other sources
Interest income (1)	73,884	88,442	116,488
Gains (losses) on financial instruments	4,641	5,529	10,250
Other operating income	1,959	1,512	2,883
Total	254,611	299,078	380,662

(1)
The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. These guarantee fees are an integral part of the loan arrangement. In accordance with IFRS 9, these guarantee fees are included in the calculation under the effective interest rate method and therefore reduce interest income. The guarantee fees were 14,707 million yen, 18,163 million yen and 20,747 million yen for the years ended March 31, 2024, 2025 and 2026, respectively.
(ii)
Disaggregation of revenue from contracts with customers by type of service

For the year ended March 31, 2024
		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	151,673	—	151,673
Credit Payment Settlement Services and Acquiring Services (1)	31,917	—	31,917
Debit Payment Settlement Services	—	4,731	4,731
Payment settlement services deduction (2)	(52,669)	(1,171)	(53,840)
Subtotal	130,921	3,560	134,481
Financial Services	—	20,867	20,867
Other (3)(4)	18,389	390	18,779
Total (5)(6)	149,310	24,817	174,127

For the year ended March 31, 2025
		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	193,237	—	193,237
Credit Payment Settlement Services and Acquiring Services (1)	37,192	—	37,192
Debit Payment Settlement Services	—	5,077	5,077
Payment settlement services deduction (2)	(77,161)	(1,309)	(78,470)
Subtotal	153,268	3,768	157,036
Financial Services	—	22,269	22,269
Other (3)(4)	23,329	961	24,290
Total (5)(6)	176,597	26,998	203,595

For the year ended March 31, 2026
		(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	245,799	—	245,799
Credit Payment Settlement Services and Acquiring Services (1)	46,019	—	46,019
Debit Payment Settlement Services	—	5,468	5,468
Payment settlement services deduction (2)	(100,358)	(1,413)	(101,771)
Subtotal	191,460	4,055	195,515
Financial Services	—	24,706	24,706
Other (3)(4)	29,310	1,510	30,820
Total (5)(6)	220,770	30,271	251,041

(1)
Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 12,427 million yen, 10,819 million yen and 11,023 million yen for the years ended March 31, 2024, 2025 and 2026, respectively. Refer to the major revenue streams section within Note 3, Material Accounting Policies for more details.
(2)
Payment settlement services deduction mainly consists of rewards given to customers, all the deduction is related to the Payment Settlement Services only.
(3)
Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 1,870 million yen, 3,408 million yen and 4,554 million yen for the years ended March 31, 2024, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for a certain type of PayPay Card.
(4)
Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine, Inc.
(5)
Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile, for the years ended March 31, 2024, 2025 and 2026.
(6)
For further details of each service category, refer to major revenue streams section within Note 3, Material Accounting Policies.
(2)
Assets Recognized from the Incremental Costs of Obtaining a Contract

Contract costs are incurred mainly in the PayPay Card’s business.

The Group outsources marketing activities to third-party companies to promote card membership and pays commissions to the third-party companies based on the number of new cardholders acquired by the Group through the third-party companies’ promotions. The commission payment represents an incremental cost of obtaining a contract, because it is a cost that would not have been incurred if the contract for the Credit Payment Settlement Services had not been obtained.

Since August 2024, the Group also outsources marketing activities to a joint venture, PayPay SC Corporation to promote PayPay Settlement Services and pays commissions to the joint venture based on the number of new merchants acquired by the Group through the joint venture’s promotions. The commission payment represents an incremental cost of obtaining a contract, because it is a cost that would not have been incurred if the contract for the PayPay Settlement Services had not been obtained.

	(In millions of yen)
	March 31, 2025	March 31, 2026
Assets recognized from the costs to obtain contracts with customers	8,882	12,077

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Amortization expenses of assets recognized from the costs to obtain contracts with customers	1,043	1,297	1,724

(3)
Consideration Payable to a Customer

For consideration payable to a customer accounted for as an asset, refer to customer incentives in Note 19, Other Assets.

31. Income and Expenses on Financial Instruments

Income and Expenses on Financial Instruments are as follows:

For the year ended March 31, 2024

						(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income
Gains (losses) on financial instruments
Net gains (losses) recognized in profit or loss	42,073	43	—	33	412	(38,612)	3,949
Dividend income	692	—	0	—	—	—	692
Subtotal	42,765	43	0	33	412	(38,612)	4,641
Interest income	—	1,577	—	72,247	—	60	73,884

Expenses
Interest expenses (1)	—	—	—	—	1,930	1	1,931
Impairment losses (gains) on financial assets (2)(3)	—	—	—	18,881	—	—	18,881

For the year ended March 31, 2025

						(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income
Gains (losses) on financial instruments
Net gains (losses) recognized in profit or loss	7,401	(90)	—	667	(3)	(3,680)	4,295
Dividend income	1,234	—	0	—	—	—	1,234
Subtotal	8,635	(90)	0	667	(3)	(3,680)	5,529
Interest income	(147)	1,850	—	86,689	—	50	88,442

Expenses
Interest expenses (1)	—	—	—	—	4,253	1	4,254
Impairment losses (gains) on financial assets (2)(3)	—	—	—	26,468	—	—	26,468

For the year ended March 31, 2026

						(in millions of yen)
	Financial assets measured at FVTPL	Debt instruments measured at FVTOCI	Equity instruments measured at FVTOCI	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Derivative instruments	Total
Income
Gains (losses) on financial instruments
Net gains (losses) recognized in profit or loss	58,250	66	—	2,524	(154)	(51,524)	9,162
Dividend income	1,088	—	0	—	—	—	1,088
Subtotal	59,338	66	0	2,524	(154)	(51,524)	10,250
Interest income	6	3,218	—	113,237	—	27	116,488

Expenses
Interest expenses (1)	—	—	—	—	10,588	2	10,590
Impairment losses (gains) on financial assets (2)(3)	1	—	—	25,640	—	—	25,641

(1)
Interest expenses are included in other operating expenses presented in the Consolidated Statements of Profit or Loss.
(2)
Impairment losses (gains) on financial assets are included in provision for loss allowance presented in the Consolidated Statements of Profit or Loss.
(3)
The following adjustments would reconcile impairment losses (gains) on financial assets with provision for loss allowance presented in the Consolidated Statements of Profit or Loss:

		(in millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Impairment losses (gains) on financial assets	18,881	26,468	25,641
Provisions for credit losses on loan commitments	4,740	(1,836)	24
Write-offs	(615)	(690)	(742)
Provision for loss allowance	23,006	23,942	24,923

32. Other Operating Income

Other operating income is as follows:

		(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Gain on expiration of contractual obligation (1)	1,258	1,216	1,752
Received secondment and expense contributions	—	276	330
Grants and contributions from non-governmental entities	—	—	328
Government grants	574	—	—
Other	127	20	473
Total	1,959	1,512	2,883

(1)
The gain on expiration of contractual obligation mainly consists of gains from expiration of PayPay Points Code. For further details, refer to other operating income section within Note 3, Material Accounting Policies.

33. Operating Expenses

Operating expenses by nature are as follows:

For the year ended March 31, 2024
				(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	45,402	―	―	45,402
Settlement related cost (2)	30,660	9,832	(500)	39,992
Employee benefit expenses (3)	30,981	6,783	―	37,764
Professional and outsourcing services expenses (4)	26,456	8,516	(172)	34,800
Provision for loss allowance	22,650	356	―	23,006
Other operating expenses
Depreciation and amortization	12,849	4,700	―	17,549
License fees	15,899	―	―	15,899
Interest expenses	2,814	544	(1,427)	1,931
Advertising and promotion expenses	7,955	4,050	(547)	11,458
Tax and charges	4,270	2,248	―	6,518
Amortization of contract cost	1,043	―	―	1,043
Other	14,105	5,391	(258)	19,238
Subtotal	58,935	16,933	(2,232)	73,636
Total	215,084	42,420	(2,904)	254,600

For the year ended March 31, 2025
				(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	50,362	―	―	50,362
Settlement related cost (2)	33,645	10,592	(575)	43,662
Employee benefit expenses (3)	32,984	8,499	―	41,483
Professional and outsourcing services expenses (4)	19,887	8,997	(117)	28,767
Provision for loss allowance	23,368	574	―	23,942
Other operating expenses
Depreciation and amortization	14,705	5,388	―	20,093
License fees	18,027	―	―	18,027
Interest expenses	2,628	2,278	(652)	4,254
Advertising and promotion expenses	6,896	4,528	(693)	10,731
Tax and charges	3,038	2,014	―	5,052
Amortization of contract cost	1,297	―	―	1,297
Other	11,061	5,616	(779)	15,898
Subtotal	57,652	19,824	(2,124)	75,352
Total	217,898	48,486	(2,816)	263,568

For the year ended March 31, 2026
				(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	60,195	—	—	60,195
Settlement related cost (2)	37,817	11,713	(799)	48,731
Employee benefit expenses (3)	36,790	10,865	(14)	47,641
Professional and outsourcing services expenses (4)	20,336	8,120	(357)	28,099
Provision for loss allowance	23,861	1,062	—	24,923
Other operating expenses
Depreciation and amortization	17,018	6,740	—	23,758
License fees	18,060	839	—	18,899
Interest expenses	3,920	6,997	(327)	10,590
Advertising and promotion expenses	7,281	3,028	(303)	10,006
Tax and charges	3,889	2,054	—	5,943
Amortization of contract cost	1,724	—	—	1,724
Other	15,831	5,361	(1,121)	20,071
Subtotal	67,723	25,019	(1,751)	90,991
Total	246,722	56,779	(2,921)	300,580

(1)
Point expenses are incurred primarily when the Group grants reward points to a PayPay User through various reward programs, which the PayPay User can use such reward points at the merchants to pay off balance due in a purchase transaction.
(2)
Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.
(3)
Refer to Note 26, Employee Benefits for details.
(4)
Professional and outsourcing services expenses include customer service related costs, system development labor, and other professional services.

34. Earnings Per Share

(1)
Basis for Calculation of Basic Earnings Per Share

The profit (loss) for the year and the weighted average number of shares used in the calculation of basic earnings per share (“EPS”) are as follows:

	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Profit (loss) for the year attributable to owners of the parent company (Million yen)	(3,350)	36,170	115,034
Weighted average number of issued common shares for the year (Thousand shares) (1)	550,000	550,000	637,577
Basic earnings (loss) per share (Yen) (1)	(6.09)	65.76	180.42

(1)
The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 28, Issued Capital and Reserves for details of share split.

(2)
Basis for Calculation of Diluted Earnings Per Share

The calculation of the diluted earnings per share is based on the following data:

	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Profit (loss) for the year attributable to owners of the parent company (Million yen)	(3,350)	36,170	115,034
Weighted average number of issued common shares for the year (Thousand shares) (1)	550,000	550,000	637,577
Effects of dilutive potential common shares (Thousand shares) (2)	-	-	6,682
Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) (1)	550,000	550,000	644,259
Diluted earnings (loss) per share (Yen) (1)	(6.09)	65.76	178.55

(1)
The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted. Refer to Note 28, Issued Capital and Reserves for details of share split.
(2)
The potential dilutive effect of the 1st series of Stock Options is not disclosed as the estimated difference between basic and diluted earnings per share was determined not to be material. Regarding the 2nd to 49th series of Stock Options, the IPO condition was satisfied during the current fiscal year, and they were included in the computation of diluted earnings per share. Refer to Note 35, Share-based Payments.

35. Share-based Payments

Note that the number of the shares or stock options, the exercise price, and the fair value of shares on the grant date presented below have been retrospectively adjusted in respect of the share split that occurred on November 15, 2025. Refer to Note 28, Issued Capital and Reserves, for further details.

(1)
Overview of the Stock Option
(i)
1st stock options

The Group has granted stock options as share-based payment awards to non-employees for the software development service provided to the Group. The option holder has the right to acquire the Company’s common shares upon exercise. The option holder may exercise the options at any time subsequent to vesting and no later than the expiration date. On April 4, 2025, all of the 1st stock options held by SVF II Piranha (DE) LLC were exercised. Refer to Note 28, Issued Capital and Reserves and Note 38, Related Party Transactions.

(ii)
2nd to 46th trust-type of stock options

The Group has a trust-type stock option plan for directors, corporate officers, and employees (“the trust-type plan”) to attract and retain exceptionally qualified and talented human resources to achieve the Group’s business goals. Under the trust-type plan, SoftBank Corp. and LY Corporation, which are the owners of the parent company, contributed their funds to the trust and the trust acquired a total of 11,636 thousand shares of the 2nd to 46th series of the stock options (“the trust-type stock options”) from the Company on August 29, 2022. In addition, on a predetermined date, according to the instructions of the Company, the trust-type stock options will be granted to the directors, corporate officers, and other employees of the Company or its subsidiaries.

The number of trust-type stock options issued to the trust is shown in the table below.

	(In thousands of shares)
	Exercisable period (Five periods)
Market condition (Nine conditions)	From April 1, 2024 to March 31, 2033	From April 1, 2025 to March 31, 2033	From April 1, 2026 to March 31, 2033	From April 1, 2027 to March 31, 2033	From April 1, 2028 to March 31, 2033
None	843	843	843	843	838
3 trillion yen	416	387	387	386	386
4 trillion yen	359	328	324	308	308
5 trillion yen	248	248	192	108	108
6 trillion yen	174	174	161	161	125
7 trillion yen	73	73	73	73	73
8 trillion yen	84	84	84	80	80
9 trillion yen	107	107	104	104	104
10 trillion yen	167	167	167	167	167
Total	2,471	2,411	2,335	2,230	2,189

For the year ended March 31, 2023, a total of 4,589 thousand shares of trust-type stock options were granted to directors, corporate officers and other employees. In addition, the trust was consolidated to the Group’s Consolidated Statements of Financial Position and Consolidated Statements of Profit or Loss. As of April 30, 2025, remaining 7,047 thousand shares of trust-type stock options which the trust held were forfeited and extinguished, and the trust had been terminated.

(iii)
47th and 48th tax qualified-type, and 49th one-yen-exercisable at retirement-type of stock options

The Group has tax qualified-type and one-yen-exercisable at retirement-type of stock option plans for directors, corporate officers, and other employees for the purpose of attracting and retaining exceptionally qualified and talented human resources to achieve the Group’s business goals.

(iv)
Phantom stock awards

The Group grants phantom stock awards to certain employees, which are accounted for as cash-settled share-based payment arrangements. A phantom stock award is an award of a theoretical number of units (phantom units) operating in substance as a phantom option, whose value is based on the appreciation of the Company's common stock over a specified exercise price. The value of each phantom unit is based on the excess of the Company’s common stock price over the exercise price and, therefore, appreciates and depreciates on the basis of fluctuations in the value of the Company's common stock.

(2)
Stock Options Outstanding

The Group’s stock options outstanding as of March 31, 2026 are as follows:

(i)
2nd to 46th trust-type stock options

Name	2nd to 6th stock options	7th to 46th stock options
Grant date	December 5, 2022	December 5, 2022
Grantee	Directors, corporate officers and other employees	Directors, corporate officers and other employees
Number of options granted	See the table below (4)	See the table below (4)
Settlement method	Equity-settled	Equity-settled
Exercisable period	See the table below (4)	See the table below (4)
Conditions of vesting	Service condition (1) IPO condition (2)	Service condition (1) IPO condition (2) Market condition (3)

(1)
Service condition

Holders of stock options must be directors, corporate officers, or other permanent employees of the Company or its subsidiaries at the time of exercising the rights. The stock options are forfeited upon resignation from the Group. However, this shall not apply in cases where the Board of Directors approves the condition such as retirement due to expiration of term of office or mandatory retirement age.

(2)
IPO condition

Holders of stock options may exercise their stock options only when the Company’s shares are listed on a financial instruments exchange market.

(3)
Market condition

Holders of stock options may not exercise their stock options unless the market capitalization exceeds a certain threshold (4) on a specific date at least once during the period from the listing of the Company’s shares on a financial instruments exchange market to the last day of the exercisable period.

(4)
Number of 2nd to 46th trust-type stock options granted, exercisable period and market condition

There are five exercisable periods and nine market capitalization conditions, therefore, the Group has a total of 45 types of stock options. The number of trust-type stock options is as follows.

	(In thousands of shares)
	Exercisable period (Five periods)
Market condition (Nine conditions)	From April 1, 2024 to March 31, 2033	From April 1, 2025 to March 31, 2033	From April 1, 2026 to March 31, 2033	From April 1, 2027 to March 31, 2033	From April 1, 2028 to March 31, 2033
None	444	444	442	376	342
3 trillion yen	187	165	152	144	136
4 trillion yen	123	115	107	98	89
5 trillion yen	82	74	63	51	38
6 trillion yen	52	50	47	44	31
7 trillion yen	28	28	27	26	26
8 trillion yen	27	27	26	25	25
9 trillion yen	36	35	35	35	33
10 trillion yen	52	52	51	50	49
Total	1,031	990	950	849	769

(ii)
47th and 48th tax qualified-type and 49th one-yen-exercisable at retirement-type of stock options

Name	47th stock option	48th stock options	49th stock options
Grant date	April 28, 2025	April 28, 2025	April 28, 2025
Grantee	Employees	Directors and corporate officers	Directors and corporate officers
Number of options granted	See the table below (3)	See the table below (3)	569 thousand shares
Settlement method	Equity-settled	Equity-settled	Equity-settled
Exercisable period	See the table below (3)	See the table below (3)	From June 1, 2025 to May 31, 2045
Conditions of vesting	Service condition (1) IPO condition (2)	Service condition (1) IPO condition (2)	IPO condition (2)

(1)
Service condition

Holders of stock options must be directors, corporate officers, or other permanent employees of the Company or its subsidiaries at the time of exercising the rights. The stock options are forfeited upon resignation from the Group. However, this shall not apply in cases where the Board of Directors approves the condition such as retirement due to expiration of term of office or mandatory retirement age.

(2)
IPO condition

Holders of stock options may exercise their stock options only when the Company’s shares are listed on a financial instruments exchange market.

(3)
Number of stock options granted, exercisable period

The number of 47th and 48th tax qualified-type stock options by exercisable period is as follows.

	(In thousands of shares)
	Exercisable period (Five periods)
	From April 25, 2027 to April 23, 2035	From April 29, 2028 to April 23, 2035	From April 29, 2029 to April 23, 2035	From April 29, 2030 to April 23, 2035	From April 29, 2031 to April 23, 2035	Total
47th stock options	1,625	1,582	1,529	1,472	1,417	7,625
48th stock options	107	107	107	107	107	535

(iii)
Phantom stock awards

The awards become exercisable upon satisfaction of all conditions, including service conditions, an IPO condition, and market conditions. Upon exercise, the Group settles the awards in cash based on the difference between the exercise price and the share price at the exercise date. The maximum term of the phantom stock awards granted under this plan is 11.9 years, which represents the period from the grant date to the expiration of the exercise period.

(3)
Expenses and Liabilities Arising from Share-based Payments

Operating expenses and liabilities recognized in the Group's Consolidated Statements of Profit or Loss and Consolidated Statements of Financial Position in connection with share-based payments were as follows:

(i)
Operating expenses

	(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Equity-settled	―	―	1,730
Cash-settled	―	―	117
Total	―	―	1,847

(ii)
Liabilities

Liabilities recognized in connection with share-based payments solely relate to phantom stock awards, which are classified as cash-settled share-based payment arrangements.

	(In millions of yen)
	March 31, 2025	March 31, 2026
Total carrying amount of liabilities	―	130
Total intrinsic value of vested liabilities	―	20

As the Group completed its initial public offering on March 12, 2026 and satisfied the IPO condition, the Group commenced the recognition of share-based payment expenses and liabilities in the Consolidated Statements of Profit or Loss for the year ended March 31, 2026 and Consolidated Statements of Financial Position as of March 31, 2026.

(4)
Details of the stock options and awards

Details of the stock options and awards are as follows:

For the year ended March 31, 2024

	1st stock options		2nd to 46th stock options		Phantom stock awards
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	31,802	500	4,516	1,300	79	1,300
Granted	―	―	―	―	―	―
Exercised	―	―	―	―	―	―
Forfeited	―	―	(217)	1,300	―	―
Expired	―	―	―	―	―	―
Outstanding at the end of the year (1)	31,802	500	4,299	1,300	79	1,300
Exercisable at the end of the year	31,802	500	―	―	―	―

(1)
The weighted average remaining contractual lives in relation to 1st stock options, 2nd to 46th stock options, and phantom stock awards outstanding as of March 31, 2024 were 6.5 years, 9.0 years, and 9.0 years, respectively.

For the year ended March 31, 2025

	1st stock options		2nd to 46th stock options		Phantom stock awards
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	31,802	500	4,299	1,300	79	1,300
Granted	―	―	―	―	―	―
Exercised	―	―	―	―	―	―
Forfeited	―	―	(288)	1,300	―	―
Expired	―	―	―	―	―	―
Outstanding at the end of the year (1)	31,802	500	4,011	1,300	79	1,300
Exercisable at the end of the year	31,802	500	―	―	―	―

(1)
The weighted average remaining contractual lives in relation to 1st stock options, 2nd to 46th stock options outstanding, and Phantom stock awards as of March 31, 2025 were 5.5 years, 8.0 years, and 8.0 years, respectively.

For the year ended March 31, 2026

	1st stock options		2nd to 46th stock options		47th stock options
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	31,802	500	4,011	1,300	—	―
Granted	―	―	—	―	7,625	1,300
Exercised (1)	(31,802)	500	(82)	1,300	—	―
Forfeited	―	―	(122)	1,300	(255)	1,300
Expired	―	―	—	―	—	―
Outstanding at the end of the year (2)	―	―	3,807	1,300	7,370	1,300
Exercisable at the end of the year	―	―	633	1,300	—	―

	48th stock options		49th stock options		Phantom stock awards
	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of stock options (Thousand shares)	Weighted average exercise price (Yen)	Number of awards (Thousand)	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	―	―	―	―	79	1,300
Granted	535	1,300	569	1	155	1,327
Exercised (1)	―	―	―	―	―	―
Forfeited	―	―	―	―	―	―
Expired	―	―	―	―	―	―
Outstanding at the end of the year (2)	535	1,300	569	1	234	1,318
Exercisable at the end of the year	―	―	―	―	10	1,300

(1)
The weighted average share price at the date of exercise was 1,305 yen.
(2)
The weighted average remaining contractual lives in relation to the stock options and awards outstanding as of March 31, 2026 were as follows:

	2nd to 46th stock options	47th stock options	48th stock options	49th stock options	Phantom stock awards
Weighted average remaining contractual lives (years)	7.0	9.1	9.1	19.2	8.4

(5)
Fair Value Measurement
(i)
Fair value measurement of the equity-settled share-based payments issued during the reporting periods

For the years ended March 31, 2024 and 2025

There were no stock options granted during the years ended March 31, 2024, and 2025, respectively.

For the year ended March 31, 2026

Fair value of stock options granted during the year ended March 31, 2026 was measured as follows:

Grant and name	47th stock options	48th stock options	49th stock options
Weighted average fair value	488 yen	409 yen	472 yen
Valuation method used	Monte-Carlo simulation (1)	Monte-Carlo simulation (1)	Monte-Carlo simulation (1)
Key inputs and assumptions
Exercise price	1,300 yen	1,300 yen	1 yen
Fair value of share on grant date	1,300 yen	1,300 yen	1,300 yen
Exercise period	10 years	10 years	20 years
Expected dividend yield	3.4%	3.4%	3.4%
Expected volatility (2)	38.6%	38.6%	37.6%
Risk-free interest rate	1.3%	1.3%	2.1%

(1)
Monte-Carlo simulation requires various highly subjective assumptions, including expected volatility, expected life of stock options, expected dividend yield, and fair value of common share at the time of option grants.
(2)
The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Group.
(ii)
Fair value measurement of cash-settled share-based payments at the end of the year

March 31, 2026
Weighted average fair value	1,998 yen
Valuation method used	Monte-Carlo simulation (1)
Key inputs and assumptions
Exercise price	1,300 yen or 1,750 yen
Fair value of share at the end of the period	3,393 yen
Exercise period	7.0 years - 9.1 years
Expected dividend yield	See below (2)
Expected volatility (3)	39.9% - 41.6%
Risk-free interest rate	2.1% - 2.3%

(1)
Monte-Carlo simulation requires various highly subjective assumptions, including expected volatility, expected life of the awards, expected dividend yield, and fair value of common share at the end of the year.
(2)
The expected dividend yield was estimated to be zero for the first five years following the IPO and 1.6 % from the sixth year onward.
(3)
The expected volatility was derived from the historical volatility over a period similar to the expected life of the awards for publicly listed companies that are comparable to the Group.

36. Financial Instruments

(1) Capital Management

The Group’s capital management policy is to realize and maintain the capital composition at optimized levels in order to sustain mid-term and long-term growth and maximize the corporate value.

The main indicators used by the Group in capital management are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Total shareholders’ equity	223,731	430,761
Equity capital ratio (1) (%)	5.54%	8.32%

(1)
Equity capital ratio is calculated as total shareholders’ equity divided by total liabilities and shareholders' equity.

PayPay Bank Corporation, the Company’s banking subsidiary in Japan, is subject to the capital adequacy guidelines set by the Financial Services Agency of Japan, which are based on the Basel Capital Accord. Under the guidelines, PayPay Bank Corporation is classified as a Domestically Active Bank and required to maintain a minimum capital adequacy ratio, namely no less than 4.0%, of capital against the amount of risk weighted assets.

The table below presents PayPay Bank Corporation's capital adequacy ratio, core capital, total capital and risk-weighted assets under Japanese GAAP.

	(In millions of yen)
	March 31, 2025	March 31, 2026
Capital adequacy ratio	16.76%	14.04%
Core capital	145,215	157,147
Total capital	132,575	144,202
Risk-weighted assets	790,957	1,026,786

Other companies below in the Group are also required to maintain their own capital-related ratio and equity balance defined by the capital regulations as follows:

Company	Laws and regulations	Requirements
PayPay Corporation	Payment Services Act	Maintenance of minimum required equity amount
PayPay Card Corporation	Installment Sales Act	Maintenance of minimum required equity ratio
PayPay Securities Corporation	Financial Instruments and Exchange Act	Maintenance of minimum required capital-to-risk ratio

Each company in the Group adequately meets the capital requirements under the laws and regulations.

(2) Financial Risk Management

The Group is exposed to financial risks, including credit risk, liquidity risk, and market risk, relating to its operations. Therefore, we regularly monitor such financial risks and follow policies implemented to mitigate risk exposures.

(i)
Credit Risk

The Group is exposed to the debtors’ credit risk arising from its operating activities. Generally, the credit risk is related to accounts receivable from cardholders, payment service providers and PayPay Merchants, loan arrangements to banking customers, and loan commitments for cardholders.

(A)
Credit risk management

The Group assesses credit cardholders' credit risk in accordance with internal policy upon entering into an agreement with cardholders. The Group also monitors mainly collection status of each cardholder to manage potential uncollectible amounts.

As for the credit card receivables from cardholders, in the event of delinquency, the terms of the contracts may be modified for the purpose of facilitating collections, and the original contractual cash flows would change.

While most of the credit card receivables are from cardholders based in Japan, the Group is working to prevent or reduce credit risk through the risk management procedures described above.

For banking customers' credit risk, the Group has established a credit risk management system in its internal regulations and strives to control credit risk in accordance with the internal "Credit Policy." In addition, the Group has established regulations for credit review, concentration risk and write off. In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio by establishing an adequate credit limit. The Audit Department, which is independent from each division, regularly audits the credit risk management status, checks credit operations, and reports the results of the audit to the Board of Directors.

The Group derecognized these financial assets for which the contractual cash flows have been modified and recognized purchased or originated credit-impaired financial assets, where the change in the discounted present value of the cash flows under the new terms of these financial assets changed by more than 10% from the discounted present value of the remaining cash flows of the original terms.

As of March 31, 2025 and 2026, there were no modifications of the contractual cash flows of financial assets where the modification did not result in derecognition.

For general credit risks other than the credit risk above, the Group conducts credit investigations and establishes a credit line in order to manage credit risks. The Group periodically monitors the status of debtors, past dues and outstanding balances in accordance with the internal Credit Management Regulations.

The maximum exposure to credit risk as of March 31, 2025 and 2026 represents the carrying amounts, net of impairment losses, of the respective financial assets recognized in the Group’s Consolidated Statements of Financial Position.

(B) Analysis by credit risk rating grades

a. Businesses other than banking business

The following table details the gross carrying amounts of financial assets for the businesses other than banking business subsequently measured at amortized cost (1) by due date:

As of March 31, 2025

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Financial assets that are purchased or originated credit- impaired	Total
Not past due	1,479,394	1,914	—	—	—	1,481,308
Within 30 days	66,830	28	2,781	948	95	70,682
Within 31 to 90 days	—	3	4,486	3,250	1,383	9,122
Over 90 days	—	494	—	36,389	10,103	46,986
Total	1,546,224	2,439	7,267	40,587	11,581	1,608,098

As of March 31, 2026

					(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Financial assets that are purchased or originated credit- impaired	Total
Not past due	1,522,485	2,789	—	—	—	1,525,274
Within 30 days	86,713	74	3,128	1,159	82	91,156
Within 31 to 90 days	—	28	5,944	3,519	1,673	11,164
Over 90 days	—	378	—	37,277	13,210	50,865
Total	1,609,198	3,269	9,072	41,955	14,965	1,678,459

(1)
These assets include cash and cash equivalents, guarantee deposits, accounts receivable, loans and advances to customers, securities and other financial assets on the Group’s Consolidated Statements of Financial Position. All of the loss allowance for the financial assets other than credit card receivables and settlement receivables in the tables are measured at 12-month ECL as of March 31, 2025 and 2026. In addition, all of those financial assets except for credit card receivables and settlement receivables were not past due as of March 31, 2025 and 2026.

b. Banking business

For the banking business, financial assets are segregated into following credit qualities based on internal risk assessments by debtors.

Classification of debtors	Basis of classification
Performing	Account not classified as either
Credit Watch	Account designated for elevated attention
At Risk or Default	Account where there is an increased likelihood that default may exist based on qualitative and quantitative factors

As of March 31, 2025

			(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Total
Performing	2,143,066	—	—	2,143,066
Credit Watch	—	1,849	—	1,849
At Risk or Default	—	—	1,680	1,680
Total	2,143,066	1,849	1,680	2,146,595

As of March 31, 2026

			(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Financial assets with significant increase in credit risk since initial recognition	Credit- impaired financial assets	Total
Performing	3,065,985	—	—	3,065,985
Credit Watch	—	2,279	—	2,279
At Risk or Default	—	—	3,023	3,023
Total	3,065,985	2,279	3,023	3,071,287

(C) Measurement in loss allowances

The amount of loss allowances is calculated based on PD, LGD and the exposure at default (“EAD”) as well as other reasonably available forward-looking information, and measured on a collective basis after grouping the accounts receivable, debt instruments measured at FVTOCI, loans and loan commitments by product and duration of past due.

The Group considers that there has been a significant increase in credit risk mainly when payments are more than 30 days past due. For loans in the banking business, the Group considers there has been a significant increase in credit risk when payments are more than 10 days past due or when multiple late payments have occurred. In assessing whether credit risk has increased significantly, the Group considers reasonably available and supportable information in addition to past due information.

The Group defines a receivable to be in default mainly when the contractual payment is 90 days or more past due, the contractual conditions have been modified, or the obligor is experiencing significant financial difficulty. Credit impairment is considered to have occurred for receivables that are judged to be in default.

The Group measures the loss allowances of the financial assets at an amount equal to the amount of expected credit losses from possible defaults in the next 12 months after the end of the reporting period if the credit risk has not increased significantly since the initial recognition (12-month expected credit losses). If credit risk on the financial assets at the end of the reporting period have increased significantly since the initial recognition, the loss allowances are measured at an amount equal to the expected credit losses that result from all possible default events over the expected life (lifetime expected credit losses).

However, for accounts receivable result from transactions that are within the scope of IFRS 15, and that do not contain significant financing components, the amount of loss allowances is measured at an amount equal to lifetime expected credit losses, regardless of whether or not there is a significant increase in credit risk from the time of initial recognition.

There was collateral for mortgage loans and guarantee contracts for some loans.

The movements in loss allowances for the financial assets are as follows:

For the year ended March 31, 2025

				(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit-impaired financial assets	Total
Balance as of April 1, 2024	8,822	589	1,308	22,190	32,909
Provision for loss allowance, net of reversal	3,851	(84)	81	—	3,848
Write-offs	(1,621)	(1)	(709)	(13,622)	(15,953)
Transfer between stages	(205)	—	(647)	852	—
Changes in risk variables	(142)	—	1,539	23,661	25,058
Other	(45)	—	—	29	(16)
Balance as of March 31, 2025	10,660	504	1,572	33,110	45,846

For the year ended March 31, 2026

				(In millions of yen)
		Financial assets with loss allowance measured at lifetime ECL
	Financial assets with loss allowance measured at 12-month ECL	Accounts receivables for which simplified approach is applied	Financial assets with significant increase in credit risk since initial recognition	Credit-impaired financial assets	Total
Balance as of April 1, 2025	10,660	504	1,572	33,110	45,846
Provision for loss allowance, net of reversal	4,838	(69)	27	2	4,798
Write-offs	(1,679)	(12)	(696)	(12,661)	(15,048)
Transfer between stages	(126)	—	(782)	908	—
Changes in risk variables	(448)	—	1,864	22,006	23,422
Derecognition of receivables upon sale	—	—	—	(10,598)	(10,598)
Other	6	—	—	(47)	(41)
Balance as of March 31, 2026	13,251	423	1,985	32,720	48,379

Loss allowances mainly relate to credit card receivables and loans.

The total amount of undiscounted expected credit losses at initial recognition on financial assets that were purchased or originated credit-impaired as of March 31, 2025 and 2026 were 14,881 million yen and 13,851 million yen, respectively.

There was no significant increase or decrease in the loss allowance relating to financial assets that are purchased or originated credit-impaired.

There was no financial asset that the credit risk that has been modified while the loss allowance was measured at an amount equal to lifetime expected credit losses, has improved to the extent that the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended March 31, 2025 and 2026.

There were no significant changes in the gross carrying amount that affected changes in the loss allowance for the years ended March 31, 2025 and 2026.

The amount of financial assets which has been written off but subject to ongoing collection activity was not material for the years ended March 31, 2025 and 2026.

(ii)
Liquidity Risk
(A)
Management of liquidity risk related to financing

Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities, including derivative instruments that are settled by delivering cash or another financial asset. The Group is exposed to liquidity risk in relation to funding, utilization, and repayment of cash arising from its business operation. In order to prevent and reduce the liquidity risk, the Group, in principle, invests in highly liquid and low-risk financial instruments. The Group maintains a sufficient level of cash and cash equivalents and receivables with maturities of primarily up to two months, in order to ensure its liquidity and stability.

In its banking business, in order to prevent excessive reliance on short-term funding (ranging from overnight to one month), the Group sets an upper limit on the amount of such funding and monitors compliance with this limit on a daily basis. In addition, the Group monitors the balance of assets that can be readily converted into cash to ensure liquidity in emergency situations, such as large withdrawals of customers' deposits in its financial businesses.

The Group finances its operations through customer deposits in the financial businesses, loan payables, commercial papers and financing through liquidation of receivables.

(B)
The balance of financial liabilities by repayment date

The following table details the balance of financial liabilities by repayment date. The contractual cash flow amount below reflects cash flow presented on an undiscounted cash flow basis, including interest expense.

As of March 31, 2025

							(In millions of yen)
	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities
Deposits	2,385,939	2,386,132	2,371,106	3,531	4,065	695	1,761	4,974
Accounts payable	949,397	949,397	949,396	1	—	—	—	—
Borrowings	399,578	401,819	202,992	59,136	37,083	91,446	11,012	150
Other financial liabilities	33,021	33,021	33,017	4	—	—	—	—
Lease liabilities	12,097	12,661	2,933	2,373	2,288	2,247	1,805	1,015
Derivative financial liabilities
Other financial liabilities	1,186	1,186	1,186	—	—	—	—	—
Total liabilities	3,781,218	3,784,216	3,560,630	65,045	43,436	94,388	14,578	6,139

Off-balance sheet item
Undrawn loan commitments	—	9,954,633	9,954,633	—	—	—	—	—

As of March 31, 2026

							(In millions of yen)
	Book value	Contractual cash flow	Within 1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	More than 5 years
Non-derivative financial liabilities
Deposits	2,952,495	2,952,536	2,935,149	5,118	4,540	1,204	2,222	4,303
Accounts payable	1,122,338	1,122,338	1,122,338	—	—	—	—	—
Borrowings	564,956	566,243	392,273	67,883	92,747	11,813	1,376	151
Other financial liabilities	46,748	46,748	46,430	106	106	106	—	—
Lease liabilities	9,549	9,924	2,475	2,353	2,257	1,823	770	246
Derivative financial liabilities
Other financial liabilities	1,368	1,368	1,368	—	—	—	—	—
Total liabilities	4,697,454	4,699,157	4,500,033	75,460	99,650	14,946	4,368	4,700

Off-balance sheet item
Undrawn loan commitments	—	10,622,322	10,622,322	—	—	—	—	—

(C)
Lines of credit

The Group has lines of credit with financial institutions for borrowing arrangements and liquidation arrangements of credit card receivables. The remaining lines of credit available are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Committed lines of credit
Total	3,673	5,124
Used	—	—
Remaining	3,673	5,124

Uncommitted lines of credit
Total	910,200	1,024,200
Used	(109,900)	(205,600)
Remaining	800,300	818,600

Total remaining lines of credit available	803,973	823,724

(iii) Market Risk

(A)
Foreign exchange risk management

The Group has exposure to foreign exchange risks on transactions denominated in currencies other than the functional currencies. The main foreign currency used for transactions of the Group is the U.S. dollar (“USD”).

The Group enters into forward exchange contracts, foreign exchange futures and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

For the banking business, identifying assets and liabilities subject to foreign exchange risk, the Group sets a risk limit for the investment amount and the present value fluctuation amount arising from that portfolio, and manages its compliance with the limit on a daily basis. In addition, the Group regularly analyzes the changes in present value due to exchange rate fluctuations and monitors the impact on assets and liabilities.

Through the risk management procedures described above, the Group’s net foreign exchange risk exposure and the effects on profit or loss before tax and shareholders’ equity are not material.

(B)
Interest rate risk management

The Group raises capital through interest-bearing borrowings and deposits, including those with floating interest rates, and hence is exposed to the risk of an increase in the interest payments resulting from rising interest rates. In order to prevent or reduce the risk of interest rate fluctuations, the Group maintains an appropriate mix of interest-bearing debt with fixed and floating interest rates to hedge the risk of interest rate fluctuations. For floating interest rate debt, the Group also continuously monitors interest rate fluctuations.

The sensitivity analysis was performed by using balances of the outstanding financial liabilities, including deposits and borrowings bearing floating interest rates, as of March 31, 2025 and 2026, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant.

The table below presents the impact of a 1% increase in market interest rates, which would reduce profit or loss before tax and shareholders’ equity. A corresponding 1% decrease in market interest rates would result in an equal and opposite impact.

	(In millions of yen)
	For the year ended
	March 31, 2025	March 31, 2026
Impact on profit or loss before tax	18,085	23,111
Impact on shareholders' equity	12,500	15,947

For the banking business, identifying assets and liabilities subject to interest rate risk management, the Group sets a risk limit for the amount of fluctuation in the present value arising from the portfolio and manages compliance with the limit on a daily basis. In addition, the Group regularly analyzes the change in present value in response to changes in the shape of the yield curve (flattening and steepening) and monitors the impact on assets and liabilities. Risk monitoring is carried out by the Risk Management Department, which is independent from the business division, after organizationally separating the front, middle and back offices. Monitoring results are reported internally on a daily basis and regularly to the Asset Liability Management Committee and the Board of Directors.

At PayPay Bank Corporation, financial assets exposed to interest rate risk are mainly debt instruments. The fluctuation of the fair value of these financial assets, given certain fluctuations in interest rates, is used in quantitative analysis as part of the process to manage interest rate risk. As the debt instruments are measured at FVTOCI, the change in interest rate only affects the shareholders’ equity but not profits before tax.

PayPay Bank Corporation calculates the “BPV” (Basis Point Value: the change in market value when interest rates change by 0.01%) for these financial instruments as the change in the present value of the portfolio due to interest rate fluctuations, and uses this for quantitative analysis in interest rate risk management. When calculating BPV, PayPay Bank Corporation breaks down the target financial instruments into appropriate cash flows for each product classification by characteristics of the financial instruments, and applies the change rates derived from interest rate fluctuations for each period determined by the PayPay Bank Corporation.

The fluctuation is based on the assumption that risk variables other than interest rates remain constant, and does not take into account the correlation between interest rates and other risk variables. In general, an increase in market interest rates results in a decrease in the fair value of debt instruments, while a decrease in market interest rates results in an increase in their fair value. The following table presents the sensitivity of the fair value to the fluctuation of interest by 100 basis points.

	(In millions of yen)
	As the date of
	March 31, 2025	March 31, 2026
Change of fair value	9,225	11,155

In the calculation of the above table, debt securities held to maturity are excluded as they are not affected by changes in market interest rates.

(3) Fair Value of Financial Instruments

(i) The Group refers to the levels of the fair value hierarchy for financial instruments measured at fair value in the consolidated financial statements based on the following inputs:

•
Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels for the years ended March 31, 2025 and 2026.

(ii) The following table presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy.

As of March 31, 2025

			(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	132,509	—	—	132,509
Equity instruments
Equity securities	184	—	—	184
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	4,639	6,786	—	11,425
Corporate and other debt securities	—	87,492	8,200	95,692
Asset backed securities	—	—	279,442	279,442
Other financial assets
Financial assets measured at FVTPL
Derivative assets	228	2,006	—	2,234
Total	137,560	96,284	287,642	521,486

Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	102	1,084	—	1,186
Total	102	1,084	—	1,186

As of March 31, 2026

			(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	202,879	—	—	202,879
Equity instruments
Equity securities	306	24	964	1,294
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	55,949	2,725	—	58,674
Corporate and other debt securities	3,118	77,736	6,732	87,586
Asset backed securities	—	—	335,214	335,214
Other financial assets
Financial assets measured at FVTPL
Derivative assets	203	2,107	—	2,310
Total	262,455	82,592	342,910	687,957

Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	100	1,268	—	1,368
Total	100	1,268	—	1,368

(iii) The following table compares the fair value and carrying amount of the financial assets and financial liabilities. These are not measured at fair values in the Group’s Consolidated Statements of Financial Position, but for which fair values are disclosed. Certain financial instruments with short-term maturities are not included as their carrying amounts approximate their fair value.

As of March 31, 2025

				(In millions of yen)
	Book value	Fair value
		Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	664,594	—	—	673,236	673,236
Overdraft	261,943	—	—	327,971	327,971
Other	383	—	—	383	383
Securities
Debt instruments
Japanese government bonds and municipal bonds	353,590	126,188	220,256	—	346,444
Corporate and other debt securities	200,015	—	195,886	—	195,886
Asset backed securities	2,891	—	—	2,866	2,866
Total	1,483,416	126,188	416,142	1,004,456	1,546,786
Financial liabilities measured at amortized cost
Deposits
Demand deposits	1,688,643	—	1,688,643	—	1,688,643
Time deposits	152,393	—	152,222	—	152,222
Borrowings
Loan payables	315,578	—	99,354	210,907	310,261
Total	2,156,614	—	1,940,219	210,907	2,151,126

As of March 31, 2026

				(In millions of yen)
		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	909,483	—	—	908,513	908,513
Overdraft	312,255	—	—	337,479	337,479
Other	16,879	—	—	16,841	16,841
Securities
Debt instruments
Japanese government bonds and municipal bonds	720,182	264,985	439,089	—	704,074
Corporate and other debt securities	328,535	—	319,545	—	319,545
Asset backed securities	2,471	—	—	2,480	2,480
Total	2,289,805	264,985	758,634	1,265,313	2,288,932
Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,090,486	—	2,090,486	—	2,090,486
Time deposits	178,594	—	178,319	—	178,319
Borrowings
Loan payables	491,956	—	208,150	278,056	486,206
Total	2,761,036	—	2,476,955	278,056	2,755,011

(iv) Fair value of financial instruments is measured as follows:

(A)
Debt instruments

Fair values of the debt instruments that mainly consist of Japanese government bonds and municipal bonds are evaluated at quoted prices for the identical assets in active markets. When these prices are available, the fair values are classified as Level 1. When these prices are not available, the fair values are evaluated using observable inputs based on available information such as reference statistical prices, and those are classified as Level 2.

Fair values of the debt instruments that consist of exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1. Fair values of the debt instruments that consist of corporate bonds are calculated by each contract using discounted future cash flows according to the contract period using an interest rate that reflects the credit risk. Those that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use unobservable inputs such as unobservable credit spread of the issuers of the debt instruments are classified as Level 3. The Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of debt instruments.

(B)
Equity instruments

These securities include listed shares and private investment trust. Fair values of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1. Fair values of private investment trust that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use significant unobservable inputs such as unobservable real estate risk premium are classified as Level 3.

(C)
Asset backed securities

These securities include residential mortgage backed, credit card asset backed, installment receivables backed, and other asset backed securities. The markets for these securities are not active, and fair values of the asset backed securities are evaluated using broker or dealer quotations of identical or similar securities where the significant inputs are yields, prepayment rates, default probabilities and loss severities. Because such significant inputs are unobservable, these are classified as Level 3.

The Group monitors whether there is a continuing discrepancy between the quotations from brokers or dealers and the value calculated by the Risk Management Department on a daily basis using discounted future cash flows. In addition, the Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of asset backed securities.

(D)
Derivative instruments

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1. Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(E)
Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is a significant unobservable input, these are classified as Level 3.

(F)
Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount. Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(G)
Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group's own credit spread that would be used for borrowing with the same terms and maturity. The borrowings mainly consist of those classified as Level 3 since the Group’s own credit spread is used for fair value measurement which is unobservable. Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

(v) The changes in financial instruments categorized as Level 3

The changes in financial instruments categorized as Level 3 are as follows:

For the year ended March 31, 2025

		(in millions of yen)
	Financial assets measured at FVTOCI
	Asset backed securities	Corporate and other debt securities	Total
Fair value as of April 1, 2024	204,271	9,663	213,934
Purchases	138,261	—	138,261
Total gains (losses) for the year:
Included in other comprehensive income (loss)	(1,964)	(63)	(2,027)
Sales and settlements	(61,126)	(1,400)	(62,526)
Fair value as of March 31, 2025	279,442	8,200	287,642

For the year ended March 31, 2026

			(in millions of yen)
	Financial assets measured at FVTPL	Financial assets measured at FVTOCI
	Equity Securities	Asset backed securities	Corporate and other debt securities	Total
Fair value as of April 1, 2025	-	279,442	8,200	287,642
Purchases	964	135,968	-	136,932
Total gains (losses) for the year:
Included in other comprehensive income (loss)	-	(192)	(68)	(260)
Sales and settlements	-	(80,004)	(1,400)	(81,404)
Fair value as of March 31, 2026	964	335,214	6,732	342,910

(vi) Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3 and significant unobservable inputs are as follows:

Financial assets	Valuation technique	Significant unobservable inputs
Asset backed securities	Discounted cash flows	Discount margin/spreads Constant prepayment rate Constant default rate
Equity securities	Discounted cash flows	Real estate risk premium
Loan and advances Debt instruments	Discounted cash flows	Credit spread

The fair values of the asset backed securities were measured using broker or dealer quotes. These quotes are derived using discounted cash flow models. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group reviews the significant inputs used in the calculation of the quoted price. The Group believes that no adjustments are required for the broker or dealer quotes, and the use of broker or dealer quotes represents the best estimate of fair value, given the lack of active markets and observable inputs for asset backed securities.

(A)
Discount margin/spreads

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, these spreads reduce the net present value of an asset. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

(B)
Constant prepayment rate

The constant prepayment rates represent the expected future speed at which a loan portfolio will be repaid ahead of the contractual terms of the underlying loans. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(C)
Constant default rate

The constant default rate reflects the percentage of loans within a pool of loans on which the borrowers have fallen behind in making payments to their lender by more than 90 days. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(D)
Real estate risk premium

Real estate risk premium reflects terminal capitalization rates which are used in calculating reversionary value of real estate, and discount margin/spreads of real estate.

(E)
Credit spread

The credit spread represents the discount rate used when calculating the present value of future cash flows. In discounted cash flow models, such a spread is added to the benchmark rate when discounting the future expected cash flows. Hence, this spread reduces the net present value of debt instruments. The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk.

(4) Transfers of financial assets that do not meet the requirements for derecognition

(i)
Transfer of financial assets pertaining to Code-based Payment Business

The Group transfers certain settlement receivables included in accounts receivable to an external payment service provider. These transferred receivables subject to recourse obligation that makes the Group obligated to pay in the case of the debtor’s default and other specific conditions. As the Group bears credit risks arising from such transactions until collection of receivables, the Group has not substantially transferred all risks and rewards and therefore, such receivables are not derecognized.

The balances of transferred receivables that did not meet the requirement for derecognition of financial assets were 21,615 million yen and 20,494 million yen, which were included in accounts receivable in the Group’s Consolidated Statements of Financial Position, as of March 31, 2025 and 2026, respectively. The amounts received due to the transfer were 3,269 million yen and 1,694 million yen, which were included in other financial liabilities in the Group’s Consolidated Statements of Financial Position, as of March 31, 2025 and 2026, respectively. As these financial instruments are settled in a short period of time, the carrying amounts are equal to or reasonably approximate to their fair values, and consequently net positions are equal to or reasonably approximate to the difference between the fair value of the transferred assets and the associated liabilities.

This liability will be settled when the payment for the transferred assets by the original debtors is made and the Group is unable to utilize the transferred assets until the settlement is made. The difference between the amount of transferred assets and related liabilities as of March 31, 2025 and 2026 are because of timing difference between the transfer and the collection.

(ii)
Transfers of receivables arising from the credit card business

The Group transfers certain credit card receivables included in loans and advances to customers to financial institutions. Certain transferred receivables are subject to recourse obligation that makes the Group obligated to pay the transferee in the case of the debtor’s default and other conditions. As the Group bears credit risks arising from such transfers until the collection of such receivables, the Group has not substantially transferred all risks and rewards and therefore, such receivables are not derecognized.

The balances of receivables transferred that did not meet the requirement for derecognition of financial assets were 1,144 million yen and 7,133 million yen which were included in loans and advances to customers in the Group’s Consolidated Statements of Financial Position, as of March 31, 2025 and 2026, respectively. The amounts received from the transferee were 70,000 million yen and 160,000 million yen, which were included in borrowings in the Consolidated Statements of Financial Position, as of March 31, 2025 and 2026, respectively.

This borrowing will be derecognized when the payment for the transferred receivables by the original debtors received is executed and until such payment is received the Group is unable to utilize the transferred receivables. The difference between the amount of transferred receivables and related borrowing for the years ended March 31, 2025 and 2026 are due to collection of credit card receivables.

(iii)
Transfers of securities arising from repurchase agreements

For the year ended March 31, 2026, the Group transfers certain debt instruments measured at amortized cost included in securities to money market dealers. While the Group transfers the debt instruments, the Group enters into agreements to repurchase them at fixed prices in the future, and therefore the Group bears the price fluctuation risks of such debt instruments. As the Group bears the price fluctuation risks arising from such transactions until the repurchase is executed, the Group has not substantially transferred all risks and rewards and therefore, such securities are not derecognized.

The balance of transferred securities that did not meet the requirement for derecognition of financial assets was 111,360 million yen, which was included in securities in the Group’s Consolidated Statements of Financial Position, as of March 31, 2026. The amount received from the transferee was 108,981 million yen, which was included in borrowings in the Group’s Consolidated Statements of Financial Position, as of March 31, 2026.

This borrowing will be derecognized when the repurchase by the Group is executed, and until the repurchase is executed, the Group is unable to utilize the transferred debt instruments. In addition, the carrying amounts of the transferred debt instruments and the associated borrowings reasonably approximate their fair values as of March 31, 2026.

(5) Assets Pledged as Collateral

The carrying amounts of assets pledged as collateral are as follows:

	(In millions of yen)
	March 31, 2025	March 31, 2026
Guarantee deposits (1)	2,133	1,980
Loans and advances to customers (2)	30,982	30,999
Securities (1)(3)	249,056	605,904
Other (1)	3,713	5,162
Total	285,884	644,045

(1)
Financial institutions have the right to dispose of the assets pledged as collateral and apply the proceeds to satisfy the outstanding debt or offset the amount due in the event of a default.
(2)
The Group does not derecognize credit card receivables that are transferred to securitization trusts. The amounts of borrowings from securitization backed by pledged loans and advances to customers was 55,000 million yen as of March 31, 2025 and 2026. The transfers of credit card receivables that do not meet the requirements for derecognition are shown in (ii) Transfers of receivables arising from the credit card business above.
(3)
PayPay Bank Corporation pledges securities as collateral with the Bank of Japan and the Japanese Banks' Payment Clearing Network for funding and for settlement purposes.

(6) Offsetting of Financial Assets and Financial Liabilities

The offsetting information regarding financial assets and financial liabilities is as follows:

As of March 31, 2025

			(In millions of yen)
	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in Consolidated Statements of Financial Position	Net amounts presented in Consolidated Statements of Financial Position	Net amounts
Financial assets
Accounts receivable
Settlement receivables	54,611	(21,904)	32,707	32,707
Other receivables	15,396	(15,396)	—	—
Loans and advances to customers
Credit card receivables	1	(1)	—	—
Other financial assets
Receivables from third party operators of deposit machines	21,418	(16,075)	5,343	5,343
Financial liabilities
Accounts payable
Settlement payables	934,212	(36,473)	897,739	897,739
Credit card payables	27,742	(373)	27,369	27,369
Other payables	545	(1)	544	544
Other financial liabilities
Accrued expenses	454	(454)	—	—
Suspense receipts	19,496	(16,075)	3,421	3,421

As of March 31, 2026

			(In millions of yen)
	Gross amounts of recognized financial assets and financial liabilities	Amounts offset in Consolidated Statements of Financial Position	Net amounts presented in Consolidated Statements of Financial Position	Net amounts
Financial assets
Accounts receivable
Settlement receivables	55,361	(25,674)	29,687	29,687
Other receivables	18,676	(18,676)	—	—
Loans and advances to customers
Credit card receivables	1	(1)	—	—
Other financial assets
Receivables from third party operators of deposit machines	22,201	(17,547)	4,654	4,654
Financial liabilities
Accounts payable
Settlement payables	1,108,070	(43,533)	1,064,537	1,064,537
Credit card payables	30,684	(404)	30,280	30,280
Other payables	589	(2)	587	587
Other financial liabilities
Accrued expenses	412	(412)	—	—
Suspense receipts	20,681	(17,547)	3,134	3,134

The Group has no enforceable master netting arrangement or similar agreement.

37. Subsidiaries and Investments Accounted for Using the Equity Method

(1)　Information on Subsidiaries

The Group’s consolidated financial statements include the following subsidiaries.

			Percentage of ownership
Name	Primary business activities	Country of incorporation	March 31, 2025	March 31, 2026
PayPay Card Corporation	Credit card business	Japan	100	100
PayPay India Private Limited	Software development	India	100	100
PayPay Bank Corporation (1)	Banking business	Japan	6	76
PayPay Securities Corporation (2)	Security intermediary business	Japan	29	75
PPSC Investment Service Corporation (3)	PayPay Point investment-related business	Japan	29	75
Credit Engine, Inc. (4)	Software development	Japan	100	100
LENDY Servicing, Inc. (5)	Servicer	Japan	100	100
CE Asset, Inc. (5)	Servicer	Japan	100	100
Credit Engine Asia Pte. Ltd. (6)	Servicer	Singapore	100	—

(1)
The Group consolidated the financial statements of PayPay Bank Corporation retrospectively from April 1, 2022 as PayPay Bank Corporation was acquired through a business combination of entities under common control with Z Financial Corporation (currently LY Corporation), a subsidiary of SBG. Refer to Note 7, Business Combinations, for details.
(2)
The Group consolidated the financial statements of PayPay Securities Corporation retrospectively from April 1, 2022 as PayPay Securities Corporation was acquired through a business combination of entities under common control with SoftBank Corp. and LY Corporation, subsidiaries of SBG. Refer to Note 7, Business Combinations, for details.
(3)
PPSC Investment Service Corporation is a subsidiary of PayPay Securities Corporation.
(4)
Effective April 1, 2025, Credit Engine Group, Inc. absorbed Credit Engine, Inc., its wholly owned subsidiary, with Credit Engine Group, Inc. as the surviving company and Credit Engine, Inc. as the disappearing company.
(5)
These companies are subsidiaries of Credit Engine, Inc. (formerly Credit Engine Group, Inc.).
(6)
 The liquidation of Credit Engine Asia Pte. Ltd. was completed, effective September 1, 2025.

(2)　Summarized Financial Information and Other Information on a Subsidiary with Significant Non-controlling Interests

The summarized financial information and other information on subsidiaries with significant non-controlling interests for the years ended March 31, 2024, 2025 and 2026 are as follows.

PayPay Bank Corporation

General Information

	March 31, 2024	March 31, 2025	March 31, 2026
Ownership of the non-controlling interests (%) (1)(2)	94	94	24
(1)
Non-controlling interests of PayPay Bank Corporation represent the share of PayPay Bank Corporation not owned by the Company’s ultimate parent company, SBG, prior to the actual date of the business combination of entities under common control on April 11, 2025. Such interests arise as the Company applied the pooling of interests method of accounting for the acquisition of PayPay Bank Corporation retrospectively.
(2)
On April 11, 2025, the Company acquired 47.1% of the common shares and all non-voting Class A preferred shares of PayPay Bank Corporation from Mitsui Sumitomo Insurance Co., Ltd. and SBG’s subsidiary, Z Financial Corporation (currently LY Corporation), with such preferred shares subsequently converted into common shares on April 28, 2025, resulting in an ownership interest of 75.5%. Refer to Note 7, Business Combinations for further details.

		(In millions of yen)
	March 31, 2025	March 31, 2026
Accumulated amount attributable to non-controlling interests in PayPay Bank Corporation	119,427	33,249

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Profit for the year attributable to non-controlling interests in PayPay Bank Corporation	5,037	5,052	2,745

Summarized financial information

		(In millions of yen)
	March 31, 2025	March 31, 2026
Total assets	2,179,939	3,155,448
Total liabilities	2,048,079	3,019,577
Total shareholders’ equity	131,860	135,871

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Total revenue	43,322	49,658	65,745
Profit for the year	5,483	5,368	10,844
Total comprehensive income for the year, net of tax	4,351	1,915	7,444

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Net cash provided by operating activities	38,709	82,238	592,220
Net cash used in investing activities	(238,302)	(102,940)	(618,910)
Net cash provided by (used in) financing activities	77,686	(3,645)	104,578
Effect of exchange rate changes on cash and cash equivalents	392	(11)	—
Increase (decrease) in cash and cash equivalents	(121,515)	(24,358)	77,888

(3)　Investments Accounted for Using the Equity Method

The consolidated financial statements of the Group include the following investments accounted for using the equity method:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	March 31, 2025	March 31, 2026
PayPay SC Corporation	Merchant acquisition agent	Japan	34	34
Binance Japan Inc.(1)	Cryptocurrency exchange business	Japan	—	40
(1)
The Group acquired shares of Binance Japan Inc. in September 2025.

Financial information of individually immaterial investments accounted for using the equity method is as follows:

Information on investments accounted for using the equity method as of March 31, 2025 is omitted as it is immaterial.

(In millions of yen)
March 31, 2026
Carrying amounts	12,762

(In millions of yen)
For the year ended
March 31, 2026
Share of loss	(137)
Share of total comprehensive loss	(137)

(4)　Structured Entities

The Group’s consolidated structured entities include money trusts established and operated for specific purposes, and trusts established to facilitate securitization transactions for the Group’s receivables. Although the Group does not hold voting rights or similar rights in these trusts, the Group has the power to direct the relevant activities under the trust agreements and other contractual arrangements. In addition, the Group is exposed to variable returns associated with income and other economic benefits generated by these trusts. Furthermore, the Group has the ability to affect the amount of such variable returns through its power over these trusts. Accordingly, the Group has determined that it controls these trusts and consolidates them. Except for additional trust contributions required to satisfy safeguarding obligations under the Payment Services Act, and for subordinated beneficial interests in securitization trusts, the Group has no contractual obligation to provide significant financial or other support to any of these trusts. In addition, the Group has not provided, and does not intend to provide, significant financial or other support to its consolidated structured entities. Additionally, the Group has no material unconsolidated structured entities.

38. Related Party Transactions

The following tables provide significant balances and related party transactions for the years ended March 31, 2024, 2025 and 2026. For information about the Group’s structure, including the parent companies, refer to Note 1, Reporting Entity.

(1)
Transactions with Related Parties

For the year ended March 31, 2024

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)
Relationship	Name	Transactions	Profit or loss (1)	Settlement amounts (2)	Outstanding receivable (payable) balances (3)
Parent company	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. (4)	—	19,888	3,350
					(184)
		Securitization transaction involving receivables	—	51,543	80,278
Parent company	LY Corporation	Rendering settlement service (5)	15,701	1,768,955	(138,749)
		Bearing expenses of user incentives awarded by LY Corporation (6)	6,573	—	(844)
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants (7)	10,245	912,322	36,144
					(4,471)
		Rendering settlement service (7)	—	419,058	(22,240)

(1)
Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.
(2)
Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as items in the Consolidated Statements of Financial Position and not recorded as profit or loss.
(3)
The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)
The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts from SoftBank Corp.
(5)
The Group renders settlement services such as for LY Corporation’s e-commerce businesses. The amounts of profit or loss and settlement amount are total of those with Yahoo Japan Corporation on and before September 30, 2023 and those with LY Corporation after September 30, 2023, due to the intra-group reorganizations of LY Corporation on October 1, 2023. Refer to Note 1, Reporting Entity for further details of the intra-group reorganizations of LY Corporation.
(6)
The Group pays for user incentives awarded mainly by making purchases on LY Corporation's e-commerce platform.
(7)
The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to top up the PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

Financial Transaction

				(In millions of yen)
Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company	LY Corporation	Loan payables and interest expenses (1)	502	(95,100)
		Deposits and interest received (1)	428	—

(1)
Interest amount is total of those with Z Holdings Corporation on and before September 30, 2023 and those with LY Corporation after September 30, 2023, due to the intra-group reorganizations of LY Corporation on October 1, 2023. Refer to Note 1, Reporting Entity for further details of the intra-group reorganizations of LY Corporation.

For the year ended March 31, 2025

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)
Relationship	Name	Transactions	Profit or loss (1)	Settlement amounts (2)	Outstanding receivable (payable) balances (3)
Parent company	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. (4)	—	36,385	4,546
					(259)
		Securitization transaction involving receivables	—	72,914	123,050
Parent company	LY Corporation	Rendering settlement service (5)	18,253	1,825,130	(148,646)
		Bearing expenses of user incentives awarded by LY Corporation (6)	2,814	—	(474)
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants (7)	8,806	615,825	32,275
					(3,531)
		Rendering settlement service (7)	—	721,382	(39,036)

(1)
Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.
(2)
Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as items in the Consolidated Statements of Financial Position and not recorded as profit or loss.
(3)
The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)
The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts from SoftBank Corp.
(5)
The Group renders settlement services such as for LY Corporation’s e-commerce businesses.
(6)
The Group pays for user incentives awarded mainly by making purchases on LY Corporation's e-commerce platform.
(7)
The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to top up the PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

Financial Transactions

				(In millions of yen)
Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company	LY Corporation	Loan payables and interest expenses	493	(50,052)

For the year ended March 31, 2026

Significant balances and transactions between the Group and related parties are as follows:

Settlement and Other Operating Transactions

					(In millions of yen)
Relationship	Name	Transactions	Profit or loss (1)	Settlement amounts (2)	Outstanding receivable (payable) balances (3)
Parent company	SoftBank Corp.	Granting PayPay Points to users on behalf of SoftBank Corp. (4)	—	55,699	5,200
					(459)
		Securitization transaction involving receivables	—	62,916	139,630
Parent company	LY Corporation	Rendering settlement service (5)	21,947	2,097,781	(167,738)
		Bearing expenses of user incentives awarded by LY Corporation (6)	2,897	—	(358)
Subsidiary of parent company	SB Payment Service Corporation	Utilizing settlement system for merchants (7)	8,697	591,330	29,368
					(1,963)
		Rendering settlement service (7)	—	1,011,159	(53,688)
(1)
Profit or loss shows the amount that is recorded in the Group’s Consolidated Statements of Profit or Loss.
(2)
Settlement amounts show the volume of settlements in millions of yen for settlement related services that are recorded as items in the Consolidated Statements of Financial Position and not recorded as profit or loss.
(3)
The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)
The Group grants PayPay Points to users on behalf of SoftBank Corp. and claims those amounts from SoftBank Corp.
(5)
The Group renders settlement services such as for LY Corporation’s e-commerce businesses.
(6)
The Group pays for user incentives awarded mainly by making purchases on LY Corporation's e-commerce platform.
(7)
The Group utilizes SB Payment Service Corporation’s settlement system for merchants, which enables users to top up the PayPay Balance and Other Items and billings of telecommunication services of SoftBank Corp.

Financial Transactions

				(In millions of yen)
Relationship	Name	Transactions	Interest amounts	Outstanding receivable (payable) balances
Parent company	LY Corporation	Loan payables and interest expenses	278	(20,035)

Equity Transactions

There are no significant impacts either on assets or liabilities as of March 31, 2026 or profit or loss for the year ended March 31, 2026 arising from the transactions listed in the table below.

			(In millions of yen)
Relationship	Name	Transactions	Amount
Parent company	SoftBank Corp.	Acquisition of shares (1)	5,727
		Issuance of new shares (3)	34,889
Parent company	LY Corporation	Acquisition of shares (1)	80
		Issuance of new shares (3)	34,889
Other affiliated company	SVF II Piranha (DE) LLC	Exercise of stock options (2)	15,901
		Issuance of new shares (3)	35,944
Subsidiary of parent company	Z Financial Corporation (5) (currently LY Corporation)	Acquisition of shares (4)	117,000
(1)
On April 1, 2025, the Company acquired common shares of PayPay Securities Corporation at 100,000 yen per share.
(2)
On April 4, 2025, all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised.
(3)
On April 10, 2025, the Company issued common shares through a third-party allotment.
(4)
On April 11, 2025, the Company acquired common and Class A preferred shares of PayPay Bank Corporation at 94,584 yen per share.
(5)
Z Financial Corporation was merged into LY Corporation on August 1, 2025.

(2)
Compensation for Key Executives

The compensation for our key executives (directors) is as follows:

		(In millions of yen)
	For the year ended
Types of compensation	March 31, 2024	March 31, 2025	March 31, 2026
Remuneration and bonuses	231	262	379
Share-based payments (1)	—	—	189
Total	231	262	568
(1)
As the Group completed its initial public offering on March 12, 2026 and satisfied the IPO condition, the Group commenced the recognition of share-based payment expenses in the Consolidated Statements of Profit or Loss for the year ended March 31, 2026

39. Commitments

Significant commitments for the purchase of goods and services are as follows:

		(In millions of yen)
	March 31, 2025	March 31, 2026
Purchase contracts for services	3,738	25,175
Intangible assets	1,138	515
Property and equipment	192	494
Total	5,068	26,184

40. Supplemental Cash Flow Information

(1)
Classification of cash flows in Financial Services segment

The Group classifies the cash flows from changes in assets and liabilities associated with its banking business, such as loans and advances and deposits from customers, as cash flows from operating activities in the Consolidated Statements of Cash Flows because the changes are derived from the principal revenue-producing activities.

(2)
Interests received and Interests paid

Cash flows from operating activities include the following amounts of interest received and interest paid (negative figures indicate payments).

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Interests received	74,962	89,771	115,524
Interests paid	(2,246)	(4,463)	(10,466)

(3)
Significant Non-cash Transactions

Significant non-cash transactions are as follows:

a. Issuance of stock options

The Company granted stock options to the Group’s directors and employees for the year ended March 31, 2026. The stock options granted with no cash consideration are non-cash transactions. Refer to Note 35, Share-based Payments for further detail.

b. Lease transactions

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Increase in right-of-use assets	1,852	8,862	504

41. Subsequent Events

Agreement to acquire T&D Financial Life Insurance Company

On June 4th, 2026, the Company entered into the Share Purchase Agreement to purchase 70.2% of shares of T&D Financial Life Insurance Company. The consideration for the shares is expected to be approximately 132 billion yen. The acquisition is intended to add life insurance services to the Company’s financial services offering and to combine T&D Financial Life Insurance Company’s business platform with the Company’s digital platform and customer base. The consummation of the share acquisition is subject to regulatory approval and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life Insurance Company and other customary closing conditions.

As of the date of approval of these consolidated financial statements, the financial impact of the transaction cannot be reasonably estimated because the transaction has not yet been completed and the purchase price allocation and related assessments have not been finalized.

Extinguishment of Stock Options under the Trust-Type Stock Option Plan

On June 11, 2026, the knockout condition applicable to the trust-type stock option plan was triggered, resulting in the automatic extinguishment of all remaining outstanding stock options under the 2nd through 46th Series Stock Option plan. This was a non-adjusting subsequent event and had no material impact on the consolidated financial statements. In addition, the extinguishment of these stock options had no material impact on the calculation of diluted earnings per share.

42. Approval of Consolidated Financial Statements

The consolidated financial statements have been approved by Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer, on June 30, 2026.

Schedule I—Condensed Financial Information

In accordance with Rule 5-04 of Regulation S-X, management concluded that the Group is required to present Condensed Financial Information as of March 31, 2025 and 2026, and for each of the three years ended March 31, 2026.

Management calculated the restricted net assets, as defined in Rule 1-02(dd) of Regulation S-X, for each consolidated subsidiary. As of March 31, 2026, the restricted net assets of PayPay Card Corporation and PayPay Bank Corporation were 724,001 million yen and 41,071 million yen, respectively. In the aggregate, these restricted net assets exceeded 25% of the Group's consolidated net assets of 430,761 million yen.

PayPay Corporation

Condensed Statements of Financial Position

		(In millions of yen)
	March 31, 2025	March 31, 2026
Assets
Cash and cash equivalents	133,350	308,218
Guarantee deposits	590,878	624,995
Accounts receivable	472,813	579,421
Loans and advances to customers	51	50
Securities	35,953	65,612
Other financial assets	11,264	15,271
Property and equipment	1,666	1,814
Right-of-use assets	2,959	4,366
Intangible assets	18,958	20,883
Investments in subsidiaries and associates	115,165	257,536
Deferred tax assets	12,737	70,273
Other assets	5,126	5,036
Total assets	1,400,920	1,953,475
Liabilities
Deposits	391,595	451,263
Accounts payable	842,956	1,008,463
Income tax payables	2,995	4,872
Other financial liabilities	21,099	32,485
Provisions	745	1,466
Lease liabilities	6,744	6,166
Other liabilities	14,523	15,371
Total liabilities	1,280,657	1,520,086
Shareholders’ equity
Issued capital	91,434	200,635
Share premium	968	110,799
Retained earnings	27,861	121,955
Total shareholders’ equity	120,263	433,389
Total liabilities and shareholders’ equity	1,400,920	1,953,475

Condensed Statements of Profit or Loss

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Transaction and service income	167,871	217,432	273,939
Interest income	36	325	1,783
Gains (losses) on financial instruments	(59)	105	882
Other operating income	1,740	1,439	2,562
Total revenue	169,588	219,301	279,166
Point expenses	(65,078)	(86,424)	(110,416)
Settlement related cost	(41,872)	(46,894)	(52,816)
Employee benefit expenses	(21,853)	(20,972)	(23,673)
Professional and outsourcing services expenses	(15,480)	(12,757)	(14,081)
Provision for loss allowance	(536)	93	67
Other operating expenses	(30,416)	(30,899)	(34,890)
Total operating expenses	(175,235)	(197,853)	(235,809)
Operating profit (loss)	(5,647)	21,448	43,357
Profit (loss) before tax	(5,647)	21,448	43,357
Income tax (expense) benefit	2,506	9,651	50,710
Profit (loss) for the year	(3,141)	31,099	94,067

Condensed Statements of Cash Flows

			(In millions of yen)
	For the year ended
	March 31, 2024	March 31, 2025	March 31, 2026
Net cash provided by (used in) operating activities	(254,620)	(133,687)	140,554
Cash flows from (used in) investing activities
Purchases of securities	(14,394)	(21,555)	(43,943)
Proceeds from sales/redemption of securities	—	—	14,400
Purchases of intangible assets	(9,235)	(8,360)	(8,101)
Purchases of shares of subsidiaries and associates	(6,596)	(8,543)	(11,655)
Payments into term deposits	(1,740)	(1,861)	—
Others	(588)	(3,641)	(2,181)
Net cash used in investing activities	(32,553)	(43,960)	(51,480)

Cash flows from (used in) financing activities
Repayments of lease liabilities	(714)	(1,075)	(1,531)
Proceeds from issuance of new shares	―	―	217,522
Payment for the purchase of the equity interest of subsidiaries, through transactions under common control	―	―	(130,185)
Net cash provided by (used in) financing activities	(714)	(1,075)	85,806

Effect of exchange rate changes on cash and cash equivalents	—	—	(12)
Increase (decrease) in cash and cash equivalents	(287,887)	(178,722)	174,868
Cash and cash equivalents at the beginning of the year	599,959	312,072	133,350
Cash and cash equivalents at the end of the year	312,072	133,350	308,218

Note to Condensed Financial Statements - Basis of presentation

The condensed financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards issued by the IASB.

The Company's condensed financial information includes inter-company revenue or expenses, which is eliminated in the Group's Consolidated Statements of Profit or Loss. The Company's condensed financial information should be read in conjunction with the Group's consolidated financial statements.